THIS DOCUMENT IS IMPORTANT AND RE

If you are in any doubt as to any aspect of this Composite Document or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in First Pacific Company Limited, you should at once hand this Composite Document and the accompanying Forms of Acceptance to the purchaser(s) or transferee(s) or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s). This Composite Document should be read in conjunction with the accompanying Forms of Acceptance, the contents of which form part of the terms of the Offers contained herein.

The Stock Exchange of Hong Kong Limited and the Securities and Futures Commission take no responsibility for the contents of this Compo[illegible] the accompanying Forms of Acceptance, make no representation as to their [illegible] sly disclaim any liability whatsoever for any loss howsoever arising fro[illegible] ny part of the contents of this Composite Document and the accompany[illegible]


06013810


FIRST
PACIFIC

Salerni International Limited
(Incorporated in the British Virgin Islands with limited liability)

FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

MANDATORY CONDITIONAL CASH OFFERS BY CIMB-GK SECURITIES (HK) LIMITED ON BEHALF OF SALERNI INTERNATIONAL LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF, AND TO CANCEL ALL OUTSTANDING OPTIONS OF, FIRST PACIFIC COMPANY LIMITED (OTHER THAN THOSE SHARES ALREADY BENEFICIALLY OWNED BY SALERNI INTERNATIONAL LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

Financial adviser to Salerni International Limited

CIMB

CIMB-GK Securities (HK) Limited

Independent Financial Adviser to the Independent Board Committee



SOMERLEY LIMITED

A letter from CIMB-GK Securities (HK) Limited containing, amongst other things, details of the terms of the Offers, is set out on pages 15 to 25 of this Composite Document.

A letter from the Board is set out on pages 8 to 14 of this Composite Document.

A letter from the Independent Board Committee containing its recommendation in respect of the Offers to the Independent Shareholders and Independent Optionholders is set out on pages 26 to 27 of this Composite Document and a letter from the independent financial adviser, Somerley Limited, containing its advice to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders in respect of the Offers, is set out on pages 28 to 49 of this Composite Document.

The procedures for acceptance of the Offers and related information are set out on pages 50 to 57 in Appendix I to this Composite Document and in the accompanying Forms of Acceptance. Acceptances of the Share Offer should be received by Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong and acceptances of the Option Offer should be received by the Company at 24/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, no later than 4:00 p.m. on Friday, 2 June 2006 ("First Closing Date") or such other time and/or date as the Offeror may determine and announce in accordance with the requirements of the Takeovers Code. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

12 May 2006

FORM OF ACCEPTANCE AND TRANSFER FOR USE IF YOU WANT TO ACCEPT THE SHARE OFFER.
本接納及過戶表格在　閣下欲接納股份收購建議時適用。


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)
(Stock Code 股份代號：00142)

FORM OF ACCEPTANCE AND TRANSFER
OF SHARES OF US$0.01 EACH IN THE ISSUED SHARE CAPITAL OF
FIRST PACIFIC COMPANY LIMITED
第一太平有限公司已發行股本中
每股面值0.01美元之股份之接納及過戶表格

All parts should be completed　每項均須填妥

Share Registrar 股份過戶登記處 — Computershare Hong Kong Investor Services Limited 香港中央證券登記有限公司 — Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong 香港灣仔皇后大道東183號合和中心17樓1712至1716室

FOR THE CONSIDERATION stated below the "Transferor(s)" named below hereby transfer(s) to the "Transferee" named below the Share(s) specified below subject to the terms and conditions contained herein and in the accompanying Composite Document.
根據本表格及附奉的綜合文件所載條款及條件，下列「轉讓人」現按下列對價，將以下註明之股份轉讓予下列「承讓人」。

Number of Share(s) (Note) 股份數目 (附註)	FIGURES 數目	WORDS 大寫
Share certificate number(s) 股票號碼		
TRANSFER FROM TRANSFEROR(S) name(s) and address in full 轉讓自轉讓人 全名及地址 (EITHER TYPEWRITTEN OR WRITTEN IN BLOCK CAPITALS) (請用打字機或正楷填寫)	Family name(s) or company name(s): 姓氏或公司名稱： Registered Address: 註冊地址：	Forename(s): 名字： Telephone number: 電話號碼：
CONSIDERATION 對價	HK$2.20 in cash for each Share 每股股份為現金2.20港元	
TRANSFER TO TRANSFEREE 轉讓予承讓人	Name 名稱： Correspondence Address: 通訊地址： Occupation 職業：	Salerni International Limited 24/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong 香港中環康樂廣場8號交易廣場第二座24樓 Corporation 法人團體

PLEASE DO NOT DATE 請勿填寫日期 ➡ SIGNED by the parties to this transfer, this ____ day of ____, 200____　由轉讓雙方於二零零____年____月____日簽署

Signed by the Transferor(s) in the presence of:
轉讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

NAME OF WITNESS 見證人姓名

Address 地址

Occupation 職業

ALL JOINT HOLDERS MUST SIGN HERE
⬅所有聯名持有人均須於本欄個別簽署

Signature(s) of Transferor(s)
轉讓人簽署

Do not complete 請勿填寫本欄

Signed by the Transferee in the presence of:
承讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

NAME OF WITNESS 見證人姓名
Occupation 職業

Address 地址

Occupation 職業

For and on behalf of 代表
Salerni International Limited

Authorised Signatory(ies)
授權簽署

Signature of Transferee
承讓人簽署

Note: Insert the total number of Shares for which the Share Offer is accepted. If no number is inserted or a number in excess of your registered holding of the Shares is inserted on this form of acceptance and transfer and you have signed this form, you will be deemed to have accepted the Share Offer for your entire registered holding of the Shares.

附註： 請填上接納股份收購建議之股份總數。如　閣下並無在本接納及過戶表格上填上數目或所填數目超過　閣下所持之登記持股量並已簽署本表格，則　閣下將被視為已就名下持有之全部股份接納股份收購建議。

PERSONAL DATA

Personal Information Collection Statements

The main provisions of the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the "Ordinance") came into effect in Hong Kong on 20 December 1996. This personal information collection statement informs you of the policies and practices of the Offeror, the Registrar and in relation to personal data and the Ordinance.

1. Reasons for the collection of your personal data

To accept the Share Offer for your Shares, you must provide the personal data requested. Failure to supply the requested data may result in the processing of your acceptance being rejected or delayed.

2. Purposes

The personal data which you provide on this form may be used, held and/or stored (by whatever means) for the following purposes:

- processing your acceptance and verification or compliance with the terms and application procedures set out in this form and the Composite Document;
- registering transfers of the Share(s) out of your name;
- maintaining or updating the relevant register of holders of the Share(s);
- conducting or assisting to conduct signature verifications, and any other verification or exchange of information;
- distributing communications from the Offeror and/or its subsidiaries or agents such as CIMB-GK and the Registrar;
- compiling statistical code information and shareholder profiles;
- making disclosures as required by laws, rules or regulations (whether statutory or otherwise);
- any other purpose in connection with the business of the Offeror or the Registrar; and
- any other incidental or associated purposes relating to the above and other purpose to which the Shareholders may from time to time agree to or be informed of.

3. Transfer of personal data

The personal data provided in this form will be kept confidential but the Offeror and the Registrar may, to the extent necessary for achieving the purposes above or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and, in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) such personal data to, from or with any and all of the following persons and entities:

- the Offeror, its subsidiaries and/or agent(s), such as CIMB-GK and the Registrar;
- any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to the Registrar, in connection with the operation of its business;
- any regulatory or governmental bodies;
- any other persons or institutions with which you have or propose to have dealings, such as your bankers, solicitors, accountants or licensed securities dealers or registered institution in securities; and
- any other persons or institutions whom the Offeror or the Registrar considers to be necessary or desirable in the circumstances.

BY SIGNING THIS FORM YOU AGREE TO ALL OF THE ABOVE

4. Access and correction of personal data

The Ordinance provides you with rights to ascertain whether the Offeror or the Registrar holds your personal data, to obtain a copy of that data, and to correct any data that is incorrect. In accordance with the Ordinance, the Offeror and the Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Offeror or the Registrar (as the case may be).

個人資料

收集個人資料聲明

香港法例第486章個人資料(私隱)條例(「該條例」)的主要條文已於一九九六年十二月二十日在香港生效。本收集個人資料聲明旨在知會　閣下有關收購人、股份過戶登記處及有關個人資料及該條例的政策及慣例。

1. 收集　閣下個人資料的原因

如接納股份收購建議，　閣下須提供所需的個人資料，倘閣下未能提供所需資料，則可能導致　閣下的接納申請被拒或受到延誤。

2. 用途

閣下於本表格提供的個人資料可能會用作、持有及／或保存(以任何方式)作下列用途：

- 處理　閣下的接納申請及核實或遵循本表格及綜合文件載列的條款及申請程序；
- 登記以　閣下名義的股份轉讓；
- 保存或更新有關股份的股東名冊；
- 核實或協助核實簽名，以及進行任何其他資料核實或交換；
- 自收購人及／或其附屬公司或代理人(例如聯昌國際及股份過戶登記處)收取通訊；
- 編製統計代碼資料及股東資料；
- 按法例、規則或規定(無論法定或非法定規定)作出披露；
- 有關收購人或股份過戶登記處業務的任何其他用途；及
- 有關上文所述任何其他臨時或關連用途及股東不時同意或知悉的其他用途。

3. 轉交個人資料

本表格提供的個人資料將作為機密資料妥當保存，但收購人及股份過戶登記處為達致上述任何用途，可能作出必需的查詢，以確認個人資料的準確性，彼等尤其可能披露、獲取或轉交(無論在香港或香港以外地區)該等個人資料予下列任何及所有個人及實體，或自下列任何及所有個人及實體披露、獲取或轉交(無論在香港或香港以外地區)該等個人資料：

- 收購人、其附屬公司及／或代理，例如聯昌國際及股份過戶登記處；
- 為股份過戶登記處的業務經營提供行政、電訊、電腦、付款或其他服務的代理、承包商或第三方服務供應商；
- 任何監管或政府機構；
- 與　閣下進行交易或建議進行交易的任何其他個人或機構，例如　閣下的銀行、律師、會計師或持牌證券交易商或證券登記機構；及
- 收購人或股份過戶登記處認為必需或適當情況下的任何其他個人或機構。

閣下一經簽署本表格即表示同意上述所有條款

4. 獲取及更正個人資料

根據該條例的規定，　閣下可確認收購人或股份過戶登記處是否持有　閣下的個人資料，並獲取該資料副本，以及更正錯誤資料。依據該條例的規定，收購人及股份過戶登記處可就獲取任何數據的請求收取合理的手續費。獲取資料或更正資料或獲取有關政策及慣例及所持資料類型的資料的所有請求，須提交收購人或股份過戶登記處(視情況而定)。

THIS FORM OF ACCEPTANCE AND TRANSFER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of this form of acceptance and transfer or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares, you should at once hand this form of acceptance and transfer and the accompanying Composite Document to the purchaser(s) or the transferee(s) or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The making of the Share Offer to persons with a registered address in jurisdictions outside Hong Kong may be prohibited or affected by the laws of the relevant jurisdictions. If you are a citizen or resident or national of a jurisdiction outside Hong Kong, you should inform yourself about and observe any applicable legal requirements. It is your responsibility if you wish to accept the Share Offer to satisfy yourself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consent which may be required or the compliance with other necessary formalities or legal requirements and the payment of any transfer or other taxes due in respect of such jurisdiction.

Unless the context otherwise requires, terms used in this form shall bear the same meanings as defined in the composite offer and response document dated 12 May 2006 (the "Composite Document") issued by Salerni International Limited and First Pacific Company Limited.

HOW TO COMPLETE THIS FORM

The Share Offer is subject to conditions. This form of acceptance and transfer should be read in conjunction with the accompanying Composite Document.

To accept the Share Offer made by CIMB-GK Securities (HK) Limited ("**CIMB-GK**"), on behalf of Salerni International Limited (the "**Offeror**"), you should complete and sign this form of acceptance and transfer and forward this form, together with the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for the whole of your holding of the Shares, or for not less than such number of Shares in respect of which you wish to accept the Share Offer, by post or by hand, marked "First Pacific Share Offer" on the envelope, to the Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible, but in any event so as to reach the Registrar by no later than 4:00 p.m. on Friday, 2 June 2006 (or such later time and/or date as the Offeror may determine and announce as permitted under the Takeovers Code). The provisions of Appendix I to the Composite Document are incorporated into and form part of this form of acceptance and transfer.

FORM OF ACCEPTANCE AND TRANSFER IN RESPECT OF THE SHARE OFFER

To: **CIMB-GK and the Offeror**

1. My/Our execution of this form of acceptance and transfer (whether or not such form is dated), which shall be binding on my/our successors and assignees, shall constitute:

(a) my/our acceptance of the Share Offer made by CIMB-GK on behalf of the Offeror, as contained in the Composite Document, for the consideration and on and subject to the terms and conditions therein and herein mentioned, in respect of the number of Shares specified in this form of acceptance and transfer or, if no such number is specified or a greater number is specified than I/we am/are registered as the holder(s) thereof, in respect of such number of Shares as to which I/we am/are registered as the holder(s);

(b) my/our irrevocable instruction and authority to the Offeror and/or CIMB-GK or their respective agent(s) to send a cheque crossed "Not negotiable – account payee only" drawn in my/our favour for the cash consideration to which I/we shall have become entitled under the terms of the Share Offer after deducting all sellers' ad valorem stamp duty payable by me/us in connection with my/our acceptance of the Share Offer, by ordinary post at my/our risk to the person and the address stated below or, if no name and address is stated below, to me or the first-named of us (in the case of joint registered Shareholders) at the registered address shown in the register of members of the Company.

(Insert name and address of the person to whom the cheque is to be sent if different from the registered Shareholder or the first-named of joint registered Shareholders.)

Name: (in block capitals)

Address: (in block capitals)

(c) my/our irrevocable instruction and authority to the Offeror and/or CIMB-GK or such person or persons as they may direct for the purpose, on my/our behalf, to make and execute the contract note as required by Section 19(1) of the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) to be made and executed by me/us as the seller(s) of the Share(s) to be sold by me/us under the Share Offer and to cause the same to be stamped and to cause an endorsement to be made on this form of acceptance and transfer in accordance with the provisions of that Ordinance;

(d) my/our irrevocable instruction and authority to the Offeror and/or CIMB-GK or such person or persons as they may direct to complete and execute any document on my/our behalf including without limitation to insert a date in this form of acceptance and transfer or, if I/we or any other person shall have inserted a date, to delete such date and insert another date and to do any other act that may be necessary or expedient for the purpose of vesting in the Offeror or such person or persons as it may direct my/our Share(s) tendered for acceptance of the Share Offer;

(e) my/our undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary or desirable to transfer my/our Share(s) tendered for acceptance under the Share Offer to the Offeror or such person or persons as it may direct free from all third party rights, liens, charges, equities and encumbrances and together with all rights attaching thereto as at the date of the Joint Announcement or subsequently becoming attached to them, including (as appropriate) the right to receive all dividends and distributions declared, made or paid on or after the date of the Joint Announcement;

(f) my/our agreement to ratify each and every act or thing which may be done or effected by the Offeror and/or CIMB-GK or their respective agents or such person or persons as it/they may direct on the exercise of any of the authorities contained herein; and

(g) my/our irrevocable instruction and authority to the Offeror and/or CIMB-GK or their respective agent(s) to collect from the Company or the Registrar on my/our behalf the share certificate(s) in respect of the Shares due to be issued to me/us in accordance with, and against surrender of, the enclosed transfer receipt(s), which has/have been duly signed by me/us, and to deliver the same to the Registrar and to authorise and instruct the Registrar to hold such share certificate(s) subject to the terms and conditions of the Share Offer as if it/they were share certificate(s) delivered to the Registrar together with this form of acceptance and transfer.

2. I/We understand that acceptance of the Share Offer by me/us will constitute a warranty by me/us to the Offeror that the number of Share(s) specified in this form of acceptance and transfer will be sold free from all third party rights, liens, charges, equities and encumbrances and together with all rights attaching thereto as at the date of the Joint Announcement or subsequently becoming attached to them, including (as appropriate) the right to receive all dividends and distributions declared, made or paid on or after the date of the Joint Announcement.

3. In the event that my/our acceptance is not valid, or is treated as invalid, in accordance with the terms of the Share Offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease and in which event, I/we authorise and request you to return to me/us my/our share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or satisfactory indemnity or indemnities in respect thereof), together with this form of acceptance and transfer duly cancelled, by ordinary post at my/our risk to the person and address stated in 1(b) above or, if no name and address is stated, to me or the first-named of us (in the case of joint registered Shareholders) at the registered address shown in the register of member of the Company.

Note: Where you have sent one or more transfer receipt(s) and in the meantime the relevant share certificate(s) has/have been collected by the Offeror and/or CIMB-GK or their respective agent(s) from the Company or the Registrar on your behalf, you will be sent such share certificate(s) in lieu of the transfer receipt(s).

4. I/We enclose the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for the whole or part of my/our holding of the Share(s) which are to be held by you on the terms and conditions of the Share Offer. I/We understand that no acknowledgement of receipt of any form(s) of acceptance and transfer, share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or satisfactory indemnity or indemnities required in respect thereof) will be given. I/we further understand that all documents will be sent at my/our own risk.

本接納及過戶表格乃重要文件，請即處理。閣下如對本接納及過戶表格任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商或證券註冊機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有股份，應立即將本接納及過戶表格連同附奉的綜合文件送交買方或承讓人或送交經手買賣或轉讓之持牌證券交易商或證券註冊機構或其他代理商，以便轉交買方或承讓人。

向登記地址為香港境外司法權區之人士提出股份收購建議，或會受有關司法權區之法律影響或禁止。倘　閣下為香港境外司法權區之公民、居民或國民，則應自行了解並遵守任何適用法律之規定。倘　閣下欲接納股份收購建議，閣下有責任完全遵守有關司法權區就有關方面之法律，包括取得任何所需之政府、外匯管制或其他方面之同意，或辦理其他必要之正式手續，以及支付該司法權區之任何轉讓或其他應付稅項。

除文意另有所指外，本表格所用詞語之定義與Salerni International Limited及第一太平有限公司於二零零六年五月十二日刊發之綜合收購及回應文件（「綜合文件」）所界定者具有相同涵義。

如何填寫本表格

股份收購建議需待條件達成後，方可作實。本接納及過戶表格應與附奉之綜合文件一併閱讀。

閣下如欲接納聯昌國際證券（香港）有限公司（「**聯昌國際**」）代表 Salerni International Limited（「**收購人**」）提出之股份收購建議，應填妥並簽署本接納及過戶表格，並盡早將本表格連同　閣下所持全部股份或不少於　閣下欲接納股份收購建議之股份數目之股票及／或過戶收據及／或其他所有權文件（及／或任何就此所需之可信納之彌償保證），以郵遞或以人手送交股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，信封面請註明「第一太平股份收購建議」，但在任何情況下不得遲於二零零六年六月二日星期五下午四時正前（或收購人按收購守則可能決定並公佈之較後時間及日期）送達股份過戶登記處。綜合文件附錄一之條文已納入本接納及過戶表格並成為其中部分。

股份收購建議之接納及過戶表格

致：　**聯昌國際及收購人**

1. 本人／吾等簽署本接納及過戶表格（不論該表格有否已註明日期）對本人／吾等之繼承人及受讓人具約束力，並表示：

   (a) 本人／吾等按綜合文件及本表格所載對價及條款與條件，就本接納及過戶表格所列明之股份數目或（如未有列明數目或所列數目多於本人／吾等為登記持有人之股數）本人／吾等為登記持有人之股份數目，接納由聯昌國際代表收購人提出並載於綜合文件中之股份收購建議；

   (b) 本人／吾等不可撤回地指示並授權收購人及／或聯昌國際或彼等各自之代理人以平郵方式將本人／吾等按股份收購建議之條款應得之現金代價（已扣除本人／吾等就接納股份收購建議而須支付之一切賣方從價印花稅）以「不得轉讓－只入抬頭人賬戶」方式劃線開出支票予本人／吾等，然後寄予下文所列人士及地址（如未有於下欄列明姓名及地址，則按　貴公司股東名冊所登記之地址寄予本人或（如為聯名登記股東）當中排名首位之人士），郵誤風險由本人／吾等承擔。

   （倘收取支票之人士不同於登記股東或名列首位之聯名登記股東，則請在本欄填上接收支票人士之姓名及地址。）

   姓名：　（請用正楷）
   地址：　（請用正楷）

   (c) 本人／吾等不可撤回地指示並授權收購人及／或聯昌國際或彼等就此指定之人士，代表本人／吾等以根據股份收購建議出售股份之賣方身份，依據香港法例第117章印花稅條例第19(1)條所規定，訂立及簽署成交單據合約備忘錄，並按該條例之規定繳付印花稅及於本接納及過戶表格背書證明；

   (d) 本人／吾等不可撤回地指示並授權收購人及／或聯昌國際或彼等就此指定之人士，代表本人／吾等填妥及簽署任何文件，包括但不限於在本接納及過戶表格填上日期，或如本人／吾等或任何其他人士已填上日期，則刪去該日期而填上另一日期，並採取任何必要或權宜之行動，使本人／吾等就接納股份收購建議而提呈之股份轉歸收購人或其指定之人士所有；

   (e) 本人／吾等承諾於必要及適當時簽署其他文件並辦理其他手續，以確保本人／吾等就接納股份收購建議而提呈之股份轉歸予收購人或其指定之人士，而上述股份概不附帶一切第三方權利、留置權、抵押、衡平權及產權負擔，並附帶聯合公告日期當日或其後所附一切權利，包括（如適用）收取所有於聯合公告日期當日或之後宣派、作出或派付之股息及分派；

   (f) 本人／吾等同意追認收購人及／或聯昌國際或彼等各自之代理人或彼等指定人士於行使本表格所載任何授權時可能作出或進行之各種行動或事宜；及

   (g) 本人／吾等不可撤回地指示並授權收購人及／或聯昌國際或彼等各自之代理人，於　貴公司或股份過戶登記處代本人／吾等領取憑出示隨附經本人／吾等正式簽署之過戶收據而須發予本人／吾等之股份之股票，並將有關股票交予股份過戶登記處以及授權及指示股份過戶登記處根據股份收購建議之條款及條件持有上述股票，猶如有關股票乃連同本接納及過戶表格一併交予股份過戶登記處。

2. 本人／吾等明白本人／吾等接納股份收購建議將代表本人／吾等向收購人保證，本接納及過戶表格所列出售之股份數目概不附帶一切第三方權利、留置權、抵押、衡平權及產權負擔，並附帶聯合公告日期當日或其後所附一切權利，包括（倘適用）收取所有於聯合公告日期當日或之後宣派、作出或派付之股息及分派。

3. 倘按股份收購建議之條款本人／吾等之接納屬無效或被視為無效，則上文第1段所載之所有指示、授權及承諾均會失效。在此情況下，本人／吾等授權並懇請　閣下將本人／吾等之股份股票及／或過戶收據及／或其他所有權文件（及／或任何就此所需之可信納之彌償保證）連同已正式註銷之本接納及過戶表格以平郵方式一併寄予上文1(b)所列之人士及地址，如未有列明姓名及地址，則按　貴公司股東名冊所登記之地址寄予本人或（如為聯名登記股東）吾等當中名列首位之人士，郵誤風險由本人／吾等承擔。

   附註：倘　閣下交出一份或以上過戶收據，而收購人及／或聯昌國際或彼等各自之代理人已代表　閣下從　貴公司或股份過戶登記處領取有關股票，則發還予　閣下者將為該等股票而非過戶收據。

4. 本人／吾等茲附上本人／吾等持有之全部或部份股份之有關股票及／或過戶收據及／或其他所有權文件（及／或任何就此所需之可信納之彌償保證），由　閣下按股份收購建議之條款及條件予以保存。本人／吾等明白任何交回的接納及過戶表格、股票、過戶收據及／或其他所有權文件（及／或就此所需之可信納之彌償保證）概不獲發收據。本人／吾等亦了解所有文件寄出後一切郵誤風險概由本人／吾等承擔。

CONTENTS

Accompanying document:

- WHITE Form of Acceptance
- YELLOW Form of Acceptance

	2006
Despatch date of this Composite Document and the commencement of the Offers	Friday, 12 May
First Closing Date *(Note 1)*	4:00 p.m. on Friday, 2 June
Announcement of the results of the Offers posted on the Stock Exchange's website, as at the First Closing Date	7:00 p.m. on Friday, 2 June
Announcement of the results of the Offers published in newspapers, as at the First Closing Date	Monday, 5 June
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before 4:00 p.m. on the First Closing Date assuming the Offers become or are declared unconditional on the First Closing Date *(Note 2)*	Monday, 12 June
Latest date for acceptance assuming the Offers become or are declared unconditional on the First Closing Date *(Note 3)*	4:00 p.m. on Friday, 16 June
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before 4:00 p.m. on 16 June 2006 *(Note 2)*	Monday, 26 June
Latest date by which the Offers can be declared unconditional *(Note 4)*	Wednesday, 12 July

Notes:

1. The latest time to receive acceptances under the Offers, which are conditional as to acceptances, will be 4:00 p.m. on 2 June 2006 unless the Offeror revises or extends the Offers in accordance with the Takeovers Code. The Offeror will issue an announcement on the Stock Exchange's website by 7:00 p.m. on the First Closing Date stating the results of the Offers and whether the Offers have been revised or extended, have expired or have become or been declared unconditional. In any announcement of an extension of an offer, either the next closing date must be stated or, if the Offer is unconditional as to acceptances, a statement may be made that the offer will remain open until further notice. In the latter case, at least 14 days' notice in writing will be given before the Offers are closed to those Independent Shareholders and Independent Optionholders who have not accepted the Offers and an announcement will be published. It is to be noted however that the Offeror has no intention to extend the offer period beyond the First Closing Date if the Offers have not become unconditional by that date or to revise the Share Offer Price or the Option Offer Price.

2. Remittances in respect of the cash consideration (after deducting the seller's ad valorem stamp duty in case of the Share Offer) payable for the Shares and the Options tendered under the Offers will be posted to the accepting Independent Shareholders and Independent Optionholders by ordinary post at their own risk as soon as possible but in any event within 10 days of the later of the date of receipt by the Registrar (for the Share Offer) or the Company (for the Option Offer), as the case may be, of duly completed acceptance, or the date on the Offers become or are declared unconditional.

3. Assuming the Offers become unconditional on the First Closing Date, it should remain open for acceptance for not less than 14 days in accordance with the Takeovers Code.

4. In the event that the Share Offer has not been declared or has not become unconditional as to acceptances on or before 12 July 2006, being the next business day immediately following the 60 days after posting of this Composite Document, the Offers will lapse.

All time and date references contained in this Composite Document refer to Hong Kong time and date which is calculated in accordance with the Takeovers Code.

Unless the context requires otherwise, the following expressions have the following meanings in this document:

"1st Vendors"	Lagrima Investments Limited and Crisciuta Limited, which respectively owned approximately 33.334% and 33.332% of the issued share capital of FPIL (BVI) immediately prior to Completion. The issued capital of each of Lagrima Investments Limited and Crisciuta Limited is wholly owned by Mr. Soedono Salim and Mr. Andree Halim respectively
"2nd Vendors"	Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited, which respectively owned 30.00%, 10.00% and 10.00% of the issued share capital of FPIL (Liberia) immediately prior to Completion. The issued capital of each of Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited is wholly owned by Mr. Soedono Salim, Mr. Sudwikatmono and Mr. Ibrahim Risjad respectively
"Accepting Shareholders"	Shareholders who validly accept the Share Offer in accordance with its terms, the particulars of which are set out in this Composite Document and the accompanying Forms of Acceptance
"Acquisitions"	the acquisition by the Offeror of 66,666 FPIL (BVI) Shares and 234 FPIL (Liberia) Shares from the 1st Vendors and the 2nd Vendors respectively
"acting in concert"	the same meaning ascribed to it in the Takeovers Code
"Adjusted NAV per Share"	the adjusted net asset value per Share of approximately HK$4.21 as disclosed in the Company's annual report for the year ended 31 December 2005
"associate(s)"	the same meaning ascribed to it in the Takeovers Code
"Board"	the board of Directors of the Company
"Business Day"	any day on which licensed banks in Hong Kong are generally open for business, except a Saturday and days on which a tropical cyclone warning signal No. 8 or above or a black rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.

"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"CIMB-GK"	CIMB-GK Securities (HK) Limited, a corporation licensed to conduct types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO and is the financial adviser to the Offeror
"Company"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Acquisitions, which took place on 27 April 2006
"Composite Document"	the composite offer document dated 12 May 2006 issued by the Offeror and the Company to all Shareholders and Optionholders in accordance with the Takeovers Code containing, amongst other things, the terms of the Offers, the acceptance and transfer/ cancellation forms, the recommendation of the Independent Board Committee and the advice of the independent financial adviser relating to the terms of the Offers
"Concert Parties"	the meaning ascribed to parties "acting in concert" under the Takeovers Code
"Director(s)"	the director(s) of the Company
"Executive"	the executive director of the corporate finance division of the Securities and Futures Commission of Hong Kong or any of his delegates
"First Closing Date"	4.00 p.m. on 2 June 2006, the date being 21 days after the date on which the Composite Document is posted
"Forms of Acceptance"	the **WHITE** Form of Acceptance and the **YELLOW** Form of Acceptance
"FPIL (BVI)"	First Pacific Investments (BVI) Limited, a company incorporated in the British Virgin Islands, which is owned as to 100% by the Offeror and its Concert Parties as at the Latest Practicable Date.

"FPIL (BVI) Shares"	shares of US$1.00 each in the issued share capital of FPIL (BVI)
"FPIL (Liberia)"	First Pacific Investments Limited, a company incorporated in the Republic of Liberia, which is owned as to 56.80% by the Offeror and its Concert Parties as at the Latest Practicable Date
"FPIL (Liberia) Shares"	shares of US$2.00 each in the issued share capital of FPIL (Liberia)
"Guarantor"	Magic Success International Limited, a company incorporated in Hong Kong on 8 December 2005 with limited liability, which is wholly owned by Mr. Anthoni Salim
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee comprising the three independent non-executive Directors, namely, Professor Edward K.Y. Chen, *GBS, CBE, JP*, Messrs. Graham L. Pickles and David W.C. Tang, *OBE, Chevalier de L'Ordre des Arts et des Lettres*
"Independent Optionholders"	Optionholders other than the Offeror and its Concert Parties
"Independent Shareholders"	Shareholders other than the Offeror and its Concert Parties
"Joint Announcement"	the joint announcement dated 28 April 2006 issued by the Company and the Offeror in relation to the Offers
"Last Trading Day"	27 April 2006, being the last trading day of the Shares immediately before the release of the Joint Announcement
"Latest Practicable Date"	10 May 2006, being the latest practicable date prior to the printing of this Composite Document for the purpose of ascertaining certain information contained herein

"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Offeror"	Salerni International Limited, a company incorporated in the British Virgin Islands on 23 March 2006 with limited liability, which is directly wholly owned by Mr. Anthoni Salim
"Offers"	the Share Offer and Option Offer
"Option(s)"	the option(s) granted by the Company under the employee share option scheme adopted by the Company on 24 May 2004 each conferring on the grantee thereof the right to subscribe for one new Share at the exercise price of HK$1.76
"Optionholders"	holders of the Options
"Option Offer"	the mandatory conditional cash offer for cancellation of all outstanding Options made by CIMB-GK on behalf of the Offeror, on the terms and conditions of this Composite Document
"Option Offer Price"	HK$0.44 per Option payable under the Option Offer
"PRC"	the People's Republic of China
"Registrar"	Computershare Hong Kong Investor Services Limited, the branch share registrars of the Company in Hong Kong, which is situated at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Salim Family"	Mr. Anthoni Salim, his father Mr. Soedono Salim and his brother Mr. Andree Halim
"Share(s)"	share(s) of US$0.01 each in the issued share capital of the Company
"Shareholders"	holders of Shares

"Share Offer"	the mandatory conditional cash offer made by CIMB-GK on behalf of the Offeror for all outstanding Shares other than those already owned or agreed to be acquired by the Offeror or its Concert Parties, on the terms and conditions of this Composite Document
"Share Offer Price"	HK$2.20 per Share payable under the Share Offer
"Somerley Limited"	Somerley Limited, a corporation licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, is appointed by the Company to act as the independent financial adviser to advise the Independent Board Committee, the Independent Shareholders and the Independent Optionholders in respect of the Offers
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers of Hong Kong
"US$"	United State dollars, the lawful currency of the United States of America
"**WHITE** Form of Acceptance"	the form of acceptance and transfer of the Shares in **WHITE** in respect of the Share Offer
"**YELLOW** Form of Acceptance"	the form of acceptance and cancellation of the outstanding Options in **YELLOW** in respect of the Option Offer
"%"	per cent.



FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

Chairman:
Mr. Anthoni Salim

Executive Directors:
Mr. Manuel V. Pangilinan
(Managing Director and CEO)
Mr. Edward A. Tortorici
Mr. Robert C. Nicholson

Independent non-executive Directors:
Professor Edward K.Y. Chen, GBS, CBE, JP
Mr. Graham L. Pickles,
Mr. David W.C. Tang,
OBE, Chevalier de L'Ordre des Arts et des Lettres

Non-executive Directors:
His Excellency Albert F. del Rosario
Mr. Sutanto Djuhar
Mr. Tedy Djuhar
Mr. Ibrahim Risjad
Mr. Benny S. Santoso

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong
24/F, Two Exchange Square
8 Connaught Place
Central
Hong Kong

12 May 2006

To the Independent Shareholders
and the Independent Optionholders

Dear Sir or Madam,

MANDATORY CONDITIONAL CASH OFFERS BY CIMB-GK SECURITIES (HK) LIMITED ON BEHALF OF SALERNI INTERNATIONAL LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF, AND TO CANCEL ALL OUTSTANDING OPTIONS OF, FIRST PACIFIC COMPANY LIMITED (OTHER THAN THOSE SHARES ALREADY BENEFICIALLY OWNED BY SALERNI INTERNATIONAL LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

The Company was notified by the Offeror on 27 April 2006 that Mr. Anthoni Salim and certain other Shareholders had agreed, pursuant to the Acquisitions, to reorganise their respective interests in the Company and the composition of their Concert Parties

group and that pursuant to such reorganisation Mr. Anthoni Salim (and/or companies wholly owned by him) would increase his investment in the Company. Pursuant to the Acquisitions, the Offeror, which is a company wholly owned by Mr. Anthoni Salim, acquired all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him), thereby increasing his interest in FPIL (BVI) from approximately 33.334% to 100% of FPIL (BVI); and shares representing 46.80% of FPIL (Liberia) thereby increasing the shareholding of Mr. Anthoni Salim's interest in FPIL (Liberia) from 10.00% to 56.80% of FPIL (Liberia). The Acquisitions were completed on 27 April 2006.

Based on the consideration under the Acquisitions for the 66,666 FPIL (BVI) Shares of approximately HK$921.49 million and for the 234 FPIL (Liberia) Shares of approximately HK$813.62 million, the implied consideration for the Offeror's acquisitions of the 66.666% attributable interest in the 628,296,599 Shares held by FPIL (BVI) and the 46.80% attributable interests in the 790,229,364 Shares held by FPIL (Liberia) is equivalent to HK$2.20 per Share.

The Share Offer is conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects. The Offeror does not intend to extend the offer period beyond the First Closing Date if the Offers have not become unconditional by that date, or to revise the Share Offer Price or the Option Offer Price.

The Board currently comprises one Chairman, three executive Directors, three independent non-executive Directors and five non-executive Directors. Mr. Anthoni Salim is the Chairman of the Company and a director of the Offeror. Messrs. Manuel V. Pangilinan, Edward A. Tortorici and Robert C. Nicholson are all salaried executive Directors. Messrs. Sutanto Djuhar and Tedy Djuhar, members of the Djuhar family and Mr. Ibrahim Risjad, being the non-executive Directors, constitute a concert party with the Salim Family. Mr. Benny S. Santoso is a non-executive Director and a director of the Offeror. His Excellency Albert F.del Rosario has business relationships with the Group. Accordingly, the executive Directors and the non-executive Directors are considered not sufficiently independent to participate in formulating a recommendation to the Independent Shareholders and Independent Optionholders so as to avoid any conflict of interests which may arise. Pursuant to Rule 2.1 of the Takeovers Code, the Independent Board Committee, comprising three independent non-executive Directors, namely, Professor Edward K.Y. Chen, Messrs. Graham L. Pickles and David W.C. Tang, has been established to consider the terms of the Offers. The members of the Independent Board Committee have declared that they do not have any conflict of interest in respect of the Offers and therefore have been appointed to consider the terms of the Offers and give recommendations to the Independent Shareholders and the Independent Optionholders.

Somerley Limited has been appointed as the independent financial adviser to advise the Independent Board Committee, the Independent Shareholders and the Independent Optionholders as to whether or not the Offers are fair and reasonable so far as the Independent Shareholders and the Independent Optionholders are concerned and as to the actions to be taken by them.

The Independent Board Committee wishes to draw to the attention of the Shareholders and potential investors that the Share Offer Price represents a substantial discount to the prevailing market price of the Shares and to the Adjusted NAV per Share. Accordingly, they should pay attention to the advice of the Independent Board Committee set out on pages 26 to 27 of this Composite Document and the advice of Somerley Limited, the independent financial adviser to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders set out on pages 28 to 49 of this Composite Document and the additional information contained in the Appendices to this Composite Document before taking any action in respect of the Offers.

The purpose of this letter is to provide you with, among other things, further information relating to the Group and the Offers and the recommendation of the Independent Board Committee regarding the Offers.

THE OFFERS

The Offers, comprising the Share Offer and the Option Offer, is hereby made by CIMB-GK on behalf of the Offeror on the following basis:

For each Share .... HK$2.20 in cash

For cancellation of each outstanding Option .... HK$0.44 in cash

In accordance with the Takeovers Code, the Share Offer Price has been calculated as the "see through" price paid for each Share which is derived from the consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares under the Acquisitions. The Share Offer Price so calculated is at a discount to the current market price of the Shares, and reflects the fact that it is derived from the commercially agreed terms of a reorganisation of the respective interests of the Salim Family and its concert parties within the concert party group itself. The consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares also reflects that FPIL (BVI) and FPIL (Liberia) are private non-listed companies with significant minority shareholdings and that the shares in those companies are illiquid.

Share Offer

The Share Offer Price represents:

(i) a discount of approximately 32.31% to the closing price of HK$3.25 per Share as quoted on the Stock Exchange on 27 April 2006, being the Last Trading Day;

(ii) a discount of approximately 32.31% to the average closing price of approximately HK$3.25 per Share as quoted on the Stock Exchange for the last 5 consecutive trading days up to and including the Last Trading Day;

(iii) a discount of approximately 31.20% to the average closing price of approximately HK$3.198 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Last Trading Day;

(iv) a discount of approximately 42.48% to the closing price of HK$3.825 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(v) a premium of approximately 134.04% to the audited consolidated net asset value per Share of approximately HK$0.94 as at 31 December 2005 (based on the audited consolidated financial statements of the Group as at 31 December 2005 with net assets of HK$2,985.8 million as at 31 December 2005 and 3,188,833,003 Shares in issue as at 31 December 2005); and

(vi) a discount of approximately 47.74% to the Adjusted NAV per Share of approximately HK$4.21 as at 31 December 2005 as disclosed in the Company's annual report for the year ended 31 December 2005.

As at the Latest Practicable Date, the Company has 131,746,000 outstanding Options, and the exercise in full of such Options would result in the issue of an additional 131,746,000 Shares (representing 3.97% of the issued share capital of the Company as enlarged by the exercise of such number of Options). The Option Offer Price has been determined with reference to the difference between the Share Offer Price and the exercise price of HK$1.76 for each Option.

As at the Latest Practicable Date, save for the Options referred to above, the Company has no other convertible securities, options, derivatives or warrants outstanding and has not entered into any agreement for the issue of any convertible securities, options, warrants or derivatives of the Company.

Total consideration for the Offers

Based on the total of 3,188,833,003 Shares in issue (of which 1,418,525,963 Shares are controlled by the Offeror and its Concert Parties) as at the Latest Practicable Date, the Share Offer values the Company at approximately HK$7,015.43 million.

Based on the Option Offer Price, the aggregate amount payable by the Offeror under the Option Offer is approximately HK$57.97 million. Assuming all the 131,746,000 Options are exercised in full and the new Shares issued as a result of such exercise are tendered in acceptance of the Share Offer, the maximum amount payable by the Offeror to meet full acceptance of the Offers will be approximately HK$4,184.52 million. As at the Latest Practicable Date, the Offeror has not received any irrevocable undertakings to or not to accept the Offers. None of the Directors intend to accept the Offers in respect of the Shares or the Options held by them.

The Offeror will be responsible for the full acceptances of the Offers. The Offeror will satisfy the maximum amount payable by it under full acceptances of the Offers in the sequential order of i) its own equity; ii) a stand-by facility granted by Bumiputra-Commerce Bank Berhad, Hong Kong Branch; and iii) the entering into of an underwriting agreement with CIMB-GK to underwrite the balance of the Shares (not already acquired by utilising the Offeror's own equity and the stand-by facility) tendered in acceptances of the Share Offer (the "Underwritten Shares") at the Share Offer Price. The Offeror, the Guarantor and CIMB-GK have entered into an underwriting agreement whereby the parties have agreed, among other things, that if the Share Offer becomes unconditional as to acceptances, CIMB-GK will purchase and/or procure purchasers, at the Share Offer Price, for the Underwritten Shares validly tendered for acceptances under the Share Offer. Pursuant to Rule 21.2 of the Takeovers Code, subject to the prior consent of the Executive and following 24 hours public notice that such sales might be made, the Offeror and its Concert Parties cannot sell the Shares during the offer period. Application has been made to the Executive seeking prior consent to the underwriting arrangements described above, under Rule 21.2 of the Takeovers Code. CIMB-GK does not intend to place or dispose of such Underwritten Shares to independent third parties at below the Share Offer Price before the close of the Offers. The Guarantor has agreed to guarantee the performance of the Offeror's obligations under the underwriting agreement.

CIMB-GK is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offers.

Further details of the Offers including, among other things, the terms and conditions and the procedures for acceptance are set out in the letter from CIMB-GK contained in this Composite Document and Appendix I to this Composite Document and the accompanying Forms of Acceptance.

INFORMATION ON THE GROUP

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests comprise telecommunications and consumer food products which are held through associated companies and subsidiaries. The following is a summary of the Group's audited financial results for each of the three years ended 31 December 2005:

	For the year ended 31 December		
	2003	**2004**	**2005**
	(HK$ 'million)	*(HK$ 'million)*	*(HK$ 'million)*
Turnover	16,862.0	16,025.9	15,491.6
Profit attributable to shareholders	578.0	966.4	803.4

The audited consolidated net asset value of the Group amounted to approximately HK$2,985.8 million as at 31 December 2005.

Further financial information on the Group is set out in Appendix II to this Composite Document.

The shareholding structure of the Company before and after Completion but before the commencement of the Offers (assuming that none of the Options is exercised) is as follows:

Before Completion


1st Vendors
The Offeror and Concert Parties
2nd Vendors
Djuhar family
66.666%
33.334%
10.00%
50.00%
40.00%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P.
Directors
Public
19.70%
24.78%
13.02%
0.60%
41.90%
The Company

Note: Based on the issued share capital of 3,188,833,003 Shares in issue as at the Latest Practicable Date.

After Completion


The Offeror and Concert Parties
Bethrive Limited
Djuhar family
3.20%
40.00%
100%
56.80%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P.
Directors
Public
19.70%
24.78%
13.02%
0.60%
41.90%
The Company

Note: Based on the issued share capital of 3,188,833,003 Shares in issue as at the Latest Practicable Date.

ADDITIONAL INFORMATION

In considering what action to be taken in connection with the Offers, Independent Shareholders and Independent Optionholders should consider their own tax positions and, if they are in doubt, they should consult their own professional advisers.

Your attention is also drawn to the additional information contained in the appendices to this Composite Document.

RECOMMENDATIONS

Your attention is drawn to the letters from the Independent Board Committee and Somerley Limited, the independent financial adviser to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders, set out their recommendations and opinions in relation to the Offers and the principal factors considered by them in arriving at their recommendations. The letter from the Independent Board Committee is set out on pages 26 to 27 to this Composite Document and the letter from Somerley Limited is set out on pages 28 to 49 to this Composite Document.

Yours faithfully,
For and on behalf of
First Pacific Company Limited
Robert C. Nicholson
Director

CIMB

CIMB-GK Securities (HK) Limited

25/F Central Tower,
28 Queen's Road Central,
Hong Kong

12 May 2006

To the Independent Shareholders
and the Independent Optionholders

Dear Sir or Madam,

MANDATORY CONDITIONAL CASH OFFERS BY
CIMB-GK SECURITIES (HK) LIMITED
ON BEHALF OF
SALERNI INTERNATIONAL LIMITED
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF,
AND TO CANCEL ALL OUTSTANDING OPTIONS OF,
FIRST PACIFIC COMPANY LIMITED
(OTHER THAN THOSE SHARES ALREADY
BENEFICIALLY OWNED BY
SALERNI INTERNATIONAL LIMITED
AND PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

On 28 April 2006, the Offeror and the Company announced, among other things, that the Offeror intended to make the Offers through CIMB-GK.

This letter sets out the details of the Offers, information on the Offeror and the intention of the Offeror regarding the Group. The terms of the Offers are set out below in this letter and in the accompanying Forms of Acceptance.

Independent Shareholders and Independent Optionholders are strongly advised to consider carefully the information contained in the letter from the Board set out on pages 8 to 14, the letter from the Independent Board Committee set out on pages 26 to 27 and the letter from Somerley Limited, the independent financial adviser to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders in relation to the Offers, set out on pages 28 to 49 of this Composite Document of which this letter forms part.

THE ACQUISITIONS

The Company was notified by the Offeror on 27 April 2006 that Mr. Anthoni Salim and certain other Shareholders had agreed, pursuant to the Acquisitions, to reorganise their respective interests in the Company and the composition of their Concert Party group and that pursuant to such reorganisation Mr. Anthoni Salim (and/or companies wholly owned by him) would increase his investment in the Company. Pursuant to the Acquisitions, the Offeror, which is a company wholly owned by Mr. Anthoni Salim, acquired all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him), thereby increasing his interest in FPIL (BVI) from approximately 33.334% to 100% of FPIL (BVI); and shares representing 46.80% of FPIL (Liberia) thereby increasing the shareholding of Mr. Anthoni Salim's interest in FPIL (Liberia) from 10.00% to 56.80% of FPIL (Liberia). The Acquisitions were completed on 27 April 2006.

FPIL (BVI) currently holds 628,296,599 Shares, representing approximately 19.70% of the Company's issued share capital, while FPIL (Liberia) currently holds 790,229,364 Shares, representing approximately 24.78% of the Company's issued share capital.

Prior to the Completion of the Acquisitions, FPIL (BVI) was a company in which Mr. Anthoni Salim (or companies wholly owned by him) had an approximately 33.334% shareholding, with the remaining FPIL (BVI) Shares being held by companies wholly owned by Mr. Anthoni Salim's father and brother. Prior to the Completion of the Acquisitions, FPIL (Liberia) was held as to 10.00% by Mr. Anthoni Salim; 30.00% by his father Mr. Soedono Salim; 30.00% by Mr. Sutanto Djuhar; 10.00% by Mr. Tedy Djuhar; 10.00% by Mr. Ibrahim Risjad; and 10.00% by Mr. Sudwikatmono, or through companies owned by them. Messrs. Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad are each non-executive Directors, Mr. Soedono Salim is an advisor to the Board and Honorary Chairman of the Company while Mr. Sudwikatmono is an advisor to the Board and was formerly a Director.

The Salim Family and the above Djuhar family members, Messrs. Ibrahim Risjad and Sudwikatmono constituted a concert party which has been a long term investor in the Company through FPIL (BVI) and FPIL (Liberia) as the principal investment vehicles. The concert party group was led by the Salim Family and specifically by Mr. Anthoni Salim.

Pursuant to the Acquisitions, the Offeror, which is a company wholly owned by Mr. Anthoni Salim, acquired:

(a) from companies respectively wholly owned by Mr. Anthoni Salim's father and brother, all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him), thereby increasing his interest in FPIL (BVI) from approximately 33.334% to 100% of FPIL (BVI); and

(b) shares representing 30.00% of FPIL (Liberia) from a company wholly owned by Mr. Soedono Salim (the father of Mr. Anthoni Salim); shares representing 10.00% of FPIL (Liberia) from a company wholly owned by Mr. Sudwikatmono; and shares representing 6.80% of FPIL (Liberia) from a company wholly owned by Mr. Ibrahim Risjad; thereby increasing Mr. Anthoni Salim's interest in FPIL (Liberia) from 10.00% to 56.80% of FPIL (Liberia).

MANDATORY CONDITIONAL CASH OFFERS

As at the Latest Practicable Date, the Offeror and its Concert Parties beneficially own the entire issued share capital of FPIL (BVI) and 56.80% of the issued share capital of FPIL (Liberia). Accordingly, as a result of acquiring statutory control of both FPIL (BVI) and FPIL (Liberia), the Offeror and its Concert Parties are interested in approximately 44.48% of the issued share capital of the Company as at Latest Practicable Date.

Under the "chain principle" referred to in Note 8 to Rule 26.1 of the Takeovers Code, the above reorganisation of the respective shareholding interests in FPIL (BVI) and FPIL (Liberia) and the acquisition by the Offeror and its Concert Parties of statutory control of each of those companies results in an obligation for the Offeror, pursuant to Rule 26 and Rule 13 of the Takeovers Code, to make the Offers for all the Shares and all the outstanding Options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

The Offers

CIMB-GK , on behalf of the Offeror, hereby makes the conditional Offers for all the issued Shares (other than those already owned or agreed to be acquired by the Offeror and its Concert Parties) and all the outstanding Options in cash, on the following basis:

For each Share .... HK$2.20 in cash

For cancellation of each Option .... HK$0.44 in cash

In accordance with the Takeovers Code, the Share Offer Price has been calculated as the "see through" price paid for each Share which is derived from the consideration for the FPIL (BVI) and FPIL (Liberia) Shares under the Acquisitions. The Share Offer Price so calculated is at a discount to the current market price of the Shares, and reflects the fact that it is derived from the commercially agreed terms of a reorganisation of the respective interests of the Salim Family and its concert parties within the concert party group itself. The consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares also reflects that FPIL (BVI) and FPIL (Liberia) are private non-listed companies with significant minority shareholdings and that the shares in those companies are illiquid.

The Offeror does not intend to extend the offer period beyond the First Closing Date if the Offers have not become unconditional by that date or to revise the Share Offer Price or the Option Offer Price.

Comparison of value

The Share Offer Price represents:

- a discount of approximately 32.31% to the closing price of HK$3.25 per Share as quoted on the Stock Exchange on 27 April 2006, being the Last Trading Day;

- a discount of approximately 32.31% to the average closing price of approximately HK$3.25 per Share as quoted on the Stock Exchange for the last 5 consecutive trading days up to and including the Last Trading Day;

- a discount of approximately 31.20% to the average closing price of approximately HK$3.198 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Last Trading Day;

- a discount of approximately 42.48% to the closing price of HK$3.825 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

- a premium of approximately 134.04% to the audited consolidated net asset value per Share of approximately HK$0.94 as at 31 December 2005 (based on the audited consolidated financial statements of the Group as at 31 December 2005 with net assets of HK$2,985.8 million as at 31 December 2005 and 3,188,833,003 Shares in issue as at 31 December 2005); and

- a discount of approximately 47.74% to the Adjusted NAV per Share of approximately HK$4.21 as at 31 December 2005 as disclosed in the Company's annual report for the year ended 31 December 2005.

During the period between the start of the six months preceding the date of the Joint Announcement and the Latest Practicable Date, the highest closing price of the Shares quoted on the Stock Exchange was HK$3.85 (on 8 May 2006) and the lowest closing price of the Shares quoted on the Stock Exchange was HK$2.475 per Share (on 27 October 2005).

As at the Latest Practicable Date, the Company has 131,746,000 outstanding Options, and the exercise in full of such Options would result in the issue of an additional 131,746,000 Shares (representing 3.97% of the issued share capital of the Company as enlarged by the exercise of such number of Options). The Option Offer Price has been determined with reference to the difference between the Share Offer Price and the exercise price of HK$1.76 for each Option.

As at the Latest Practicable Date, save for the Options referred to above, the Company has no other convertible securities, options, derivatives or warrants outstanding and has not entered into any agreement for the issue of any convertible securities, options, derivatives or warrants of the Company.

Total consideration for the Offers

Based on the total of 3,188,833,003 Shares in issue (of which 1,418,525,963 Shares are controlled by the Offeror and its Concert Parties) as at the Latest Practicable Date, the Share Offer values the Company at approximately HK$7,015.43 million.

Based on the Option Offer Price, the aggregate amount payable by the Offeror under the Option Offer is approximately HK$57.97 million. Assuming all the 131,746,000 Options are exercised in full and the new Shares issued as a result of such exercise are tendered in acceptance of the Share Offer, the maximum amount payable by the Offeror to meet full acceptance of the Offers will be approximately HK$4,184.52 million. As at the Latest Practicable Date, the Offeror has not received any irrevocable undertakings to or not to accept the Offers. None of the Directors intend to accept the Offers in respect of the Shares or the Options held by them.

The Offeror will be responsible for the full acceptances of the Offers. The Offeror will satisfy the maximum amount payable by it under full acceptances of the Offers in the sequential order of i) its own equity; ii) a stand-by facility granted by Bumiputra-Commerce Bank Berhad, Hong Kong Branch; and iii) the entering into of an underwriting agreement with CIMB-GK to underwrite the balance of the Shares (not already acquired by utilising the Offeror's own equity and the stand-by facility) tendered in acceptances of the Share Offer (the "Underwritten Shares") at the Share Offer Price. The Offeror, the Guarantor and CIMB-GK have entered into an underwriting agreement whereby the parties have agreed, among other things, that if the Share Offer becomes unconditional as to acceptances, CIMB-GK will purchase and/or procure purchasers, at the Share Offer Price, for the Underwritten Shares validly tendered for acceptances under the Share Offer. Pursuant to Rule 21.2 of the Takeovers Code, subject to the prior consent of the Executive and following 24 hours public notice that such sales might be made, the Offeror and its Concert Parties cannot sell the Shares during the offer period. Application has been made to the Executive seeking prior consent to the underwriting arrangements described above, under Rule 21.2 of the Takeovers Code. CIMB-GK does not intend to place or dispose of such Underwritten Shares to independent third parties at below the Share Offer Price before the close of the Offers. The Guarantor has agreed to guarantee the performance of the Offeror's obligations under the underwriting agreement.

CIMB-GK is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offers.

Conditions of the Offers

The Share Offer is conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

If the Offeror does not receive valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date, the Share Offer cannot become unconditional and the Offers will lapse forthwith. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

Terms of the Offers

Acceptance of the Share Offer by any Shareholder will be deemed to constitute a warranty by such person that all Shares sold by such person under the Share Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive dividends and distributions declared, made or paid, if any, on or after the date of the Joint Announcement.

Acceptance of the Option Offer by any Optionholder will also be deemed to constitute a warranty by such Optionholders that all Options sold by such person under the Option Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, and are to be cancelled and renounced together with all rights attaching thereto as at the date of the Joint Announcement or subsequently attaching to them.

The making of the Offers to persons with a registered address in jurisdictions outside Hong Kong may be affected by the applicable laws of the relevant jurisdictions. Independent Shareholders and Independent Optionholders who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements in their own jurisdictions.

Stamp duty

Shareholders who accept the Share Offer are liable to pay the seller's ad valorem stamp duty arising in connection with the relevant acceptance. The Offeror will pay on behalf of the accepting Shareholders the seller's ad valorem stamp duty arising in connection with the acceptances of the Share Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration, by deducting such stamp duty from the proceeds due to such accepting Shareholders under the Share Offer.

No stamp duty is payable in connection with the acceptance of the Option Offer.

Payment

Payment in cash in respect of acceptances of the Offers will be made as soon as possible in any event within 10 days of the date on which the relevant documents of title are received by the Offeror to render each such acceptance complete and valid or of the date on which the Offers become, or are declared, unconditional whichever is the later.

Dealings and holdings of Shares

As at the Latest Practicable Date, the Offeror together with its Concert Parties was beneficially interested in 1,418,525,963 Shares, representing approximately 44.48% of the total issued share capital of the Company. Save for the Acquisitions, none of the Offeror, its beneficial owner and parties acting in concert with any of them has dealt in any Shares or any Options, warrants or securities convertible into Shares during the period commencing on the date falling six months prior to the date on which the Acquisitions were effected and up to the Latest Practicable Date.

Right of withdrawal

Acceptance of the Offers tendered by the Shareholders and the Optionholders shall be irrevocable and cannot be withdrawn, except in the circumstances set out in Rule 19.2 of the Takeovers Code. Rule 17 of the Takeovers Code also provides that an acceptor shall be entitled to withdraw his/her/its acceptance after 21 days from the First Closing Date, if the Offers have not by then become unconditional as to acceptances. Further details are set out under the paragraph headed "Right of Withdrawal" in Appendix I to this Composite Document.

INFORMATION ON THE OFFEROR

The Offeror is an investment holding company. Mr. Anthoni Salim, the Chairman of the Company, is interested in the entire issued capital of the Offeror. The directors of the Offeror are Messrs. Anthoni Salim, Benny Santoso (a non-executive Director) and Alamsah Suhardi. Mr. Anthoni Salim has served as a Director since 1981 and assumed the role of Chairman of the Company in June 2003.

INTENTIONS OF THE OFFEROR REGARDING THE GROUP

Business and management

The Offers are triggered under the Takeovers Code as a result of a reorganisation of the respective interests of the Salim Family and its Concert Parties within the Concert Parties group itself. Accordingly, the Offeror's intention is for the Group to continue with its existing businesses. The Offeror will review the current board composition of the Group and the continued employment of the employees of the Group following the closing of the Offers. The Offeror does not intend to make any major changes to the business and assets of the Group including deployment of the fixed assets of the Group as a result of the Offers.

Maintaining of listing status of the Company

The Offeror intends to maintain the listing of the Shares on the Stock Exchange after the closing of the Offers. The Offeror intends that, following the closing of the Offers, appropriate steps will be taken as soon as possible to ensure that not less than 25% of the Shares will be held by the public.

The Stock Exchange has stated that if, at the closing of the Offers, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:

- a false market exists or may exist in the trading of the Shares; or
- there are too few Shares in public hands to maintain an orderly market,

then the Stock Exchange will consider exercising its discretion to suspend trading in the Shares until a sufficient level of public float is attained.

The Stock Exchange will closely monitor all future acquisitions or disposals of assets by the Company. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue an announcement and a circular to the Shareholders irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of the Company. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals of the Company and any such transactions may result in the Company being treated as if it were a new listing applicant and subject to the requirements for new listing applicants set out in the Listing Rules.

Compulsory acquisition

Pursuant to the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatise the Company by means of the Offers and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Companies Act 1981 of Bermuda (as amended from time to time), acceptance of the Offers (in each case of the disinterested Shares or Options) and purchases made by the Offeror and its Concert Parties during the period of four months after posting of the Composite Document totalling 90% of the disinterested Shares. The Offeror has not decided whether or not to apply any right which may be made available to it under the Companies Act 1981 of Bermuda (as amended from time to time) to acquire compulsorily any Shares outstanding after the closing of the Offers.

TAXATION

Independent Shareholders and Independent Optionholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offers. It is emphasised that none of the Company, the Offeror or CIMB-GK or any of their respective directors or any persons involved in the Offers accepts responsibility for any tax effects or liabilities of any person or persons as a result of their acceptance of the Offers.

ACCEPTANCE AND SETTLEMENT

(a) Procedures for acceptance of the Offers

The Share Offer

To accept the Share Offer, you should complete the accompanying **WHITE** form of acceptance and transfer of the Shares in accordance with the instructions printed thereon, which instructions form part of the terms of the Share Offer.

The completed **WHITE** form of acceptance and transfer of the Shares should then be forwarded, together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the Share Offer, by post or by hand to the Registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, marked "First Pacific Offer" on the envelope, as soon as practicable after receipt of this document and in any event no later than 4:00 p.m. on Friday, 2 June 2006, being the First Closing Date, or such later time and/or date as the Offeror may determine and announce in accordance with the Takeovers Code.

The Option Offer

To accept the Option Offer, you should complete the **YELLOW** form of acceptance and cancellation of the outstanding Options which is obtainable from the head office and principal place of business of the Company at 24/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong in accordance with the instructions printed thereon, which instructions form part of the terms of the Option Offer.

The completed **YELLOW** form of acceptance and cancellation of the outstanding Options should then be forwarded, together with the relevant Option certificate(s) (if any) stating the number of Options for not less than the number of Options in respect of which you intend to accept the Option Offer, by post or by hand to the company secretary of the Company at 24/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, marked "First Pacific Offer" on the envelope, as soon as practicable after receipt of this Composite Document and in any event no later than 4:00 p.m. on Friday, 2 June 2006, being the First Closing Date, or such later time and/or date as the Offeror may determine and announce in accordance with the Takeovers Code.

(b) Settlement of the Offers

The Share Offer

Provided that the Offers become or are declared unconditional and the relevant **WHITE** form(s) of acceptance, share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are in complete and good order in all respects and received by the Registrar, a cheque for the amount representing the cash consideration (after deducting the relevant seller's ad valorem stamp duty payable by you) due to you in respect of the Shares tendered by you under the Share Offer will be despatched to you by ordinary post at your own risk as soon as possible but in any event within 10 days of the date on which all the relevant documents which render such acceptance complete and valid are received by the Registrar or of the date on which the Share Offer becomes, or is declared, unconditional, whichever is later.

The Option Offer

Provided that the Offers become or are declared unconditional and the relevant **YELLOW** form of acceptance and cancellation of the outstanding Options (and/or any satisfactory indemnity or indemnities required in respect thereof) and Option certificate(s) (if any) are in complete and good order in all respects and received by the company secretary of the Company, a cheque for the amount representing the cash consideration due to you in respect of the Options tendered by you for cancellation under the Option Offer will be despatched to you by ordinary post at your own risk as soon as possible but in any event within 10 days of the date on which all the relevant documents which render such acceptance complete and valid are received by the company secretary of the Company or of the date on which the Option Offer becomes, or is declared, unconditional, whichever is later.

Settlement of the consideration to which any accepting Shareholder and/or Optionholder is entitled under the Offers will be implemented in full in accordance with the terms of the Offers (save with respect of the payment of seller's ad valorem stamp duty), without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such Shareholder and Optionholder.

GENERAL

To ensure equality of treatment of all Shareholders, those Shareholders who hold Shares as nominee for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately. In order for beneficial owners of Shares, whose investments are registered in nominee names, to accept the Share Offer, it is essential that they provide instructions to their nominees of their intentions with regard to the Share Offer.

All documents and remittances sent to the Shareholders and Optionholders by post will be sent to them at their own risk. Such documents and remittances will be sent to the Shareholders and the Optionholders at their addresses as they appear in the register of members of the Company or the register of Optionholders (as the case may be) or, in the case of joint Shareholders, to the Shareholder whose name stands first in the register of members of the Company, as applicable. None of the Offeror, the Company, CIMB-GK or any of their respective directors or any other persons involved in the Offers will be responsible for any loss or delay in transmission or any other liabilities that may arise as a result thereof.

ADDITIONAL INFORMATION

Your attention is also drawn to the accompanying Forms of Acceptance and the additional information set out in the appendices which form part of this Composite Document.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau	**Flavia Hung**
Executive Vice President	*Senior Vice President*


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

To the Independent Shareholders and
the Independent Optionholders

12 May 2006

Dear Sir or Madam,

MANDATORY CONDITIONAL CASH OFFERS BY CIMB-GK SECURITIES (HK) LIMITED ON BEHALF OF SALERNI INTERNATIONAL LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF, AND TO CANCEL ALL OUTSTANDING OPTIONS OF, FIRST PACIFIC COMPANY LIMITED (OTHER THAN THOSE SHARES ALREADY BENEFICIALLY OWNED BY SALERNI INTERNATIONAL LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

We refer to the Composite Document dated 12 May 2006 jointly issued by the Company and the Offeror of which this letter forms part. Terms defined in the Composite Document shall have the same meanings in this letter unless the context otherwise requires.

As the Directors who are independent of the parties to the Offers, we have been appointed as members of the Independent Board Committee to consider the terms of the Offers and to advise you as to whether, in our opinion, the terms of the Offers are fair and reasonable so far as the Independent Shareholders and the Independent Optionholders are concerned. Somerley Limited has been appointed as the independent financial adviser to advise us in respect of the terms of the Offers. Details of the advice from Somerley Limited and the principal factors taken into consideration in arriving at its recommendation are set out on pages 28 to 49 of the Composite Document. Somerley Limited considers that the terms of the Offers are not fair and reasonable and advises us to recommend you to consider not accepting the Offers.

We also wish to draw your attention to (i) the letter from the Board; (ii) the letter from CIMB-GK; (iii) the letter from Somerley Limited; and (iv) the additional information set out in the appendices to the Composite Document.

RECOMMENDATION

Having taking into account the terms of the Offers and the advice from Somerley Limited, we consider that (i) the terms of the Offers are not fair and reasonable so far as the Independent Shareholders and the Independent Optionholders are concerned and, accordingly, we recommend the Independent Shareholders and the Independent Optionholders not to accept the Offers.

Notwithstanding our recommendations, you should consider carefully the terms of the Offers.

Yours faithfully,
On behalf of the
Independent Board Committee
Professor Edward K.Y. Chen, *GBS, CBE, JP*
Mr. Graham L. Pickles
Mr. David W.C. Tang,
OBE, Chevalier de L'Ordre des Arts et des Lettres
Independent non-executive Directors

The following is the text of a letter of advice from Somerley Limited, the independent financial adviser to the Independent Board Committee, which has been prepared for the purpose of incorporation into this document, setting out its advice to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders in connection with the Offers.



SOMERLEY LIMITED
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

12 May 2006

The Independent Board Committee
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central
Hong Kong

Dear Sirs,

**MANDATORY CONDITIONAL CASH OFFERS
TO ACQUIRE ALL THE ISSUED SHARES
AND TO CANCEL ALL OUTSTANDING OPTIONS OF
FIRST PACIFIC COMPANY LIMITED
(OTHER THAN THOSE ALREADY BENEFICIALLY OWNED OR AGREED TO BE
ACQUIRED BY THE OFFEROR OR PARTIES ACTING IN CONCERT WITH IT)**

INTRODUCTION

We refer to our engagement as independent financial adviser to advise the Independent Board Committee, the Independent Shareholders and the Independent Optionholders in connection with the Offers. Details of the Offers are contained in the composite offer document addressed to the Independent Shareholders and the Independent Optionholders dated 12 May 2006 (the "Composite Document"), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Composite Document.

On 27 April 2006, Mr. Anthoni Salim and certain other Shareholders agreed to reorganise their respective interests in the Company and the composition of their Concert Party group. Pursuant to the Acquisitions, the Offeror, a company wholly owned by Mr. Anthoni Salim, has acquired (i) all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him) for an aggregate consideration of approximately HK$921.49 million, thereby increasing his interest in FPIL (BVI) from approximately one-third to 100%; and (ii) a 46.80% equity interest in FPIL (Liberia) for an aggregate consideration of approximately HK$813.62 million, thereby increasing his interest in FPIL (Liberia) from 10.00% to 56.80%.

As at the Latest Practicable Date, FPIL (BVI) held 628,296,599 Shares, representing approximately 19.70% of the issued share capital of the Company and FPIL (Liberia) held 790,229,364 Shares, representing approximately 24.78% of the issued share capital of the Company. Accordingly, following Completion, Mr. Anthoni Salim and parties acting in concert with him control approximately 44.48% of the issued share capital of the Company.

Based on the consideration under the Acquisitions for approximately two-third equity interest in FPIL (BVI) of approximately HK$921.49 million and 46.80% equity interest in FPIL (Liberia) of approximately HK$813.62 million, the implied consideration for the Offeror's acquisitions of approximately two-third attributable interest in the 628,296,599 Shares held by FPIL (BVI) and 46.80% attributable interest in the 790,229,364 Shares held by FPIL (Liberia) is equivalent to approximately HK$2.20 per Share.

As at the Latest Practicable Date, the Company had in aggregate 131,746,000 outstanding Options granted under the share option scheme of the Company entitling the Optionholders to subscribe for an aggregate of 131,746,000 Shares at an exercise price of HK$1.76 per Share.

The Acquisitions were completed on 27 April 2006. Under Rule 26 of the Takeovers Code, the Offeror is required to make the Share Offer to acquire all the issued Shares held by the Independent Shareholders and under Rule 13 of the Takeovers Code to make an appropriate offer to the Independent Optionholders for all outstanding Options held by them.

The Board currently consists of the Chairman, three executive Directors, five non-executive Directors and three independent non-executive Directors. In accordance with Rule 2.8 of the Takeovers Code, members of the Independent Board Committee should comprise all non-executive Directors who have no direct or indirect interest in the Offers. Messrs. Sutanto Djuhar and Tedy Djuhar, members of the Djuhar family, and Mr. Ibrahim Risjad, being the non-executive Directors, constitute a concert party with the Salim Family. Mr. Benny S. Santoso is a non-executive Director and a director of the Offeror. His Excellency Albert F.del Rosario has business relationships with the Group. Consequently, the three independent non-executive Directors have been appointed to constitute the Independent Board Committee in respect of the Offers. Somerley Limited has been appointed to advise the Independent Board Committee in connection with the Offers and in particular as to whether the terms of the Offers are fair and reasonable and to give an opinion and recommendation as regards acceptance of the Offers.

Somerley Limited is not associated with the Offeror or the Company or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Offers. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Offeror or the Company or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them.

In formulating our opinion and advice, we have reviewed, among other materials, the audited consolidated financial statements of the Group for the three years ended 31 December 2005 and certain correspondence relating to the reorganisation of the shareholdings in the Company by the Salim Family and their Concert Parties. We have relied on the information and facts supplied, and the opinions expressed, by the Directors, which we have assumed to be true, accurate and complete. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed by them to us in connection with the Group and the Offers. We consider that the information which we have received is sufficient to enable us to reach our opinion and give the advice set out in this letter. We have no reason to doubt the truth and accuracy of the information provided to us or to believe that any material facts have been omitted or withheld. We have also assumed that all representations contained or referred to in this Composite Document are true at the date of this Composite Document and will continue to be true during the period the Offers remain open for acceptance. However, we have not conducted any independent investigation into the businesses and affairs of the Group.

TERMS OF THE OFFERS

The Offeror is an investment holding company wholly owned by Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company. At the request of the Independent Board Committee, we have contacted Mr. Anthoni Salim who has confirmed to us that the Offers are not part of any scheme or reorganisation involving assets of the Group and that the Share Offer and the corresponding Option Offer are only being made to comply with the Takeovers Code. Further, Mr. Salim has no present intention of on-selling his interests in FPIL (BVI) or FPIL (Liberia) to a third party, or that FPIL (BVI) or FPIL (Liberia) should sell any part of their holding of the Shares.

Further information of the Offeror is set out in the "Letter from CIMB-GK" contained in this Composite Document. As stated in the "Letter from CIMB-GK" contained in this Composite Document, the Offeror intends that the Group will continue its existing businesses in the future. Following the close of the Offers, the Offeror will review the composition of the boards of directors and the continued employment of the employees of the Group. The Offeror does not intend to make any major changes to the business and assets of the Group including deployment of the fixed assets as a result of the Offers.

The terms set out below are summarised from the "Letter from CIMB-GK" in this Composite Document, with some additional comments from ourselves. Independent Shareholders and Independent Optionholders are encouraged to read the relevant section in full.

1. The Share Offer

The Share Offer is being made for all the Shares not already owned or agreed to be acquired by the Offeror and parties acting in concert with it on the following basis:

For each Share .... HK$2.20 in cash

The Shares will be acquired free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive dividends and distributions declared, made or paid, if any, on or after the date of the Joint Announcement.

2. The Option Offer

(i) Outstanding Options

As at the Latest Practicable Date, the outstanding Options granted by the Company under the share option scheme were as follows:

Optionholders	**Number of the Options**	**Exercise period**	**Exercise price per Share** *HK$*
Three executive Directors	88,100,000	June 2005 to May 2014	1.76
Two non-executive Directors	5,680,000	June 2005 to May 2014	1.76
Two independent non-executive Directors	5,680,000	June 2005 to May 2014	1.76
Senior executives of the Group	32,286,000	June 2005 to May 2014	1.76
	131,746,000		

Pursuant to the terms of the share option scheme, in the event of a general offer being made to all the Shareholders and such offer becomes or is declared unconditional prior to the expiry date of the relevant outstanding Options, the Company shall give notice to the Optionholders that they are entitled to exercise the Options in whole or in the amount as specified by the

Company in such notice at any time within the period of time set by the Company. The outstanding Options will lapse automatically and not be exercisable on the expiry of the period specified in the notice. In the event that any of the outstanding Options are exercised before the close of the Offers in accordance with the provisions of the share option scheme, any Shares issued as a result thereof will be subject to the Share Offer.

(ii) Terms of the Option Offer

The Option Offer is being made to the Independent Optionholders for the outstanding Options they renounce and surrender for cancellation on the following basis:

For cancellation of each Option .... HK$0.44 in cash

No stamp duty is payable in relation to the acceptance of the Option Offer.

Under Rule 13 of the Takeovers Code, where an offer is made for shares, and options are also outstanding, the offeror must make an appropriate offer or proposal to the holders of the options to ensure that their interests are safeguarded. Equality of treatment is required. The formula set out above, which is the "see through" price, i.e., the Share Offer Price less the exercise price in respect of the outstanding Options, is the normal basis adopted.

By accepting the Option Offer, the Independent Optionholders will renounce and agree to the cancellation of relevant outstanding Options. All rights under the outstanding Options shall thereupon lapse and be fully discharged and be of no further effect.

3. Conditions

The Share Offer is conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already owned or agreed to be acquired by the Offeror and parties acting in concert with it before or during the offer period of the Offers, will result in the Offeror and parties acting in concert with it holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date.

The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

If the Offeror does not receive valid acceptances of the Share Offer in respect of Shares which, together with the Shares already owned or agreed to be acquired by the Offeror and parties acting in concert with it before or during the Offers, will result in the Offeror and parties acting in concert with it holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date, the Share Offer cannot become unconditional and the Offers will lapse forthwith.

The Offeror has no intention to extend the offer period beyond the First Closing Date if the Offers have not become unconditional by that date or to revise the Share Offer Price or the Option Offer Price. None of the Directors intend to accept the Offers in respect of the Shares or the Options held by them.

4. Maintaining the listing of the Company

Shareholders should be aware that, if the number of Shares held by the public, as defined in the Listing Rules, falls below 25% of the issued Shares, trading in the Shares may be suspended. It is stated in the "Letter from CIMB-GK" that it is the intention of the Offeror to maintain the listing of the Shares on the Stock Exchange after the closing of the Offers. The Offeror intends to take appropriate steps (if necessary) as soon as possible following the closing of the Offers to ensure that not less than 25% of the Shares will be held by the public.

5. Compulsory acquisition

If the Offeror acquires the prescribed percentage of Shares as required by the relevant provisions of the Companies Act 1981 of Bermuda, the Offeror may consider exercising the compulsory acquisition powers under the relevant provisions of the Companies Act 1981 of Bermuda.

Rule 2.11 of the Takeovers Code states that, except with the consent of the Executive, where any person seeks to acquire or privatise a company by means of an offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by law, acceptances of the offer and purchases (in each case of the disinterested shares) made by the Offeror and persons acting in concert with it during the period of four months after posting the Composite Document total 90% of the disinterested shares.

The Offeror has not decided, in the event that the Offeror is permitted to do so under the Companies Act 1981 of Bermuda, whether to effect the compulsory acquisition of the Company.

If the level of acceptances reaches the prescribed level under the Companies Act 1981 of Bermuda and Rule 2.11 of the Takeovers Code permits a compulsory acquisition and the Offeror proceeds with the privatisation of the Company, dealings in the Shares would be suspended from the eventual closing date of the Offers and the listing of the Shares would in due course be withdrawn from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules.

For the reasons set out below, we consider the terms of the Offers not fair and reasonable and do not recommend acceptance.

BACKGROUND TO AND TERMS OF THE ACQUISITIONS

In the early 1980s, the Salim Family together with parties acting in concert with it acquired First Pacific Finance Limited, First Pacific Holdings Limited and First Pacific International Limited, the latter two of which were listed on one or other of the stock exchanges then operating in Hong Kong. Subsequently, these two listed companies were merged by way of a scheme of arrangement, creating the Company. Mr. Anthoni Salim has served as a Director since 1981 and assumed the role of Chairman of the Company in June 2003.

A controlling block in the Company (currently approximately 44.48% of the issued share capital of the Company) has been held through a structure involving FPIL (BVI) and FPIL (Liberia) since 1996. FPIL (BVI) and FPIL (Liberia) currently hold approximately 19.70% and 24.78% of the issued share capital of the Company respectively.

Before completion of the Acquisitions on 27 April 2006, FPIL (BVI) was owned approximately one third each by Mr. Anthoni Salim, his father and his brother or respective companies controlled by them. Under the terms of the Acquisitions, Mr. Anthoni Salim has acquired 100% equity interest of FPIL (BVI) and so fully controls the 19.70% block.

As regards FPIL (Liberia), Mr. Anthoni Salim, has acquired 30.00% from a company wholly owned by his father. He has also acquired 10.00% from a company owned by Mr. Sudwikatmono, an adviser to the Board, and 6.80% (out of a total holding of 10.00%) from a company wholly owned by Mr. Ibrahim Risjad, a non-executive Director. These acquisitions, together with his existing stake of 10.00%, brings Mr. Anthoni Salim's stake in FPIL (Liberia) to 56.80%. The remaining shareholding in FPIL (Liberia) is held by the Djuhar family (40.00%) and Mr. Ibrahim Risjad (3.20%).

Charts of the shareholding structure before and after Completion are as follows:

Before Completion


1st Vendors
The Offeror and Concert Parties
2nd Vendors
Djuhar family
66.666%
33.334%
10.00%
50.00%
40.00%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P.
Directors
Public
19.70%
24.78%
13.02%
0.60%
41.90%
The Company

Note: Based on 3,188,833,003 Shares in issue as at the Latest Practicable Date.

After Completion


The Offeror and Concert Parties
Bethrive Limited
Djuhar family
3.20%
40.00%
100%
56.80%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P.
Directors
Public
19.70%
24.78%
13.02%
0.60%
41.90%
The Company

Note: Based on 3,188,833,003 Shares in issue as at the Latest Practicable Date.

The only material assets of FPIL (BVI) are the shares of the Company while the only material assets of FPIL (Liberia) are the shares of the Company and loans due from shareholder(s) of approximately US$55 million. The prices paid by Mr. Anthoni Salim for the interests in FPIL (BVI) and FPIL (Liberia) are equivalent, on a "see through" basis attributable to the underlying Shares held by FPIL (BVI) and FPIL (Liberia), to a price of HK$2.20 per Share. This is considerably below recent market prices for the Shares. However, there is a considerable difference, in our view, between the appropriate price for a direct holding of listed shares and an indirect holding through a minority stake in a private company, which is illiquid. We understand that there were no shareholder agreements or other arrangements in place relating to FPIL (BVI) or FPIL (Liberia) which would give a minority shareholder any additional influence over those companies. In addition, the price was derived from the commercially agreed terms of a wider reorganisation and was no doubt influenced by the fact that the primary vendor was Mr. Anthoni Salim's father.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion with regard to the Offers, we have taken into consideration the following principal factors and reasons:

1. Business and prospects of the Group

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Group is principally engaged in manufacturing, distributing consumer food products and operating property and transportation businesses. The Group, through its associated companies, also engages in telecommunication business.

The principal investments of the Group are Philippine Long Distance Telephone Company ("PLDT"), an associated company in which the Group holds approximately 24.5% economic interest, PT Indofood Sukses Makmur Tbk ("Indofood"), an approximately 51.5% owned subsidiary, Metro Pacific Corporation ("Metro Pacific"), an approximately 75.5% owned subsidiary and Level Up! International Holdings Pte Limited ("Level Up"), a 25.0% owned associated company.

PLDT, an associated company of the Group, is one of the leading telecommunications companies in the Philippines providing wireless, fixed line, cellular and information and communications technology services. In March 2005, the Group acquired a 25.0% equity interest in Level Up, the principal activity of which is the provision of online games in emerging markets. Level Up currently operates in the Philippines, Brazil and India.

Indofood, a subsidiary of the Group, is principally engaged in manufacturing and distributing consumer food products in Indonesia. The consumer food products include flour, pasta, noodles, food seasonings, snack foods, edible oils and fats. Metro Pacific is a subsidiary of the Group, the principal activities of which are developing real estate and providing transportation services in the Philippines.

In 2005, the Group recorded an audited consolidated profit for the year attributable to the Shareholders of approximately US$103.0 million (equivalent to approximately HK$803.4 million) and had audited consolidated net assets attributable to the Shareholders of approximately US$382.8 million (equivalent to approximately HK$2,985.8 million).

The 76-year old PLDT is a leading telecommunication company principally engaged in the provision of fixed line, mobile phone, broadband and outsourced call centre services in the Philippines. PLDT commercially launched its 3G services in May 2006 and is now making new investments in its IP-based Next Generation Network capable of handling greater amounts of data communications, as well as providing traditional products such as voice – all at much lower infrastructure and delivery costs. The management of PLDT aims to increase its dividend payout to 60.00% of 2006 core earnings. Accordingly, the Directors consider that the prospects of PLDT are, in general, promising.

Following the implementation of strategic repositioning program in 2004, Indofood is undergoing a restructuring progress to streamline its lines of business to enhance its operating efficiencies and further strengthen its market leadership in consumer food products in Indonesia. Though profit margins are under pressure due to escalating operating costs, the Directors remain confident on the prospects of Indofood following completion of its restructuring.

On 27 March 2006, Metro Pacific announced a recapitalisation and reorganisation plan to eliminate accumulated losses by reducing its capital including the exchange of the shares of Metro Pacific into shares of a new corporate holding company. Rights issues will also be conducted by the new corporate holding company to raise approximately US$50.9 million. The plan is expected to be completed in September 2006. Should the plan be completed successfully, Metro Pacific will be put back on its feet after a long period of difficulty.

The Company is an index member of Hang Seng Hong Kong Small-cap Index. However, we do not consider any other members of Hang Seng Hong Kong Small-cap Index have businesses and a structure which are similar to that of the Group. We have also considered conglomerates listed in Hong Kong, but none of them has a structure and businesses similar to that of the Group. Due to the unusual features of the Company with the majority of profit contributed by associated companies, we cannot identify any companies listed in Hong Kong which we consider useful comparables for the purpose of evaluating the terms of the Offers.

2. Past results of the Group

The following table summarises the audited consolidated results of the Group for each of the three years ended 31 December 2005 extracted from the 2004 and 2005 annual reports of the Group. The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "Revised HKFRSs") taking effect for accounting periods beginning on or after 1 January 2005. Figures for 2004 have been adjusted in accordance with the Revised HKFRSs but not for the 2003 figures because the Company finds it impracticable to restate such figures. Further details of the results and other financial information of the Group are set out in Appendix II to this Composite Document.

	For the year ended 31 December		
	2005	**2004**	**2003**
	US$ million	*US$ million*	*US$ million*
Total revenue			
– Telecommunications *(Note 1)*	–	–	–
– Consumer food products	1,923.4	1,995.8	2,090.1
– Property and transportation	62.7	58.8	71.7
– Head office	–	–	–
	1,986.1	2,054.6	2,161.8
Segment results			
– Telecommunications *(Note 1)*	–	–	–
– Consumer food products	164.8	189.1	184.7
– Property and transportation	28.8	34.2	62.1
– Head office	(58.6)	(16.0)	(25.8)
	135.0	207.3	221.0
Net borrowing costs	(107.3)	(111.9)	(115.8)
Share of profits less losses of associated companies			
– Telecommunications	141.8	87.8	51.6
– Consumer food products	(4.2)	(1.8)	(0.4)
– Property and transportation	0.1	(0.1)	20.1
– A discontinued operation	–	–	(6.3)
Profit before taxation	165.4	181.3	170.2
Taxation	(26.6)	(31.9)	(35.2)
Profit after taxation *(Note 2)*	–	–	135.0
Profit for the year from continuing operations *(Note 2)*	138.8	149.4	–
Profit for the year from a discontinued operation *(Note 2)*	–	18.8	–
Minority interest	(35.8)	(44.3)	(60.9)
Profit attributable to equity holders of the Company	103.0	123.9	74.1
Earnings per share attributable to equity holders of the Company – Basic (U.S. cents)	3.23	3.89	2.33

Notes:

(1) The telecommunication businesses are carried out by the associated companies of the Group. Thus, no revenue or segment results are recognised by the Group.

(2) Profits from continuing and discontinued operations were not shown in 2004 audited accounts and only profit after taxation was disclosed in the 2004 audited accounts.

(i) Financial year 2004

(a) Telecommunications

The increase in share of profits less losses of associated companies from US$51.6 million in 2003 to US$87.8 million in 2004 was mainly due to the improvement of the operating results of PLDT especially in its wireless businesses as the Philippine cellular market continued to expand.

(b) Consumer food products

The consumer food products businesses were carried out by Indofood. The improvement in the segment results from US$184.7 million in 2003 to US$189.1 million in 2004 was small, mainly due to increasing competition for Indofood's noodle businesses.

(c) Property and transportation

Metro Pacific was principally engaged in property and transportation businesses and encountered financial difficulties. Corporate rehabilitation exercises were conducted with an aim to reduce its gearing level and rebuild its business. Both total revenue and segment results in respect of property and transportation businesses dropped. The Group shared the non-recurring profits from associated companies of approximately US$20 million in 2003 due to gains realised from various debt reduction and restructuring exercises.

(ii) Financial year 2005

(a) Telecommunications

Profits less losses of associated companies improved from US$87.8 million in 2004 to US$141.8 million in 2005 primarily due to better results achieved by PLDT. During the year, PLDT launched a number of promotions and this resulted in an increase of approximately 10.40% in revenue from wireless service.

The Group acquired a 25% interest in Level Up in March 2005 and recorded a negative contribution of approximately US$1.5 million for its share of Level Up's post-acquisition loss, arising mainly from start up costs in Level Up's Brazilian and Indian operations.

(b) Consumer food products

The total revenue and segment results from consumer food products decreased by approximately 3.63% to US$1,923.4 million and 12.85% to US$164.8 million in 2005. Such drop was due to unfavourable macroeconomic climate, weak currency, increased fuel costs and more intense competition in the food sector in Indonesia.

(c) Property and transportation

Metro Pacific was undergoing its debt reduction and corporate rehabilitation program during this period. The increase of fuel costs in 2005 also adversely affected the transportation segment results. Accordingly, the segment results in respect of property and transportation remained weak.

3. Net asset value of the Group and "underlying worth" as shown in the 2005 annual report

The following table summarises the audited consolidated balance sheet of the Group as at 31 December 2005, which is set out in full in Appendix II to this Composite Document:

	US$ million
Non-current assets	
Property and equipment	622.9
Plantations	169.0
Associated companies	381.7
Accounts receivable, other receivables and prepayments	11.7
Goodwill	32.7
Prepaid land premiums	34.5
Available-for-sale assets/long-term investments	2.7
Deferred tax assets	15.4
Other non-current assets	130.8
	1,401.4
Current assets	
Cash and cash equivalents	296.0
Restricted cash	4.7
Available-for-sale assets/short-term investments	52.4
Accounts receivable, other receivables and prepayments	286.7
Inventories	303.0
Non-current assets held for sale	2.9
	945.7
Current liabilities	
Accounts payable, other payables and accruals	(278.6)
Short-term borrowings	(345.0)
Provision for taxation	(11.2)
Current portion of deferred liabilities and provisions	(15.3)
	(650.1)
Non-current liabilities	
Long-term borrowings	(744.2)
Deferred liabilities and provisions	(92.7)
Deferred tax liabilities	(114.1)
Derivative liability	(39.3)
	(990.3)
Minority interest	(323.9)
Audited net assets attributable to the Shareholders as at 31 December 2005	382.8

The Group's plantations mainly represented palm trees planted for the production of crude palm oil and palm kernel oil. The other non-current assets are primarily composed of assets not yet in operation, claims for tax refund and deferred charges. The long-term borrowings include exchangeable notes in the amount of US$193.1 million (with a face value of US$199.0 million) issued by a wholly-owned subsidiary of the Company. The exchangeable notes are exchangeable into shares of PLDT at an initial conversion premium of 21%, which translates into conversion price of US$29.33 per PLDT share.

As at 31 December 2005, the Group had a gearing ratio of approximately 111.57%, calculated as the net borrowings (total borrowings net of both cash and cash equivalents and restricted cash) of approximately US$788.5 million over equity attributable to the Shareholders and minority interest of approximately US$706.7 million. Based on (i) the indebtedness statement of the Group as at 31 March 2006 set out in Appendix II to the Composite Document and (ii) the audited cash and cash equivalents, restricted cash and equity attributable to the Shareholders and minority interest of the Group as at 31 December 2005, the gearing ratio of the Group rose to approximately 119.70% with net borrowings of approximately US$845.9 million.

Based on the audited consolidated net assets of the Group attributable to the Shareholders as at 31 December 2005 of approximately US$382.8 million and the 3,188.8 million Shares then in issue, the book value per Share as at 31 December 2005 amounted to US$0.12 (equivalent to approximately HK$0.94 per Share).

However, this picture of rather low net worth and high gearing changes greatly if PLDT and Indofood, companies listed in the Philippines and Indonesia respectively, are valued at the market price of their shares rather than book value.

As extracted from the 2005 annual report of the Company, the Directors consider the Group's underlying worth on this basis as follows:

US$ million	*Basis*	**As at 31 December** **2005**	**2004**
PLDT	*(i)*	1,491.5	999.0
Indofood	*(i)*	407.0	378.6
Level Up	*(ii)*	15.0	–
Head office			
– net debt		(152.6)	(103.3)
– derivative liability	*(iii)*	(39.3)	–
Total	*(iv)*	1,721.6	1,274.3
Number of Shares in issue (million)		3,188.8	3,186.0
Adjusted net asset value ("Adjusted NAV") per Share			
– US$		0.54	0.40
– HK$		4.21	3.12
Share closing price (HK$)		3.00	2.08
Discount of the Share closing price to the Adjusted NAV per Share (%)		28.7	33.3
Share Offer Price (HK$)		2.20	2.20
Discount of the Share Offer Price to the Adjusted NAV per Share (%)		47.7	29.5

(i) *The values are determined by multiplying the quoted share prices of PLDT and Indofood as at the balance sheet date by the respective economic interests held by the Group.*

(ii) *Level Up was acquired by the Group in March 2005 and its value is based on the investment cost.*

(iii) *Representing the fair value of the option element embedded in the exchangeable notes.*

(iv) *No value has been attributed to the Group's investment in Metro Pacific or Mobile-8 (an Indonesian telecommunication company of which the Group had an interest of approximately 7.5%) as they have been fully written off in the accounts of the Group.*

Based on the market price of Indofood and PLDT of Rupiah 1,130 per share and Pesos 2,045 per share respectively as at 28 April 2006, the last trading day of the month of April, the aggregate values of Indofood shares and PLDT shares held by the Group as at 31 December 2005 would be approximately US$565.5 million and US$1,704.3 million respectively. If these values at 28 April 2006 were substituted for

the values at 31 December 2005 set out above, the adjusted value of the Company and its Adjusted NAV (the "Readjusted NAV") per Share would be approximately HK$16,324.6 million and HK$5.12 respectively. Since the market prices of Indofood and PLDT have been updated while other items such as net debt and derivative liability remain the same as at 31 December 2005, the Readjusted NAV per Share of HK$5.12 should be treated as an approximation only for Independent Shareholders' and Independent Optionholders' information. Based on the Share closing price of HK$3.25 per Share as quoted on the Stock Exchange on 27 April 2006 (trading in the Shares was suspended on 28 April 2006 pending the release of the Joint Announcement) and the Share Offer Price of HK$2.20 per Share, the discount to the Readjusted NAV per Share would be approximately 36.52% and 57.03% respectively.

4. **Trading in the Shares on the Stock Exchange**

(i) *Share price*

Chart 1 below illustrates the daily closing price per Share as quoted on the Stock Exchange from 1 May 2003 up to and including the Latest Practicable Date (the "Period").

Chart 1


HK$ per Share
4
3.5
3
2.5
2
1.5
1
0.5
0
The Share Offer Price = HK$2.2
2/5/2003
2/6/2003
2/7/2003
2/8/2003
2/9/2003
2/10/2003
2/11/2003
2/12/2003
2/1/2004
2/2/2004
2/3/2004
2/4/2004
2/5/2004
2/6/2004
2/7/2004
2/8/2004
2/9/2004
2/10/2004
2/11/2004
2/12/2004
2/1/2005
2/2/2005
2/3/2005
2/4/2005
2/5/2005
2/6/2005
2/7/2005
2/8/2005
2/9/2005
2/10/2005
2/11/2005
2/12/2005
2/1/2006
2/2/2006
2/3/2006
2/4/2006
2/5/2006
Date

Source: Bloomberg

Chart 2 below shows the performance of the Share price relative to the Hang Seng Index and the Hang Seng Small-cap Index (of which the Company is a member) during the Period.

Chart 2


%
500
450
400
350
300
250
200
150
100
50
0
2/5/2003
2/6/2003
2/7/2003
2/8/2003
2/9/2003
2/10/2003
2/11/2003
2/12/2003
2/1/2004
2/2/2004
2/3/2004
2/4/2004
2/5/2004
2/6/2004
2/7/2004
2/8/2004
2/9/2004
2/10/2004
2/11/2004
2/12/2004
2/1/2005
2/2/2005
2/3/2005
2/4/2005
2/5/2005
2/6/2005
2/7/2005
2/8/2005
2/9/2005
2/10/2005
2/11/2005
2/12/2005
2/1/2006
2/2/2006
2/3/2006
2/4/2006
2/5/2006
Date
The Company
Hang Seng Index
Hang Seng Hong Kong Small-cap Index

Source: Bloomberg

As shown in Chart 1, the Shares have been consistently trading at a level above the Share Offer Price of HK$2.2 per Share for well over a year, since mid January 2005. As illustrated in Chart 2, the Shares have out-performed the Hang Seng Index and the Hang Seng Hong Kong Small-cap Index for most of the time during the Period.

In general, the closing price of the Shares has shown an upward trend during the Period. The Shares tended to be "capped" at a price of HK$3 per Share prior to 3 April 2006, being the first trading day immediately after the publication of the results announcement of the Group for the year ended 31 December 2005. Thereafter, the Shares traded within the range of HK$2.975 to HK$3.25 per Share and closed at HK$3.325 per Share on 21 April 2006. This is the highest closing price of the Share during the period from 1 May 2003 to 27 April 2006, being the Last Trading Day before the release of the Joint Announcement. We consider that the rise in Share price during the period from 3 April 2006 to 21 April 2006 might be largely prompted by the issuance of the final results announcement of the Group and the good stock market sentiment.

The Share Offer Price represents:

(a) a discount of approximately 32.31% to the closing price of the Shares as quoted on the Stock Exchange of HK$3.25 per Share on the Last Trading Day;

(b) a discount of approximately 32.31% to the average closing price of the Shares of approximately HK$3.25 per Share for the five trading days up to and including the Last Trading Day;

(c) a discount of approximately 31.20% to the average closing price of the Shares of approximately HK$3.198 per Share for the ten trading days up to and including the Last Trading Day;

(d) a discount of approximately 21.48% to the average closing price of the Shares of approximately HK$2.802 per Share for the approximately one year period from 1 May 2005 up to and including the Last Trading Day;

(e) a discount of approximately 47.74% to the Adjusted NAV per Share of approximately HK$4.21 as at 31 December 2005 as disclosed in the annual report of the Company for the year ended 31 December 2005; and

(f) a discount of approximately 42.48% to the closing price of the Shares as quoted on the Stock Exchange of HK$3.825 per Share on the Latest Practicable Date.

The Share Offer Price represents a significant discount to the closing prices and average closing prices for the different periods described above.

(ii) Trading volume of the Shares

The following table sets out the total monthly trading volume of the Shares, the percentage of the total monthly trading volume of the Shares to the total issued Shares and the Shares held by the public respectively during the period from May 2005 to April 2006:

	Total monthly trading volume of the Shares *(Note 1)*	**% of the total monthly trading volume of the Shares to the total issued Shares** *(Note 2)*	**% of total monthly trading volume of the Shares to the public float** *(Note 3)*
2005			
May	112,394,015	3.53%	6.43%
June	176,023,156	5.52%	10.07%
July	72,225,554	2.27%	4.13%
August	213,088,694	6.69%	12.19%
September	73,632,448	2.31%	4.21%
October	57,117,825	1.79%	3.26%
November	96,362,898	3.02%	6.88%
December	62,876,249	1.97%	4.60%
2006			
January	62,649,653	1.96%	4.58%
February	113,260,737	3.55%	8.28%
March	79,144,792	2.48%	5.78%
April	67,021,291	2.10%	5.02%

Notes:

1. Source: Bloomberg.

2. Based on the number of issued Shares at the end of each month (May 2005 to August 2005: 3,185,993,003 Shares; September 2005: 3,186,235,003 Shares and October 2005 to April 2006: 3,188,833,003 Shares).

3. Based on the number of issued Shares held by public Shareholders at the end of each month as determined by reference to the financial reports of the Company and the corporate substantial shareholder notices published on the website of the Stock Exchange (May 2005 to August 2005: 1,748,308,152 Shares; September 2005: 1,748,308,152 Shares; October 2005: 1,751,148,152 Shares; November 2005: 1,400,758,360 Shares; December 2005 to March 2006: 1,368,155,005 Shares and April 2006: 1,336,065,765 Shares).

The monthly trading volume of the Shares was, in general, moderate during the period from May 2005 to April 2006, representing less than 6% of the total issued Shares and less than 11% of the Shares in public hands save for August 2005. We consider that the increase in trading volume in August 2005 might be attributable to the press announcement of the Company dated 4 August 2005 in relation to the increase of PLDT's consolidated net profit for the six months ended 30 June 2005 by approximately 35% as compared to the same period last year.

DISCUSSION AND ANALYSIS

The Salim Family, acting as a Concert Party under the Takeovers Code, has controlled the Company for many years. The Offers have been made following a reorganisation of the Salim Family interests, from which Mr. Anthoni Salim has emerged as the clear controlling Shareholder. The terms, and in particular the price, for this reorganisation were reached between family and concert party members taking into account inter alia the fact that the interests acquired by Mr. Anthoni Salim were minority interests in private companies and therefore illiquid.

The prices paid for the private companies are equivalent on a "see through" basis to a price of HK$2.20 per Share. Under the terms of the Takeovers Code, since control of the Company has been changed from the Salim Family generally (acting as a Concert Party) to Mr. Anthoni Salim in particular, a share offer is required to Independent Shareholders at the price at which control is deemed to have changed (i.e. HK$2.20 per Share). An option offer is also required to Independent Optionholders; the practice in Hong Kong is to make such an option offer at a price equivalent to the Share Offer Price of HK$2.20 less the option exercise price of HK$1.76 per Share, i.e. HK$0.44 per Option.

The Share Offer Price reflects an approximately 30% discount to recent average closing prices for the Shares. However, in light of the circumstances leading to the Offers, and in particular the illiquid nature of interests in the private companies acquired by Mr. Anthoni Salim, it is not particularly surprising, in our opinion, that the Share Offer Price is at less than market price. Mr. Anthoni Salim has stated that the purpose of the Offers is to comply with the requirements of the Takeovers Codes, not to acquire more Shares or Options.

The Group has recently published its 2005 annual report, showing the Group made a consolidated net profit attributable to the Shareholders of approximately HK$803.4 million. The Group is rather unusual in that as at 31 December 2005, approximately 15% of audited total assets of the Group were attributable to PLDT, an associated telecommunication company listed in the Philippines and 70% to Indofood, a subsidiary food company listed in Indonesia. If market values are used, the interest in PLDT is substantially the largest asset of the Group. Taking these interests at market price and making other chiefly market related adjustments, the adjusted value of the Group at 31 December 2005 was approximately US$1.7 billion (equivalent to approximately HK$4.21 per Share). If a similar analysis is carried out at 28 April 2006, the result is approximately HK$5.12 per Share. The 2005 accounts in our view show a generally satisfactory position.

The Share Offer is in our view unattractive. The Share Offer Price represents:

- a discount of approximately 31.20% to the average closing price of HK$3.20 per the Share for the ten trading days up to and including the Last Trading Day;
- a discount of approximately 42.48% to the closing price of HK$3.825 per Share as quoted on the Stock Exchange on the Latest Practicable Date;
- a discount of approximately 47.74% to the Adjusted NAV per Share of approximately HK$4.21 as at 31 December 2005; and
- a price earnings ratio of approximately 8.7 times of 2005 basic earnings per Share.

The majority of the Group's profit for the year ended 31 December 2005 was derived from PLDT. Owing to the unusual nature of business of the Group, we have not identified any companies listed in Hong Kong which we consider can be usefully compared to the Company in the context of evaluating the price earnings ratio and the other terms of the Share Offer. The Company is a member of the Hang Seng Hong Kong Small-cap Index. The price earnings ratio of this index as a whole is approximately 10.61 times as at the Latest Practicable Date. This is somewhat higher than the aforesaid price earnings ratio of approximately 8.7 times represented by the Share Offer Price, i.e. the Share Offer does not value the earnings of the Group at the level of the Hang Seng Hong Kong Small-cap Index. However, as stated above, owing to the dissimilarity of the Company to the other members of this index (except for approximate market capitalisation), we have not placed great weight on this factor.

As the Option Offer Price of HK$0.44 per Option is calculated by reference to the Share Offer Price, we also regard the Option Offer as unattractive, for the same reasons.

The Offeror has stated both the Share Offer Price and the Option Offer Price will not be increased. The Directors have stated they do not intend to accept the Offers. If Independent Shareholders do accept the Share Offer, they will not be able to deal in the market. The Share Offer will in any case not become unconditional unless the Offeror and its Concert Parties control over 50% of the Shares, which we presently consider unlikely. We also consider it highly unlikely that the Share Offer will result in any pressure on the minimum required level of the Shares in public hands (25%) or that the compulsory acquisition provisions mentioned above will come into play.

Although the Share Offer does represent an assured opportunity to realise the Shares at a fixed price, as stated above we consider this price unattractive. Independent Shareholders who may wish to realise their investment will almost certainly be able to do so in the market at a price substantially higher than the Share Offer Price of HK$2.20 per Share. Independent Shareholders wishing to sell should therefore monitor the Share price in the market and volumes traded carefully. On the Latest Practicable Date, the Share price closed at HK$3.825 per Share. Similarly, the Independent Optionholders wishing to realise their investment may consider exercising their Options in accordance with the share option scheme, and selling in the market the Shares issued to them.

OPINION AND RECOMMENDATION

Based on the principal factors and reasons discussed above, we consider the terms of both the Share Offer and the Option Offer **not** fair and reasonable so far as the Independent Shareholders and the Independent Optionholders are respectively concerned. As stated above, we consider the Offers are being made for compliance purposes only, not to acquire further Shares or Options. Accordingly, we recommend the Independent Shareholders **not** to accept the Share Offer. Similarly, we recommend the Independent Optionholders **not** to accept the Option Offer. No action in this connection is needed by the Independent Shareholders or the Independent Optionholders.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M. N. Sabine
Chairman

Note: For use in this letter and for illustration purposes only, conversion of US$ into HK$, US$ into Rupiah and US$ into Peso are based on the approximate exchange rates of US$1.00 to HK$7.80, US$1.00 to Rupiah 8,785 and US$1.00 to Pesos 51.775 respectively. No representation or assurance is made or given that any amount in HK$, Peso, Rupiah or US$ could be converted at such rates or any other rates.

1. FURTHER PROCEDURES FOR ACCEPTANCE

A. The Share Offer

(a) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are in the name of a nominee company or some names other than your own, and you wish to accept the Share Offer in respect of your Shares, you must either:

(i) lodge your Share certificate(s) and/or transfer receipts and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee, with instructions authorising it to accept the Share Offer on your behalf and requesting it to deliver the **WHITE** form of acceptance and transfer of the Shares duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(ii) arrange for the Shares to be registered in your name by the Company through the Registrar, and send the **WHITE** form of acceptance and transfer of the Shares duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(iii) if your Shares have been lodged with your broker/custodian bank through CCASS, instruct your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Share Offer on your behalf on or before the deadline set out by HKSCC Nominees Limited. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/custodian bank for the timing on the processing of your instruction, and submit your instruction to your broker/custodian bank as required by them; or

(iv) if your Shares have been lodged with your investor participant account with CCASS, authorise your instruction via the CCASS phone system or CCASS internet system on or before the deadline set out by HKSCC Nominees Limited.

(b) If the certificate(s) and/or transfer receipts and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are not readily available and/or is/are lost and you wish to accept the Share Offer in respect of your Shares, the **WHITE** form of acceptance and transfer of the Shares should nevertheless be completed and delivered to the Registrar together with a letter stating that you have lost one or more of your Share certificate(s) and/or transfer receipts and/or any other document(s) of title (and or any satisfactory indemnity or indemnities required in respect thereof) or that it/they is/are not readily available. If you find such document(s) or if it/they become(s) available, the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your Share certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

(c) If you have lodged transfer(s) of any of your Shares for registration in your name and have not yet received your Share certificate(s), and you wish to accept the Share Offer in respect of your Shares, you should nevertheless complete the **WHITE** form of acceptance and transfer of the Shares and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offeror and/or CIMB-GK and/or any of their respective agent(s) to collect from the Company for the Registrar on your behalf the relevant Share certificate(s) when issued and to deliver such certificate(s) to the Registrar as if it was/they were delivered to the Registrar with the **WHITE** form of acceptance and transfer of the Shares.

(d) Acceptance of the Share Offer will be treated as valid only if the completed **WHITE** form of acceptance and transfer of the Shares is received by the Registrar by not later than 4:00 p.m. on Friday, 2 June 2006, being the First Closing Date, or such later time and/or date as the Offeror may determine and announce in accordance with the Takeovers Code, and is:

(i) accompanied by the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and, if those Share certificate(s) is/are not in your name, such other documents in order to establish your right to become the registered holder of the relevant Shares; or

(ii) from a registered Shareholder or his personal representative (but only up to the amount of the registered holding and only to the extent that the acceptance relates to Shares which are not taken into account under this paragraph (d)); or

(iii) certified by the Registrar or the Stock Exchange.

If the **WHITE** form of acceptance and transfer of the Shares is executed by a person other than the registered Shareholder, appropriate documentary evidence of authority to the satisfaction of the Registrar must be produced.

(e) No acknowledgement of receipt of any **WHITE** form(s) of acceptance and transfer of the Shares, Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

(f) The address of the Registrar is Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

B. The Option Offer

(a) If you accept the Option Offer, you should complete the **YELLOW** form of acceptance and cancellation of the outstanding Options obtainable from the head office and principal place of business of the Company at 24/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Option Offer.

(b) The completed **YELLOW** form of acceptance and cancellation of the outstanding Options should be forwarded, together with the relevant Options certificate(s) (if any) stating the number of outstanding Options for not less than the number of outstanding Options in respect of which you intend to accept the Option Offer, by post or by hand to the company secretary of the Company at 24/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, marked "First Pacific Offer" on the envelope, as soon as possible and in any event so as to reach the company secretary of the Company at the aforesaid address by no later than 4:00 p.m. on Friday, 2 June 2006, being the First Closing Date, or such later time and/or date as the Offeror may determine and announce in accordance with the Takeovers Code.

2. SETTLEMENT

Settlement of the consideration to which any accepting Shareholder and/or Optionholder is entitled under the Offers will be implemented in full in accordance with the terms of the Offers (save with respect of the payment of seller's ad valorem stamp duty), without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such accepting Shareholder and/or Optionholder.

Remittances in respect of the consideration payable for the Offer Shares and Options tendered under the Offers will be posted to the relevant accepting Shareholders and Optionholders by ordinary post at their own risk as soon as possible but in any event within 10 days of the date of receipt by the Registrar (in respect of the Share Offer) and the company secretary of the Company (in respect of the Option Offer) of all the relevant documents required to render the relevant acceptances under the Offers complete and valid or of date the Offers become, or declared, unconditional, whichever is later.

If the Offers does not become unconditional and lapse, the Share certificate(s) and/or Option certificate(s) (if any) and/or any other document(s) of title tendered under the Offers will be returned to the Shareholders and/or Optionholders who accept the Offers as soon as possible but in any event within 10 days thereof in accordance with the Takeovers Code.

3. ACCEPTANCE PERIOD

Unless the Offers have previously been revised or extended with the consent of the Executive or have previously become or declared unconditional, all Forms of Acceptance must be received by 4:00 p.m. on Friday, 2 June 2006, being the First Closing Date. Pursuant to Rule 15.3 of the Takeovers Code, where the Offers become or are declared unconditional, they should remain open for acceptance for not less than 14 days thereafter. An announcement will be made by the Offeror as and when the Offers become, or are declared, unconditional. **The Offeror has no intention to extend the period of the Offers.**

In order to be valid, acceptances must be received by the Registrar (in respect of the Share Offer) and the Company (in respect of the Option Offer) in accordance with the instructions printed on the relevant Form(s) of Acceptance by 4:00 p.m. on the First Closing Date.

4. ANNOUNCEMENTS

(a) By 6:00 p.m. (or such later time and/or date as the Executive agrees) on 2 June 2006, being the First Closing Date, the Offeror must inform the Executive and the Stock Exchange of its intention in relation to the revision, extension or expiry of the Offers. The Offeror must publish an announcement through the Stock Exchange's website by 7:00 p.m. on the First Closing Date stating whether the Offers have been revised, extended or have expired. Such announcement must be republished in accordance with the requirements set out in item (b) below on the next Business Day.

The announcement must state the following:

(i) the total number of Shares for which acceptances of the Share Offer have been received;

(ii) the total number of Options for which acceptances of the Option Offer have been received;

(iii) the total number of Shares and Options held, controlled or directed by the Offeror or its Concert Parties before the offer period; and

(iv) the total number of Shares and Options acquired or agreed to be acquired during the offer period by the Offeror or its Concert Parties.

The announcement must also specify the percentages of the issued share capital of the Company and voting rights of the Company represented by these numbers of Shares and Options.

(b) As required under the Takeovers Code and the Listing Rules, any announcement in relation to the Offers, in respect of which the Executive and the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

5. RIGHT OF WITHDRAWAL

(a) Acceptance to the Offers tendered by the Shareholders and the Optionholders, as the case may be, shall be irrevocable and cannot be withdrawn, except in the circumstances set out in (b) below or in compliance with Rule 17 of the Takeovers Code which provides that an acceptor shall be entitled to withdraw his acceptance after 21 days from the First Closing Date, if the Offers have not by then become unconditional as to acceptances.

(b) If the Offeror is unable to comply with the requirements set out in the paragraph headed "Announcements" in this appendix, the Executive may require that the Shareholders and the Optionholders who have tendered acceptances to the Offers be granted a right of withdrawal on terms that are acceptable to the Executive until the requirements set out in that paragraph are met.

6. GENERAL

(a) All communications, notices, Forms of Acceptance, certificates of Shares or Options (if any), transfer receipts, any other documents of title or indemnity and remittances to be delivered by or sent to or from the Shareholders and the Optionholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of the Company, the Offeror, CIMB-GK nor the Registrar or any of this respective agents accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(b) The provisions set out in the accompanying Forms of Acceptance form part of the terms of the Offers.

(c) The accidental omission to despatch this Composite Document and/or Forms of Acceptance or any of them to any person to whom the Offers are made will not invalidate the Offers in any way.

(d) The Offers and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e) References of the Offers in this Composite Document and the Forms of Acceptance shall include any revision or extension thereof.

(f) Due execution of the Forms of Acceptance will constitute an authority to any Director or such person or persons as the Company may direct to complete and execute any document on behalf of the person accepting the Offers and to do any other act that may be necessary or expedient for the purposes of vesting in the Offeror or such person or persons as it may direct the Shares in respect of which such person has accepted the Offers.

(g) Acceptance of the Offers by any person or persons will be deemed to constitute a warranty by such person or persons to the Offeror that the Shares and the Options acquired under the Offers are sold by any such person or persons free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights accruing or attaching thereto including without limitation, in the case of Shares, the rights to receive all future dividends or other distributions declared, paid or made on the Shares on or after the date of the Joint Announcement. By accepting the Option Offer, the Optionholders will renounce and surrender to the Company all of their existing rights in respect of the Options, following which such Options will be cancelled and extinguished.

(h) Seller's ad valorem duty arising in connection with acceptance of the Share Offer amounting to 0.1% of the amount payable in respect of relevant acceptance or if higher, the value of the Offer Shares as determined by the Collector of Stamp Revenue under the Stamp Duty Ordinance (Cap 117, Laws of Hong Kong) will be deducted from the amount payable to the Accepting Shareholders. The Offeror will also pay stamp duty payable by it as purchaser of the Shares pursuant to the Share Offer.

(i) The Offeror has not decided whether or not to apply any right which may be made available to it under the Companies Act 1981 of Bermuda to acquire compulsorily any Shares outstanding after the closing of the Offers.

(j) Independent Shareholders or Independent Optionholders who are citizens or residents or nationals of jurisdictions outside Hong Kong should fully acquaint themselves with and observe any applicable legal requirements. It is the responsibility of any such person who wishes to accept the Offers to satisfy himself/herself/itself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with their acceptance of the Offers, including the obtaining of any governmental, exchange control or other consent which may be required or the compliance with other necessary formalities or legal requirements and the payment of any issue, transfer, other applicable taxes or other governmental payment due in respect of such jurisdiction.

(k) Acceptance of the Offers by any persons will be deemed to constitute a warranty by such persons that such persons are permitted under all applicable laws to receive and accept the Offers, and any revision thereof, and such acceptance shall be valid and binding in accordance with all applicable laws.

(l) Subject to the Takeovers Code, the Offeror and CIMB-GK reserve the right to notify any matter (including the making of the Offers) to all or any Independent Shareholders or Independent Optionholders with registered address(es) outside Hong Kong or whom the Offeror or CIMB-GK know to be nominees, trustees or custodians for such persons by announcement or paid advertisement in any daily newspaper published and circulated in Hong Kong in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such Independent Shareholders or Independent Optionholders to receive or see such notice, and all references in this Composite Document to notice in writing shall be construed accordingly.

(m) In making their decision, Independent Shareholders and Independent Optionholders must rely on their own examination of the Offeror, the Group and the terms of the Offers, including the merits and risks involved. The contents of this Composite Document, including any general advice or recommendations contained herein together with the relevant Forms of Acceptance shall not be construed as any legal or business advice on part of the Company, Offeror or CIMB-GK. Independent Shareholders or Independent Optionholders could consult with their own lawyers or financial advisers for legal or financial advice.

(n) Under the Takeovers Code, if the Offers are extended or revised, the announcement of such extension or revision will state the next closing date and the Offers will remain open for acceptance for a period of not less than 14 days from the posting of the written notification of the extension or revision to the Independent Shareholders and the Independent Optionholders and, unless previously extended or revised, shall be closed on the subsequent closing date. If the Offeror revises the terms of the Share Offer and/or the Option Offer, all Independent Shareholders and/or Independent Optionholders, whether or not they have already accepted the Share Offer or the Option Offer (as the case may be), will be entitled to the revised terms. The benefit of any revision of the Offers will be available to any Shareholder and/or any Optionholder who has/have previously accepted the Share Offer and/or the Option Offer (as the case may be). The execution by or on behalf of any Shareholder who has previously accepted the Share Offer or any Optionholder who has previously accepted the Option Offer (as the case may be) of any **WHITE** Form of Acceptance, or any **YELLOW** Form of Acceptance (as the case may be) shall be deemed to constitute acceptance of the revised Share Offer or Option Offer (as the case may be) unless such holder becomes entitled to withdraw his or her acceptance and duly does so. It is to be noted however that the Offeror has no intention to extend the offer period beyond the First Closing Date if the Offers have not become unconditional by that date or to revise the Share Offer Price or the Option Offer Price.

(o) The English text of this Composite Document and the Forms of Acceptance shall prevail over the Chinese text for the purpose of interpretation.

1. SUMMARY OF FINANCIAL RESULTS FOR THE THREE YEARS ENDED 31 DECEMBER 2005

Set out below is a summary of the audited consolidated results of the Company for the three years ended 31 December 2005 based on the relevant published annual reports of the Company. The auditors' reports issued by Ernst & Young, Certified Public Accountants, as set out in the annual reports of the Company for each of the three years ended 31 December 2005 were unqualified. There was no extraordinary or exceptional item affecting the consolidated financial statements of the Company for the three years ended 31 December 2005.

	Year ended 31 December		
	2005	2004	2003
	HK$ 'million	*HK$ 'million*	*HK$ 'million*
	(Audited)	(Audited)	(Audited)
Turnover	15,491.6	16,025.9	16,862.0
Profit before taxation	1,290.1	1,414.2	1,327.6
Taxation	(207.5)	(248.8)	(274.6)
Profit for the year from continuing operations	1,082.6	1,165.4	1,053.0
Profit for the year from a discontinued operation	–	146.6	–
Profit before minority interest	1,082.6	1,312.0	1,053.0
Minority interest	(279.2)	(345.6)	(475.0)
Profit attributable to equity holders of the parent	803.4	966.4	578.0
Ordinary share dividends			
Interim – U.S. 0.13 cent (HK1.00 cent) (2004 and 2003: Nil) per share	32.0	–	–
Final – U.S. 0.26 cent (HK2.00 cents) (2004 and 2003: Nil) per share	63.9	–	–
	95.9	–	–
Earnings per share*			
– Basic	HK25.19 cents	HK30.34 cents	HK18.17 cents
– Diluted	HK24.73 cents	N/A	N/A

N/A: Not applicable

* *The calculation of basic earnings per share amount for the year ended 31 December 2005 is based on the profit for the year attributable to equity holders of the parent of HK$803.4 million, and the weighted average number of 3,186.7 million ordinary shares in issue during the year.*

The calculation of diluted earnings per share amount for the year ended 31 December 2005 is based on: (i) a profit equal to the profit for the year attributable to equity holders of the parent of HK$803.4 million adjusted by the HK$9.4 million reduction in share of profits less losses of associated companies assuming (a) the exercise of the Company's option of increasing its interest in Level Up! International Holdings Pte Ltd and (b) the conversion of dilutive convertible preference shares and share options issued by Philippine Long Distance Telephone Company, and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,186.7 million ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average of 28.4 million ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

Assets and liabilities of the Group

	As at 31 December		
	2005	2004	2003
	HK$ 'million	*HK$ 'million*	*HK$ 'million*
	(Audited)	(Audited)	(Audited)
Total assets	18,307.4	16,915.9	17,265.3
Less:			
Total liabilities	12,795.1	12,305.3	13,928.4
Minority interest	2,526.5	2,836.9	2,938.3
Net assets	2,985.8	1,773.7	398.6

Note: The financial statements of the Group have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs") (which also include the Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the Hong Kong Generally Accepted Accounting Principles ("HK GAAP"). Significant changes to HK GAAP had been implemented during 2005 as a consequence of a number of new and revised HKASs and HKFRSs issued by the HKICPA, which became effective for accounting periods commencing on, or after 1 January 2005. The key changes have been summarized in Note 2(B) to the consolidated financial statements for the two years ended 31 December 2005 as set out on pages 70 to 74 of this Appendix.

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWO YEARS ENDED 31 DECEMBER 2005

Set out below are the audited consolidated financial statements of the Company for the two years ended 31 December 2005 together with the notes thereon extracted from the annual report of the Company for the year ended 31 December 2005:

Consolidated Profit and Loss Statement

		For the year ended 31 December	
	Notes	2005	2004 (Restated)(i)
		US$ millions	*US$ millions*
Turnover	4	1,986.1	2,054.6
Cost of sales		(1,511.7)	(1,536.1)
Gross Profit		474.4	518.5
(Loss)/gain on dilutions and divestments, net		(6.3)	8.0
Distribution costs		(175.0)	(172.2)
Administrative expenses		(128.3)	(126.7)
Other operating expenses, net		(29.8)	(20.3)
Net borrowing costs	5	(107.3)	(111.9)
Share of profits less losses of associated companies		137.7	85.9
Profit Before Taxation	6	165.4	181.3
Taxation	7	(26.6)	(31.9)
Profit for the Year from Continuing Operations		138.8	149.4
Profit for the year from a discontinued operation	8	–	18.8
Profit for the Year		138.8	168.2
Attributable to:			
Equity holders of the parent	9	103.0	123.9
Minority interest		35.8	44.3
		138.8	168.2
Ordinary Share Dividends	10		
Interim – U.S. 0.13 cent (2004: Nil) per share		4.1	–
Proposed final – U.S. 0.26 cent (2004: Nil) per share		8.2	–
Total		12.3	–

	Notes	For the year ended 31 December 2005 U.S. cents	2004 (Restated)[i] U.S. cents
Earnings per Share Attributable to Equity Holders of the Parent	*11*		
Basic			
– For profit from continuing operations		3.23	3.30
– For profit from a discontinued operation		–	0.59
– For profit for the year		3.23	3.89
Diluted			
– For profit from continuing operations		3.17	N/A
– For profit from a discontinued operation		–	N/A
– For profit for the year		3.17	N/A

N/A: Not applicable

(i) Refer to Note 2(B).

Consolidated Balance Sheet

	Notes	At 31 December 2005 US$ millions	2004 (Restated)(i) US$ millions
Non-current Assets			
Property and equipment	12	622.9	647.4
Plantations	13	169.0	147.4
Associated companies	15	381.7	168.9
Accounts receivable, other receivables and prepayments	16	11.7	9.2
Goodwill	17	32.7	36.5
Prepaid land premiums	18	34.5	41.0
Available-for-sale assets/long-term investments	19	2.7	11.5
Deferred tax assets	20	15.4	5.8
Restricted cash	33(G)	–	4.7
Other non-current assets	21	130.8	242.4
		1,401.4	1,314.8
Current Assets			
Cash and cash equivalents	22	296.0	186.6
Restricted cash	33(G)	4.7	4.5
Available-for-sale assets/short-term investments	19	52.4	21.4
Accounts receivable, other receivables and prepayments	16	286.7	360.0
Inventories	23	303.0	281.4
Non-current assets held for sale	24	2.9	–
		945.7	853.9
Current Liabilities			
Accounts payable, other payables and accruals	25	278.6	264.3
Short-term borrowings	26	345.0	288.9
Provision for taxation	27	11.2	26.2
Current portion of deferred liabilities and provisions	28	15.3	18.1
		650.1	597.5
Net Current Assets		295.6	256.4
Total Assets Less Current Liabilities		1,697.0	1,571.2

		At 31 December	
		2005	2004
	Notes		(Restated)[i]
		US$ millions	US$ millions
Equity			
Issued share capital	29	31.9	31.9
Other reserves	30	927.9	902.8
Accumulated losses		(577.0)	(707.3)
Equity attributable to equity holders of the parent		382.8	227.4
Minority interest	31	323.9	363.7
Total Equity		706.7	591.1
Non-current Liabilities			
Long-term borrowings	26	744.2	761.2
Deferred liabilities and provisions	28	92.7	107.1
Deferred tax liabilities	20	114.1	111.8
Derivative liability	32	39.3	–
		990.3	980.1
		1,697.0	1,571.2

(i) Refer to Note 2(B).

Company Balance Sheet

	Notes	At 31 December 2005 US$ millions	2004 (Restated)[(i)] US$ millions
Non-current Assets			
Subsidiary companies	14	746.8	694.2
Amounts due from subsidiary companies	14(A)	1,534.8	1,169.9
		2,281.6	1,864.1
Current Assets			
Cash and cash equivalents	22	189.2	27.0
Other receivables and prepayments		0.4	–
		189.6	27.0
Current Liabilities			
Payables and accruals		5.3	8.7
Net Current Assets		184.3	18.3
Total Assets Less Current Liabilities		2,465.9	1,882.4
Equity			
Issued share capital	29	31.9	31.9
Other reserves		1,142.2	1,136.4
Retained profits/(accumulated losses)		245.1	(101.6)
Equity attributable to equity holders of the parent		1,419.2	1,066.7
Non-current Liabilities			
Amounts due to subsidiary companies	14(B)	1,046.7	815.7
		1,046.7	815.7
		2,465.9	1,882.4

(i) Refer to Note 2(B).

Consolidated Statement of Changes in Equity

	Equity attributable to equity holders of the parent									
	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains on cash flow hedges	Exchange reserve	Accumulated losses	Total	Minority interest	Total equity
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Balance at 1 January 2004										
As previously reported	31.9	958.2	-	-	-	(3.4)	(935.6)	51.1	376.7	427.8
Prior year adjustments	-	-	-	-	-	-	(61.0)	(61.0)	(1.1)	(62.1)
As restated	31.9	958.2	-	-	-	(3.4)	(996.6)	(9.9)	375.6	365.7
Changes in equity for 2004:										
Exchange differences on translating foreign operations	-	-	-	-	-	(23.2)	-	(23.2)	(31.9)	(55.1)
Net expense recognized directly in equity	-	-	-	-	-	(23.2)	-	(23.2)	(31.9)	(55.1)
Net profit for the year, as restated	-	-	-	-	-	-	123.9	123.9	44.3	168.2
Total recognized income and expense for the year	-	-	-	-	-	(23.2)	123.9	100.7	12.4	113.1
Dilution and disposal of interests in subsidiary and associated companies	-	-	-	-	-	(33.2)	165.4	132.2	-	132.2
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	7.7	7.7
Change in attributable interests	-	-	-	-	-	-	-	-	(5.5)	(5.5)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(26.5)	(26.5)
Equity-settled share option arrangements	-	-	4.4	-	-	-	-	4.4	-	4.4
Balance at 31 December 2004 (Restated)[(i)]	31.9	958.2	4.4	-	-	(59.8)	(707.3)	227.4	363.7	591.1

	Equity attributable to equity holders of the parent									
	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains on cash flow hedges	Exchange reserve	Accumulated losses	Total	Minority interest	Total equity
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Balance at 31 December 2004										
As previously reported	31.9	958.2	-	-	-	(59.8)	(635.7)	294.6	365.1	659.7
Prior year adjustments	-	-	*4.4*	-	-	-	*(71.6)*	*(67.2)*	*(1.4)*	*(68.6)*
As restated[(i)]	31.9	958.2	4.4	-	-	(59.8)	(707.3)	227.4	363.7	591.1
Adjustments for adoption of HKAS 39[(i)]	-	-	-	1.7	-	-	32.1	33.8	-	33.8
Balance at 1 January 2005, as restated	31.9	958.2	4.4	1.7	-	(59.8)	(675.2)	261.2	363.7	624.9
Changes in equity for 2005:										
Exchange differences on translating foreign operations	-	-	-	-	-	9.7	-	9.7	(17.8)	(8.1)
Unrealized gains on available-for-sale assets	-	-	-	4.7	-	-	-	4.7	3.7	8.4
Unrealized gains on cash flow hedges	-	-	-	-	4.0	-	-	4.0	-	4.0
Acquisition of minority interest	-	-	-	-	-	-	(0.7)	(0.7)	(23.3)	(24.0)
Net income and expense recognized directly in equity	-	-	-	4.7	4.0	9.7	(0.7)	17.7	(37.4)	(19.7)
Net profit for the year	-	-	-	-	-	-	103.0	103.0	35.8	138.8
Total recognized income and expense for the year	-	-	-	4.7	4.0	9.7	102.3	120.7	(1.6)	119.1
Dilution of interest in an associated company	-	-	-	-	-	(0.8)	-	(0.8)	-	(0.8)
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	0.8	0.8
Change in attributable interests	-	-	-	-	-	-	-	-	(9.2)	(9.2)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(29.8)	(29.8)
Issue of shares upon the exercise of share options	-	0.9	(0.3)	-	-	-	-	0.6	-	0.6
Equity-settled share option arrangements	-	-	5.2	-	-	-	-	5.2	-	5.2
Interim dividend	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Balance at 31 December 2005	31.9	959.1	9.3	6.4	4.0	(50.9)	(577.0)	382.8	323.9	706.7

(i) Refer to Note 2(B).

Company Statement of Changes in Equity

	Issued share capital US$ millions	Share premium US$ millions	Share options issued US$ millions	Contributed surplus US$ millions	Retained profits/ (Accumulated losses) US$ millions	Total US$ millions
Balance at 1 January 2004	31.9	958.2	-	173.8	(231.9)	932.0
Net profit for the year, as restated	-	-	-	-	130.3	130.3
Equity-settled share option arrangements	-	-	4.4	-	-	4.4
Balance at 31 December 2004 (Restated)[i]	31.9	958.2	4.4	173.8	(101.6)	1,066.7
Balance at 31 December 2004						
As previously reported	31.9	958.2	-	173.8	(97.2)	1,066.7
Prior year adjustments	-	-	4.4	-	(4.4)	-
As restated[i]	31.9	958.2	4.4	173.8	(101.6)	1,066.7
Net profit for the year	-	-	-	-	350.8	350.8
Issue of shares upon the exercise of share options	-	0.9	(0.3)	-	-	0.6
Equity-settled share option arrangements	-	-	5.2	-	-	5.2
Interim dividend	-	-	-	-	(4.1)	(4.1)
Balance at 31 December 2005	31.9	959.1	9.3	173.8	245.1	1,419.2

(i) Refer to Note 2(B).

Consolidated Cash Flow Statement

	Notes	For the year ended 31 December 2005	2004 (Restated)[i]
		US$ millions	*US$ millions*
Profit Before Taxation			
From continuing operations		165.4	181.3
From a discontinued operation		–	18.8
Adjustments for:			
Interest expenses		115.2	126.6
Depreciation		62.6	53.1
Foreign exchange and derivative losses, net		42.0	33.4
Loss on dilution of interests in a subsidiary and an associated company		6.3	3.0
Equity-settled share option expense		5.2	4.4
Recognition of prepaid land premiums		4.2	2.2
Loss/(gain) on sale of property and equipment		0.7	(1.8)
Amortization of goodwill		–	1.5
Gain on disposal of a discontinued operation		–	(17.1)
Gain on divestments, net		–	(11.0)
Share of profits less losses of associated companies			
From continuing operations		(137.7)	(85.9)
From a discontinued operation		–	(1.7)
(Increase)/decrease in other non-current assets		(16.6)	24.5
Gain on changes in fair value of plantations		(12.3)	(1.7)
Interest income		(7.9)	(14.7)
Payments in respect of deferred liabilities and provisions		–	(17.5)
Dividend income from available-for-sale assets/investments		(1.0)	–
Others		(26.3)	(5.9)
Operating profit before working capital changes		199.8	291.5
Increase/(decrease) in accounts payable, other payables and accruals		49.0	(48.0)
Decrease in accounts receivable, other receivables and prepayments		18.8	29.6
Decrease in pledged deposits		–	1.9
Increase in inventories		(41.0)	(1.9)
Net cash generated from operations[ii]		226.6	273.1
Interest received		7.6	14.8
Interest paid		(101.6)	(120.8)
Tax paid		(42.4)	(41.5)
Net Cash Inflow from Operating Activities		90.2	125.6

	Notes	For the year ended 31 December 2005 US$ millions	2004 (Restated)[i] US$ millions
Proceeds from termination of derivative transactions		96.3	–
Dividend received from an associated company		38.9	–
Compensation received in connection with the establishment of a joint venture		13.3	–
Sale of property and equipment		7.1	7.9
Divestments of subsidiary companies		–	9.1
Increased investments in associated companies	33(A)	(57.3)	–
Purchase of property and equipment		(54.9)	(109.1)
(Acquisitions)/sale of available–for–sale assets/short–term investments		(20.4)	39.9
Acquisition of associated companies	33(B)	(17.6)	–
Deposits for acquisition and increased investments in subsidiary companies	33(C)	(14.9)	(39.1)
Acquisition of subsidiary companies	33(D)	(6.2)	(25.6)
Acquisition of convertible bonds	33(E)	(5.2)	–
Increased investments in subsidiary companies	33(F)	(4.9)	(16.9)
Loans (to)/repaid by associated companies		(1.4)	0.5
From continuing operations		(27.2)	(133.3)
From a discontinued operation		–	15.0
Net Cash Outflow from Investing Activities		(27.2)	(118.3)
Proceeds of new borrowings		601.0	255.9
Issue of shares upon the exercise of share options		0.6	–
Shares issued to minority shareholders by a subsidiary company		–	0.1
Borrowings repaid		(517.5)	(277.6)
Dividends paid to minority shareholders by subsidiary companies		(29.8)	(26.5)
Dividend paid to shareholders		(4.1)	–
Decrease in restricted cash		4.5	11.2
Net Cash Inflow/(Outflow) from Financing Activities		54.7	(36.9)
Net Increase/(Decrease) in Cash and Cash Equivalents		117.7	(29.6)
Cash and cash equivalents at 1 January		186.6	233.3
Exchange translation		(8.3)	(17.1)
Cash and Cash Equivalents at 31 December		296.0	186.6
Representing			
Cash and cash equivalents		296.0	186.6

(i) Refer to Note 2(B).

(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

Notes to the Financial Statements

1. CORPORATE INFORMATION

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to telecommunications, consumer food products and property and transportations.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the Stock Exchange. Its shares are also available in the United States through ADRs.

2. BASIS OF PREPARATION, SUMMARY OF PRINCIPAL ACCOUNTING POLICIES AND CHANGES

(A) Basis of Preparation

The Financial Statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs) (which also include Hong Kong Accounting Standards (HKASs) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), Hong Kong Generally Accepted Accounting Principles (GAAP) and the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell as further explained in Note 2 (E)(u). These Financial Statements are presented in United States (U.S.) dollars and rounded to the nearest million (US$ million) with one decimal place except when otherwise indicated.

(B) Impact of New and Revised HKFRSs

In line with the HKICPA's long-standing policy of working towards full convergence with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board, in 2004, the HKICPA has issued a number of new and revised HKASs and HKFRSs (herein collectively referred to as the new HKFRSs) to replace, supplement or cover areas not yet addressed by the Statement of Standard Accounting Practices (SSAPs) applicable in Hong Kong up to 31 December 2004.

Accordingly, significant changes to Hong Kong GAAP had been implemented during 2005 as a consequence the new HKFRSs issued by the HKICPA, which became effective for accounting periods commencing on, or after, 1 January 2005. The principal changes to HK GAAP and the new HKFRSs which affect the Group and are adopted for the first time for the current year's Financial Statements are summarized as follows. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	"Presentation of Financial Statements"
HKAS 2	"Inventories"
HKAS 7	"Cash Flow Statements"
HKAS 8	"Accounting Policies, Changes in Accounting Estimates and Errors"
HKAS 10	"Events after the Balance Sheet Date"
HKAS 11	"Construction Contracts"
HKAS 12	"Income Taxes"
HKAS 14	"Segment Reporting"
HKAS 16	"Property, Plant and Equipment"
HKAS 17	"Leases"
HKAS 18	"Revenue"
HKAS 19	"Employee Benefits"
HKAS 20	"Accounting for Government Grants and Disclosure of Government Assistance"
HKAS 21	"The Effects of Changes in Foreign Exchange Rates"
HKAS 23	"Borrowing Costs"
HKAS 24	"Related Party Disclosures"
HKAS 27	"Consolidated and Separate Financial Statements"
HKAS 28	"Investments in Associates"
HKAS 29	"Financial Reporting in Hyperinflationary Economies"
HKAS 31	"Interests in Joint Ventures"
HKAS 32	"Financial Instruments: Disclosure and Presentation"
HKAS 33	"Earnings per Share"
HKAS 36	"Impairment of Assets"
HKAS 37	"Provisions, Contingent Liabilities and Contingent Assets"
HKAS 38	"Intangible Assets"
HKAS 39	"Financial Instruments: Recognition and Measurement"
HKAS 39 Amendment	"Transition and Initial Recognition of Financial Assets and Financial Liabilities"
HKAS 40	"Investment Property"
HKAS 41	"Agriculture"
HKFRS 2	"Share-based Payment"
HKFRS 3	"Business Combinations"
HKFRS 5	"Non-current Assets Held for Sale and Discontinued Operations"

The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 18, 19, 20, 21, 23, 24, 27, 28, 29, 31, 36, 37, 38, 40 and 41 has had no material impact on the accounting policies of the Group and the methods of computation in the Group's consolidated Financial Statements. The impact of adopting the other HKFRSs is summarized as follows:

- HKAS 1 "Presentation of Financial Statements" provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying assets and liabilities as current or non-current; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated profit and loss statement; requires the presentation of share of results of associated companies on an after-tax basis in the consolidated profit and loss statement and specifies the disclosures about the key sources of estimates, uncertainties and the judgments management has made in the process of applying the entity's accounting policies. The standard also affects the presentation of minority interest on the face of the Group's consolidated profit and loss statement, balance sheet and statement of changes in equity and other disclosures. The adoption of HKAS 1 has

resulted in changes in the presentation of the Group's consolidated profit and loss statement, balance sheet, statement of changes in equity and cash flow statement, but has had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 16 "Property, Plant and Equipment" provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment. The standard also provides that the cost of an item of property, plant and equipment should include the costs of its dismantlement, removal or restoration – the obligation for which the Group incurs as a consequence of installing the item, or of using the item during a particular period for purposes other than to produce inventories during that period. The adoption of HKAS 16 has effectively reduced the profit attributable to equity holders of the parent for the year ended 31 December 2004 by US$0.6 million and reduced the equity attributable to equity holders of the parent at 31 December 2004 by US$2.1 million.

- HKAS 17 "Leases" prescribes the classification of interest in leasehold land as an operating lease if the title of the land is not passed to the Group by the end of the lease term. Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease term. The adoption of HKAS 17 has resulted in a reclassification of leasehold land from Property and equipment and Other non-current assets of US$23.3 million and US$17.7 million, respectively, to Prepaid land premiums in the Group's consolidated balance sheet at 31 December 2004. However, the adoption has had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 32 "Financial Instruments: Disclosure and Presentation" covers the disclosure and presentation of all financial instruments. This standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used, types of risk associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the company's financial risk management policies and objectives. This standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form. HKAS 32 requires retrospective application. The adoption of HKAS 32 has effectively reduced the profit attributable to equity holders of the parent for the year ended 31 December 2004 by US$5.6 million and reducing the equity attributable to equity holders of the parent at 31 December 2004 by US$65.1 million.

- HKAS 33 "Earnings per Share" prescribes principles for the determination and presentation of earnings per share. It requires separate disclosure of basic and diluted earnings per share from continuing operations on the face of the consolidated profit and loss statement. The adoption of HKAS 33 has resulted in changes in the presentation of the Group's earnings per share on the face of the consolidated profit and loss statement.

- HKAS 39 "Financial Instruments: Recognition and Measurement" establishes the accounting and reporting standards for recognizing and measuring a company's financial assets and financial liabilities. This standard requires a financial asset or financial liability to be recognized initially at cost, which is the fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Subsequent to initial recognition, the company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Investments in unquoted equity securities are measured at cost less impairment provisions. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are measured at fair value.

HKAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under this standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through profit and loss. If the derivative is designated and qualified as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through profit and loss, or recognized in equity until the hedged item is recognized in profit and loss.

The adoption of HKAS 39 has resulted in a change of the Group's accounting policy on the measurement of its various financial assets and liabilities from historical cost to either fair value or amortized cost based on the effective interest rate method. HKAS 39 generally does not permit a company to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. As a result, the Group remeasured its various financial assets and liabilities at 1 January 2005. The differences which arose from the remeasurement were adjusted to the Group's balance of accumulated losses at 1 January 2005 as required under the transitional provisions of the standard. The adjustments have effectively increased the equity attributable to equity holders of the parent at 1 January 2005 by US$33.8 million.

- HKFRS 2 "Share-based Payment" requires an entity to recognize expenses in a share-based payment transaction when it obtains the goods or as the services are rendered. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled transaction, or shall recognize liability if the goods or services were acquired in a cash-settled transaction. Pursuant to the transitional provisions of HKFRS 2, expenses relating to share options granted after 7 November 2002 and not yet fully vested on 1 January 2005 should be accounted for on a retrospective basis. The adoption of HKFRS 2 has effectively reduced the profit attributable to equity holders of the parent for the year ended 31 December 2004 by US$4.4 million, but has no effect on the equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 3 "Business Combinations" requires all business combinations within its scope to be accounted for by applying the purchase method. In addition, this standard requires the acquirer to initially measure separately the identifiable assets, liabilities and contingent liabilities at their fair values, at acquisition date, irrespective of the extent of any minority interest.

  HKFRS 3 also requires goodwill in a business combination to be recognized by an acquirer as an asset from the acquisition date, initially measured as the excess of the cost of the business combination over the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Further, the amortization of goodwill acquired in a business combination is prohibited. Instead, goodwill is to be tested annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Goodwill that had been previously eliminated against reserves as a matter of accounting treatment will not be reinstated in the consolidated profit and loss statement upon disposal or impairment of the asset. The adoption of HKFRS 3 has resulted in the Group conducting an impairment review of its goodwill balance at least on an annual basis instead of amortizing its goodwill balance starting from 1 January 2005 and has.had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 5 "Non-current Assets Held-for-Sale and Discontinued Operations" requires an operation to be classified as discontinued when the criteria to be classified as held-for-sale have been met or the entity has disposed of the operation. An item is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The adoption of HKFRS 5 has resulted in changes in the presentation of the Group's consolidated profit and loss statement and has had no

effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

(C) Summary of the Impact of Changes in Accounting Policies

(a) Effect on the consolidated balance sheet at 1 January 2005 and 31 December 2005

Effect of new accounting policies	HKAS 1[i]	HKAS 16[i]	HKAS 17[i]	HKAS 32[i]	HKAS 39[ii]	HKFRS 2[i]	
Increase/(decrease)	Presentation	Dismantling costs for property and equipment	Prepaid land premiums	Interest accretion on convertible preferred shares	Remeasurement of financial assets and liabilities	Equity-settled share option arrangements	Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
At 1 January 2005							
Assets							
Property and equipment	-	6.3	(23.3)	-	-	-	(17.0)
Associated companies	-	(0.9)	-	(65.1)	32.6	-	(33.4)
Long-term receivables and prepayments	(269.2)	-	-	-	-	-	(269.2)
Accounts receivable, other receivables and prepayments (Non-current)	9.2	-	-	-	-	-	9.2
Prepaid land premiums	-	-	41.0	-	-	-	41.0
Available-for-sale assets/ long-term investments	11.5	-	-	-	-	-	11.5
Other non-current assets	260.0	-	(17.7)	-	(33.7)	-	208.6
Available-for-sale assets/ short-term investments	(11.5)	-	-	-	-	-	(11.5)
	-	5.4	-	(65.1)	(1.1)	-	(60.8)
Liabilities/Equity							
Long-term borrowings	-	-	-	-	(25.8)	-	(25.8)
Deferred liabilities and provisions	-	7.0	-	-	-	-	7.0
Deferred tax liabilities	-	1.9	-	-	(7.8)	-	(5.9)
Accounts payable, other payables and accruals	(18.1)	-	-	-	(1.0)	-	(19.1)
Short-term borrowings	-	-	-	-	(0.3)	-	(0.3)
Current portion of deferred liabilities and provisions	18.1	-	-	-	-	-	18.1
Share options issued	-	-	-	-	-	4.4	4.4
Unrealized gains on available-for-sale assets	-	-	-	-	1.7	-	1.7
Accumulated losses	-	(2.1)	-	(65.1)	32.1	(4.4)	(39.5)
Minority interest	-	(1.4)	-	-	-	-	(1.4)
	-	5.4	-	(65.1)	(1.1)	-	(60.8)

(i) Adjustments/presentation taken effect retrospectively.

(ii) Adjustments taken effect prospectively from 1 January 2005.

Effect of new accounting policies	HKAS 1	HKAS 16	HKAS 17	HKAS 32	HKAS 39	HKFRS 2	HKFRS 3	HKFRS 5	
Increase/(decrease)	Presentation	Dismantling costs for *property and* equipment	Prepaid land premiums	*Interest* accretion on convertible *preferred* shares	*Remeasure-*ment of financial assets and liabilities	Equity-*settled* share option *arrange-*ments	Disconti-*nuation of* amortization and *reinstatement* of goodwill	Vessels classified *as held-*for-sale	Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
At 31 December 2005									
Assets									
Property and equipment	-	4.8	(18.5)	-	-	-	-	(2.9)	(16.6)
Associated companies	-	(1.6)	-	(73.0)	28.3	-	27.5	-	(18.8)
Long-term receivables and prepayments	(160.7)	-	-	-	(0.8)	-	-	-	(161.5)
Accounts receivable, other receivables and prepayments (Non-current)	11.7	-	-	-	-	-	-	-	11.7
Goodwill	-	-	-	-	-	-	3.0	-	3.0
Prepaid land premiums	-	-	34.5	-	-	-	-	-	34.5
Other non-current assets	149.0	-	(16.0)	-	(2.2)	-	-	-	130.8
Non-current assets held for sale	-	-	-	-	-	-	-	2.9	2.9
	-	3.2	-	(73.0)	25.3	-	30.5	-	(14.0)
Liabilities/Equity									
Long-term borrowings	-	-	-	-	(39.8)	-	-	-	(39.8)
Deferred liabilities and provisions	-	6.7	-	-	-	-	-	-	6.7
Deferred tax liabilities	-	1.7	-	-	1.7	-	-	-	3.4
Derivative liability	-	-	-	-	39.3	-	-	-	39.3
Accounts payable, other payables and accruals	(15.3)	-	-	-	(1.0)	-	-	-	(16.3)
Current portion of deferred liabilities and provisions	15.3	-	-	-	-	-	-	-	15.3
Share premium	-	-	-	-	-	0.3	-	-	0.3
Share options issued	-	-	-	-	-	9.3	-	-	9.3
Unrealized gains on available-for-sale assets	-	-	-	-	6.4	-	-	-	6.4
Unrealized gains on cash flow hedges	-	-	-	-	4.0	-	-	-	4.0
Accumulated losses	-	(3.5)	-	(73.0)	4.3	(9.6)	29.5	-	(52.3)
Minority interest	-	(1.7)	-	-	10.4	-	1.0	-	9.7
	-	3.2	-	(73.0)	25.3	-	30.5	-	(14.0)

(b) Effect on the balances of equity at 1 January 2004 and at 1 January 2005

Effect of new accounting policies	HKAS 16	HKAS 32	HKAS 39	HKFRS 2	
Increase/(decrease)	Dismantling costs for property and equipment	Interest accretion on convertible preferred shares	Remeasurement of financial assets and liabilities	Equity-settled share option arrangements	Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
At 1 January 2004					
Accumulated losses	(1.5)	(59.5)	–	–	(61.0)
Minority interest	(1.1)	–	–	–	(1.1)
Total equity	(2.6)	(59.5)	–	–	(62.1)
At 1 January 2005					
Share options issued	–	–	–	4.4	4.4
Unrealized gains on available-for-sale assets	–	–	1.7	–	1.7
Accumulated losses	(2.1)	(65.1)	32.1	(4.4)	(39.5)
Minority interest	(1.4)	–	–	–	(1.4)
Total equity	(3.5)	(65.1)	33.8	–	(34.8)

(c) Effect on the consolidated profit and loss statement for the years ended 31 December 2005 and 2004

Effect of new accounting policies	HKAS 1	HKAS 16	HKAS 32	HKAS 39	HKFRS 2	HKFRS 3	
For the year ended 31 December 2005	Presentation	Dismantling costs for property and equipment	Interest accretion on convertible preferred shares	Remeasurement of financial assets and liabilities	Equity-settled share option arrangements	Discontinuation of goodwill amortization and reinstatement	Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Increase in cost of sales	-	(1.2)	-	-	-	-	(1.2)
Decrease in loss on dilutions and divestments, net	-	-	-	-	-	26.8	26.8
(Increase)/decrease in administrative expenses	-	-	-	(9.3)	(5.2)	3.0	(11.5)
Decrease in other operating expenses, net	-	-	-	2.2	-	-	2.2
Decrease in net borrowing costs	-	-	-	3.3	-	-	3.3
(Decrease)/increase in share of profits less losses of associated companies	(19.2)	(1.0)	(11.7)	(12.3)	-	0.8	(43.4)
Decrease/(increase) in taxation	19.2	0.5	3.8	(5.1)	-	(0.1)	18.3
(Decrease)/increase in profit for the year	-	(1.7)	(7.9)	(21.2)	(5.2)	30.5	(5.5)
Attributable to:							
Equity holders of the parent	-	(1.4)	(7.9)	(27.8)	(5.2)	29.5	(12.8)
Minority interest	-	(0.3)	-	6.6	-	1.0	7.3
(Decrease)/increase in profit for the year	-	(1.7)	(7.9)	(21.2)	(5.2)	30.5	(5.5)
(Decrease)/Increase in Earnings per Share Attributable to Equity Holders of the Parent (U.S. cents)							
Basic	-	(0.04)	(0.25)	(0.87)	(0.16)	0.92	(0.40)
Diluted	-	(0.04)	(0.25)	(0.87)	(0.16)	0.92	(0.40)

Effect of new accounting policies For the year ended 31 December 2004	HKAS 1 Presentation *US$ millions*	HKAS 16 Dismantling costs for property and equipment *US$ millions*	HKAS 32 Interest accretion on convertible preferred shares *US$ millions*	HKFRS 2 Equity-settled share option arrangements *US$ millions*	HKFRS 5 Reclassification of a discontinued operation *US$ millions*	Total *US$ millions*
Decrease in gain on disposal of a discontinued operation, divestments and dilutions, net	–	–	–	–	(17.1)	(17.1)
Increase in administrative expenses	–	(0.8)	–	(4.4)	–	(5.2)
Decrease in share of profits less losses of associated companies	(22.4)	(0.4)	(8.2)	–	(1.7)	(32.7)
Decrease in taxation	22.4	0.4	2.6	–	–	25.4
Increase in profit from a discontinued operation	–	–	–	–	18.8	18.8
Decrease in profit for the year	–	(0.8)	(5.6)	(4.4)	–	(10.8)
Attributable to:						
Equity holders of the parent	–	(0.6)	(5.6)	(4.4)	–	(10.6)
Minority interest	–	(0.2)	–	–	–	(0.2)
Decrease in profit for the year	–	(0.8)	(5.6)	(4.4)	–	(10.8)
Decrease in Earnings per Share Attributable to Equity Holders of the Parent (U.S. cents)						
Basic	–	(0.02)	(0.17)	(0.14)	–	(0.33)
Diluted	N/A	N/A	N/A	N/A	N/A	N/A

N/A: Not applicable

(D) Impact of Issued But Not Yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, to these Financial Statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	"Capital Disclosures"
HKAS 19 Amendment	"Actuarial Gains and Losses, Group Plans and Disclosures"
HKAS 39 Amendment	"Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
HKAS 39 Amendment	"The Fair Value Option"
HKAS 39 and HKFRS 4 Amendments	"Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts"
HKFRSs 1 & 6 Amendments	"First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources"
HKFRS 6	"Exploration for and Evaluation of Mineral Resources"
HKFRS 7	"Financial Instruments: Disclosures"
HK International Financial Reporting Interpretations Committee (IFRIC)-Interpretations (Int) 4	"Determining whether an Arrangement contains a Lease"
HK(IFRIC)-Int 5	"Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
HK(IFRIC)-Int 6	"Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment"
HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economics"

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 incorporates the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

The HKAS 39 Amendment regarding the fair value option restricts the designation of any financial asset or financial liability as measured at fair value through profit and loss, unless certain conditions can be met.

The HKAS 19 Amendment, HKAS 39 Amendments regarding cash flow hedge accounting of forecast intragroup transactions and financial guarantee contracts, HKFRSs 1 and 6 Amendments, HKFRS 6, HK(IFRIC)-Int 5, HK(IFRIC)-Int 6 and HK(IFRIC)-Int 7 do not apply to the activities of the Group. HK (IFRIC)-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's Financial Statements in the period of initial application.

(E) Summary of Principal Accounting Policies

(a) Basis of consolidation

The consolidated Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2005. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders in the results and net assets of the Company's subsidiary companies.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) Cash and cash equivalents

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally less than three months when acquired, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted-average method or the moving average method, and in case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

(d) Property and equipment

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are given in Note 12(A).

The initial cost of property and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such assets. Major costs incurred in restoring property and equipment to their normal working condition are charged to the profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the profit and loss statement.

Where parts of an item of property and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property and equipment.

(e) Plantations

Oil palm plantations are classified into immature and mature plantations. Immature plantations are reclassified as mature plantations when they start to produce fresh fruit bunches at an average of at least four tons per hectare in one year. On average, an oil palm plantation takes about four years to reach maturity from the time of planting. Both immature and mature plantations are stated at fair value less estimated point-of-sale costs. The fair value of plantations is determined based on the present value of their expected net cash inflows. Net increments or decrements in the fair value of plantations are included in the profit and loss statement.

Rubber plantations are considered mature five to six years from the time of planting in the field.

(f) Associated companies

An associated company is an entity, not being a subsidiary company, in which the Group has a substantial long-term interest of generally not less than twenty per cent in the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associated companies includes goodwill (net of any accumulated impairment loss) identified on acquisition. The Group's share of its associated companies' post-acquisition profits or losses is recognized in the consolidated profit and loss statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies.

Where there has been a change recognized directly in the associated companies' equity, the Group will recognize its share of any changes and disclose this, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) Asset retirement obligations

The net present value of legal obligations associated with the retirement of an item of property and equipment that resulted from the acquisition, construction or development and the normal operation of property and equipment is recognized in the period in which it is incurred.

(h) Income tax

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(i) Provisions and contingent liabilities

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in finance costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(j) Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of assets including property and equipment, investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(k) *Accounting for acquisition and disposal*

(I) Results

The results of subsidiary or associated companies acquired or sold are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Upon adoption of HKFRS 3, goodwill is no longer amortized. The carrying amount of accumulated amortization of goodwill at 1 January 2005 is eliminated with a corresponding decrease in the cost of goodwill amount on that date. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated profit and loss statement.

In the case of associated companies, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisition was eliminated against the consolidated retained profits in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated retained profits and is not recognized in profit or loss when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

(l) *Foreign currencies*

(I) Functional and presentational currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in the currency of United States dollars, which is the Company's functional and presentation currency.

(II) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss statement.

(III) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognized as a separate component of equity. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(m) Turnover and revenue recognition

Turnover represents the amounts received and receivable from the sale of goods and properties and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

(n) Segmental information

A segment is a distinguishable component of the Group that is engaged either in providing certain products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. Head Office and other items mainly comprise Head Office assets, borrowings and overheads.

(o) Leases

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the profit and loss statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or minimum lease payments, which approximate the fair market value of the property are capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(p) *Employee benefits*

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(II) Long service payments

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(III) Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the relevant shares (market conditions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(IV) Cash-settled transactions

The Group's associated companies grants share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the profit and loss statement.

(V) Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(q) Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(r) Financial assets/investments and financial liabilities

Applicable to the year ended 31 December 2004:

Short-term investments are securities stated at fair value. At each balance sheet date, the unrealized gains and losses arising from changes in fair values of short-term investments are recognized in the consolidated profit and loss statement.

The gains or losses on the disposals of short-term investments, representing the difference between the net sales proceeds and the carrying amount of the investments, are recognized in the consolidated profit and loss statement as they arise.

Applicable to the year ended 31 December 2005:

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when the Group becomes a party to the contractual provisions of the instrument and derecognize a financial asset when the Group no longer control the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using settlement date accounting.

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit and loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair values through profit and loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortizations of discounts and premiums are taken directly to the consolidated profit or loss statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as held "at fair value through profit and loss" at origination, are taken directly to the profit or loss statement. Changes in the fair value of available-for-sale securities are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability, or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, financial assets or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

(s) Derivative instruments

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction that is subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognized immediately in the profit and loss statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the profit and loss statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in consolidated profit or loss statement. The gains or losses that are accumulated in equity are transferred to the profit and loss statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the profit and loss statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, any net cumulative gain or loss previously recognized in equity is transferred to the profit and loss statement.

(t) *Related parties*

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Company that gives it significant influence over the Group; or (iii) has joint control over the Group;

(II) the party is an associate;

(III) the party is a jointly-controlled entity;

(IV) the party is a member of the key management personnel of the Group;

(V) the party is a close member of the family of any individual referred to in (I) or (IV);

(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or

(VII) the party is a post-employment benefit plan for the benefit of employees of the Company/Group, or of any entity that is a related party of the Group.

(u) *Non-current assets held for sale*

Non-current assets held for sale represent assets having carrying amounts which will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets and its sale must be highly probable. Non-current assets held for sale are stated at the lower of its carrying amount and fair value less costs to sell.

3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

(A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

Classification of financial assets and financial liabilities

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2 (E)(r) to the Financial Statements.

(B) Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) *Estimating useful lives and residual values of property and equipment*

The Group estimates the useful lives and residual values of its property and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

(b) *Assets impairment*

Hong Kong GAAP requires that an impairment review be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such asset may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which in the past affected its results of operations for the amount of periodic amortization expense. However, the Group no longer amortizes goodwill under Hong Kong GAAP effective 1 January 2005. Instead, goodwill is subject to a periodic impairment test.

Determining the fair value of property and equipment and plantations at the date of acquisition, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property and equipment and plantations associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

(c) Deferred tax assets

The Group reviews the carrying amounts at each balance sheet date and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

(d) Financial assets and liabilities

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodology. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit and loss and equity.

(e) Estimating allowances for doubtful accounts

The Group estimates the allowance for doubtful accounts related to its trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provide. First, the Group evaluate specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for doubtful accounts would increase its recorded operating expenses and decrease its current assets.

(f) Estimating allowances for inventories

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e. whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

(g) Pension and other retirement benefits

The determination of the Group's obligation and cost for defined benefits is dependent on its selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the profit and loss statement as and when they occur. While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

(h) Income taxes

Significant estimation is required in determining the Group's provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax in the period in which such determination is made.

(i) Measurement of fair value of plantations

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit and loss and equity.

(j) Derivative liabilities

Hong Kong GAAP requires that the Group carries its option embedded in the Exchangeable Notes issued, at fair value, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including the trading price of the Exchangeable Notes and expected volatility of the underlying PLDT share price, and the average market interest rate. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of the Exchangeable Notes would affect directly the Group's profit and loss and equity.

(k) Equity-settled share option expense

Hong Kong GAAP requires that the Group carries its share options issued by the Company and its subsidiary companies, at fair value, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and average risk-free interest rate. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of the share options would affect directly the Group's profit and loss.

4. TURNOVER AND SEGMENTAL INFORMATION

	2005 *US$ millions*	2004 *US$ millions*
Turnover		
Sale of goods and properties	1,946.3	2,022.5
Rendering of services	39.8	32.1
Total	1,986.1	2,054.6

Segmental Information

Segmental information, relating to the Group's business and geographic segments, follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on pages 132 to 133. Particulars in respect of a discontinued operation are set out in Note 8.

By Principal Business Activity – 2005

	Telecom-munications *US$ millions*	Consumer Food Products *US$ millions*	Property and Transportation *US$ millions*	Head Office *US$ millions*	2005 Total *US$ millions*
Profit and Loss					
Segment revenue – turnover	–	1,923.4	62.7	–	1,986.1
Segment results	–	164.8	28.8	(58.6)	135.0
Net borrowing costs					(107.3)
Share of profits less losses of associated companies	141.8	(4.2)	0.1	–	137.7
Profit before taxation					165.4
Taxation					(26.6)
Profit for the year					138.8
Assets and Liabilities					
Segment assets	–	1,578.8	116.4	199.7	1,894.9
Associated companies	364.4	3.5	13.8	–	381.7
Unallocated assets					70.5
Total assets					2,347.1
Segment liabilities	–	273.6	56.9	95.4	425.9
Unallocated liabilities					1,214.5
Total liabilities					1,640.4
Other Information					
Capital expenditure	–	50.4	6.2	–	56.6
Depreciation	–	57.4	5.2	–	62.6
Foreign exchange and derivative losses, net	–	16.6	–	25.4	42.0
Other non-cash expenses	–	2.1	2.7	11.5	16.3

By Principal Geographical Market – 2005

	The Philippines US$ millions	Indonesia US$ millions	Others US$ millions	Head Office US$ millions	2005 Total US$ millions
Segment revenue – turnover	62.7	1,923.4	–	–	1,986.1
Segment assets	116.4	1,578.8	–	199.7	1,894.9
Associated companies	363.9	3.5	14.3	–	381.7
Unallocated assets					70.5
Total assets					2,347.1
Capital expenditure	6.2	50.4	–	–	56.6

By Principal Business Activity – 2004

	Telecom-munications US$ millions	Consumer Food Products US$ millions	Property and Transportation US$ millions	Head Office US$ millions	2004 (Restated) Total US$ millions
Profit and Loss					
Segment revenue – turnover	–	1,995.8	58.8	–	2,054.6
Segment results	–	189.1	34.2	(16.0)	207.3
Net borrowing costs					(111.9)
Share of profits less losses of associated companies	87.8	(1.8)	(0.1)	–	85.9
Profit before taxation					181.3
Taxation					(31.9)
Profit for the year from continuing operations					149.4
Profit for the year from a discontinued operation					18.8
Profit for the year					168.2
Assets and Liabilities					
Segment assets	–	1,796.1	122.7	42.3	1,961.1
Associated companies	140.7	1.4	26.8	–	168.9
Unallocated assets					38.7
Total assets					2,168.7
Segment liabilities	–	229.6	104.7	55.2	389.5
Unallocated liabilities					1,188.1
Total liabilities					1,577.6
Other Information					
Capital expenditure	–	101.6	3.5	–	105.1
Depreciation and amortization	–	53.7	0.9	–	54.6
Foreign exchange and derivative losses, net	–	33.1	0.3	–	33.4
Other non-cash expenses	–	1.4	9.2	7.4	18.0

By Principal Geographical Market – 2004

	The Philippines *US$ millions*	Indonesia *US$ millions*	Head Office *US$ millions*	2004 (Restated) Total *US$ millions*
Segment revenue – turnover	58.8	1,995.8	–	2,054.6
Segment assets	122.7	1,796.1	42.3	1,961.1
Associated companies	167.5	1.4	–	168.9
Unallocated assets				38.7
Total assets				2,168.7
Capital expenditure	3.5	101.6	–	105.1

5. **NET BORROWING COSTS**

	2005 *US$ millions*	2004 *US$ millions*
Bank loans and other loans		
– wholly repayable within five years	113.0	122.1
– not wholly repayable within five years	2.2	4.5
Total Borrowing Costs	115.2	126.6
Less interest income	(7.9)	(14.7)
Net Borrowing Costs	107.3	111.9

6. PROFIT BEFORE TAXATION

	Notes	**2005** *US$ millions*	**2004** (Restated) *US$ millions*
Profit Before Taxation is Stated after (Charging)/Crediting			
Cost of inventories sold		(1,182.1)	(1,201.5)
Employee remuneration	*35(A)*	(198.6)	(193.7)
Depreciation	*12*	(62.6)	(53.1)
Foreign exchange and derivative losses, net		(42.0)	(33.4)
Cost of services rendered		(52.7)	(31.9)
Operating lease rentals			
– Land and buildings		(11.8)	(12.7)
– Hire of plant and equipment		(0.8)	(1.6)
– Others		–	(6.0)
Loss on dilution of interests in a subsidiary and an associated company		(6.3)	(3.0)
Recognition of prepaid land premiums		(4.2)	(2.2)
Doubtful debt provisions (included in distribution costs)		(4.8)	(1.4)
Auditors' remuneration			
– Audit services		(1.2)	(1.4)
– Other services		(0.6)	(0.1)
Amortization of goodwill (included in other operating expenses, net)	*17*	–	(1.5)
Gain on divestments, net		–	11.0
Unrealized gains on available-for-sale assets/investments		–	2.2
(Loss)/gain on sale of property and equipment		(0.7)	1.8
Gain on changes in fair value of plantations	*13*	12.3	1.7
Realized gain/(loss) on sale of available-for-sale assets/investments		5.6	(3.3)
Excess over the cost of a business combination recognized as income (included in other operating expenses, net)		2.7	–
Dividend income from available-for-sale assets/investments		1.0	–

7. TAXATION

No Hong Kong profits tax (2004: Nil) has been provided as the Group had no estimated assessable profits (2004: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

	2005 *US$ millions*	**2004** (Restated) *US$ millions*
Subsidiary Companies – Overseas		
Current taxation *(Note 27)*	28.9	30.6
Deferred taxation *(Note 20)*	(2.3)	1.3
Total	26.6	31.9

Included within the share of profits less losses of associated companies is taxation of US$19.2 million (2004 restated: US$22.4 million) and which is analyzed as follows.

	2005	2004 (Restated)
	US$ millions	*US$ millions*
Associated Companies – Overseas		
Current taxation	38.5	31.7
Deferred taxation	(19.3)	(9.3)
Total	19.2	22.4

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

	2005		2004 (Restated)	
	US$ millions	%	*US$ millions*	%
Profit Before Taxation (Including profit from a discontinued operation)	165.4		200.1	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	73.7	44.6	70.4	35.2
Tax effect of:				
– Non-deductible expenses	2.7	1.6	0.1	–
– Share of profits less losses of associated companies	(51.8)	(31.3)	(34.9)	(17.4)
– Income not subject to tax	(0.1)	(0.1)	(6.4)	(3.2)
– Others	2.1	1.3	2.7	1.3
Taxation	26.6	16.1	31.9	15.9
Attributable To:				
Continuing operations	26.6	16.1	31.9	15.9
A discontinued operation	–	–	–	–
	26.6	16.1	31.9	15.9

8. PROFIT FOR THE YEAR FROM A DISCONTINUED OPERATION

2004's profit from a discontinued operation represents a US$17.1 million gain on disposal of the Group's entire 49 per cent interest in Escotel (a company operating in India) and US$1.7 million share of Escotel's profit prior to its disposal.

9. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Profit attributable to equity holders of the parent includes US$18.5 million (2004: US$15.9 million) net foreign exchange and derivative losses that arose primarily on the changes in the fair values of derivatives and translation of the unhedged foreign currency denominated borrowings, and US$4.3 million (2004: US$23.0 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative Losses

	2005 *US$ millions*	2004 *US$ millions*
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies	(42.0)	(33.4)
– Associated companies	19.0	(5.4)
Subtotal	(23.0)	(38.8)
Attributable to taxation and minority interest	4.5	22.9
Total	(18.5)	(15.9)

The net non-recurring gains for 2005 mainly comprise goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$4.8 million, Metro Pacific's agreed one-time adjustments made to amounts owed to certain creditors, partly offset by a loss on dilution of the Group's 1.4 per cent interest in PLDT of US$6.3 million, whereas 2004's net non-recurring gains mainly comprise a gain on disposal of 49 per cent interest in Escotel (US$17.1 million).

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2005 is a profit of US$350.8 million (2004 restated: US$130.3 million) attributable to the Company representing principally the Company's reversal of impairment provision for values of subsidiary companies holding investments in PLDT.

10. ORDINARY SHARE DIVIDENDS

	U.S. cent per ordinary share		US$ millions	
	2005	2004	2005	2004
Interim	0.13	–	4.1	–
Proposed final	0.26	–	8.2	–
Total	0.39	–	12.3	–

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting (AGM).

11. EARNINGS PER SHARE

The calculation of basic earnings per share amount is based on the profit for the year attributable to equity holders of the parent of US$103.0 million (2004 restated: US$123.9 million), and the weighted average number of 3,186.7 million (2004: 3,186.0 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share amount is based on: (i) a profit equal to the profit for the year attributable to equity holders of the parent of US$103.0 million (2004 restated: US$123.9 million) adjusted by the US$1.2 million (2004: Nil) reduction in share of profits less losses of associated companies assuming (a) the exercise of the Company's option of increasing its interest in Level Up and (b) the conversion of dilutive convertible preference shares and share options issued by PLDT, and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,186.7 million (2004: 3,186.0 million) ordinary shares in issue during the year, as used in the basic earnings per share

calculation, and the weighted average of 28.4 million (2004 restated: Nil) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

Since the earnings per share amount will be increased when taking into account the Exchangeable Notes issued by a wholly-owned subsidiary of the Company, the Exchangeable Notes has an anti-dilutive effect on the basic earnings per share for the year and are excluded from in the calculation of diluted earnings per share.

12. PROPERTY AND EQUIPMENT

	Land and buildings	Machinery, equipment and vessels	Consolidated Total
	US$ millions	*US$ millions*	*US$ millions*
Cost			
At 1 January 2005	240.4	768.1	1,008.5
Exchange translation	(8.1)	(30.4)	(38.5)
Additions	17.0	39.6	56.6
Acquisition of subsidiary companies *(Note 33(D))*	2.7	–	2.7
Disposals	(6.0)	(15.0)	(21.0)
Reclassification	–	3.6	3.6
At 31 December 2005	246.0	765.9	1,011.9
Accumulated Depreciation and Impairment			
At 1 January 2005	54.6	306.5	361.1
Exchange translation	(1.9)	(9.4)	(11.3)
Charge for the year	11.0	51.6	62.6
Disposals	(0.7)	(12.5)	(13.2)
Reclassification	–	(10.2)	(10.2)
At 31 December 2005	63.0	326.0	389.0
Net Book Amount at 31 December 2005	183.0	439.9	622.9

	Land and buildings US$ millions	Machinery, equipment and vessels US$ millions	Consolidated Total (Restated) US$ millions
Cost			
At 1 January 2004	238.1	775.2	1,013.3
Exchange translation	(18.6)	(59.6)	(78.2)
Additions	16.9	44.0	60.9
Acquisition of subsidiary companies *(Note 33(D))*	8.6	12.2	20.8
Disposals	(4.6)	(3.7)	(8.3)
At 31 December 2004	240.4	768.1	1,008.5
Accumulated Depreciation and Impairment			
At 1 January 2004	49.6	291.9	341.5
Exchange translation	(4.4)	(26.9)	(31.3)
Charge for the year	9.5	43.6	53.1
Disposals	(0.1)	(2.1)	(2.2)
At 31 December 2004	54.6	306.5	361.1
Net Book Amount at 31 December 2004	185.8	461.6	647.4

(A) Principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold buildings	Lesser of period of lease, or 2.5% to 20.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property and equipment with a net book amount of US$29.4 million (2004: US$23.4 million) were pledged as security for certain of the Group's banking facilities (Note 26(D)).

13. PLANTATIONS

	Consolidated 2005 US$ millions	2004 US$ millions
At 1 January	147.4	160.0
Exchange translation	(8.8)	(14.3)
Acquisition of subsidiary companies *(Note 33(D))*	18.1	–
Gain arising from changes in fair value less estimated point-of-sale costs, net	12.3	1.7
At 31 December	169.0	147.4

Physical measurements of oil palm plantations at 31 December are as follows:

	Consolidated	
	2005	2004
	Hectares	*Hectares*
Mature plantations	58,064	53,542
Immature plantations	3,344	898
Total	61,408	54,440

The Group's plantations mainly represent palm trees owned by Indofood. The palm trees are planted for the production of fresh fruit bunches (FFB), which are used in the production of crude palm oil (CPO) and palm kernel oil (PKO). The fair value of plantations was determined by reference to the projected selling prices of CPO and PKO in the market. Significant assumptions made in determining the fair value of the plantations are:

(A) No new planting/re-planting activities are assumed.

(B) The palm trees have an average life of 23 years, with the first three years as immature and the following 20 years as mature or productive under a well established planting system.

(C) The yield per hectare of palm trees is based on guidelines from the Centre for Palm Tree Research in Indonesia which varies with the average age of palm trees.

(D) A discount rate of 20.5 per cent (2004: 21.7 per cent), which represents the asset specific rate for Indofood's plantation operation, was applied in the discounted cash flow calculation.

During 2005, Indofood's palm trees produced 1.3 million tons (2004: 1.4 million tons) of FFB. The fair value of FFB harvested during 2005, determined at the point of harvest, amounted to US$91.3 million (2004: US$112.8 million).

14. SUBSIDIARY COMPANIES

	Company	
	2005	2004
	US$ millions	*US$ millions*
Unlisted shares at cost	1,115.2	1,115.6
Less provision for impairment	(368.4)	(421.4)
Total	746.8	694.2

The Company's listed subsidiary companies are held through intermediate holding companies.

(A) Amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 7.0 per cent per annum (2004: zero per cent to 5.0 per cent per annum) and not repayable within one year. The carrying value of the Company's amounts due from subsidiary companies approximates to their fair values.

(B) Amounts due to subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.4 per cent per annum (2004: zero per cent to 8.4 per cent per annum) and not repayable within one year.

(C) Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 132 to 133.

(D) Metro Pacific group contributes to the Group's property and transportation business segment (refer to Note 4). Since the fourth quarter of 2001, it has been unable to meet its debt repayment obligations. Metro Pacific's ability to continue as a going concern is dependent on a number of factors, which includes its ability to settle or restructure its debt obligations, the availability of refinancing of debts and the success of its plan to revitalize its business and generate sufficient cash flows to ensure sustained and profitable operations. Metro Pacific had successfully reduced its parent company's debt obligations to Pesos 732 million (US$13.8 million) at 31 December 2005 from Pesos 11.7 billion (US$220.4 million) at 31 December 2001 when the debt reduction program was commenced. Out of the Pesos 732 million (US$13.8 million) outstanding debts at 31 December 2005, Pesos 525 million (US$9.9 million) are presently subject to final documentation and Metro Pacific expects that this Pesos 525 million (US$9.9 million) amount will be settled before the close of 2006.

Nenaco, a 99.0 per cent-owned subsidiary company of Metro Pacific, obtained approval for its corporate rehabilitation plan from the Manila Regional Trial Court on 4 October 2004. With the approval of the corporate rehabilitation plan, Nenaco will focus on enhancing its profitability by strengthening its marketing efforts and operational efficiencies.

15. ASSOCIATED COMPANIES

	Consolidated	
	2005	**2004**
		(Restated)
	US$ millions	*US$ millions*
Shares at cost		
– Listed	1,324.6	1,266.7
– Unlisted	44.1	22.0
Share of post acquisition reserves	(987.7)	(1,132.1)
Loans to associated companies	0.7	12.3
Total	381.7	168.9

(A) At 31 December 2005, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2005, the market valuation of listed investments was US$1,495.4 million (2004: US$1,002.7 million) and net dividends received and receivable were US$38.9 million (2004: Nil).

(C) Loans to associated companies are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of the loans to associated companies approximates to their fair values.

(D) Details of the Group's principal associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 132 to 133.

(E) Additional financial information in respect of the Group's principal associated company, PLDT, as prepared under HK GAAP, is set out below.

	PLDT	
	2005	2004 (Restated)
	US$ millions	*US$ millions*
Operating Results		
Turnover	2,201.3	2,053.7
Profit before taxation	790.4	484.7
Profit after taxation	788.3	392.6
Net profit	580.9	393.9
Net Assets		
Current assets	952.4	834.7
Long-term assets	3,793.9	4,228.5
Total Assets	4,746.3	5,063.2
Current liabilities	(1,067.5)	(1,016.8)
Long-term liabilities and provisions	(2,369.3)	(3,200.6)
Total Liabilities	(3,436.8)	(4,217.4)
Minority interest	(21.9)	(16.1)
Net assets at 31 December	1,287.6	829.7

(F) PLDT was incorporated under the law of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(G) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc. because the share of losses of this associated company fully eroded the Group's investment. The Group's unrecognized share of losses of this associated company for the current year and cumulatively was nil (2004: US$0.1 million) and US$7.9 million (2004: US$7.9 million), respectively.

16. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

	Consolidated	
	2005	**2004**
	US$ millions	*US$ millions*
Trade receivables	173.3	170.3
Other receivables	107.9	184.9
Prepayments	17.2	14.0
Total	298.4	369.2
Presented As:		
Non-current Portion	11.7	9.2
Current Portion	286.7	360.0
Total	298.4	369.2

The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to their fair value. The fair value of non-current portion of accounts receivables, other receivables and prepayments is US$9.8 million (2004: US$9.2 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 13.4 per cent (2004: 11.3 per cent). The weighted average effective interest rate of non-current portion of accounts receivable, other receivables and prepayments is 8.8 per cent (2004: 11.3 per cent).

An ageing profile of trade receivables is analyzed as follows:

	Consolidated	
	2005	**2004**
	US$ millions	*US$ millions*
0 to 30 days	148.5	145.5
31 to 60 days	8.8	6.0
61 to 90 days	6.0	12.2
Over 90 days	10.0	6.6
Total	173.3	170.3

As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. Metro Pacific collects contract receivables related to property sales by installments over periods ranging between one to five years.

17. GOODWILL

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Cost		
At 1 January		
As previously reported	39.4	19.7
Effect of adopting HKFRS 3 *(Note 2(E)(k)(III))*	(2.9)	–
As restated	36.5	19.7
Exchange translation	(1.7)	–
Additions		
– on acquisition of subsidiary companies *(Note 33(D))*	4.4	6.9
– balance of subsidiary companies acquired	–	2.1
– on increased investments in subsidiary companies	–	10.7
Reclassifications	(6.5)	–
At 31 December	32.7	39.4
Accumulated Amortization		
At 1 January		
As previously reported	2.9	1.4
Effect of adopting HKFRS 3 *(Note 2(E)(k)(III))*	(2.9)	–
As restated	–	1.4
Charge for the year	–	1.5
At 31 December	–	2.9
Net Book Amount at 31 December	32.7	36.5

(A) In 2004, goodwill not previously eliminated against the consolidated reserves was amortized on the straight-line basis over its estimated useful life of not more than 20 years.

(B) Goodwill is allocated to the Group's cash-generating units identified according to business and country of operation segment. All of the goodwill amounts at 31 December 2005 and 31 December 2004 relates to Indofood's businesses which contribute to the Group's consumer food products business segment located in Indonesia.

(C) The recoverable amounts of Indofood's businesses have been determined based on a value in use calculation using cash flow projections based on financial projections approved by Indofood's senior management covering a five-year period. The discount rates applied to cash flow projections ranges from 15.3 per cent to 18.3 per cent.

18. PREPAID LAND PREMIUMS

	Consolidated	
	2005	**2004**
	US$ millions	*US$ millions* (Restated)
At 1 January		
As previously reported	–	–
Effect of adopting HKAS 17 *(Note 2(B))*	45.5	47.8
As restated	45.5	47.8
Exchange translation	(4.0)	(3.8)
Additions	–	3.7
Recognized during the year	(4.2)	(2.2)
Total prepaid land premiums	37.3	45.5
Current portion included in accounts receivable, other receivables and prepayments	(2.8)	(4.5)
At 31 December	34.5	41.0

	2005	**2004**
	US$ millions	*US$ millions*
Overseas, Held on:		
Leases of between 10 and 50 years	32.3	44.2
Leases of less than 10 years	5.0	1.3
	37.3	45.5

19. AVAILABLE-FOR-SALE ASSETS/INVESTMENTS

	Consolidated	
	2005	**2004**
	US$ millions	*US$ millions* (Restated)
Listed investments, at fair value:		
– Equity investments – Overseas	47.5	19.6
– Debentures with a fixed interest of 14.0 per cent (2004: 14.0 per cent) and a maturity date of 1 October 2014 (2004: 1 October 2014) – Overseas	0.5	1.8
Unlisted investment, at cost less impairment provisions:		
– Equity investment – Overseas	6.1	11.5
Unlisted investment, at fair value:		
– Club debentures – Hong Kong	1.0	–
Total	55.1	32.9
Presented As:		
Non-current Portion	2.7	11.5
Current Portion	52.4	21.4
Total	55.1	32.9

(A) The fair values of listed equity investments and debentures are based on quoted market prices. The fair values of unlisted investment in club debentures have been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

(B) Unlisted equity investments with carrying amounts of US$3.2 million (2004: US$9.8 million) was pledged to secure certain of the Group's banking facilities.

20. DEFERRED TAX

The movements in deferred tax assets during the year are as follows:

	Tax losses carried forward	Allowance for doubtful accounts	Others	Consolidated Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Deferred Tax Assets				
At 1 January 2005	3.7	0.9	1.2	5.8
Exchange translation	(0.2)	–	–	(0.2)
Acquisition of subsidiary companies *(Note 33(D))*	0.1	–	1.2	1.3
Credit to the profit and loss *(Note 7)*	0.6	0.3	6.1	7.0
Transfer to provision for taxation *(Note 27)*	–	–	(1.1)	(1.1)
Reclassification	–	–	2.6	2.6
At 31 December 2005	4.2	1.2	10.0	15.4

	Tax losses carried forward	Allowance for doubtful accounts	Others	Consolidated Total (Restated)
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Deferred Tax Assets				
At 1 January 2004	6.2	0.9	0.4	7.5
Exchange translation	(0.5)	(0.1)	(1.6)	(2.2)
(Charge)/credit to the profit and loss *(Note 7)*	(2.0)	0.1	0.7	(1.2)
Transfer to provision for taxation *(Note 27)*	–	–	(0.3)	(0.3)
Reclassification	–	–	2.0	2.0
At 31 December 2004	3.7	0.9	1.2	5.8

The movements in deferred tax liabilities during the year are as follows:

	Depreciation of property and equipment *US$ millions*	Change in fair value of plantations *US$ millions*	Withholding tax on undistributed earnings of subsidiary and associated companies *US$ millions*	Others *US$ millions*	Consolidated Total *US$ millions*
Deferred Tax Liabilities					
At 1 January 2005	(78.5)	(38.4)	(4.1)	9.2	(111.8)
Exchange translation	4.3	2.1	–	1.5	7.9
Acquisition of subsidiary companies *(Note 33(D))*	–	–	–	(3.7)	(3.7)
(Charge)/credit to the profit and loss *(Note 7)*	(4.8)	(3.8)	1.0	2.9	(4.7)
Transfer to/(from) provision for taxation *(Note 27)*	–	–	1.4	(0.6)	0.8
Reclassification	–	–	–	(2.6)	(2.6)
At 31 December 2005	(79.0)	(40.1)	(1.7)	6.7	(114.1)

	Depreciation of property and equipment *US$ millions*	Change in fair value of plantations *US$ millions*	Withholding tax on undistributed earnings of subsidiary and associated companies *US$ millions*	Others *US$ millions*	Consolidated Total (Restated) *US$ millions*
Deferred Tax Liabilities					
At 1 January 2004	(76.2)	(41.9)	(9.3)	8.1	(119.3)
Exchange translation	7.0	3.7	–	(1.0)	9.7
Acquisition of subsidiary companies	–	–	–	(3.4)	(3.4)
Increased investments in subsidiary companies	–	–	–	(0.9)	(0.9)
(Charge)/credit to the profit and loss *(Note 7)*	(9.3)	(0.2)	4.5	4.9	(0.1)
Transfer to provision for taxation *(Note 27)*	–	–	0.7	3.5	4.2
Reclassification	–	–	–	(2.0)	(2.0)
At 31 December 2004	(78.5)	(38.4)	(4.1)	9.2	(111.8)

At 31 December 2005, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$55.0 million (2004: US$73.9 million) in respect of non-Hong Kong tax losses, and US$39.1 million (2004: US$40.7 million) in respect of Hong Kong tax losses. The non-Hong Kong tax losses are available for offsetting against future taxable profits of the companies in which the losses arose for 3 to 5 years, whereas Hong Kong tax losses are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets have been properly recognized.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

21. OTHER NON-CURRENT ASSETS

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Assets not yet used in operation	36.4	42.0
Claims for tax refund	42.2	34.3
Deferred charges	22.1	15.6
Advances and deposits for purchases	4.2	14.6
Currency swap assets, net	–	130.1
Others	25.9	5.8
Total	130.8	242.4

Assets not yet used in operation represents certain of Indofood's properties which have been acquired but not yet used in operation.

Claims for tax refund relates to advance tax payment made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

Deferred changes mainly represents deferred costs and expenses relating to Indofood's arrangements for the lease of land.

Advances and deposits for purchases mainly relates to Indofood's payments made to suppliers and contractors in relation to the purchase of raw materials and capital equipments.

The balance of currency swap assets (net) at 31 December 2004 relates to Indofood's hedging program. The amount was derecognized in March and April 2005 upon Indofood's termination of the related currency swap contracts.

22. CASH AND CASH EQUIVALENTS

	Consolidated		Company	
	2005	2004	2005	2004
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Cash at banks and in hand	133.2	186.6	26.4	27.0
Short-term time deposits	162.8	–	162.8	–
Total	296.0	186.6	189.2	27.0

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between seven day and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The carrying amounts of the cash and cash equivalents approximate to their fair values.

23. INVENTORIES

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Raw materials	177.2	159.3
Work in progress	5.6	6.1
Finished goods	91.0	81.0
Properties held for sale	29.2	35.0
Total	303.0	281.4

(A) Principal properties held by Metro Pacific group for sale, included in properties held for sale, at 31 December 2005 are as follows:

Location	Group's Economic interest (%)	Approximate gross development area (sq.m.)[i]	Type	Status	Estimated completion date
Laguna (Escudero)	23.4	4,000,000	F	Planning	-
Costa de Madera, San Juan, Batangas	34.7	3,720,000	R, Ro	Planning	-
Lakewood, Cabanatuan	5.3	3,036,358	R	Under construction	2007
Batulao, Batangas	75.5	2,107,050	R	Planning	-
Calasiao, Pangasinan	31.0	1,860,000	R	Planning	-
Calatagan, Batangas	23.4	618,217	R, Ro	Under construction	2011
Lemery, Batangas	38.5	604,643	F	Under construction	2006
Punta Fuego 1, Batangas	21.2	452,603	R, Ro	Under construction	2006
San Pablo, Laguna (Monte Lago)	23.4	330,000	R	Under construction	2009
Stonecrest, San Pedro, Laguna	19.6	297,821	R	Under construction	2006
Talisay, Cebu	18.9	274,591	R	Under construction	2006
Urdaneta, Pangasinan	6.0	254,804	R	Under construction	2007
Punta Fuego 2, Batangas	13.6	236,927	R, Ro	Under construction	2006
Silang, Cavite (Ponderosa)	22.7	185,064	F	Under construction	2006
Nasugbo, Batangas (Lhuiller)	13.6	145,000	R, Ro	Under construction	2008
Waterwood, Bulacan	25.7	59,071	R	Under construction	2006
Lucena City, Quezon	62.7	40,706	R	Completed	-
Legaspi City, Albay	18.9	36,505	C	Under construction	2008
Nasugbu, Batangas (Amara Condo)	23.4	11,210	H	Under construction	2008
Punta Fuego 2 – expansion, Batangas	13.6	430	F	Under construction	2006

R = Residential, F = Farm, Ro = Resort, C = Commercial, H = Hotel

(i) Total area for sale as subdivisions and land designated for parks and open spaces.

(B) At 31 December 2005, inventories with a carrying amount of US$12.6 million (2004: US$11.6 million) have been pledged as security for certain of the Group's liabilities.

24. NON-CURRENT ASSETS HELD FOR SALE

The amount represents two of the vessels held by Nenaco planned to be sold in 2006.

25. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Trade payables	172.7	145.1
Accrued expenses	44.8	49.7
Other payables	61.1	69.5
	278.6	264.3

An ageing profile of trade payables is analyzed as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
0 to 30 days	160.8	121.2
31 to 60 days	1.7	7.4
61 to 90 days	1.3	5.6
Over 90 days	8.9	10.9
Total	172.7	145.1

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amounts of the Group's accounts payable, other payables and accruals approximate to their fair values.

26. BORROWINGS

	Effective interest rate (%)	Maturity	*Notes*	Consolidated 2005	2004
				US$ millions	*US$ millions*
Short-term					
Bank loans	8.9 – 18.0	2006		221.3	172.1
Other loans	2.5 – 13.5	2006	(A)	123.7	116.8
Subtotal				345.0	288.9
Long-term					
Bank loans	8.0 – 18.0	2007 – 2012	(B)	57.9	91.0
Other loans	2.5 – 13.5	2007 – 2010	(C)	686.3	670.2
Subtotal				744.2	761.2
Total				1,089.2	1,050.1

The balance of short-term borrowings includes US$124.0 million (2004: US$154.7 million) of current portion of long-term borrowings.

The maturity profile of the Group's borrowings is as follows:

	Bank loans		Other loans		Consolidated Total	Total
	2005	2004	2005	2004	2005	2004
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Not exceeding one year	221.3	172.1	123.7	116.8	345.0	288.9
More than one year but not exceeding two years	0.5	67.0	151.8	115.8	152.3	182.8
More than two years but not exceeding five years	1.7	15.8	516.9	545.5	518.6	561.3
More than five years	55.7	8.2	17.6	8.9	73.3	17.1
Total	279.2	263.1	810.0	787.0	1,089.2	1,050.1
Representing amounts repayable						
– wholly within five years	223.5	254.9	792.4	778.1	1,015.9	1,033.0
– not wholly within five years	55.7	8.2	17.6	8.9	73.3	17.1
Total	279.2	263.1	810.0	787.0	1,089.2	1,050.1

The carrying amounts of the borrowings are denominated in the following currencies:

	Consolidated 2005	2004
	US$ millions	*US$ millions*
Rupiah	542.8	534.7
U.S. dollar	501.7	465.3
Peso	44.7	50.1
Total	1,089.2	1,050.1

An analysis of the carrying amounts of borrowings into fixed and variable interest rate is as follows:

	Consolidated 2005	2004
	US$ millions	*US$ millions*
Fixed interest rate	703.4	830.0
Variable interest rate	385.8	220.1
Total	1,089.2	1,050.1

The carrying amounts and fair values of the long-term borrowings are as follows:

	Carrying amounts		Fair values	
	2005	2004	2005	2004
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Bank loans	57.9	91.0	60.6	90.3
Other loans	686.3	670.2	724.1	694.8
Total	744.2	761.2	784.7	785.1

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowings rates ranging from 8.0 per cent to 12.5 per cent (2004: 7.2 per cent to 15.7 per cent) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of short-term borrowings approximate to their fair value.

Details of borrowings are set out below.

(A) Short-term Other Loans

The balance includes US$107.3 million of bonds (2004: US$112.6 million) (with a face value of US$108.0 million (2004: US$113.0 million)) issued by CAB Holdings Limited (CAB), a wholly-owned subsidiary company of the Company. These bonds were issued by CAB, on 29 July 2003, totaling US$115.0 million, bear interest at 8.25 per cent payable semi-annually in arrears, mature on 29 July 2006 at their aggregate principal amount and are secured by the Group's 51.5 per cent (2004: 51.5 per cent) interest in Indofood held by CAB and, subject to certain limitations and conditions, are guaranteed by the Company. During 2003, one of the Company's wholly-owned subsidiary companies repurchased US$2.0 million face value of the bonds, which were then canceled in 2004. During 2005, CAB repurchased US$5.0 million face value of the bonds at 102.875 per cent of its face value and canceled them during the year.

(B) Long-term Bank Loans

The balance includes a US$49.3 million (with a face value of US$50.0 million) bank loan (2004: Nil) secured by the Group's 1.7 per cent interest in PLDT, subject to a variable LIBOR (London Inter-bank Offer Rates) based interest rate, which is repayable in November 2012.

(C) Long-term Other Loans

The balance principally includes US$193.1 million (with a face value of US$199.0 million) Exchangeable Notes (2004: Nil) issued by First Pacific Finance Limited (FPF), a wholly-owned subsidiary company of the Company, and various bonds issued by Indofood.

(a) Details of the Exchangeable Notes issued by FPF are summarized as follows:

On 18 January 2005, the Company issued US$199.0 million five-year zero coupon Exchangeable Notes through FPF. The Exchangeable Notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company.

The Exchangeable Notes have a yield to maturity of 5.625 per cent per annum. Unless previously redeemed, exchanged, or purchased and cancelled, FPF will redeem the Exchangeable Notes at 131.97 per cent of their principal amount on 18 January 2010. Noteholders have the option to put the Exchangeable Notes to FPF at 118.11 per cent of their principal amount value on the third anniversary of the Exchangeable Notes.

The Exchangeable Notes carry an initial conversion premium of 21 per cent, which translates the conversion price into US$29.33 per PLDT share. Assuming full exchange of the Exchangeable Notes, the Exchangeable Notes will be exchangeable into approximately 3.8 per cent of the total common shares issued by PLDT.

(b) Details of the bonds issued by Indofood are summarized as follows:

(I) US$151.7 million five-year Eurobonds (with a face value of US$153.7 million, which represents the original amount issued in June 2002 of US$280.0 million less repurchase of the bonds with a face value of US$126.3 million made during 2005) (2004: US$278.6 million), with a coupon rate of 10.375 per cent, payable semi-annually, and mature in June 2007;

(II) Rupiah 1.2 trillion (US$123.4 million) of Rupiah bonds (which represents the original amount issued in June 2003 of Rupiah 1.5 trillion (US$152.6 million) less repurchase of the bonds with a face value of Rupiah 0.3 trillion (US$30.3 million) during 2005) (2004: US$161.5 million), with a coupon rate of 13.5 per cent, payable quarterly, and mature in June 2008; and

(III) Rupiah 1.0 trillion (US$98.8 million) of Rupiah bonds (which represents the original amount issued in July 2004 of Rupiah 1.0 trillion (US$101.7 million) less repurchase of the bonds with a face value of Rupiah 24 billion (US$2.4 million) during 2005) (2004: US$107.6 million), with a coupon rate of 12.5 per cent, payable quarterly, and mature in July 2009.

(D) Pledge of Assets

At 31 December 2005, total borrowings include secured bank and other borrowings of US$187.5 million (2004: US$182.2 million). Such bank and other borrowings were secured by the Group's property and equipment, available-for-sale assets/investments and inventories equating to a net book value of US$45.2 million (2004: US$44.8 million) and the Group's interests of 51.5 per cent (2004: 51.5 per cent) in Indofood and 1.7 per cent (2004: 3.2 per cent) in PLDT, respectively.

27. PROVISION FOR TAXATION

	Consolidated	
	2005	**2004**
	US$ millions	*US$ millions*
At 1 January	26.2	36.8
Exchange translation	(1.2)	(4.2)
Acquisition of subsidiary companies	–	0.6
Provision for taxation on estimated assessable profits for the year *(Note 7)*	28.9	30.6
Transfer (to)/from deferred taxation *(Note 20)*	(0.3)	3.9
Total	53.6	67.7
Tax paid	(42.4)	(41.5)
At 31 December	11.2	26.2

28. DEFERRED LIABILITIES AND PROVISIONS

					Consolidated	
	Pension	Deferred income	Long-term payables	Others	Total 2005	Total 2004 (Restated)
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
At 1 January	40.9	28.3	39.6	16.4	125.2	129.6
Exchange translation	(2.1)	0.1	1.4	0.1	(0.5)	(5.1)
Additions	22.5	0.1	5.2	3.1	30.9	9.4
Payment and utilization	(10.1)	(2.5)	(11.9)	(3.3)	(27.8)	(27.8)
Reclassification	–	–	(19.8)	–	(19.8)	19.1
At 31 December	51.2	26.0	14.5	16.3	108.0	125.2
Presented As:						
Current Portion	1.0	1.3	3.6	9.4	15.3	18.1
Non-current Portion	50.2	24.7	10.9	6.9	92.7	107.1
Total	51.2	26.0	14.5	16.3	108.0	125.2

Pension relates to accrued liabilities in relation to retirement schemes and long service payments.

Deferred income relates to an upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for service agreement (Note 37(D)) and the unrealized gross profit arising on property sales.

Long-term payables relate to Metro Pacific's estimated liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to property and equipment.

Others mainly relate to provisions for warranty claims.

29. SHARE CAPITAL

	Consolidated and Company	
	2005	**2004**
	US$ millions	*US$ millions*
Authorized		
5,000,000,000 (2004: 5,000,000,000) ordinary shares of U.S. 1 cent each	50.0	50.0
Issued and fully paid		
3,188,833,003 (2004: 3,185,993,003) ordinary shares of U.S. 1 cent each	31.9	31.9

During the year, 2,840,000 share options were exercised at the exercise price of HK$1.76 per share, resulting in the issue of 2,840,000 new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$5.0 million (US$0.6 million). Details of the Company's share option scheme are set out in Note 36(D) (a) to the Financial Statements.

30. OTHER RESERVES

An analysis of the Group's exchange reserve, by principal operating company, is set out below.

	Consolidated	
	2005	**2004** (Restated)
	US$ millions	*US$ millions*
PLDT	(29.3)	(50.4)
Indofood	(25.0)	(11.6)
Others	3.4	2.2
Total	(50.9)	(59.8)

An analysis of the accumulated reserves of associated companies, included within the consolidated reserves, is set out below.

	Consolidated	
	2005	**2004** (Restated)
	US$ millions	*US$ millions*
Revenue reserve	(962.4)	(1,081.7)
Exchange reserve	(29.3)	(50.4)
Unrealized gains on cash flow hedges	4.0	–
Total	(987.7)	(1,132.1)

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

31. MINORITY INTEREST

An analysis of the Group's minority interest, by principal operating company, is set out below.

	Consolidated	
	2005	**2004** (Restated)
	US$ millions	*US$ millions*
Indofood	296.1	335.6
Metro Pacific	27.8	28.1
Total	323.9	363.7

32. DERIVATIVE LIABILITY

Derivative liability represents the fair value of the option embedded within the Exchangeable Notes issued by FPF. Details regarding the issue of the Exchangeable Notes is set out in Note 26(C)(a).

The exchangeable option of the Exchangeable Notes qualified as an embedded derivative under HKAS 39. Upon the initial recognition, the fair value of the option of US$13.9 million is identified and accounted for separately from the fair value of the bond instrument. The fair value of the option liability was remeasured to US$39.3 million on a mark-to-market basis at 31 December 2005, reflecting primarily the change in PLDT share price. The US$25.4 million increase in fair value of the option during 2005 was recognized and charged to the profit and loss statement.

33. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(A) Increased Investments in Associated Companies

The cash outflows of US$57.3 million mainly relates to the Group's increased interest in PLDT by approximately 1.1 per cent.

(B) Acquisition of Associated Companies

The cash outflows of US$17.6 million mainly relates to the Group's acquisition of a 25.0 per cent interest in Level Up in March 2005 and an associated company formed by Indofood.

(C) Deposits for acquisition and increased investments in subsidiary companies

The cash outflows of US$14.9 million mainly represent deposits made by PT Salim Ivomas Pratama (SIMP), a 80 per cent owned subsidiary company of Indofood, for the acquisition of convertible bonds issued by PT Sarana Inti Pratama, a palm breading and research management company. 2004's cash outflow of US$39.1 million represents Indofood's deposits, for acquiring convertible bonds issued by PT Bina Makna Indopratama (Bina Makna) and the acquisition of two oil palm plantation companies.

(D) Acquisition of Subsidiary Companies

	Indofood's acquisition of Silveron Investments Limited (SIL) and its subsidiary companies	Indofood's acquisition of PT Kebun Mandiri Sejahtera (KMS)	Others	2005 Total	2004 Indofood's acquisition of Perfect Wealth Investments Limited and its subsidiary company
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Consideration					
Cash and cash equivalents	1.8	7.7	0.1	9.6	28.4
Accounts receivable, other receivables and prepayments (Current)	16.7	–	–	16.7	–
Total	18.5	7.7	0.1	26.3	28.4
Net Assets					
Property and equipment *(Note 12)*	1.7	0.7	0.3	2.7	20.8
Plantations *(Note 13)*	13.7	4.4	–	18.1	–
Goodwill	–	–	–	–	2.1
Deferred tax assets *(Note 20)*	0.6	0.7	–	1.3	0.7
Other non-current assets	1.9	–	–	1.9	–
Cash and cash equivalents	2.6	0.5	0.3	3.4	2.8
Accounts receivable, other receivables and prepayments (Current)	0.5	4.9	1.8	7.2	8.5
Inventories	0.1	0.3	0.8	1.2	5.8
Accounts payable, other payables and accruals	(0.8)	(0.3)	(3.1)	(4.2)	(6.4)
Short-term borrowings	(1.1)	–	–	(1.1)	(1.1)
Provision for taxation	–	–	–	–	(0.6)
Long-term borrowings	(1.4)	–	–	(1.4)	–
Deferred tax liabilities *(Note 20)*	(3.7)	–	–	(3.7)	(3.4)
Minority interest	–	(0.8)	–	(0.8)	(7.7)
Total Net Assets Acquired at Fair Value	14.1	10.4	0.1	24.6	21.5
Goodwill/(Excess over the Cost of a Business Combination) *(Note 17)*	4.4	(2.7)	–	1.7	6.9
Net Inflow/(Outflow) of Cash and Cash Equivalents per Consolidated Cash Flow Statement	0.8	(7.2)	0.2	(6.2)	25.6

In June 2005, SIMP completed the acquisition of 100 per cent interest in SIL at a consideration of Rupiah 175 billion (US$18.5 million). SIL has 100 per cent direct and indirect equity interests in PT Kebun Ganda Prima and PT Citranusa Intisawit, respectively, which are both engaged in the operations of oil palm plantations in Indonesia.

In November 2005, SIMP acquired a 93.4 per cent interest in KMS, a rubber plantation company for a consideration of Rupiah 75 billion (US$7.7 million).

Since the date of acquisitions, SIL incurred a loss for the year of US$0.5 million and KMS had a profit for the year of US$0.1 million, which was included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2005, the turnover and profit for the year of the Group for the year ended 31 December 2005 would have been US$1,987.8 million and US$138.8 million, respectively. The subsidiary companies acquired during the year had net cash outflows from operating activities and investing activities, respectively, of US$0.2 million and US$3.3 million, and received US$3.2 million in respect of financing activities during the year.

(E) Acquisition of Convertible Bonds

The cash outflows of US$5.2 million represents the acquisition by SIMP of convertible bonds issued by PT Tahta Bahtera (TB), a shipping company. The bonds had been converted into a 90.9 per cent equity interest in TB by SIMP in January 2006.

(F) Increased Investments in Subsidiary Companies

The cash outflows of US$4.9 million represent a remaining 20 per cent balance of payment (equivalent to Rupiah 48 billion) for Indofood's increased interest in four of its oils and distribution subsidiary companies, PT Bitung Menado Oil Industry, PT Intiboga Sejahtera, PT Sawitra Oil Grains and PT Indomarco Adi Prima, from approximately 80.0 per cent to 100 per cent through the acquisition and conversion of convertible bonds issued by Bina Makna and acquisition of the remaining minority interest of Bina Makna. In 2004, Indofood has made a 80 per cent deposit (equivalent to Rupiah 192 billion or US$21.4 million) for this acquisition, which has been included in 2004's cash flow statement as deposits for acquisition and increased investments in subsidiary companies. 2004's cash outflow of US$16.9 million principally represents payments made by Indofood for increasing its interest in a food seasonings subsidiary company, PT Indosentra Pelangi, from 70.0 per cent to 92.2 per cent.

(G) Restricted Cash

At 31 December 2005, the Group had US$4.7 million (2004: US$9.2 million) of cash which was restricted as to use. All of this US$4.7 million (2004: US$4.5 million) amount is expected to be released within one year from 31 December 2005 and required to be classified as current assets.

(H) Major Non-cash Transaction

During the year, Metro Pacific settled approximately Pesos 500 million (US$9.1 million) of borrowings through the transfer of available-for-sale assets and other property assets to its creditors.

34. COMMITMENTS AND CONTINGENT LIABILITIES

(A) Capital Expenditure

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	15.1	19.1
Contracted, but not provided for	7.5	9.1
Total	22.6	28.2

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, machinery and equipment.

The Company has no commitments in respect of capital expenditures (2004: Nil).

(B) Leasing Commitments

At 31 December 2005, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Land and Buildings		
– Within one year	3.5	2.1
– Between two and five years inclusive	9.8	7.0
– After five years	4.2	1.0
Subtotal	17.5	10.1
Hire of Plant and Equipment and Others		
– Within one year	0.5	0.5
– Between two and five years inclusive	1.0	1.3
– After five years	0.2	0.2
Subtotal	1.7	2.0
Total	19.2	12.1

At 31 December 2005, the Company did not have any leasing commitments (2004: Nil).

(C) Contingent Liabilities

At 31 December 2005, neither the Group nor the Company had any significant contingent liabilities (2004: Nil).

35. EMPLOYEE INFORMATION

(A) Remuneration

	2005	2004
		(Restated)
	US$ millions	*US$ millions*
Basic salaries	142.1	141.2
Bonuses	23.4	19.4
Benefits in kind	19.5	21.0
Pension contributions	8.4	7.7
Equity-settled share option expense	5.2	4.4
Total	198.6	193.7
Average Number of Employees	47,881	48,110

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 36(A) to the Financial Statements.

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes covering approximately 22,001 (2004: 24,653) employees.

(a) Defined Contribution Schemes

The Group operates six (2004: six) defined contribution schemes covering approximately 20,686 (2004: 23,469) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2004: zero per cent to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2004: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2005, no amounts (2004: Nil) were used for this purpose. At 31 December 2005, the forfeited contributions had been fully utilized.

(b) Defined Benefit Schemes

The Group operates four (2004: two) defined benefit schemes covering approximately 1,315 (2004: 1,184) employees. The assets of three of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by PT Jasa Aktuaria Praptasentosa Gunajasa's actuary (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) and Actuarial Advisers, Inc. and Mr. Orlando J. Manalang, FASP (members of Actuarial Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2005, the Group's level of funding in respect of its defined benefit schemes was 45.8 per cent (2004: 55.3 per cent).

The amount of deficit under defined benefit schemes included in the balance sheet is as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Present value of defined benefit obligations	11.0	9.0
Fair value of plan assets	(6.2)	(6.4)
Liability in Balance Sheet	4.8	2.6

The movements of defined benefit liability during the year are as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
At 1 January	2.6	4.2
Exchange translation	(0.1)	(0.2)
Net pension scheme cost recognized in the profit and loss statement	3.5	1.0
Payment	(1.2)	(2.4)
At 31 December	4.8	2.6

The amount recognized in the profit and loss statement is analyzed as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Current service cost	0.4	0.4
Past service cost	3.5	0.5
Expected return on plan assets	(0.5)	(0.7)
Net actuarial losses recognized in the year	0.1	0.8
Total Included in Employee Remuneration (within Administrative expenses)	3.5	1.0
Actual Return on Plan Assets	8%	9%

Principal actuarial assumptions (weighted average) at 31 December are as follows:

	2005	2004
Discount rate	11%	9%
Expected return on plan assets	10%	9%
Future salary increases	7%	6%
Future pension increases	7%	6%
Average remaining working lives of employees (years)	12	12

(C) Loans to Officers

During 2005 and 2004, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

36. DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

(A) Directors' Remuneration

The table below shows the remuneration of Directors on an individual named basis.

Directors' Remuneration – 2005

	Non-performance based			Performance	Equity-settled			
	Salaries	Other benefits	Pension contributions	based payments[i]	share option expense	Fees[ii]	Emoluments[iii]	2005 Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Chairman								
Anthoni Salim	435	-	-	-	-	-	-	435
Executive Directors								
Manuel V. Pangilinan *(Managing Director and Chief Executive Officer)*	1,467	210	91	1,008	1,224	-	-	4,000
Edward A. Tortorici	900	195	1,164	-	1,224	-	-	3,483
Robert C. Nicholson	933	21	2	467	941	-	-	2,364
Non-Executive Directors								
His Excellency Albert F. del Rosario	-	-	-	-	119	25	-	144
Sutanto Djuhar	-	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-	-
Ibrahim Risjad	-	-	-	-	-	-	-	-
Benny S. Santoso	-	-	-	-	119	-	-	119
Independent Non-Executive Directors								
Graham L. Pickles	-	-	-	-	119	65	-	184
Edward K.Y. Chen *(GBS, CBE, JP)*	-	-	-	-	119	55	-	174
David W.C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	-	-	-	-	119	30	77	226
Total	3,735	426	1,257	1,475	3,984	175	77	11,129

Directors' Remuneration – 2004

	Non-performance based			Performance based payments[i]	Equity-settled share option expense	Fees[ii]	Emoluments[iii]	2004 (Restated) Total
	Salaries	Other benefits	Pension contributions					
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Chairman								
Anthoni Salim	-	-	-	-	-	-	-	-
Executive Directors								
Manuel V. Pangilinan *(Managing Director and Chief Executive Officer)*	1,480	189	76	1,003	939	-	-	3,687
Edward A. Tortorici	837	128	261	1,169	939	-	-	3,334
Robert C. Nicholson	749	2	1	375	721	-	-	1,848
Non-Executive Directors								
His Excellency Albert F. del Rosario	-	26	-	-	165	25	-	216
Sutanto Djuhar	-	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-	-
Ibrahim Risjad	-	-	-	-	-	-	-	-
Benny S. Santoso	-	-	-	-	165	-	-	165
Independent Non-Executive Directors								
Graham L. Pickles	-	-	-	-	165	55	-	220
Edward K.Y. Chen *(GBS, CBE, JP)*	-	-	-	-	165	55	-	220
David W.C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	-	-	-	-	165	35	77	277
Total	3,066	345	338	2,547	3,424	170	77	9,967

(i) *Performance based payments comprise performance bonus and long-term monetary incentive awards.*

(ii) *For meetings attended.*

(iii) *For consultancy services provided to the Company.*

Included within total Directors' remuneration is an amount of US$0.8 million (2004: US$0.9 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) Senior Executives' Remuneration

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed that of the Company's Directors. Two (2004: Two) senior executives were among the Group's five highest earning employees. The remaining three (2004: three), of the five highest earning employees, are the Company's Directors.

	2005	2004 (Restated)
	US$ millions	*US$ millions*
Non-performance based		
– Salaries and benefits	0.6	0.6
Performance based		
– Bonuses and long-term monetary incentive awards	0.2	0.2
Equity-settled share option expense	0.6	0.4
Total	1.4	1.2

The table below shows the remuneration of the two (2004: two) senior executives who were among the Group's five highest earning employees in 2005.

	2005	2004 (Restated)
Remuneration bands	*Number*	*Number*
US$509,001 – US$573,000	–	1
US$637,001 – US$701,000	1	1
US$701,001 – US$765,000	1	–
Total	2	2

(C) Key Management Personnel Compensation

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Non-performance based		
– Salaries and benefits	11.0	10.3
– Pension contributions	1.4	0.4
Performance based		
– Bonuses and long-term monetary incentive awards	3.4	4.4
Equity-settled share option expense	5.2	4.4
Total	21.0	19.5

(D) Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2005 are set out below.

(a) Particulars of the Company's Share Option Scheme

Company	Share options held at 1 January 2005	Share options exercised during the year	Share options held at 31 December 2005	Share options exercise price *(HK$)*	Market price at date of grant *(HK$)*	Market price during period of exercise *(HK$)*	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,800,000	-	31,800,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	-	31,800,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	-	24,500,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Non-Executive Directors										
His Excellency Albert F. del Rosario	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Independent Non-Executive Directors										
Graham L. Pickles	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen *(GBS, CBE, JP)*	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
David W.C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	2,840,000	(2,840,000)	-	1.76	1.76	2.65 to 2.70	1 June 2004	June 2005	June 2005	-
Senior Executives	32,286,000	-	32,286,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Total	134,586,000	(2,840,000)	131,746,000							

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (the Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant to directors and executives of the Company share options of the Company as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for ten years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to one per cent of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less then the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of Stocks Exchange on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of Stock Exchange for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	55 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on Hong Kong Exchange Fund Notes)	4.06 per cent per annum

Taking into account the expected turnover rate of Directors and senior executives and early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75 per cent higher than the exercise price.

The binomial model, applied for determining of the estimated values of the share options granted under the Company's Scheme, was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of share options granted are set out in Note 2(E)(p)(III) to the Financial Statements.

(b) Particulars of Metro Pacific's Share Option Schemes

METRO PACIFIC	Share options held at 1 January 2005	Share options canceled during the year	Share options held at 31 December 2005	Share option exercise price *(Peso)*	Market price at date of grant *(Peso)*	Grant date	Exercisable from	Exercisable until
Senior Executives	5,027,259	(5,027,259)	-	1.91	2.37	16 April 1995	April 1996	April 2005
	3,990,000	(3,990,000)	-	1.91	2.37	1 August 1995	August 1996	August 2005
	315,684	-	315,684	3.46	3.57	1 August 1997	August 1997	August 2007
Total	9,332,943	(9,017,259)	315,684					

On 15 May 1990, Metro Pacific approved a share option scheme (Old Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for long-term employment motivation. The scheme became effective on 15 May 1990. The scheme is valid for an indefinite period of time.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the issued share capital of Metro Pacific, excluding any shares issued on the exercise of options at any time. At 31 December 2005, the number of shares issuable under share options granted under Metro Pacific's share option scheme was 315,684, which represents less than 0.01 per cent of Metro Pacific's shares in issue at that date. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 30 per cent of the maximum aggregate number of shares of Metro Pacific at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offer shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than the (i) average of the official closing price of the shares on the Philippine Stock Exchange (PSE) for the twenty trading days immediately preceding the relevant offer date or (ii) the par value of the shares.

On 12 August 2005, the shareholders of Metro Pacific approved a new share option scheme (New Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The New Scheme is valid for ten years and became effective on 12 August 2005.

The maximum number of shares on which options may be granted under the New Scheme may not exceed 10 per cent of the issued share capital of Metro Pacific from time to time less the number of options outstanding under the Old Scheme. Upon the adoption of the New Scheme, no further share options will be granted under the Old Scheme. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any twelve-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option grant under the New Scheme shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than (i) the closing price of the Metro Pacific shares for one or more board lots of such Metro Pacific shares on the PSE on the option grant date; (ii) the average closing price of the Metro Pacific share for one or more board lots of such Metro Pacific shares on the PSE for the five business days immediately preceding the option grant date; or (iii) the par value of the Metro Pacific shares, whichever is higher.

No share options have been granted or exercised during the year in respect of Metro Pacific's share option schemes.

37. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) At 31 December 2005, Mcrae Investment Limited, a wholly-owned subsidiary company of the Company, had an outstanding receivable from Metro Pacific which amounted to Pesos 793 million (US$14.9 million) (31 December 2004: Pesos 793 million or US$14.1 million). The amount is interest-free, secured and repayable within one year.

(B) On 31 December 2004, Metro Pacific Resources, Inc. (MPRI), a company in which the Company has 100 per cent economic interest, entered into a subscription agreement with Metro Pacific to subscribe Pesos 450 million (US$8.0 million) of Series 1-C Preferred Shares which were issued in two tranches in January and June 2005.

(C) In August 2005, MPRI advances Pesos 61 million (US$1.1 million) to Metro Pacific in order to provide Metro Pacific with the cash resources to meet general working capital requirements. The amount is interest-free, unsecured and repayable within one year.

(D) ALBV, a wholly-owned subsidiary company of the Company, had a technical assistance agreement with Smart, a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2004: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

Total fees under these arrangements amounted to Pesos 567 million (US$10.3 million) for the year ended 31 December 2005 (2004: Pesos 507 million or US$9.0 million). At 31 December 2005, ALBV had outstanding receivables under the technical assistance agreement amounting to Pesos 194 million (US$3.7 million) (2004: Pesos 267 million or US$4.8 million).

(E) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of transactions	**Consolidated**	
For the year ended 31 December	**2005**	**2004**
	US$ millions	*US$ millions*
Profit and Loss Items		
Sales of finished goods		
– to associated companies	40.2	52.6
– to affiliated companies	33.3	23.7
Purchases of raw materials		
– from associated companies	25.9	15.8
– from affiliated companies	5.5	9.8
Management and technical services fee income and royalty income		
– from associated companies	0.4	0.2
– from affiliated companies	3.1	2.1
Rental expenses		
– to affiliated companies	1.4	3.1
Transportation and pump services expenses		
– to affiliated companies	1.0	1.6

Approximately four per cent (2004: four per cent) of Indofood's sales and two per cent (2004: two per cent) of its purchases were transacted with these related companies.

Nature of balances	**Consolidated**	
At 31 December	**2005**	**2004**
	US$ millions	*US$ millions*
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies	0.1	6.8
– from affiliated companies	4.8	4.6
Accounts receivable – non-trade		
– from associated companies	0.1	3.8
– from affiliated companies	5.9	4.3
Long-term receivables		
– from associated companies	–	4.7
Accounts payable – trade		
– to associated companies	6.4	2.5
– to affiliated companies	1.2	1.2

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(F) Details of compensation of key management personnel of the Group during the year are set out in Note 36(C) to the Financial Statements.

38. FINANCIAL RISK MANAGEMENT

The Group's principal financial instruments, other than derivatives, comprise bank loans and other interest-bearing loans, and cash and short-term time deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, including principally interest rate swap and foreign exchange contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risk. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(E)(s) to the Financial Statements.

(A) Market Risk

(a) Currency Risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and improve investment and cash flow planning. In addition to natural hedge, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, the aforementioned derivative instruments of the Group do not qualify as effective hedge and therefore not designated as effective hedges for accounting purposes in accordance with the provisions of HKAS 39.

(b) Price Risk

The Group is exposed to commodity price risk, especially wheat and CPO, which are the raw materials used to manufacture the Group's products, which depends on the level of demand and supply in the market, and the global economic environment. The Group is also exposed to commodity price risk as changes in fair values of future commodity contracts used by certain subsidiary companies to manage their exposures on commodity price fluctuations are directly recognized to profit and loss. Such future commodity contracts also do not qualify as effective hedge and therefore not designated as effective hedges for accounting purposes in accordance with the provisions of HKAS 39.

(B) Credit Risk

For consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantee. For the property business, transfers of property titles are effected upon full payment of the purchase price. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

With respect to credit risk arising from the Group's other financial assets, which comprise cash and cash equivalents, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Group has no significant concentrations of credit risk.

(C) Liquidity Risk

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity market issues.

(D) Fair Value and Cash Flow Interest Rate Risk

The Group's interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At 31 December 2005, 64.6 per cent of the Group's borrowings were at fixed rates.

The value of the Group's investments in fixed rate debentures/debt securities fluctuate as a result of changes in market interest rates and the changes in their values are recognized in the Group's equity. As the Group has no significant floating rate financial assets, the Group's operating cash flows are substantially independent of changes in market interest rates.

39. SUBSEQUENT EVENTS

(A) Further to the Company's announcement dated 18 January 2006, the Group continues to acquire shares in PLDT. During January to March 2006, the Group acquired an aggregate of 1.3 million shares in PLDT, representing approximately 0.7 per cent of the total issued common shares of PLDT for a total consideration of US$44.5 million. As a result, the Group's economic and voting interests in PLDT increased to 24.5 per cent and 31.2 per cent, respectively.

(B) On 31 January 2006, NTT DoCoMo, Inc. (DoCoMo) had agreed to acquire 12,633,486 common shares of PLDT, representing approximately 7 per cent of PLDT's total outstanding common shares, from NTT Communications, Inc. (NTT Com) for a total consideration of Yen 52,103 million (equivalent to approximately US$440 million). NTT Com will retain 12,633,487 common shares of PLDT, thus remaining as a significant shareholder of PLDT with a similar 7 per cent equity holding.

The Company and certain of its group companies signed a Cooperation Agreement on 31 January 2006 with PLDT, DoCoMo and NTT Com which amended both the existing contracts between the parties and the shareholding arrangements. The share acquisition and other business arrangements will take effect after DoCoMo, PLDT and Smart acquire certain licenses and approvals.

Smart and DoCoMo have agreed to collaborate with each other in the rollout and development of 3G services in the Philippines. Smart will introduce DoCoMo's mobile internet service, i-mode, exclusively for Smart's subscribers. DoCoMo will provide the know-how, technologies and patents necessary for Smart to operate the i-mode service over GPRS and W-CDMA networks.

The actual transfer of 12,633,486 common shares of PLDT from NTT Com to DoCoMo was completed on 14 March 2006.

(C) On 27 March 2006, Metro Pacific announced a three-stage recapitalization and reorganization plan involving ultimately raising fresh capital of approximately Pesos 2.7 billion (US$50.9 million) from its existing shareholders and a third party strategic investor. The plan is expected to be concluded in September 2006.

40. COMPARATIVE AMOUNTS

As explained in Note 2(B) to the Financial Statements, due to the adoption of a number of new and revised HKFRSs during the current year, the accounting treatment and presentation of certain items and balances in the Financial Statements have been revised to comply with the new requirements. Accordingly, certain prior year and opening balance adjustments have been made and certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

41. APPROVAL OF THE FINANCIAL STATEMENTS

The Financial Statements were approved and authorized for issue by the Board of Directors on 31 March 2006.

3. SUMMARY OF PRINCIPAL INVESTMENTS AS AT 31 DECEMBER 2005

Philippine Long Distance Telephone Company ("PLDT")

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. Through its three principal business groups, PLDT offers a wide range of telecommunications services: wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); fixed line (principally through PLDT); and information and communications technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	180.8 million
Particular of issued shares held	:	Common shares of Pesos 5 par value
Economic interest/voting interest	:	23.9 per cent/30.5 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk ("Indofood")

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: bogasari (flour and pasta), consumer branded products (noodles, food seasonings, snack foods, and nutrition and special foods), edible oils and fats (plantations, cooking oils, margarine and shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	9.4 billion
Particular of issued shares held	:	Shares of Rupiah 100 par value
Economic interest/voting interest	:	51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Corporation ("Metro Pacific")

Metro Pacific is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and domestic Philippine shipping firm Negros Navigation Co., Inc.

Sector	:	Property and Transportation
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	18.6 billion
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	75.5 per cent

Further information on Metro Pacific can be found at www.metropacific.com

Level Up! International Holdings Pte Ltd ("Level Up")

Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on online games in emerging markets.

Sector	:	Online games
Place of incorporation/business area	:	Singapore/The Philippines, Brazil and India
Issued number of shares	:	413,869
Particular of issued shares held	:	Ordinary shares of US$8 par value
Economic interest/voting interest	:	25.0 per cent

Further information on Level Up can be found at www.levelupgames.com

4. MATERIAL CHANGE

As disclosed in Note 39(C) to the 2005 audited consolidated financial statements of the Group (full text of which is contained in this appendix) in relation to events subsequent to 31 December 2005 and Metro Pacific's recapitalization and reorganization plan to raise fresh capital, the Group plans to participate up to approximately Pesos 791 million or US$15 million in the proposed rights issue.

Save as disclosed above and save for a potential accounting loss or profit that may be recorded in the financial statements of the Group due to the increase or decrease in the value of the option liability, which has a strong correlation to the change in share price of PLDT, embedded in the face value of US$199 million exchangeable notes which are exchangeable into shares of PLDT, the Directors are not aware of any material changes in the financial or trading position or outlook of the Group since 31 December 2005, the date to which the latest audited consolidated financial statements of the Group were made up.

5. INDEBTEDNESS

As at 31 March 2006, the Group had outstanding borrowings of approximately HK$8,943.6 million. The borrowings comprised secured bank loans of HK$547.8 million, unsecured bank loans of HK$2,224.5 million, secured other loans of HK$905.2 million and unsecured other loans of HK$5,266.1 million.

The secured bank and other loans were secured by the Group's property and equipment, inventories, receivables and available-for-sale assets equating to a net book value of HK$344.2 million and the Group's interests of 51.5 per cent in Indofood and 1.7 per cent in PLDT.

The other loans comprised secured bonds of HK$839.3 million, unsecured bonds of HK$4,520.7 million (as described below), unsecured trust receipt loans of HK$633.5 million and others. The bonds held by the Group as at 31 March 2006 comprise the followings:

(a) US$107.6 million (HK$839.3 million) bonds issued by CAB Holdings Limited ("CAB"), a wholly-owned subsidiary of the Company, with an interest rate of 8.25 per cent, payable semi-annually, mature on 29 July 2006 and are secured by the Group's 51.5 per cent interest in Indofood held by CAB, and, subject to certain limitations and conditions, are guaranteed by the Company;

(b) US$196.8 million (HK$1,535.0 million) five-year zero coupon Exchangeable Notes issued by First Pacific Finance Limited ("FPF"), a wholly-owned subsidiary of the Company, due 18 January 2010. The exchangeable notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company;

(c) US$142.1 million (HK$1,108.4 million) five-year Eurobonds issued by a wholly-owned subsidiary of Indofood, with a coupon rate of 10.375 per cent, payable semi-annually, and mature in June 2007;

(d) Rupiah 1.2 trillion (HK$1,042.8 million) Rupiah bonds issued by Indofood, with a coupon rate of 13.5 per cent, payable quarterly, and mature in June 2008; and

(e) Rupiah 1.0 trillion (HK$834.5 million) Rupiah bonds issued by Indofood, with a coupon rate of 12.5 per cent, payable quarterly, and mature in July 2009.

As at 31 March 2006, the Group did not have any material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the rate of exchange prevailing at the close of business on 31 March 2006.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 31 March 2006 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance leases or hire purchases commitments, guarantees or other material contingent liabilities.

1. RESPONSIBILITY STATEMENT

The information in this Composite Document relating to the Group has been supplied by the Directors. All the Directors jointly and severally accept full responsibility for the accuracy of the information contained in this Composite Document (other than information relating to the terms and conditions of the Offers and the Offeror), and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this Composite Document (other than those relating to the terms and conditions of the Offers and the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this Composite Document (other than those relating to the terms and conditions of the Offers and the Offeror), the omission of which would make any such statement contained in this Composite Document misleading.

The information in this Composite Document relating to the Offeror, the terms and conditions of the Offers and the Offeror's intentions regarding the Group have been supplied by the Offeror. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this Composite Document (other than those relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this Composite Document (other than those relating to the Group) have been arrived at after due and careful consideration and there are no other material facts not contained in this Composite Document (other than those relating to the Group), the omission of which would make any statement contained in this Composite Document misleading.

2. CORPORATE INFORMATION ON THE COMPANY

The Company was incorporated in Bermuda with limited liability. Its registered office is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and its head office and principal place of business in Hong Kong is at 24/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

3. SHARE CAPITAL OF THE COMPANY

(a) Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:		*US$*
5,000,000,000	ordinary shares of US$ 0.01 each	50,000,000.00
Issued and fully paid:		
3,188,833,003	ordinary shares of US$0.01 each	31,888,330.03

As at the Latest Practicable Date, no new Shares have been issued by the Company since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up). All of the Shares currently in issue rank pari passu in all respects including, in particular, as to dividends, voting rights and capital.

(b) Options

The Company adopted the employee share option scheme on 24 May 2004 to enable the Directors to grant options to eligible participants, including executive Directors, of the Company to subscribe for Share.

Details of the outstanding Options of the Company as at the Latest Practicable Date were as follows:

	Share options outstanding as at the Latest Practicable Date	Share options exercise price *(HK$)*	Market price at date of grant *(HK$)*	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors							
Manuel V. Pangilinan	31,800,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Non-executive Directors							
His Excellency Albert F. del Rosario	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Independent non-executive Directors							
Graham L. Pickles	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen *(GBS, CBE, JP)*	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Senior Executives	32,286,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Total	131,746,000						

As at the Latest Practicable Date, the Company had 131,746,000 outstanding Options involving 131,746,000 Shares, of which 2,840,000 Options were owned by the Offeror and its Concert Parties. Save for these, the Company does not have any outstanding warrants or options or other securities carrying rights of conversion into or exchange or subscription for Shares.

(c) Listing

The Shares are listed and traded on the Stock Exchange. No part of the issued share capital of the Company is listed or dealt in, nor is any listing of or permission to deal in the Shares being or proposed to be sought on, any other stock exchange. The Shares are also available in the United States through American Depositary Receipts.

4. DISCLOSURE OF INTERESTS

(a) Directors' interests and short positions in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of SFO), which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of SFO); or (ii) to be entered in the register referred to therein pursuant to Section 352 of SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange; or (iv) to be disclosed in this Composite Document pursuant to the requirements of the Takeovers Code, were as follows:

(a) Long positions in shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963[c] *(see Note 1)*	44.48	–
Manuel V. Pangilinan	6,026,759[p]	0.19	31,800,000
Edward A. Tortorici	13,132,129[p]	0.41	31,800,000
Robert C. Nicholson	–	–	24,500,000
His Excellency Albert F. del Rosario	–	–	2,840,000
Benny S. Santoso	–	–	2,840,000
Graham L. Pickles	–	–	2,840,000
Edward K. Y. Chen *GBS, CBE, JP*	–	–	2,840,000

[c] = Corporate interest, [p] = Personal interest

Note 1: Mr. Anthoni Salim owns 100% of FPIL (BVI) which, in turn, is interested in 628,296,599 shares in the Company. Mr. Anthoni Salim also owns 56.8% of FPIL (Liberia) which, in turn, is interested in 790,229,364 shares in the Company.

The remaining 43.2% interest in FPIL (Liberia) is owned as to 30.0% by Mr. Sutanto Djuhar, 10.0% by Mr. Tedy Djuhar and 3.2% by Mr. Ibrahim Risjad, all of whom are Directors.

(b) Long positions in shares in associated corporations

- Manuel V. Pangilinan owned 15,048,064 common shares(p) in Metro Pacific, 195,362 common shares(p) in PLDT and 360 preferred shares(p) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,500,000 common shares(p) in Pilipino Telephone Corporation.

- Edward A. Tortorici owned 16,741,348 common shares(p) in Metro Pacific and 104,874 common shares(p) in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(c) in Indofood.

- Tedy Djuhar owned 15,520,335 ordinary shares(c) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(p) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(p) in Indofood.

- Albert F. del Rosario owned 100,025 common shares(p) in PLDT, 1,560 preferred shares(p) in PLDT, 32,231,970 preferred shares(p) in Prime Media Holdings, Inc. ("PMH") as nominee for another person, 4 common shares(p) in PMH as beneficial owner, 100 common shares(p) in Negros Navigation Co., Inc., 4,922 common shares(p) in Costa de Madera Corporation, 19,999 common shares(p) in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share(p) in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares(p) in Metro Pacific Land Holdings Inc., and 80,000 common shares(p) in Metro Strategic Infrastructure Holdings, Inc.

(p) = Personal interest, (c) = Corporate interest

As at the Latest Practicable Date, save as disclosed above, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (i) were required to be notified to the Company

and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and Stock Exchange.

(b) Interests and short positions of substantial Shareholders in the securities of the Company

Save as disclosed below, as at the Latest Practicable Date, the Company had not been notified of any other person (other than the Directors or the chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, so far as is known to the Directors or the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, have an interest or short position in the shares of the Company and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(a) FPIL (Liberia), which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 Shares as at the Latest Practicable Date, representing approximately 24.78 percent of the Company's issued share capital at that date. FPIL (Liberia) is owned by the Chairman (Anthoni Salim) and three non-executive Directors (Sutanto Djuhar; Tedy Djuhar and Ibrahim Risjad), in the proportions specified in Note 1 on page 139. Mr. Anthoni Salim is taken to be interested in the Shares owned by FPIL (Liberia).

(b) FPIL (BVI), which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 Shares as at the Latest Practicable Date, representing approximately 19.70 percent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL (BVI) and, accordingly, is taken to be interested in the Shares owned by FPIL (BVI).

(c) Brandes Investment Partners, LP ("Brandes"), a U. S. company, notified the Company that it held 415,082,387 Shares in April 2006, representing approximately 13.02 percent of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from Brandes of any change to such holding.

(d) Marathon Asset Management Limited ("Marathon"), a U.K. incorporated company, notified the Company that it held 204,709,173 Shares in November 2005, representing approximately 6.42 percent of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

(e) Deutsche Bank Aktiengesellschaft ("DBA"), a Germany incorporated company, notified the Company that it held 176,524,000 Shares (long position) in March 2006, representing approximately 5.54 percent of the Company's issued share capital, as well as 14,571,000 Shares (short position), representing approximately 0.46 percent of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from DBA of any change to such holding.

(c) Interests in the Offeror

As at the Latest Practicable Date, the Offeror was wholly-owned by Mr. Anthoni Salim, the Chairman of the Company. Save as aforesaid, none of the Company and the Directors were interested in or owned or controlled any shares, convertible securities, warrants, options or derivatives of the Offeror as at the Latest Practicable Date.

(d) Other interests in the Company

As at the Latest Practicable Date,

(i) save as disclosed in section 4(a) and (b) in this appendix, none of the Offeror, the directors of the Offeror, its Concert Parties, and the Directors were interested in or owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company;

(ii) there was no agreement or arrangement between any Director and any other person which was conditional on or dependent upon the outcome of the Offers or otherwise connected with the Offers;

(iii) no agreement, arrangement or understanding (including any compensation arrangement) existed between the Offeror or any person acting in concert with it and any Director, recent Directors, Shareholders or recent Shareholders having any connection with or dependence upon the Offers;

(iv) none of the subsidiaries of the Company and pension fund of the Company or of a subsidiary of the Company owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company;

(v) no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or with any person who was an associate of the Company by virtue of classes (1), (2), (3) or (4) of the definition of associate under the Takeovers Code or with the Offeror or any person acting in concert with it;

(vi) no Shares, convertible securities, warrants, options or derivatives of the Company was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with the Company;

(vii) no person prior to the posting of this Composite Document had irrevocably committed himself or herself to accept or reject the Offers;

(viii) none of the advisers to the Company as specified in class (2) of the definition of associate under the Takeovers Code (excluding exempt principal traders) owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company; and

(ix) none of the Directors (other than Mr. Anthoni Salim) intend in respect of their own beneficial shareholding, if any, to accept the Offers.

5. DEALINGS IN SECURITIES

(a) Save for the Acquisitions, none of the Offeror, its directors, or its Concert Parties had dealt for value in any securities of the Company during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date;

(b) neither the Company nor any of its Directors had dealt for value in the securities of the Offeror and none of the Directors had dealt for value in the securities of the Company during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date;

(c) no subsidiary of the Company, nor any pension fund of the Company or any of its subsidiaries, nor any of the professional advisers named under the section headed "Consents" in this Appendix nor any adviser to the Company as specified in class (2) of the definition of "associate" in the Takeovers Code had dealt for value in any securities in the Company during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date;

(d) no persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or with any person who is an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of "associate" in the Takeovers Code had dealt for value in any securities in the Company during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date;

(e) no persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Offeror or its Concert Parties had dealt for value in any securities in the Company during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date; and

(f) no fund managers (other than exempted fund managers) who managed funds on a discretionary basis or connected with the Company had dealt for value in any securities in the Company during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date.

6. MARKET PRICES

(a) The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date, were HK$3.85 per Share on 8 May 2006 and HK$2.475 per Share on 27 October 2005, respectively.

(b) The table below sets out the closing prices of the Shares as quoted on the Stock Exchange on the last trading day of each of the calendar months during the period commencing 6 months immediately preceding the date of the Joint Announcement on which trading of the Shares took place:

Date	**Closing Price** *HK$*
31 October 2005	2.525
30 November 2005	2.900
30 December 2005	3.000
27 January 2006	3.000
28 February 2006	2.775
31 March 2006	2.875
27 April 2006*	3.250

* *Trading of the Shares has been suspended on 28 April 2006 pending on the release of the announcement in relation to the Offers.*

(c) The closing price of the Shares as quoted on the Stock Exchange on the Last Trading Day was HK$3.25 per Share.

(d) The closing price of the Shares as quoted on the Stock Exchange on the Latest Practicable Date was HK$3.825 per Share.

7. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

8. MATERIAL CONTRACTS

In the period commencing two years immediately preceding the date of the Joint Announcement and up to the Latest Practicable Date, only the following contracts that are or may be material, not being contracts entered into in the ordinary course of business, were entered into by the Company or its subsidiaries.

(a) The subscription agreement dated 12 January 2005 made between the Company, FPF and UBS AG in respect of the issue of US$199 million (HK$1,552.2 million) zero coupon guaranteed exchangeable notes due 2010 at par (the "Notes").

(b) The trust deed dated 18 January 2005 made between the Company, FPF, The Hongkong and Shanghai Banking Corporation Limited and Larouge B.V. ("Larouge") constituting the Notes.

(c) The International Securities Lenders Association Global Master Securities Lending Agreement dated 18 January 2005 made between Larouge and UBS Limited ("UBS") pursuant to which Larouge and UBS have entered into a master agreement relating to stock lending arrangements with respect to certain shares held by the Group in PLDT forming the initial exchange property, with the intention that certain of the shares held by the Group in PLDT forming the initial exchange property be made available to investors in the Notes pursuant to stock lending arrangements with UBS.

(d) The share purchase agreement dated 9 November 2005 and entered into between Cirio Finanziaria S.p.A. in Amministrazione Straordinaria, Del Monte Holdings Limited ("Del Monte") (as the Seller) and the Company, in respect of the acquisition of the 428,570,000 shares of Del Monte at a consideration of US$163,628,026 by the Company or a wholly owned subsidiary (the proposed acquisition did not proceed to completion as the pre-emption condition was not satisfied).

(e) The co-operation agreement dated 31 January 2006 by and among PLDT, the Company, Metro Pacific, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge, Metro Pacific Assets Holdings, Inc., NTT Communications Corporation and NTT Docomo, Inc.

9. SERVICE CONTRACTS

Mr. Tortorici has a service contract with the Company expiring on 31 December 2007. The amount of fixed remuneration payable under the contract, excluding arrangements for pension payments, is currently US$1,035,000 per annum, payable in arrears over 12 months at the rate of US$86,250 per month.

The amounts of any variable remuneration payable under the contract include annual discretionary bonus equal to 0% to 50% of the base annual fee, participation in the share option scheme of the Company adopted on 24 May 2004 as well as any other perquisites and benefits customarily provided to senior executive officers of the Company. Upon the

expiration of Mr. Tortorici's employment, he will be granted an augmented retirement benefit calculated based on two months' pay for every completed year of full time service to the Company, starting from August 1987.

Save as disclosed above, none of the Directors has any existing or proposed service contract with any member of the Group which (i) have been entered into or amended within 6 months before the commencement of the offer period (including both continuous and fixed term contracts); (ii) are continuous contracts with a notice period of 12 months or more; and (iii) are fixed term contracts with more than 12 months to run irrespective of the notice period.

10. CONSENTS

Each of CIMB-GK and Somerley Limited has given and has not withdrawn its written consent to the issue of this Composite Document with the inclusion herein of its letter and/or references to its name, in the form and context in which they appear.

11. QUALIFICATIONS

The following are the qualifications of the experts who have given opinions or advice which are contained or referred to in this Composite Document:

Name	Qualification
CIMB-GK	a corporation licensed to conduct types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO
Somerley Limited	a corporation licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

12. GENERAL

(a) As at the Latest Practicable Date, no benefit (other than statutory compensation) would be given to any Director as compensation for loss of office or otherwise in connection with the Offers.

(b) As at the Latest Practicable Date, there is no material contract to which the Offeror is a party in which any Director has a material personal interest save for the Acquisitions.

(c) As at the Latest Practicable Date, there is no agreement or arrangement to which the Offeror is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition to the Offers.

(d) As at the Latest Practicable Date, save for the pledge of Shares as collaterals for the loan facility granted to the Offeror, no agreement, arrangement or understanding has been entered into by the Offeror, the directors of the Offeror or its Concert Parties for the transfer, charge or pledged by any of them to any other person of any Shares acquired pursuant to the Share Offer.

(e) The registered office of the Offeror is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(f) The directors of the Offeror are Messrs. Anthoni Salim, Benny Santoso (a non-executive Director) and Alamsah Suhardi. The beneficial owner of the Offeror is Mr. Anthoni Salim, with address at 24/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(g) The registered office of CIMB-GK, the financial adviser to the Offeror, is at 25/F, Central Tower, 28 Queen's Road Central, Hong Kong.

(h) The registered office of Somerley Limited, the independent financial adviser to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders is at Suite 2201, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central , Hong Kong.

(i) The Chairman of the Company is Mr. Anthoni Salim, the executive Directors are Messrs. Manuel V. Pangilinan, Edward A. Tortorici and Robert C. Nicholson, the independent non-executive Directors are Professor Edward K. Y. Chen (GBS, CBE, JP), Mr. Graham L. Pickles and Mr. David W. C. Tang (OBE, Chevalier de L'Ordre des Arts et des Lettres) and the non-executive Directors are His Excellency Albert F. del Rosario, Messrs. Sutanto Djuhar, Tedy Djuhur, Ibrahim Risjad and Benny S. Santoso.

(j) The secretary of the Company is Ms. Nancy L.M. Li, BA, FCS, FCIS.

(k) The English text of this Composite Document and the Forms of Acceptance shall prevail over the Chinese text in the case of inconsistency.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection between 9:00 a.m. and 5:00 p.m. from Monday to Friday and from 9:00 a.m. to 1:00 p.m. on Saturday (except for public holidays) at the principal office of the Company at 24/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong while the Offers remain open:

(a) the memorandum of association and bye-laws of the Company;

(b) the memorandum and articles of association of the Offeror;

(c) the annual report of the Company for the two years ended 31 December 2005;

(d) the letter from CIMB-GK as set out on pages 15 to 25 of this Composite Document;

(e) letter from the Independent Board Committee as set out on pages 26 to 27 of this Composite Document;

(f) the facility agreement dated 28 April 2006 entered into, among others, Bumiputra-Commerce Bank Berhad, Hong Kong Branch and the Guarantor regarding the granting of the stand-by facility of US$75 million to purchase the Shares or Options tendered as acceptances under the Offers;

(g) the underwriting agreement dated 28 April 2006 entered into amongst the Offeror, the Guarantor and CIMB-GK with regard to when the Share Offer becomes unconditional to underwrite the Underwritten Shares;

(h) the letter from Somerley Limited as set out on pages 28 to 49 of this Composite Document;

(i) the written consents from the experts referred to in the paragraph headed "Consents" in this Appendix;

(j) the material contracts referred to in the paragraph headed "Material Contracts" in this Appendix; and

(k) the service contract referred to in the section headed "Service contracts" in this Appendix.

Copies of these documents will be available for inspection on the Company's website at www.firstpacco.com and on the website of the SFC at www.sfc.hk while the Offers remain open.

(d) 聯昌國際函件，全文載於本綜合文件第15至25頁；

(e) 獨立董事委員會之函件，全文載於本綜合文件第26至27頁；

(f) Bumiputra-Commerce Bank Berhad香港分行與保證人於二零零六年四月二十八日訂立的融通額協議，內容有關授出75,000,000美元之備用融通額以收購接納收購建議之股份或購股權；

(g) 收購人、保證人及聯昌國際就股份收購建議成為無條件時包銷包銷股份而於二零零六年四月二十八日訂立之包銷協議；

(h) 新百利有限公司函件，全文載於本綜合文件第28至49頁；

(i) 本附錄「同意書」一節所述之專家同意書；

(j) 本附錄「重大合約」一節所述之重大合約；及

(k) 本附錄「服務合約」一節所述之服務合約。

上述文件亦會在收購建議仍可供接納期間於本公司網頁www.firstpacco.com及證監會網頁www.sfc.hk上可供查閱。

(d) 於最後可行日期，除作為授予收購人之貸款融資之抵押品之證券質押外，收購人、收購人董事或其一致行動人士概無就彼等任何一者向任何其他人士轉讓、抵押或質押根據股份收購建議購入之任何股份訂立協議、安排或諒解。

(e) 收購人之註冊辦事處為P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands。

(f) 收購人之董事為林逢生先生、謝宗宣先生（非執行董事）及Alamsah Suhardi先生。收購人之實益擁有人為林逢生先生，其地址為香港中環康樂廣場八號交易廣場第二座二十四樓。

(g) 收購人之財務顧問聯昌國際之註冊辦事處位於香港皇后大道中二十八號中匯大廈二十五樓。

(h) 獨立董事委員會、獨立股東及獨立購股權持有人之獨立財務顧問新百利有限公司之註冊辦事處位於香港中環金融街八號國際金融中心二期二十二樓二二零一室。

(i) 本公司主席為林逢生先生，執行董事為彭澤倫先生、唐勵治先生及黎高信先生，獨立非執行董事為陳坤耀教授（金紫荊星章、CBE、太平紳士）、Graham L. Pickles先生及鄧永鏘先生（OBE、Chevalier de L'Ordre des Arts et des Lettres），非執行董事則為Albert F. del Rosario大使、林文鏡先生、林宏修先生、Ibrahim Risjad及謝宗宣先生。

(j) 本公司之公司秘書為李麗雯女士，其持有文學學士學位，並為英國公司秘書公會及香港公司秘書公會之資深會員。

(k) 本綜合文件及接納表格之中英文本如有歧異，概以英文本為準。

13. 備查文件

下列文件在收購建議仍可供接納期間（星期一至星期五，由上午九時正至下午五時正，以及於星期六由上午九時正至下午一時正（公眾假期除外））內，於本公司之主要營業地點（地址為香港中環康樂廣場八號交易廣場第二座二十四樓）可供查閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 收購人之公司組織章程大綱及公司細則；

(c) 本公司截至二零零五年十二月三十一日止兩個年度之年報；

司高級行政人員的額外補貼及福利。於唐勵治先生的受聘期屆滿後，彼將獲給予額外退任福利，此乃按自一九八七年八月起，每個於本公司全職服務的完整年度的兩個月的薪酬計算。

除上述者外，概無任何董事與本集團任何附屬公司存有已訂立或擬訂立任何存有已服務合約，而該等合約為(i)於收購建議期開始前六個月內訂立或修訂（包括持續及固定年期之合約）；(ii)持續合約，需要十二個月或以上期限通知；或(iii)固定年期合約，除期限通知外尚超過十二個月之有效期。

10. 同意書

聯昌國際及新百利有限公司已各自發出同意書，同意本綜合文件之刊行並以其所載之形式及涵義轉載其之函件及／或引述其之名稱，且迄今並無撤回同意書。

11. 資歷

以下為曾發表本綜合文件所載或引述意見或建議之專家之資歷：

名稱	資歷
聯昌國際	根據證券及期貨條例進行第1類（證券交易）、第4類（就證券作出意見）及第6類（就企業融資作出意見）受規管活動之持牌機構
新百利有限公司	根據證券及期貨條例進行第1類（證券交易）、第4類（就證券作出意見）、第6類（就企業融資作出意見）及第9類（資產管理）受規管活動之持牌機構

12. 一般資料

(a) 於最後可行日期，董事就收購建議將不獲任何離職保償或其他方面賠償之利益（不包括法定賠償）。

(b) 於最後可行日期，除收購事項外，收購人概無訂立董事於其中擁有重大個人權益之任何重大合約。

(c) 於最後可行日期，收購人並無訂立任何協議或安排，乃關於其可以或不得對收購建議施加或尋求施加一項條件之情況。

8. 重大合約

於聯合公告日期前兩年起及直至最後可行日期為止期間，僅以下合約是由本公司或其附屬公司簽訂而屬重大合約或可能屬重大合約（非日常業務運作中訂立之合約）：

(a) 本公司、FPF及瑞銀投資銀行於二零零五年一月十二日簽訂之認購協議，內容有關發行按面值一億九千九百萬美元（十五億五千二百二十萬港元）之零息有擔保可轉換票據（「票據」），該等票據將於二零一零年到期。

(b) 本公司、FPF、香港上海匯豐銀行有限公司及Larouge B.V.（「Larouge」）於二零零五年一月十八日簽訂就組成票據而訂立之信托契約。

(c) Larouge與UBS Limited（「UBS」）於二零零五年一月十八日簽訂之國際證券借貸商會全球主要證券借貸協議。據此，Larouge已與UBS就構成最初轉換資產之若干本集團持有之PLDT股份之借貸安排簽訂主要協議，目的為根據與UBS訂立之證券借貸協議，可將若干構成最初轉換資產之本集團持有之PLDT股份提供予票據投資者。

(d) Cirio Finanziaria S.p.A. in Amministrazione Straordinaria、Del Monte Holdings Limited（「Del Monte」，其為賣方）及本公司就本公司或其全資附屬公司以代價163,628,026美元收購428,570,000股Del Monte股份於二零零五年十一月九日簽訂之購股協議（因尚未達成先決條件，故擬議收購並未完成）。

(e) PLDT、本公司、Metro Pacific、Metro Asia Link Holdings, Inc.、Metro Pacific Resources, Inc.、Larouge、Metro Pacific Assets Holdings, Inc.、NTT Communications Corporation及NTT Docomo, Inc.於二零零六年一月三十一日簽訂之合作協議。

9. 服務合約

唐勵治先生與本公司訂有服務合約，合約於二零零七年十二月三十一日屆滿。根據合約應付之固定酬金金額（不包括退休金安排），目前為每年1,035,000美元。酬金須分12個月支付，以每月月底支付86,250美元方式進行。

根據合約應付的任何浮動酬金金額包括相等於基本年度袍金0%-50%的年度酌情花紅、參與本公司於二零零四年五月二十四日採納的購股權計劃及任何其他提供予本公

(e) 與收購人或其一致行動人士訂有收購守則第22條註釋8所述性質之任何安排之人士概無於聯合公告日期前六個月起至最後可行日期止期間買賣本公司之證券以換取有值代價；及

(f) 概無按全權委托管理基金或與本公司有關連之基金經理（獲豁免基金經理除外）於聯合公告日期前六個月起至最後可行日期止期間買賣本公司之證券以換取有值代價。

6. 市價

(a) 於聯合公告日期前六個月起至最後可行日期止期間，股份在聯交所所報之最高及最低收市價分別為二零零六年五月八日之每股股份3.85港元及二零零五年十月二十七日之每股股份2.475港元。

(b) 下表載列於聯合公告日期前六個月前開始之期間之每個曆月有股份交易之最後交易日在聯交所所報之每股收市價：

日期	收市價 *港元*
二零零五年十月三十一日	2.525
二零零五年十一月三十日	2.900
二零零五年十二月三十日	3.000
二零零六年一月二十七日	3.000
二零零六年二月二十八日	2.775
二零零六年三月三十一日	2.875
二零零六年四月二十七日*	3.250

* *股份之買賣已於二零零六年四月二十八日暫停，以待有關收購建議之公佈刊發*

(c) 股份於最後交易日在聯交所所報之收市價為每股股份3.25港元。

(d) 股份於最後可行日期在聯交所所報之收市價為每股股份3.825港元。

7. 訴訟

於最後可行日期，本集團之成員公司概無牽涉任何重大之訴訟或仲裁，而就董事所知，本集團之成員公司亦沒有面對任何尚未了結或對其構成威脅的重大候審訴訟或索償要求。

(v) 概無任何人士與本公司或屬收購守則聯繫人士定義第(1)、(2)、(3)或(4)類之本公司聯繫人士或收購人或其一致行動人士訂立收購守則第22條註釋8所述性質之任何安排；

(vi) 與本公司有關連之基金經理（獲豁免基金經理除外）並無按全權委托管理本公司任何股份、可換股證券、認股權證、購股權或衍生工具；

(vii) 概無任何人士於本綜合文件寄發前不可撤回地承諾接納或拒絕接納收購建議；

(viii) 概無屬收購守則聯繫人士之定義第(2)類所指定本公司之顧問（但不包括獲豁免自營買賣商）於本公司擁有或控制任何股份、可換股證券、認股權證、購股權或衍生工具；及

(ix) 概無董事（林逢生先生除外）擬就其本身之實益持股量（如有）接納收購建議。

5. 證券買賣

(a) 除收購事項外，收購人、其董事或其一致行動人士於聯合公告日期前六個月起至最後可行日期止期間，概無買賣本公司任何證券以換取有值代價；

(b) 於聯合公告日期前六個月起至最後可行日期止期間，本公司或其任何董事概無買賣收購人之證券以換取有值代價，且概無董事買賣本公司之證券以換取有值代價；

(c) 本公司附屬公司、或本公司或其附屬公司之任何退休基金、或名列本附錄「同意書」一節之任何專業顧問、或屬收購守則「聯繫人士」之定義第(2)類所指定本公司之顧問概無於聯合公告日期前六個月起至最後可行日期止期間買賣本公司之證券以換取有值代價；

(d) 與本公司或屬收購守則「聯繫人士」定義第(1)、(2)、(3)及(4)類之本公司聯繫人士訂有收購守則第22條註釋8所述性質之任何安排之人士概無於聯合公告日期前六個月起至最後可行日期止期間買賣本公司之證券以換取有值代價；

(d) Marathon Asset Management Limited(「Marathon」)(一間於英國註冊成立之公司)通知本公司,其於二零零五年十一月持有204,709,173股股份,佔本公司已發行股本約6.42%。於最後可行日期,本公司並無接獲Marathon於本公司股權變動之其他通知。

(e) Deutsche Bank Aktiengesellschaft(「DBA」)(一間於德國註冊成立之公司)通知本公司,其於二零零六年三月持有176,524,000股股份之好倉,佔本公司已發行股本約5.54%;並持有14,571,000股股份之淡倉,佔於本公司已發行股本約0.46%。於最後可行日期,本公司並無接獲DBA於本公司股權變動之其他通知。

(c) 收購人之權益

於最後可行日期,收購人由本公司主席林逢生先生全資擁有。除上述外,於最後可行日期,本公司及董事概無擁有或控制收購人之任何股份、可換股證券、認股權證、購股權或衍生工具或於其中擁有權益。

(d) 本公司之其他權益

於最後可行日期,

(i) 除本附錄中第4(a)及(b)節所披露者外,概無收購人、收購人之董事、其一致行動人士及董事擁有或控制本公司任何股份、可換股證券、認股權證、購股權或衍生工具或於其中擁有權益;

(ii) 董事及任何其他人士並無訂立任何以收購建議之結果為附帶條件或取決於收購建議之結果或另行與收購建議相關之協議或安排;

(iii) 收購人或其任何一致行動人士並無與任何與收購建議有任何關連或取決於收購建議之董事、近期董事、股東或近期股東訂立任何協議、安排或諒解(包括任何賠償安排);

(iv) 概無本公司之附屬公司、及本公司或其附屬公司之任何退休基金於本公司擁有或控制任何股份、可換股證券、認股權證、購股權或衍生工具;

及期貨條例第XV部第7及8分部知會本公司及聯交所;或(ii)須遵照證券及期貨條例第352條被列入該條所述之登記冊內;或(iii)須按上市發行人董事進行證券交易的標準守則知會本公司及聯交所之好倉及淡倉權益。

(b)　**主要股東於本公司證券之權益及淡倉**

除下文所披露外,於最後可行日期,本公司並未獲悉有任何其他人士(本公司董事或行政總監除外)於本公司股份及相關股份擁有權益或淡倉而須記入本公司根據證券及期貨條例第336條存置之登記冊內。

就本公司董事或行政總監所知,於最後可行日期,下列人士(本公司董事或行政總監除外)為須根據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司股份或本公司相關股份的權益或淡倉,或直接或間接擁有於任何情況下在本集團任何其他成員公司股東大會投票之任何類別股本面值10%或以上權益:

(a)　FPIL (Liberia),該公司在利比里亞共和國註冊成立。於最後可行日期,FPIL (Liberia)實益擁有790,229,364股股份,佔當日本公司已發行股本約24.78%。FPIL (Liberia)由本公司的主席(林逢生)、三位非執行董事(林文鏡、林宏修及Ibrahim Risjad)擁有,各人所佔之權益已列示於第139頁之附註1內。林逢生先生被視為擁有FPIL (Liberia)所持股份之權益。

(b)　FPIL (BVI),該公司在英屬維爾京群島註冊成立。於最後可行日期,FPIL-BVI實益擁有628,296,599股股份,佔當日本公司已發行股本約19.70%。本公司的主席林逢生擁有FPIL (BVI)全部已發行股本之實益權益,因此被視為擁有FPIL (BVI)所持股份的權益。

(c)　美國公司Brandes Investment Partners, LP(「Brandes」)通知本公司,其於二零零六年四月持有415,082,387股股份,佔本公司已發行股本約13.02%。於最後可行日期,本公司並無接獲Brandes於本公司股權變動之其他通知。

附註1： 林逢生先生全資擁有FPIL (BVI)，而FPIL (BVI)則擁有628,296,599股本公司股份之權益。林逢生先生亦擁有FPIL (Liberia)之56.8%，而FPIL (Liberia)則擁有790,229,364股本公司股份之權益。

FPIL (Liberia)其餘43.2%權益分別由林文鏡先生、林宏修先生及Ibrahim Risjad先生擁有30.0%、10.0%及3.2%，彼等均為董事。

(b) 於相聯法團股份好倉

- 彭澤倫擁有15,048,064股Metro Pacific之普通股(p)、以實益擁有人身份擁有195,362股PLDT之普通股(p)及360股PLDT優先股(p)；並以代理人身份代表另一位人士持有15,417股PLDT普通股，以及3,500,000股Pilipino Telephone Corporation之普通股(p)。

- 唐勵治擁有16,741,348股Metro Pacific之普通股(p)及104,874股PLDT之普通股(p)。

- 林文鏡擁有15,520,335股Indofood之普通股(c)。

- 林宏修擁有15,520,335股Indofood之普通股(c)。

- Ibrahim Risjad擁有6,406,180股Indofood之普通股(p)。

- 林逢生擁有632,370股Indofood之普通股(p)。

- Albert F. del Rosario擁有100,025股PLDT之普通股(p)、1,560股PLDT之優先股(p)、以代理人身份代表另一位人士持有32,231,970股Prime Media Holdings, Inc.（「PMH」）之優先股(p)、以實益擁有人身份擁有4股PMH之普通股(p)、100股Negros Navigation Co., Inc.之普通股(p)、4,922股Costa de Madera Corporation之普通股(p)、以實益擁有人身份擁有19,999股FPD Savills Consultancy Philippines, Inc.之普通股(p)、以若干信託受益人身份擁有1股FPD Savills Consultancy Philippines, Inc.之普通股(p)、15,000股Metro Pacific Land Holdings Inc.之普通股(p)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(p)。

(p)=個人權益，(c)=法團權益

除上文披露者外，於最後可行日期，概無本公司董事及行政總監於本公司或任何相聯法團（定義見證券及期貨條例）之股份、股票衍生工具相關股份及債券中，擁有或被視作擁有：(i)須遵照證券

(c) 上市

股份於聯交所上市及買賣。本公司之已發行股本概無於任何其他交易所上市或買賣，而本公司現時並無尋求亦無意尋求股份於任何其他交易所上市或獲准買賣。股份亦以美國預託證券方式在美國買賣。

4. 權益披露

(a) 董事擁有本公司及其相聯法團之證券之權益及淡倉

於最後可行日期，董事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)遵照證券及期貨條例第352條被列入該條所指之登記冊內；或(iii)根據上市規則所載上市發行人董事進行證券交易的標準守則知會本公司及聯交所；或(iv)根據收購守則之規定須於本綜合文件中披露之權益或淡倉如下：

(a) 於本公司股份好倉

姓名	普通股	約佔已發行股本之百分比(%)	普通股購股權
林逢生	1,418,525,963[c] *（見附註1）*	44.48	–
彭澤倫	6,026,759[p]	0.19	31,800,000
唐勵治	13,132,129[p]	0.41	31,800,000
黎高信	–	–	24,500,000
Albert F. del Rosario大使	–	–	2,840,000
謝宗宣	–	–	2,840,000
Graham L. Pickles	–	–	2,840,000
陳坤耀，*金紫荊星章、CBE、太平紳士*	–	–	2,840,000

[c] = *法團權益*，[p] = *個人權益*

於最後可行日期，本公司自二零零五年十二月三十一日（即本公司最近期刊發之經審核賬目之編製日期）以來並無發行任何新股份。所有現已發行股份彼此在各方面（特別是包括股息、投票權及股本方面）均享有同等權益。

(b) 購股權

本公司於二零零四年五月二十四日採納僱員購股權計劃，董事可據此向本公司及其附屬公司之合資格參與者（包括執行董事)授出購股權以認購股份。

本公司於最後可行日期之尚未行使購股權細節如下：

	最後可行日期所持購股權	購股權行使價 *(港元)*	於授出日期之市價 *(港元)*	授出日期	最後賦予權利日期	行使期始自	行使期結束
執行董事							
彭澤倫	31,800,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
唐勵治	31,800,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
黎高信	24,500,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
非執行董事							
Albert F.del Rosario大使	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
謝宗宣	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
獨立非執行董事							
Graham L. Pickles	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
陳坤耀 *(金紫荊星章、CBE、太平紳士)*	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
高級行政人員	32,286,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
總計	131,746,000						

於最後可行日期，本公司有涉及131,746,000股股份之131,746,000份購股權，其中2,840,000份尚未行使購股權由收購人及其一致行動人士擁有。除此以外，本公司概無附有權利可兑換為或交換或認購股份之未行使認股權證或購股權或其他證券。

1. 責任聲明

本綜合文件內有關本集團之資料乃由董事提供。各董事願就本綜合文件所載資料（不包括有關收購建議之條款及條件以及收購人之資料）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本綜合文件所載意見（不包括有關收購建議之條款及條件以及收購人之意見）乃經審慎周詳考慮後始行發表，且本綜合文件並無遺漏任何其他事實（不包括有關收購建議之條款及條件以及收購人之事實），致使本綜合文件所載任何聲明產生誤導。

本綜合文件內有關收購人、收購建議條款及條件以及收購人就本集團之意向之資料乃由收購人提供。收購人之董事願就本綜合文件所載資料（不包括有關本集團之資料）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本綜合文件所載意見（不包括有關本集團之意見）乃經審慎周詳考慮後始行發表，且本綜合文件並無遺漏任何其他事實（不包括有關本集團之事實），致使本綜合文件所載任何聲明產生誤導。

2. 本公司之公司資料

本公司乃於百慕達註冊成立之有限公司。其註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而香港總辦事處及主要營業地點位於香港中環康樂廣場八號交易廣場第二座二十四樓。

3. 本公司之股本

(a) 法定及已發行股本

於最後可行日期，本公司之法定及已發行股本如下：

法定：		*美元*
5,000,000,000	股每股面值0.01美元之普通股	50,000,000.00
已發行及繳足：		
3,188,833,003	股每股面值0.01美元之普通股	31,888,330.03

除上述者或本綜合文件另有披露者外，以及除集團內負債外，本集團於二零零六年三月三十一日營業時間結束時並無任何未償還之任何已發出或同意發出之借貸資本、銀行透支、貸款或其他類似債項、承兑負債或承兑信貸、債券、按揭、抵押、融資租約或租購合約、擔保或其他重大或有負債。

5. 債項

於二零零六年三月三十一日，本集團之未償還借貸約8,943,600,000港元。該等借貸包括已抵押銀行貸款約547,800,000,000港元、無抵押銀行貸款約2,224,500,000港元、已抵押其他貸款約905,200,000港元及無抵押其他貸款約5,266,100,000港元。

已抵押銀行及其他貸款以本集團賬面值達344,200,000港元之物業及設備、存貨、應收款項及可供出售資產、本集團於Indofood之51.5%權益及於PLDT之1.7%權益作抵押。

其他貸款包括已抵押債券839,300,000港元、無抵押債券4,520,700,000港元（如下文所述）、無抵押信託收據貸款約633,500,000港元及其他。本集團於二零零六年三月三十一日所持有之債券由以下各項組成：

(a) 由CAB Holdings Limited（「CAB」）（一間本公司全資擁有之附屬公司）發行之107,600,000美元（839,300,000港元）債券，該等債券之利率按8.25%計算，每半年付息，於二零零六年七月二十九日到期，以本集團由CAB持有之Indofood51.5%權益作抵押，並由本公司擔保（限於若干限制及條件下）；

(b) 由First Pacific Finance Limited（「FPF」）（一間本公司全資擁有之附屬公司））發行196,800,000美元（1,535,000,000港元）於二零一零年一月十八日到期之五年期零息可轉換票據。可轉換票據乃FPF之無抵押承擔，由本公司提供無條件及不可撤回之擔保；

(c) 由Indofood全資擁有之一間附屬公司發行142,100,000美元（1,108,400,000港元）之五年期歐元債券，附票息率為10.375%，每半年付息，並於二零零七年六月到期；

(d) 由Indofood發行一萬二千億印尼盾（1,042,800,000港元）之印尼盾債券，附票息率為13.5%，每季付息，並於二零零八年六月到期；及

(e) 由Indofood發行一萬億印尼盾（834,500,000港元）之印尼盾債券，附票息率為12.5%，每季付息，並於二零零九年七月到期。

於二零零六年三月三十一日，本集團並無任何重大或有負債。

外幣對港元之兌換價乃以二零零六年三月三十一日營業時間結束時之流通匯率計算。

Metro Pacific Corporation（「Metro Pacific」）

Metro Pacific是一家以菲律賓馬尼拉為基地的控股公司，並於菲律賓證券交易所上市。Metro Pacific的業務包括與地產業務有關的Landco Pacific Corporation及Pacific Plaza Towers，以及菲律賓當地之航運公司Negros Navigation Co., Inc.。

類別	:	地產及運輸
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	一百八十六億
所持已發行股份性質	:	每股面值1披索之普通股
經濟權益／投票權權益	:	75.5%

有關Metro Pacific的進一步資料可瀏覽www.metropacific.com

Level Up! International Holdings Pte Ltd（「Level Up」）

Level Up為菲律賓、巴西及印度網絡遊戲發行商之先鋒及翹楚。網絡遊戲為全球視像遊戲業中發展迅速的一環。而Level Up專注於新興市場拓展網絡遊戲業務。

類別	:	網絡遊戲
註冊成立／經營地點	:	新加坡／菲律賓、巴西及印度
已發行股份數量	:	四十一萬三千八百六十九
所持已發行股份性質	:	每股面值8美元之普通股
經濟權益／投票權權益	:	25.0%

有關Level Up的進一步資料可瀏覽www.levelupgames.com

4. 重大變動

如本集團二零零五年經審核綜合財務報表附註39(C) 所披露（其全文載於本附錄）有關二零零五年十二月三十一日後事項及Metro Pacific為籌措新資本之資本結構調整及重組計劃，本集團計劃於建議供股中參與最多約791,000,000披索或15,000,000美元。

除以上所述及除可能由於購股權負債價值增加或減少而引致於本集團財務報表錄得的潛在會計虧損或溢利，該購股權負債與PLDT股份價格變動有很大的相關性，其蘊含於賬面值為199,000,000美元及可換成PLDT股份的可轉換票據內。董事並不知悉自二零零五年十二月三十一日（編製本集團經審核綜合財務報表之最遲日期）本集團財務或貿易狀況或前景有任何重大變動。

3. 於二零零五年十二月三十一日之主要投資摘要

Philippine Long Distance Telephone Company（「PLDT」）

PLDT是一家於菲律賓具市場領導地位之電訊服務供應商，其普通股於菲律賓證券交易所上市，並以美國預託證券方式在紐約證券交易所上市。PLDT透過其三大業務部門提供全面之電訊服務，包括無線（主要透過其全資擁有附屬公司Smart Communications, Inc.）、固線（主要透過PLDT）及資訊及通訊科技（主要透過其全資擁有附屬公司ePLDT）。PLDT於菲律賓已建立最廣闊之光纖骨幹、流動電話、固線電話及人造衛星網絡。

類別	:	電訊
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	一億八千八十萬
所持已發行股份性質	:	每股面值5披索之普通股
經濟權益／投票權權益	:	23.9%／30.5%

有關PLDT的進一步資料可瀏覽www.pldt.com.ph

PT Indofood Sukses Makmur Tbk（「Indofood」）

Indofood為印尼首屈一指的加工食品公司，為其客戶提供全面食品方案。Indofood以雅加達為基地，並於雅加達及泗水證券交易所上市。Indofood透過其四大主要業務部門提供眾多類別的食品：Bogasari（麵粉及意大利麵食）、品牌消費品（麵食、食品調味料、零食以及營養及特別食品）、食油及油脂（種植園、食油、植物牛油及起酥油）及分銷。以生產量計算，Indofood被視為全球最大之即食麵製造商之一，亦為印尼最大之磨粉商。以單一地點生產量計算，Indofood於雅加達之磨粉廠是全球最大磨粉廠之一。Indofood於印尼亦擁有龐大分銷網絡。

類別	:	消費性食品
註冊成立／經營地點	:	印尼
已發行股份數量	:	九十四億
所持已發行股份性質	:	每股面值100印尼盾之股份
經濟權益／投票權權益	:	51.5%

有關Indofood的進一步資料可瀏覽www.indofood.co.id

(C) 於二零零六年三月二十七日，Metro Pacific宣布進行一項三階段資本重整及重組計劃，最終向現有股東及第三方策略投資者籌措約二十七億披索（五千九十萬美元）之新資金。計劃預期於二零零六年九月完成。

40. 比較數字

誠如附註2(B)所闡釋，於本年度，由於採納多項新訂及經修訂之香港財務報告準則，會計處理法及財務報表之若干項目及呈列方式已就符合新規定而作出修訂。因此，已作出若干去年及年初結餘調整，而若干比較數字已重新分類及重新列示，以符合本年度之呈報方式及會計處理法。

41. 財務報表批准

財務報表已於二零零六年三月三十一日獲董事會批准，並授權發布。

就本集團其他金融資產（包括現金及現金等值項目）所產生信貸風險而言，本集團面對之信貸風除為交易對方無法履行責任，最大風險為該等工具之賬面值。

本集團並無重大信貸風險集中情況。

(C) **流動資金風險**

本集團透過維持充足現金及可於市場出售之證券以及按適量之承諾信貸融資取得資金管理其流動資金組合，以應付其資本開支及償還到期債務。

本集團定期評估其預計及實際現金流量資料，並持續評估金融市場狀況物色進行集資活動之機會。此等集資活動可能包括銀行貸款、債務資本及股本市場。

(D) **公平價值及現金流量利率風險**

本集團之利率風險來自借貸。本集團因按浮息授出之借貸面對現金流量利率風險。本集團因按定息授出之借貸面對公平價值利率風險。於二零零五年十二月三十一日，本集團之64.6%借貸為定息借貸。

本集團投資定息債券／債務證券之價值因市場利率變動而有所波動，其公平價值變動於本集團權益內確認。由於本集團並無重大浮息金融資產，本集團之營運現金流量大致上不受市場利率變動之影響。

39. 結算日後事項

(A) 繼本公司日期為二零零六年一月十八日之公布，本集團繼續購入PLDT股份。於二零零六年一月至三月期間，本集團以總代價四千四百五十萬美元購入PLDT合共一百三十萬股股份，相當於PLDT已發行普通股總額約0.7%。因此，本集團於PLDT之經濟及投票權權益分別增至24.5%及31.2%。

(B) 於二零零六年一月三十一日，NTT DoCoMo, Inc. (DoCoMo)同意以總代價五百二十一億三百萬日圓（約相當於四億四千萬美元）向NTT Communications, Inc. (NTT Com)購入12,633,486股PLDT 普通股，相當於PLDT已發行普通股總額約7%。NTT Com將保持PLDT 12,633,487股普通股，因此，仍以相同持有7% PLDT之股本而作為其主要股東。

於二零零六年一月三十一日，本公司及其若干集團成員公司與PLDT、DoCoMo及NTT Com簽訂合作協議，修訂與各方之現有合約及股權安排。收購股份及其他業務安排將於DoCoMo、PLDT及Smart取得若干許可權及批准後生效。

Smart及DoCoMo已同意合作，於菲律賓推出及發展3G服務。Smart將獨家為Smart用戶推出DoCoMo流動電話互聯網服務(i-mode)。DoCoMo將就Smart於GPRS及W-CDMA網絡經營i-mode服務而提供專業知識、技術及專利權。

於二零零六年三月十四日，NTT Com已完成實際轉讓12,633,486股PLDT普通股予DoCoMo。

38. 財務風險管理

本集團之主要金融工具（衍生工具除外）包括銀行貸款及其他計息貸款以及現金及短期定期存款。該等金融工具之主要目的為就本集團業務籌集資金。本集團具有應收賬款及應付賬項等多項其他金融資產及負債，乃直接因其營運產生。

本集團亦訂有衍生工具交易，主要包括利率掉期及外匯合約，目的為管理本集團營運及融資來源而產生之利率及貨幣風險。

本集團現時及於年內之政策一直為不予買賣金融工具。

本集團金融工具產生之主要風險為市場風險（包括貨幣風險及價格風險）、信貸風險、流動資金風險及公平價值與現金流量利率風險。本公司之董事會檢討及同意管理上述各風險之政策，概述如下。本集團有關衍生工具之會計政策載於財務報表附註2(E)(s)。

(A) 市場風險

(a) 貨幣風險

本集團管理由未來商業交易產生之外匯風險、確認資產及負債，並改善投資及現金流量規劃。除自然對沖外，本集團訂立及進行外匯合約，以管理其業務及交易所產生之匯率風險以及貨幣換算風險，並減低及／或管理匯率變動對本集團營運業績及現金流量之負面影響。然而，本集團上述衍生工具並不符合香港會計準則第39號條文下有效對沖之定義並因而無被指定為須作相應會計處理之有效對沖項目。

(b) 價格風險

本集團面對商品價格風險，特別是用以生產本集團產品之小麥及棕櫚油等原材料之價格，須視乎市場供求水平以及全球經濟環境而定。本集團亦因若干附屬公司就管理其商品價格波動風險所用遠期商品合約之公平價值變動而面對商品價格風險，有關公平價值變動直接於溢利及虧損中確認。該等遠期商品合約並不符合香港會計準則第39號條文下有效對沖之定義並因而無被指定須作相應會計處理之有效對沖項目。

(B) 信貸風險

就消費性食品業務，本集團就授客戶之信貸面對信貸風險，惟已制定政策確保產品批發予具合適信貸記錄之信譽良好客戶。本集團政策為對所有擬按信貸條款買賣之所有客戶作信貸核實程序。本集團具有政策限制就任何特定客戶之信貸風險，如要求分銷商取得銀行擔保。就地產業務，轉讓物業業權於全數支付購買價後生效。此外，本集團持續監察應收款項結餘，以減低本集團就壞賬之風險。

(E) 於日常商業運作情況下，Indofood與若干聯營公司及聯號公司進行貿易交易。此等交易主要與三林家族有關，均是透過直接及／或共同擁有股份權益及共同管理。林逢生先生為本公司之主席及大股東，亦為Indofood之總裁董事兼行政總監。

以下已披露所有與有關連人士進行的重大交易（不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行）。

交易性質 **截至12月31日止年度**	**綜合賬** 2005 *百萬美元*	 2004 *百萬美元*
損益計算表項目		
出售製成品		
一予聯營公司	40.2	52.6
一予聯號公司	33.3	23.7
購買原材料		
一由聯營公司	25.9	15.8
一由聯號公司	5.5	9.8
管理及技術服務費收入及特許權收入		
一由聯營公司	0.4	0.2
一由聯號公司	3.1	2.1
租金開支		
一予聯號公司	1.4	3.1
運輸及抽運服務開支		
一予聯號公司	1.0	1.6

Indofood約4%（二零零四年：4%）之銷售額及2%（二零零四年：2%）之採購額是與此等有關連公司交易的。

結算性質 **12月31日結算**	**綜合賬** 2005 *百萬美元*	 2004 *百萬美元*
資產負債表項目		
應收賬款－貿易		
一由聯營公司	0.1	6.8
一由聯號公司	4.8	4.6
應收賬款－非貿易		
一由聯營公司	0.1	3.8
一由聯號公司	5.9	4.3
長期應收賬款		
一由聯營公司	—	4.7
應付賬款－貿易		
一予聯營公司	6.4	2.5
一予聯號公司	1.2	1.2

上述若干Indofood有關連人士交易亦構成上市規則第14A章所界定持續關連交易。

(F) 年內本集團主要管理人員之報酬詳情載於財務報表附註36(C)。

根據新計劃授出的每份購股權行使價將由Metro Pacific董事以絕對酌情權釐定，惟於任何情況下不能低於以下之最高者：(i)一或多手Metro Pacific股份於有關購股權授出日期在菲律賓證券交易所之收市價；(ii)一或多手Metro Pacific股份於緊接有關購股權授出日期前五個營業日在菲律賓證券交易所之平均收市價；或(iii) Metro Pacific股票的面值。

年內，並無按Metro Pacific購股權計劃授出或行使任何購股權。

37. 有關連人士交易

本集團於年內進行之主要有關連人士交易披露如下：

(A) 於二零零五年十二月三十一日，Mcrae Investment Limited（一間本公司全資擁有之附屬公司）應收Metro Pacific一筆餘額為數七億九千三百萬披索（一千四百九十萬美元）（二零零四年十二月三十一日：七億九千三百萬披索或一千四百一十萬美元）之款項。該筆款項為免息、有抵押及須於一年內還款。

(B) 於二零零四年十二月三十一日，Metro Pacific Resources, Inc. (MPRI)（一間本公司擁有100%經濟權益之附屬公司）與Metro Pacific簽訂認購協議，並於二零零五年一月及六月認購分兩批發行款額共四億五千萬披索（八百萬美元）之1-C系列優先股。

(C) 於二零零五年八月，MPRI向Metro Pacific墊支六千一百萬披索（一百一十萬美元），作為向Metro Pacific提供現金資源應付一般營運資金所需。該筆款項為免息、無抵押及須於一年內償還。

(D) ALBV（一間本公司全資擁有之附屬公司）與Smart（一間PLDT全資擁有之附屬公司）有一項技術性支援協議。按此協議，自二零零四年二月二十三日起ALBV為Smart提供一項四年期的技術支援服務，以及協助流動電話電訊服務的營運及維修服務，此協議可在雙方同意下再延續。此協議規定技術服務收費須按季支付，並相等於Smart綜合收入淨額之1%（二零零四年：1%）。

此外，ALBV現時與Smart亦有一項由一九九九年一月一日開始的二十五年期服務協議。此協議將於到期日自動失效，除非雙方同意延續。按此協議，ALBV為Smart就購買資本設備及與國際供應商洽商、安排國際融資及其他相關服務並與推動相類似服務的目標提供意見及協助。為期二十五年之服務協議費用已被支付。

截至二零零五年十二月三十一日年內，此等安排之費用總額為五億六千七百萬披索（一千三十萬美元）（二零零四年：五億七百萬披索或九百萬美元）。於二零零五年十二月三十一日，ALBV就此等技術性支援協議的應收賬款為一億九千四百萬披索（三百七十萬美元）（二零零四年：二億六千七百萬披索或四百八十萬美元）。

(b) Metro Pacific之購股權計劃細節

METRO PACIFIC	於2005年1月1日所持購股權	年內被註銷之購股權	於2005年12月31日所持購股權	購股權行使價 (披索)	於授出日期之市價 (披索)	授出日期	行使期始自	行使期結束
高級行政人員	5,027,259	(5,027,259)	–	1.91	2.37	1995年4月16日	1996年4月	2005年4月
	3,990,000	(3,990,000)	–	1.91	2.37	1995年8月1日	1996年8月	2005年8月
	315,684	–	315,684	3.46	3.57	1997年8月1日	1997年8月	2007年8月
總數	9,332,943	(9,017,259)	315,684					

於一九九零年五月十五日，Metro Pacific通過一項購股權計劃（舊計劃），讓其董事確認合資格行政人員身分後可酌情邀請Metro Pacific行政人員接受Metro Pacific的購股權以致獲得Metro Pacific之擁有權益，作為長期受僱之鼓勵。此計劃於一九九零年五月十五日起生效。此計劃將無限期生效。

所授予的購股權相應股份數目，最高不能超過Metro Pacific已發行股本10%，但不包括隨時透過行使購股權而發行的股份。於二零零五年十二月三十一日，按Metro Pacific購股權計劃授出的購股權中可發行的股數為315,684股，代表Metro Pacific於該日已發行股本少於0.01%。根據是項計劃向任何一位參與者授出的購股權，其最高認購股數（包括根據之前向此參與者授出之購股權而已發行及可發行的股份），不能超過建議向此參與者授予購股權當日，Metro Pacific可發行之最高股份總數的30%。

每份購股權的行使價將由Metro Pacific董事以絕對酌情權釐定，但在任何情況下不能低於(i)股份於緊接有關購股權授出當日之前二十個交易日在菲律賓證券交易所的正式平均收市價；或(ii)股票的面值。

於二零零五年八月十二日，Metro Pacific股東批准一項新購股權計劃（新計劃），據此，Metro Pacific董事可於確認合資格行政人員身分後，酌情邀請Metro Pacific之行政人員接受Metro Pacific的購股權以致獲得Metro Pacific之擁有權益，以作為長期受僱之鼓勵。新計劃之有效期為十年，並於二零零五年八月十二日起生效。

根據新計劃所授予的購股權相應股份數目，最高不能超過Metro Pacific不時之已發行股本減根據舊計劃尚未行使購股權數目之10%。採納新計劃後，不得根據舊計劃進一步授出購股權。於任何十二個月期間內向任何一名合資格參與者（不論是否已為購股權持有人）授出及將予授出的購股權倘獲行使時可能發行之股份總數，不得超過有關時間Metro Pacific已發行股份數目的1%。

董事可絕對酌情釐定各授出購股權之行使價，惟於任何情況下不得低於下列最高者：(i)本公司股份於授出日期在聯交所每日報價表所示之收市價；(ii)本公司股份在緊接授出日期前五個交易日在聯交所每日報價表所示之平均收市價；及(iii)本公司股份於授出日期之面值。根據計劃之條款，購股權可於接納日期起直至到期日止任何時間內行使，惟須受董事所訂立有關賦予之任何其他限制所限。所有根據計劃而至今尚未行使之購股權於行使時須受若干限制，包括禁止於接納購股權日期起計一年內行使購股權。於行使期結束日期前到期或被註銷之購股權將從購股權名冊中被刪除。

於二零零四年六月一日，本公司根據計劃授出134,586,000份購股權。由華信惠悅顧問有限公司按二項式期權定價模式計算之已授出購股權之平均公平價值為0.849港元或所有授出之購股權總價值為一千四百六十萬美元。所採用的假設如下：

授出日期股份價	1.76港元
行使價	1.76港元
預計波幅（根據相當於所授出購股權平均 預計年期之本公司股份歷史波幅）	55%
購股權年期	10年
預計股息收益率	每年1%
無風險平均利率（根據香港證券交易所基金票據）	每年4.06%

計及董事及高級行政人員預計流失率及提早行使購股權之可能性後，所授出購股權之平均預計年期為6.61年。提早行使購股權乃假設購股權持有人將於股價最少高於行使價75%時行使購股權。

釐定根據本公司計劃授出之購股權估計價值所用之二項式期權定價模式，原用作估計可全面轉讓及買賣之購股權之公平價值。該購股權定價模式須計入極度主觀假設，包括預期股價波幅。由於本公司之購股權與該等可供買賣之購股權之性質有重大差別，主觀假設之任何變動均可能對已授出購股權之估計價值造成重大影響。

本集團有關已授出購股權之會計政策詳情載於財務報表附註2(E)(p)(III)。

(D) 購股權

於二零零五年十二月三十一日本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

(a) *本公司之購股權計劃細節*

本公司	於2005年1月1日所持購股權	年內授出之購股權	於2005年12月31日所持購股權	購股權行使價 *(港元)*	於授出日期之市價 *(港元)*	行使期間之市價 *(港元)*	授出日期	最後賦予權利日期	行使期始自	行使期結束
執行董事										
彭澤倫	31,800,000	–	31,800,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
唐鵬治	31,800,000	–	31,800,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
黎高信	24,500,000	–	24,500,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
非執行董事										
Albert F.del Rosario大使	2,840,000	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
謝宗宣	2,840,000	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
獨立非執行董事										
Graham L. Pickles	2,840,000	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
陳坤耀 *(金紫荊星章、CBE、太平紳士)*	2,840,000	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
鄧永鏘 *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	2,840,000	(2,840,000)	–	1.76	1.76	2.65至2.70	2004年6月1日	2005年6月	2005年6月	–
高級行政人員	32,286,000	–	32,286,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
總計	134,586,000	(2,840,000)	131,746,000							

本公司股東於二零零四年五月二十四日舉行之股東週年大會上通過一項購股權計劃（計劃）。根據計劃，董事可於計劃生效期間任何時間內酌情向本公司董事及高級行政人員授出本公司購股權，作為本公司長期獎勵計劃的一部份。計劃條款已遵照上市規則第17條之規定，並於二零零四年五月二十四日生效。計劃有效期為十年及將於二零一四年五月二十三日到期。

可予授出購股權之最高股份數目：不得超過本公司之已發行股本（不包括隨時行使購股權時所發行之任何股份）之10%。於任何十二個月期間內，根據計劃可向任何一名參與者授出之購股權所涉及股份最高數目限額，不得超過向該參與者建議授出購股權時本公司已發行股份總數之1%。

(B) **高級行政人員酬金**

由於本集團為高級行政人員設立類似的酬金計劃，故本集團高級行政人員的酬金可能高於本公司董事。兩名（二零零四年：兩名）高級行政人員躋身本集團五位最高薪酬僱員之列。其餘三名（二零零四年：三名）五位最高薪酬僱員均為本公司董事。

	2005 *百萬美元*	2004 （重新列示） *百萬美元*
非按表現		
一薪金及福利	0.6	0.6
按表現		
一花紅及長期獎金	0.2	0.2
以權益支付購股權之開支	0.6	0.4
總計	1.4	1.2

下表列示於二零零五年屬於本集團五名最高薪酬僱員之兩名（二零零四年：兩名）高級行政人員之酬金組別。

酬金組別	2005 *人數*	2004 （重新列示） *人數*
509,001美元－573,000美元	—	1
637,001美元－701,000美元	1	1
701,001美元－765,000美元	1	—
總計	2	2

(C) **主要管理人員報酬**

	綜合賬 2005 *百萬美元*	 2004 *百萬美元*
非按表現		
一薪金及福利	11.0	10.3
一退休金供款	1.4	0.4
按表現		
一花紅及長期獎金	3.4	4.4
以權益支付購股權之開支	5.2	4.4
總計	21.0	19.5

董事酬金－2004

	非按表現			以權益支付				2004
				按表現	購股權			(重新列示)
	薪金	其他福利	退休金供款	之款額[i]	之開支	袍金[ii]	酬金[iii]	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
主席								
林逢生	–	–	–	–	–	–	–	–
執行董事								
彭澤倫(常務董事兼行政總監)	1,480	189	76	1,003	939	–	–	3,687
唐勵治	837	128	261	1,169	939	–	–	3,334
黎高信	749	2	1	375	721	–	–	1,848
非執行董事								
Albert F. del Rosario大使	–	26	–	–	165	25	–	216
林文鏡	–	–	–	–	–	–	–	–
林宏修	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
謝宗宣	–	–	–	–	165	–	–	165
獨立非執行董事								
Graham L. Pickles	–	–	–	–	165	55	–	220
陳坤耀(金紫荊星章、CBE、太平紳士)	–	–	–	–	165	55	–	220
鄧永鏘(OBE、Chevalier de L'Ordre des Arts et des Lettres)	–	–	–	–	165	35	77	277
總計	3,066	345	338	2,547	3,424	170	77	9,967

(i) *按表現支付之款額包括花紅及長期獎金。*

(ii) *就出席會議支付。*

(iii) *就向本公司提供顧問服務支付。*

董事酬金總額中包括有關常務董事兼行政總監向PLDT提供服務之八十萬美元(二零零四年：九十萬美元)酬金。此金額由PLDT(一間聯營公司)支付。

(C) 高級人員貸款

於二零零五年及二零零四年，本集團並無向高級人員提供須按照香港公司條例第161B條而須予披露之貸款。

36. 董事及高級行政人員酬金

(A) 董事酬金

下表按個別名稱基準顯示董事酬金。

董事酬金－2005

	非按表現			按表現	以權益支付購股權			2005
	薪金	其他福利	退休金供款	之款額[i]	之開支	袍金[ii]	酬金[iii]	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
主席								
林逢生	435	–	–	–	–	–	–	435
執行董事								
彭澤倫（常務董事兼行政總監）	1,467	210	91	1,008	1,224	–	–	4,000
唐勵治	900	195	1,164	–	1,224	–	–	3,483
黎高信	933	21	2	467	941	–	–	2,364
非執行董事								
Albert F. del Rosario大使	–	–	–	–	119	25	–	144
林文鏡	–	–	–	–	–	–	–	–
林宏修	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
謝宗宣	–	–	–	–	119	–	–	119
獨立非執行董事								
Graham L. Pickles	–	–	–	–	119	65	–	184
陳坤耀（金紫荊星章、CBE、太平紳士）	–	–	–	–	119	55	–	174
鄧永鏘（OBE、Chevalier de L'Ordre des Arts et des Lettres）	–	–	–	–	119	30	77	226
總計	3,735	426	1,257	1,475	3,984	175	77	11,129

計入資產負債表界定福利計劃之虧損金額如下：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
界定福利責任現值	11.0	9.0
計劃資產公平價值	(6.2)	(6.4)
計入資產負債表之負債	4.8	2.6

界定福利負債於本年內的變動如下：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
1月1日結算	2.6	4.2
外匯折算	(0.1)	(0.2)
確認於損益計算表內之退休計劃費用淨額	3.5	1.0
付款	(1.2)	(2.4)
12月31日結算	4.8	2.6

於損益計算表內確認之金額分析如下：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
現有服務成本	0.4	0.4
過往服務成本	3.5	0.5
計劃資產預期回報	(0.5)	(0.7)
年內確認之精算虧損淨額	0.1	0.8
計入僱員酬金總額（包括在行政開支內）	3.5	1.0
計劃資產實質回報	8%	9%

於十二月三十一日之主要精算假設（加權平均數）如下：

	2005	2004
折讓率	11%	9%
計劃資產預期回報	10%	9%
未來薪金增長	7%	6%
未來退休金增長	7%	6%
僱員之平均尚餘工作期（年）	12	12

35. 僱員資料

(A) 酬金

	2005	2004
		（重新列示）
	百萬美元	*百萬美元*
基本薪金	142.1	141.2
花紅	23.4	19.4
實物收益	19.5	21.0
退休金供款	8.4	7.7
以權益支付購股權之開支	5.2	4.4
總計	198.6	193.7
平均僱員人數	47,881	48,110

以上包括董事之酬金。有關董事酬金之披露詳情列載於財務報表附註36(A)。

(B) 退休福利

本集團為約22,001名（二零零四年：24,653名）僱員設立界定供款及界定福利計劃。

(a) 界定供款計劃

本集團為約20,686名（二零零四年：23,469名）僱員設立六個（二零零四年：六個）界定供款計劃。此等計劃之資產由獨立受託人管理，跟集團之資產分開處理。本集團或僱員所作之計劃供款按僱員之薪金及服務年資而釐定，介乎零至10%（二零零四年：零至10%）。根據計劃條款，本集團毋須作出超逾上述供款水平之額外供款。在上述計劃中，其中三個（二零零四年：三個）可利用沒收供款扣減僱主之現行供款金額。二零零五年年內，並沒有動用款項作此用途（二零零四年：零）。於二零零五年十二月三十一日，沒收供款已獲全數動用。

(b) 界定福利計劃

本集團為約1,315名（二零零四年：1,184名）僱員設立四個（二零零四年：兩個）界定福利計劃。此等計劃之其中三個之資產由獨立受託人管理，跟本集團之資產分開處理。福利乃經參考僱員之最終薪酬及服務年資而釐定，以及計劃均已進行獨立估值。此等精算估值乃由PT Jasa Aktuaria Praptasentosa Gunajasa之精算師（印尼精算師協會(Fellow Society of Actuary of Indonesia)及Expert in Life Insurance in Indonesia之會員）及菲律賓精算協會成員公司Actuarial Advisers, Inc.與Orlando J. Manalang先生，FASP按預測單位信貸方法計算。此等計劃之資產並不包括本集團任何金融工具、本集團佔用之物業或使用之其他資產。於二零零五年十二月三十一日，本集團有關其界定福利計劃之資金水平為45.8%（二零零四年：55.3%）。

34. 承擔及或有負債

(A) 資本開支

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
有關附屬公司之承擔：		
已批准但未簽約	15.1	19.1
已簽約但未計提	7.5	9.1
總計	22.6	28.2

本集團之資本開支承擔主要與Indofood購買物業、機器及設備有關。

本公司並沒有資本開支承擔（二零零四年：無）。

(B) 租賃承擔

於二零零五年十二月三十一日，本集團根據不可取消之經營租約須於未來支付之最低租金總額如下。

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
土地及樓宇		
－1年內	3.5	2.1
－2至5年（包括在內）	9.8	7.0
－5年後	4.2	1.0
小計	17.5	10.1
出租廠房及設備及其他		
－1年內	0.5	0.5
－2至5年（包括在內）	1.0	1.3
－5年後	0.2	0.2
小計	1.7	2.0
總計	19.2	12.1

於二零零五年十二月三十一日，本公司並沒有租賃承擔（二零零四年：無）。

(C) 或有負債

於二零零五年十二月三十一日，本集團或本公司均沒有任何重大或有負債（二零零四年：無）。

於二零零五年六月，SIMP按一千七百五十億印尼盾（一千八百五十萬美元）之代價完成收購SIL全部權益。SIL分別於PT Kebun Ganda Prima及PT Citranusa Intisawit擁有全部直接及間接股本權益，兩間公司業務均為於印尼經營棕櫚樹種植園。

於二零零五年十一月，SIMP按代價七百五十億印尼盾（七百七十萬美元）收購橡膠種植園公司KMS 93.4%之權益。

自收購日期後，SIL產生年度虧損五十萬美元而KMS則錄得年度溢利十萬美元（已計入本集團損益計算表）。倘上述所有收購於二零零五年一月一日已進行，本集團截至二零零五年十二月三十一日止年度之營業額及年度溢利將分別為十九億八千七百八十萬美元及一億三千八百八十萬美元。年內收購之附屬公司分別自經營業務及投資活動產生現金開支淨額二十萬美元及三百三十萬美元，並就年內融資活動獲取三百二十萬美元。

(E) 收購可換股債券

現金開支五百二十萬美元為SIMP購入船運公司PT Tahta Bahtera (TB)所發行可換股債券。SIMP已於二零零六年一月將有關債券兌換為TB 90.9%之股本權益。

(F) 增加於附屬公司之投資

現金開支四百九十萬美元為Indofood支付透過收購Bina Makna之可換股債券剩下20%之餘額（相等於四百八十億印尼盾）及收購其餘下少數股東權益以達至增加其於四間從事食油及分銷業務之附屬公司PT Bitung Menado Oil Industry、PT Intiboga Sejahtera、PT Sawitra Oil Grains及PT Indomarco Adi Prima之權益（即約80.0%增至100%）。於二零零四年，Indofood就是項收購作出80%按金（相當於一千九百二十億印尼盾或二千一百四十萬美元），並已計入二零零四年現金流量表，列作收購及增加於附屬公司之投資而作出之按金。二零零四年現金開支之一千六百九十萬美元主要為Indofood就增加於從事食品調味料之附屬公司PT Indosentra Pelangi之權益（70.0%增至92.2%）而作出之款項。

(G) 受限制現金

於二零零五年十二月三十一日，本集團擁有用途受限制之現金四百七十萬美元（二零零四年：九百二十萬美元）。預期該筆四百七十萬美元（二零零四年：四百五十萬美元）現金將於二零零五年十二月三十一日起計一年內全數兌現，並須分類為流動資產。

(H) 主要非現金交易

年內，Metro Pacific已透過轉撥可供出售資產及其他物業資產予債權人以償還約五億披索（九百一十萬美元）之債務。

(D) 收購附屬公司

	Indofood收購Silveron Investments Limited (SIL)及其附屬公司	Indofood收購PT Kebun Mandiri Sejahtera (KMS)	其他	2005 總計	2004 Indofood收購Perfect Wealth Investments Limited及其附屬公司
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
作價					
現金及現金等值項目	1.8	7.7	0.1	9.6	28.4
應收賬款、其他應收款項及預付款項（流動）	16.7	–	–	16.7	–
總計	18.5	7.7	0.1	26.3	28.4
資產淨額					
物業及設備 *（附註12）*	1.7	0.7	0.3	2.7	20.8
種植園 *（附註13）*	13.7	4.4	–	18.1	–
商譽	–	–	–	–	2.1
遞延税項資產 *（附註20）*	0.6	0.7	–	1.3	0.7
其他非流動資產	1.9	–	–	1.9	–
現金及現金等值項目	2.6	0.5	0.3	3.4	2.8
應收賬款、其他應收款項及預付款項（流動）	0.5	4.9	1.8	7.2	8.5
存貨	0.1	0.3	0.8	1.2	5.8
應付賬款、其他應付款項及應計款項	(0.8)	(0.3)	(3.1)	(4.2)	(6.4)
短期債務	(1.1)	–	–	(1.1)	(1.1)
税項撥備	–	–	–	–	(0.6)
長期債務	(1.4)	–	–	(1.4)	–
遞延税項負債 *（附註20）*	(3.7)	–	–	(3.7)	(3.4)
少數股東權益	–	(0.8)	–	(0.8)	(7.7)
按公平價值計算收購時之總資產淨額	14.1	10.4	0.1	24.6	21.5
商譽／（業務合併所得超出成本之餘額） *（附註17）*	4.4	(2.7)	–	1.7	6.9
於綜合現金流量表中現金及現金等值項目之收入／（開支）淨額	0.8	(7.2)	0.2	(6.2)	25.6

本公司的實繳盈餘乃來自本集團於一九八八年的重組行動，並相等於本公司已發行股本面值與所收購附屬公司於收購的總資產淨值之差額。根據百慕達一九八一年公司法案（經修訂），本公司可在符合若干條件的情況下，將實繳盈餘分派予股東。

31. 少數股東權益

集團主要營運公司之少數股東權益分析如下。

	綜合賬	
	2005	2004 （重新列示）
	百萬美元	*百萬美元*
Indofood	296.1	335.6
Metro Pacific	27.8	28.1
總計	323.9	363.7

32. 衍生工具負債

衍生工具負債指FPF所發行可轉換票據內含之期權之公平價值。有關發行可轉換票據之詳情載於附註26(C)(a)。

根據香港財務報告準則第39號，可轉換票據之可轉換期權符合附帶衍生工具之資格。於初次確認後，期權之公平價值一千三百九十萬已被確認，並與債券工具之公平價值分開計算。期權負債之公平價值於二零零五年十二月三十一日按市值基準重新計算為三千九百三十萬美元，主要反映PLDT股價之變動。期權公平價值於二零零五年增加之二千五百四十萬美元並於損益計算表內確認及扣除。

33. 綜合現金流量表附註

(A) 增加於聯營公司之投資

五千七百三十萬美元之現金開支主要為本集團增加於PLDT權益約1.1%所致。

(B) 收購聯營公司

一千七百六十萬美元之現金開支主要為本集團於二零零五年三月收購Level Up 25.0%權益及Indofood成立一間聯營公司所致。

(C) 於收購及增加附屬公司之投資而作出之按金

現金開支一千四百九十萬美元主要為Indofood擁有80%之附屬公司PT Salim Ivomas Pratama (SIMP)就收購PT Sarana Inti Pratama（一間棕櫚樹種植及研究管理公司）所發行可換股債券之按金。二零零四年之現金開支三千九百一十萬美元為Indofood就收購PT Bina Makna Indopratama (Bina Makna)所發行可換股債券及收購兩間棕櫚油種植園公司之按金。

退休金為有關退休計劃及長期服務金的應計負債。

遞延收入為有關Asia Link B.V. (ALBV)(一間本公司全資擁有之附屬公司)對Smart Communications, Inc. (Smart)(一間PLDT全資擁有之附屬公司)就其雙方的一項服務協議(附註37(D))所收之預先繳付服務費用及出售物業所得而尚未確認的毛利。

長期應付賬款為有關Metro Pacific物業發展的估計負債;以及Indofood就物業及設備計入拆卸、遷移及復修之應計成本。

其他主要為有關擔保索償的撥備。

29. 股本

	綜合賬及公司賬	
	2005	2004
	百萬美元	*百萬美元*
法定		
5,000,000,000 (2004: 5,000,000,000)股每股面值1美仙之普通股	50.0	50.0
已發行及繳足		
3,188,833,003 (2004: 3,185,993,003)股每股面值1美仙之普通股	31.9	31.9

年內,二百八十四萬份購股權按每股1.76港元之行使價獲行使,致使二百八十四萬股每股面值1美仙之新普通股以現金總代價為五百萬港元(六十萬美元)獲發行。本公司購股權計劃詳情載於財務報表附註36(D)(a)。

30. 其他儲備

按主要營運公司於本集團匯兌儲備之分析如下:

	綜合賬	
	2005	2004 (重新列示)
	百萬美元	*百萬美元*
PLDT	(29.3)	(50.4)
Indofood	(25.0)	(11.6)
其他	3.4	2.2
總計	(50.9)	(59.8)

於綜合儲備列賬之聯營公司累積儲備分析如下:

	綜合賬	
	2005	2004 (重新列示)
	百萬美元	*百萬美元*
收益儲備	(962.4)	(1,081.7)
匯兌儲備	(29.3)	(50.4)
現金流量對沖之未變現收益	4.0	–
總計	(987.7)	(1,132.1)

(II) 一萬二千億印尼盾(一億二千三百四十萬美元)之印尼盾債券(相當於二零零三年六月發行之本金額一萬五千億印尼盾(一億五千二百六十萬美元)減二零零五年購回債券之面值三千億印尼盾(三千三十萬美元))(二零零四年:一億六千一百五十萬美元),附票息率為13.5%,每季付息,並於二零零八年六月到期;及

(III) 一萬億印尼盾(九千八百八十萬美元)之印尼盾債券(相當於二零零四年七月發行之本金額一萬億印尼盾(一億一百七十萬美元)減二零零五年購回債券之面值二百四十億印尼盾(二百四十萬美元))(二零零四年:一億七百六十萬美元),附票息率為12.5%,每季付息,並於二零零九年七月到期。

(D) 資產抵押

於二零零五年十二月三十一日,總借貸包括有抵押銀行及其他債務一億八千七百五十萬美元(二零零四年:一億八千二百二十萬美元)。該銀行及其他債務乃由本集團賬面淨值相當於四千五百二十萬美元(二零零四年:四千四百八十萬美元)之物業及設備、可供出售資產/投資及存貨以及本集團以分別於Indofood及PLDT之51.5%(二零零四年:51.5%)及1.7%(二零零四年:3.2%)權益作為抵押。

27. 稅項準備

	綜合賬 2005	綜合賬 2004
	百萬美元	*百萬美元*
1月1日結算	26.2	36.8
外匯折算	(1.2)	(4.2)
收購附屬公司	–	0.6
本年度估計應課稅溢利之稅項準備 *(附註7)*	28.9	30.6
轉(往)/自遞延稅項 *(附註20)*	(0.3)	3.9
總計	53.6	67.7
已付稅款	(42.4)	(41.5)
12月31日結算	11.2	26.2

28. 遞延負債及撥備

	退休金	遞延收入	長期應付賬款	其他	綜合賬 總計 2005	綜合賬 總計 2004 (重新列示)
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
1月1日結算	40.9	28.3	39.6	16.4	125.2	129.6
外匯折算	(2.1)	0.1	1.4	0.1	(0.5)	(5.1)
增加	22.5	0.1	5.2	3.1	30.9	9.4
付款及動用	(10.1)	(2.5)	(11.9)	(3.3)	(27.8)	(27.8)
重新分類	–	–	(19.8)	–	(19.8)	19.1
12月31日結算	51.2	26.0	14.5	16.3	108.0	125.2
按以下方式呈列:						
即期部分	1.0	1.3	3.6	9.4	15.3	18.1
非即期部分	50.2	24.7	10.9	6.9	92.7	107.1
總計	51.2	26.0	14.5	16.3	108.0	125.2

公平價值乃按本集團所發行之上市票據及債券之已公佈報價及以借貸息率8.0%至12.5%（二零零四年：7.2%至15.7%）折讓率之預測現金流量為其他定息債務計算所得。本集團浮息債務之賬面值約相當於其公平價值，主要由於其價值經常獲重訂。

短期債務之賬面值約相當於其公平價值。

債務之詳情列載如下：

(A) 短期其他貸款

結存餘額包括由CAB Holdings Limited (CAB)（一間本公司全資擁有之附屬公司）發行之一億七百三十萬美元（二零零四年：一億一千二百六十萬美元）債券（面值為一億八百萬美元（二零零四年：一億一千三百萬美元））。該等債券由CAB於二零零三年七月二十九日發行，總額為一億一千五百萬美元，利率按8.25%計算，每半年付息，本金總額於二零零六年七月二十九日到期，以本集團由CAB持有之Indofood 51.5%（二零零四年：51.5%）權益作抵押，並由本公司擔保（限於若干限制及條件下）。於二零零三年內，本公司的一間全資擁有附屬公司回購面值二百萬美元債券。所回購為數二百萬美元之債券已於二零零四年註銷。於二零零五年，CAB以相等於債券面值之102.875%之金額購回面值五百萬美元之債券，並於年內註銷該等債券。

(B) 長期銀行貸款

結存餘額包括四千九百三十萬美元（面值五千萬美元）之銀行貸款（二零零四年：無），以本集團於PLDT之1.7%權益作抵押，利率以浮動之LIBOR（倫敦銀行同業拆息）為基準計算，並須於二零一二年十一月償還。

(C) 長期其他貸款

結存餘額主要包括由本公司全資附屬公司First Pacific Finance Limited (FPF)所發行之一億九千三百一十萬美元（面值一億九千九百萬美元）可轉換票據（二零零四年：無），以及由Indofood發行之若干債券。

(a) 由FPF發行之可轉換票據概述如下：

於二零零五年一月十八日，本公司透過FPF發行本金總額為一億九千九百萬美元之五年期零息可轉換票據。可轉換票據乃FPF之無抵押承擔，由本公司提供無條件及不可撤回之擔保。

可轉換票據到期前之每年收益率為5.625%。除非先前已被贖回、轉換或購買及註銷，FPF將於二零一零年一月十八日按其本金金額之131.97%贖回可轉換票據。可轉換票據持有人可選擇於可轉換票據滿三週年當日按面值之118.11%認沽可轉換票據。

可轉換票據之初步轉換溢價為21%，即轉換價為每股PLDT股份29.33美元。假設可轉換票據獲全面轉換，可轉換票據將可轉換為PLDT所發行全部普通股約3.8%。

(b) 由Indofood發行之債券概述如下：

(I) 一億五千一百七十萬美元之五年期歐元債券（面值為一億五千三百七十萬美元，相當於二零零二年六月發行之本金額二億八千萬美元減二零零五年購回債券之面值一億二千六百三十萬美元）（二零零四年：二億七千八百六十萬美元），附票息率為10.375%，每半年付息，並於二零零七年六月到期；

本集團債務之到期組合列載如下：

	銀行貸款		其他貸款		綜合賬總計	綜合賬總計
	2005	2004	2005	2004	2005	2004
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
不超過1年	221.3	172.1	123.7	116.8	345.0	288.9
1年以上至2年	0.5	67.0	151.8	115.8	152.3	182.8
2年以上至5年	1.7	15.8	516.9	545.5	518.6	561.3
5年以上	55.7	8.2	17.6	8.9	73.3	17.1
總計	279.2	263.1	810.0	787.0	1,089.2	1,050.1
代表應付金額						
－須於5年內全數償還	223.5	254.9	792.4	778.1	1,015.9	1,033.0
－毋須於5年內全數償還	55.7	8.2	17.6	8.9	73.3	17.1
總計	279.2	263.1	810.0	787.0	1,089.2	1,050.1

債務賬面值乃以下列貨幣列賬：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
印尼盾	542.8	534.7
美元	501.7	465.3
披索	44.7	50.1
總計	1,089.2	1,050.1

按固定及浮動息率分析之債務賬面值之分析列載如下：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
固定息率	703.4	830.0
浮動息率	385.8	220.1
總計	1,089.2	1,050.1

長期債務之賬面值及公平價值列載如下：

	賬面值		公平價值	
	2005	2004	2005	2004
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
銀行貸款	57.9	91.0	60.6	90.3
其他貸款	686.3	670.2	724.1	694.8
總計	744.2	761.2	784.7	785.1

應付貿易賬款之賬齡分析如下：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
0至30日	160.8	121.2
31至60日	1.7	7.4
61至90日	1.3	5.6
超過90日	8.9	10.9
總計	172.7	145.1

預期所有應付賬款、其他應付款項及應計款項將於一年內清償。本集團應付賬款、其他應付款項及應計款項之賬面值約相當於其公平價值。

26. 債務

	實際利率(%)	到期日	*附註*	綜合賬 2005	綜合賬 2004
				百萬美元	*百萬美元*
短期					
銀行貸款	8.9-18.0	2006		221.3	172.1
其他貸款	2.5-13.5	2006	(A)	123.7	116.8
小計				345.0	288.9
長期					
銀行貸款	8.0-18.0	2007-2012	(B)	57.9	91.0
其他貸款	2.5-13.5	2007-2010	(C)	686.3	670.2
小計				744.2	761.2
總計				1,089.2	1,050.1

短期債務結餘包括長期債務之即期部分一億二千四百萬美元（二零零四年：一億五千四百七十萬美元）。

(A) 於二零零五年十二月三十一日之持作待售物業包括Metro Pacific集團持有之主要持作待售物業如下：

菲律賓地區	集團之經濟權益 (%)	總發展面積約數 (平方米)[i]	類別	階段	估計落成日期
Laguna (Escudero)	23.4	4,000,000	F	策劃中	–
八打雁之Costa de Madera, San Juan	34.7	3,720,000	R, Ro	策劃中	–
Lakewood, Cabanatuan	5.3	3,036,358	R	施工中	2007
八打雁之Batulao	75.5	2,107,050	R	策劃中	–
Calasiao, Pangasinan	31.0	1,860,000	R	策劃中	–
八打雁之Calatagan	23.4	618,217	R, Ro	施工中	2011
八打雁之Lemery	38.5	604,643	F	施工中	2006
八打雁之Punta Fuego 1	21.2	452,603	R, Ro	施工中	2006
San Pablo, Laguna (Monte Lago)	23.4	330,000	R	施工中	2009
Stonecrest, San Pedro, Laguna	19.6	297,821	R	施工中	2006
宿霧之Talisay	18.9	274,591	R	施工中	2006
Urdaneta, Pangasinan	6.0	254,804	R	施工中	2007
八打雁之Punta Fuego 2	13.6	236,927	R, Ro	施工中	2006
Silang, Cavite (Ponderosa)	22.7	185,064	F	施工中	2006
Nasugbo, Batangas (Lhuiller)	13.6	145,000	R, Ro	施工中	2008
Waterwood, Bulacan	25.7	59,071	R	施工中	2006
Lucena City, Quezon	62.7	40,706	R	已竣工	–
Legaspi City, Albay	18.9	36,505	C	施工中	2008
Nasugbu, Batangas (Amara Condo)	23.4	11,210	H	施工中	2008
八打雁之Punta Fuego 2－擴展部分	13.6	430	F	施工中	2006

R=住宅、F=農地、Ro=渡假村、C=商業、H=酒店

(i)　分拆出售之總面積及劃作公園及公眾休憩用途之土地。

(B) 於二零零五年十二月三十一日，賬面值一千二百六十萬美元（二零零四年：一千一百六十萬美元）之存貨已被用作本集團若干負債之抵押品。

24. 待售非流動資產

該筆金額指由Nenaco持有並計劃於二零零六年出售之兩艘輪船。

25. 應付賬款、其他應付款項及應計款項

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
應付賬款	172.7	145.1
應計款項	44.8	49.7
其他應付款項	61.1	69.5
	278.6	264.3

21. 其他非流動資產

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
未用於業務之資產	36.4	42.0
退稅申索	42.2	34.3
遞延費用	22.1	15.6
採購墊款及訂金	4.2	14.6
貨幣掉期資產淨額	—	130.1
其他	25.9	5.8
總計	130.8	242.4

未用於業務之資產指Indofood若干已收購而尚未用於營運之物業。

退稅申索指Indofood就進口小麥預付之稅款，有關款項可與Indofood之應付企業所得稅作抵扣。

遞延費用主要指有關Indofood租賃土地安排所產生之遞延成本及開支。

採購墊款及訂金主要與Indofood就其原材料採購及資本設備而向供應商及承辦商繳付之款項有關。

貨幣掉期資產淨額於二零零四年十二月三十一日之結存與Indofood之對沖安排有關。該筆金額已於二零零五年三月及四月當Indofood終止有關貨幣掉期合同時被終止確認。

22. 現金及現金等值項目

	綜合賬		公司賬	
	2005	2004	2005	2004
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
銀行及手頭現金	133.2	186.6	26.4	27.0
短期定期存款	162.8	—	162.8	—
總計	296.0	186.6	189.2	27.0

銀行現金按每日銀行存款利率之浮息率計息。短期定期存款為期七日至一個月不等，視乎本集團之即時現金需求，並按短期定期存款之相關息率計息。現金及現金等值項目之賬面值約相當於其公平價值。

23. 存貨

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
原材料	177.2	159.3
在製品	5.6	6.1
製成品	91.0	81.0
持作待售物業	29.2	35.0
總計	303.0	281.4

年內遞延稅項負債之變動如下：

	物業及設備折舊	種植園公平價值之變動	附屬及聯營公司未分派溢利之預扣稅項	其他	綜合賬總計
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
遞延稅項負債					
2005年1月1日結算	(78.5)	(38.4)	(4.1)	9.2	(111.8)
外匯折算	4.3	2.1	–	1.5	7.9
收購附屬公司 *(附註33(D))*	–	–	–	(3.7)	(3.7)
於損益賬（扣除）／計入 *(附註7)*	(4.8)	(3.8)	1.0	2.9	(4.7)
轉撥往／（自）稅項準備 *(附註27)*	–	–	1.4	(0.6)	0.8
重新分類	–	–	–	(2.6)	(2.6)
2005年12月31日結算	(79.0)	(40.1)	(1.7)	6.7	(114.1)

	物業及設備折舊	種植園公平價值之變動	附屬及聯營公司未分派溢利之預扣稅項	其他	綜合賬總計（重新列示）
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
遞延稅項負債					
2004年1月1日結算	(76.2)	(41.9)	(9.3)	8.1	(119.3)
外匯折算	7.0	3.7	–	(1.0)	9.7
收購附屬公司	–	–	–	(3.4)	(3.4)
增加於附屬公司之投資	–	–	–	(0.9)	(0.9)
於損益賬（扣除）／計入 *(附註7)*	(9.3)	(0.2)	4.5	4.9	(0.1)
轉撥往稅項準備 *(附註27)*	–	–	0.7	3.5	4.2
重新分類	–	–	–	(2.0)	(2.0)
2004年12月31日結算	(78.5)	(38.4)	(4.1)	9.2	(111.8)

於二零零五年十二月三十一日，可扣減源自相關公司日後所得稅之有關稅項虧損，非香港稅項虧損為五千五百萬美元（二零零四年：七千三百九十萬美元），香港稅項虧損為三千九百一十萬美元（二零零四年：四千七十萬美元）。非香港稅項虧損可用作抵銷該等公司之未來應課稅溢利，該等虧損可抵銷之年期為產生後之三至五年，而香港稅項虧損可用作無限期抵銷有關公司於產生該等虧損期間之未來應課稅溢利。由於此等虧損由一直錄得虧損之附屬公司所產生，故並無為其確認遞延稅項資產。除此項目外，遞延稅項資產已獲適當確認。

本公司向其股東派付之股息毋須繳付所得稅。

(A) 上市股本投資及債券之公平價值乃按所報市場價值釐定。作為會所債券之非上市投資，其公平價值之估計乃經參考近期市場上交易之價格後釐定。董事相信，經參考市價釐定之估計公平價值（已記錄於可供出售資產之賬面值）以及公平價值之相關變動（直接記錄於本集團之權益）均屬合理，且屬結算日最適用之價值。

(B) 賬面值為三百二十萬美元（二零零四年：九百八十萬美元）之非上市投資已被用作本集團若干銀行融資之抵押品。

20. 遞延稅項

年內遞延稅項資產之變動如下：

	稅項 虧損結轉 *百萬美元*	呆賬準備 *百萬美元*	其他 *百萬美元*	綜合賬總計 *百萬美元*
遞延稅項資產				
2005年1月1日結算	3.7	0.9	1.2	5.8
外匯折算	(0.2)	–	–	(0.2)
收購附屬公司 *（附註33(D)）*	0.1	–	1.2	1.3
於損益賬計入 *（附註7）*	0.6	0.3	6.1	7.0
轉撥往稅項準備 *（附註27）*	–	–	(1.1)	(1.1)
重新分類	–	–	2.6	2.6
2005年12月31日結算	4.2	1.2	10.0	15.4

	稅項 虧損結轉 *百萬美元*	呆賬準備 *百萬美元*	其他 *百萬美元*	綜合賬總計 （重新列示） *百萬美元*
遞延稅項資產				
2004年1月1日結算	6.2	0.9	0.4	7.5
外匯折算	(0.5)	(0.1)	(1.6)	(2.2)
於損益賬（扣除）／計入 *（附註7）*	(2.0)	0.1	0.7	(1.2)
轉撥往稅項準備 *（附註27）*	–	–	(0.3)	(0.3)
重新分類	–	–	2.0	2.0
2004年12月31日結算	3.7	0.9	1.2	5.8

18. 預付土地費用

	綜合賬	
	2005	2004
	百萬美元	*百萬美元* (重新列示)
1月1日結算		
如前公布	–	–
採納香港會計準則第17號之影響 *(附註2(B))*	45.5	47.8
重新列示	45.5	47.8
匯兑折算	(4.0)	(3.8)
增加	–	3.7
年內確認	(4.2)	(2.2)
預付土地費用總額	37.3	45.5
計入應收賬款、其他應收款項及預付款項之即期部分	(2.8)	(4.5)
12月31日結算	34.5	41.0

	2005	2004
	百萬美元	*百萬美元*
海外,按以下年期持有:		
10年至50年之租賃	32.3	44.2
10年內之租賃	5.0	1.3
	37.3	45.5

19. 可供出售資產/投資

	綜合賬	
	2005	2004
	百萬美元	*百萬美元* (重新列示)
上市投資,按公平價值:		
-股本投資-海外	47.5	19.6
-固定利率為14.0%(2004年:14.0%)及於2014年10月1日(2004年:2014年10月1日)到期之債券-海外	0.5	1.8
非上市投資,按成本減減值撥備:		
-股本投資-海外	6.1	11.5
非上市投資,按公平價值:		
-會所債券-香港	1.0	–
總計	55.1	32.9
呈列為:		
非即期部分	2.7	11.5
即期部分	52.4	21.4
總計	55.1	32.9

17. 商譽

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
原值		
1月1日結算		
如前公布	39.4	19.7
採納香港財務報告準則第3號之影響（*附註2(E)(k)(III)*）	(2.9)	–
重新列示	36.5	19.7
匯兑折算	(1.7)	–
增加		
－收購附屬公司（*附註33(D)*）	4.4	6.9
－所收購附屬公司結算	–	2.1
－增加附屬公司投資	–	10.7
重新分類	(6.5)	–
12月31日結算	32.7	39.4
累積攤銷		
1月1日結算		
如前公布	2.9	1.4
採納香港財務報告準則第3號之影響（*附註2(E)(k)(III)*）	(2.9)	–
重新列示	–	1.4
年內攤銷	–	1.5
12月31日結算	–	2.9
賬面淨值12月31日結算	32.7	36.5

(A) 於二零零四年，先前未於綜合儲備撇銷之商譽乃按直線法於其不超過二十年之估計可用年期內攤銷。

(B) 商譽乃根據業務及分部運作之國家分配至本集團之現金產生單位。於二零零五年十二月三十一日及二零零四年十二月三十一日之所有商譽結算金額與Indofood業務有關並計入本集團位於印尼之消費性食品業務分部。

(C) Indofood業務之可收回金額乃按由Indofood高級管理層通過一個涵蓋五年期間之財務預測並以現金流量預測根據使用價值計算方法計算。適用於現金流量預測之折讓率介乎15.3%至18.3%。

16. 應收賬款、其他應收款項及預付款項

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
應收賬款	173.3	170.3
其他應收款項	107.9	184.9
預付款項	17.2	14.0
總計	298.4	369.2
呈列為：		
非即期部分	11.7	9.2
即期部分	286.7	360.0
總計	298.4	369.2

應收賬款、其他應收款項及預付款項即期部分之賬面值約相當於其公平價值。應收賬款、其他應收款項及預付款項之非即期部份之公平價值為九百八十萬美元（二零零四年：九百二十萬美元），此乃根據按現行之加權平均利率13.4%（二零零四年：11.3%）計算折現之現金流量釐定。應收賬款、其他應收款項及預付款項之非即期部分之加權平均有效利率為8.8%（二零零四年：11.3%）。

應收貿易賬款之賬齡分析如下：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
0至30日	148.5	145.5
31至60日	8.8	6.0
61至90日	6.0	12.2
超過90日	10.0	6.6
總計	173.3	170.3

由於集團之應收貿易賬款與大量不同客戶有關，因而並無集中信貸風險。

Indofood給出口顧客六十日付款期及本地顧客平均三十日付款期。Metro Pacific方面，應收有關物業銷售合約賬款按一至五年期以分期形式收取。

(E) 按照香港公認會計準則編製，有關集團主要聯營公司PLDT之附加財務資料如下。

	PLDT	
	2005	2004 (重新列示)
	百萬美元	*百萬美元*
經營業績		
營業額	2,201.3	2,053.7
除稅前溢利	790.4	484.7
除稅後溢利	788.3	392.6
溢利淨額	580.9	393.9
資產淨值		
流動資產	952.4	834.7
長期資產	3,793.9	4,228.5
資產總值	4,746.3	5,063.2
流動負債	(1,067.5)	(1,016.8)
長期負債及撥備	(2,369.3)	(3,200.6)
負債總額	(3,436.8)	(4,217.4)
少數股東權益	(21.9)	(16.1)
12月31日之資產淨值	1,287.6	829.7

(F) PLDT於一九二八年十一月二十八日按菲律賓法例成立，於菲律賓提供電訊服務。PLDT的牌照最初限於五十年期，之後兩次每次延續二十五年，而上一次延續額外二十五年期至二零二八年年底。按其於一九九一年八月二十四日之已修訂牌照，PLDT獲授權可於菲律賓境內及菲律賓與其他國家之間提供任何種類的電訊服務。PLDT按菲律賓電訊管理局法章經營，法章包括(但不限於)批准PLDT提供之主要服務及PLDT的若干收費。

(G) 本集團已終止確認其應佔Prime Media Holdings, Inc.虧損，此乃由於此應佔該聯營公司之虧損已全面對銷本集團於此投資之成本。本集團於本年度及累計應佔該聯營公司之未確認虧損分別為零(二零零四年：十萬美元)及七百九十萬美元(二零零四年：七百九十萬美元)。

(D) Metro Pacific集團對本集團物業及運輸業務分部（參閱附註4）作出貢獻。自二零零一年第四季以來，Metro Pacific集團一直未能履行其債務償還責任。Metro Pacific能否繼續經營視乎多項因素而定，當中包括其償還或重組債務責任之能力、能否進行債務再融資及能否成功推行振興業務及締造足夠現金流量之計劃，以確保業務維持運作及有利可圖。於減債計劃開始後，成功將其母公司之債務責任由二零零一年十二月三十一日之一百一十七億披索（二億二千四十萬美元）減至二零零五年十二月三十一日之七億三千二百萬披索（一千三百八十萬美元）。於二零零五年十二月三十一日之七億三千二百萬披索（一千三百八十萬美元）未償還債務中，五億二千五百萬披索（九百九十萬美元）目前有待落實文件，Metro Pacific預期該筆五億二千五百萬披索（九百九十萬美元）款額將可於二零零六年年底前清付。

Nenaco（一間Metro Pacific擁有99.0%權益之附屬公司）已於二零零四年十月四日就其企業復興計劃獲得馬尼拉地區審訊法院(Manila Regional Trial Court)批准。Nenaco取得有關批准後，將會透過加強市場推廣及經營效率，集中提升盈利能力。

15. 聯營公司

	綜合賬	
	2005	2004 (重新列示)
	百萬美元	*百萬美元*
股份之原值		
一上市	1,324.6	1,266.7
一非上市	44.1	22.0
應佔收購後儲備	(987.7)	(1,132.1)
借予聯營公司之貸款	0.7	12.3
總計	381.7	168.9

(A) 於二零零五年十二月三十一日，上市及非上市投資均處於海外。

(B) 於二零零五年十二月三十一日，上市投資之市場價值為十四億九千五百四十萬美元（二零零四年：十億二百七十萬美元），已收及應收股息淨額為三千八百九十萬美元（二零零四年：無）。

(C) 借予聯營公司之貸款並無抵押、零利息及無固定還款期。借予聯營公司之貸款之賬面值約相當於其公平價值。

(D) 董事會認為對集團業績或資產淨值有重大影響之集團主要聯營公司之詳情載列第132至133頁。

於十二月三十一日油棕櫚樹之實際量度如下：

	綜合賬	
	2005	2004
	公頃	*公頃*
已成熟之種植園	58,064	53,542
未成熟之種植園	3,344	898
總計	61,408	54,440

本集團之種植園主要指由Indofood擁有之油棕櫚樹。該等油棕櫚樹乃專為生產鮮果實串而種植，以供製造天然棕櫚油及橄欖油。種植園之公平價值乃參考天然棕櫚油及橄欖油於市場之預期售價後而釐定。釐定種植園公平價值時作出之重大假設如下：

(A) 假設並無進行全新／重新種植活動。

(B) 油棕櫚樹平均壽命為二十三年，以一個管理妥善之種植系統為基礎，油棕櫚樹生長之首三年為未成熟期，其後二十年為成熟期或具備生產能力。

(C) 油棕櫚樹每公頃產量以印尼棕櫚研究中心之準則為基礎，並隨著油棕櫚樹之平均壽命改變。

(D) 計算折現現金流量時採用折讓率20.5%（二零零四年：21.7%），即Indofood種植園營運之個別資產折讓率。

Indofood種植之油棕櫚樹於二零零五年生產一百三十萬噸（二零零四年：一百四十萬噸）鮮果實串。二零零五年所收割鮮果實串之公平價值於收割時計算，達九千一百三十萬美元（二零零四年：一億一千二百八十萬美元）。

14. 附屬公司

	公司賬	
	2005	2004
	百萬美元	*百萬美元*
非上市股份之原值	1,115.2	1,115.6
減減值撥備	(368.4)	(421.4)
總計	746.8	694.2

本公司之上市附屬公司乃透過中介控股公司持有。

(A) 應收附屬公司款項並無抵押，年利率介乎零至7.0%（二零零四年：年利率介乎零至5.0%）及毋須於一年內償還。本公司應收附屬公司款項之賬面值與其公平價值相若。

(B) 應付附屬公司款項並無抵押，年利率介乎零至8.4%（二零零四年：年利率介乎零至8.4%）及毋須於一年內償還。

(C) 董事會認為對集團業績或資產淨值有重大影響之主要附屬公司之詳情載列於第132至133頁。

	土地及樓宇	機器、設備及輪船	綜合賬總計（重新列示）
	百萬美元	*百萬美元*	*百萬美元*
原值			
2004年1月1日結算	238.1	775.2	1,013.3
外匯折算	(18.6)	(59.6)	(78.2)
添置	16.9	44.0	60.9
收購附屬公司 *(附註33(D))*	8.6	12.2	20.8
出售	(4.6)	(3.7)	(8.3)
2004年12月31日結算	240.4	768.1	1,008.5
累積折舊及減值			
2004年1月1日結算	49.6	291.9	341.5
外匯折算	(4.4)	(26.9)	(31.3)
年內折舊	9.5	43.6	53.1
出售	(0.1)	(2.1)	(2.2)
2004年12月31日結算	54.6	306.5	361.1
賬面淨值2004年12月31日結算	185.8	461.6	647.4

(A) 主要折舊年率：

永久業權土地	無
永久業權樓宇	2.5%至20.0%
租賃土地及樓宇	租約年期或2.5%至20%之較低者
機器、設備及輪船	2.5%至50.0%

(B) 土地及樓宇為香港以外之可永久保有及租賃之物業。

(C) 賬面淨值共二千九百四十萬美元（二零零四年：二千三百四十萬美元）之物業及設備已被用作為若干集團銀行融資的按揭抵押品（附註26（D））。

13. 種植園

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
1月1日結算	147.4	160.0
外匯折算	(8.8)	(14.3)
收購附屬公司 *(附註33(D))*	18.1	—
公平價值變動所產生之收益減估計銷售時之成本淨額	12.3	1.7
12月31日結算	169.0	147.4

公司溢利減虧損減少一百二十萬美元(二零零四年:無)調整及(ii)相等於用於計算每股基本盈利之年內已發行普通股加權平均數三十一億八千六百七十萬股(二零零四年:三十一億八千六百萬股)加上假設年內所有本公司之購股權被視為獲行使而按零代價發行普通股之加權平均數二千八百四十萬股(二零零四年重新列示:無)之股份基礎計算。

由於計及本公司一間全資擁有附屬公司發行之可轉換票據令每股盈利增加,故此,可轉換票據因而對年內每股基本盈利具有反攤薄影響及並無用作計算每股攤薄盈利。

12. 物業及設備

	土地及樓宇	機器、設備及輪船	綜合賬總計
	百萬美元	*百萬美元*	*百萬美元*
原值			
2005年1月1日結算	240.4	768.1	1,008.5
外匯折算	(8.1)	(30.4)	(38.5)
添置	17.0	39.6	56.6
收購附屬公司 *(附註33(D))*	2.7	–	2.7
出售	(6.0)	(15.0)	(21.0)
重新分類	–	3.6	3.6
2005年12月31日結算	246.0	765.9	1,011.9
累積折舊及減值			
2005年1月1日結算	54.6	306.5	361.1
外匯折算	(1.9)	(9.4)	(11.3)
年內折舊	11.0	51.6	62.6
出售	(0.7)	(12.5)	(13.2)
重新分類	–	(10.2)	(10.2)
2005年12月31日結算	63.0	326.0	389.0
賬面淨值2005年12月31日結算	183.0	439.9	622.9

9. 母公司權益持有人應佔溢利

母公司權益持有人應佔溢利包括匯兑及衍生工具虧損淨額一千八百五十萬美元(二零零四年:一千五百九十萬美元)(主要因衍生工具公平價值變動及折算未有對沖以外幣結算之借貸而產生),以及非經常性收益淨額四百三十萬美元(二零零四年:二千三百萬美元)。

匯兑及衍生工具虧損分析

	2005 *百萬美元*	2004 *百萬美元*
匯兑及衍生工具(虧損)/收益		
一附屬公司	(42.0)	(33.4)
一聯營公司	19.0	(5.4)
小計	(23.0)	(38.8)
税項及少數股東權益應佔部分	4.5	22.9
總計	(18.5)	(15.9)

二零零五年之非經常性收益淨額主要包括Indofood就成立一間合營公司所收取之商譽補償四百八十萬美元及Metro Pacific與若干債權人就債務達成協議所作出之一次性調整,部份被因攤薄本集團於PLDT之1.4%權益而錄得之六百三十萬美元虧損所抵銷。二零零四年之非經常性收益淨額主要包括出售Escotel 49%權益所得收益(一千七百一十萬美元)。

截至二零零五年十二月三十一日止年度,母公司權益持有人應佔溢利已包括本公司應佔溢利三億五千八十萬美元(二零零四年重新列示:一億三千三十萬美元),主要由於本公司對附屬公司於PLDT持有之投資價值之減值撥備作出回撥。

10. 普通股股息

	每股普通股(美仙)		百萬美元	
	2005	2004	2005	2004
中期	0.13	−	4.1	−
末期擬派	0.26	−	8.2	−
總計	0.39	−	12.3	−

本年度末期擬派股息須待本公司股東於應屆股東週年大會批准。

11. 每股盈利

每股基本盈利乃按年內母公司權益持有人應佔溢利一億三百萬美元(二零零四年重新列示:一億二千三百九十萬美元),及年內已發行普通股加權平均股數三十一億八千六百七十萬股(二零零四年:三十一億八千六百萬股)計算。

每股攤薄盈利乃按:(i)相當於年內母公司權益持有人應佔溢利一億三百萬美元(二零零四年重新列示:一億二千三百九十萬美元),經假設(a)本公司行使期權以增加其於Level Up之權益及(b)轉換PLDT所發行具攤薄影響之可換股優先股及購股權所導致之應佔聯營

包括於應佔聯營公司溢利減虧損之稅項為一千九百二十萬美元(二零零四年重新列示:二千二百四十萬美元),其分析如下。

	2005 百萬美元	2004 (重新列示) 百萬美元
聯營公司－海外		
本期稅項	38.5	31.7
遞延稅項	(19.3)	(9.3)
總計	19.2	22.4

除稅前溢利乘以適當稅率與綜合損益計算表所示之稅項數額之對賬如下。

	2005		2004 (重新列示)	
	百萬美元	%	百萬美元	%
除稅前溢利(包括一項已終止業務溢利)	165.4		200.1	
以有關國家適用利得稅稅率計算除稅前溢利的名義稅項	73.7	44.6	70.4	35.2
下列各項之稅務影響:				
－不可扣減之開支	2.7	1.6	0.1	—
－應佔聯營公司之溢利減虧損	(51.8)	(31.3)	(34.9)	(17.4)
－毋須繳稅之收入	(0.1)	(0.1)	(6.4)	(3.2)
－其他	2.1	1.3	2.7	1.3
稅項	26.6	16.1	31.9	15.9
應佔部份:				
持續業務	26.6	16.1	31.9	15.9
一項已終止業務	—	—	—	—
	26.6	16.1	31.9	15.9

8. 年內一項已終止業務溢利

二零零四年一項已終止業務溢利指本集團出售其於Escotel(一家於印度經營之公司)全部49%權益後所錄得一千七百一十萬美元之收益,以及本集團應佔Escotel出售前溢利一百七十萬美元。

6. 除稅前溢利

	附註	2005 百萬美元	2004 (重新列示) 百萬美元
除稅前溢利已(扣除)/計入			
出售存貨成本		(1,182.1)	(1,201.5)
僱員酬金	*35(A)*	(198.6)	(193.7)
折舊	*12*	(62.6)	(53.1)
匯兑及衍生工具虧損淨額		(42.0)	(33.4)
提供服務成本		(52.7)	(31.9)
經營租約租金			
一土地及樓宇		(11.8)	(12.7)
一廠房及設備租賃		(0.8)	(1.6)
一其他		–	(6.0)
攤薄一間附屬公司及一間聯營公司權益之虧損		(6.3)	(3.0)
確認預付土地費用		(4.2)	(2.2)
呆賬撥備(已包括於分銷成本內)		(4.8)	(1.4)
核數師酬金			
一核數服務		(1.2)	(1.4)
一其他服務		(0.6)	(0.1)
商譽攤銷(已包括於其他經營開支淨額內)	*17*	–	(1.5)
減持投資之收益淨額		–	11.0
可供出售資產/投資之未變現收益		–	2.2
出售物業及設備之(虧損)/收益		(0.7)	1.8
種植園公平價值變動之收益	*13*	12.3	1.7
出售可供出售資產/投資之已變現收益/(虧損)		5.6	(3.3)
業務合併所得超出成本之餘額確認為收入(已包括於其他經營開支淨額內)		2.7	–
可供出售資產/投資之股息收入		1.0	–

7. 稅項

由於本集團年內於香港並無估計應課稅溢利(二零零四年:無),故並無就香港利得稅作出撥備(二零零四年:無)。香港以外地區應課稅溢利之稅項則按本公司的附屬公司於各營業國家之適用稅率撥備。

	2005 百萬美元	2004 (重新列示) 百萬美元
附屬公司－海外		
本期稅項 *(附註27)*	28.9	30.6
遞延稅項 *(附註20)*	(2.3)	1.3
總計	26.6	31.9

按主要地區市場－2004

	菲律賓 百萬美元	印尼 百萬美元	總公司 百萬美元	2004 (重新列示) 總計 百萬美元
分部收入－營業額	58.8	1,995.8	—	2,054.6
分部資產	122.7	1,796.1	42.3	1,961.1
聯營公司	167.5	1.4	—	168.9
不作分類資產				38.7
資產總值				2,168.7
資本開支	3.5	101.6	—	105.1

5. **借貸成本淨額**

	2005 百萬美元	2004 百萬美元
銀行貸款及其他貸款		
－須於5年內全數償還	113.0	122.1
－毋須於5年內全數償還	2.2	4.5
借貸成本總額	115.2	126.6
減利息收入	(7.9)	(14.7)
借貸成本淨額	107.3	111.9

按主要地區市場－2005

	菲律賓 百萬美元	印尼 百萬美元	其他 百萬美元	總公司 百萬美元	2005 總計 百萬美元
分部收入－營業額	62.7	1,923.4	–	–	1,986.1
分部資產	116.4	1,578.8	–	199.7	1,894.9
聯營公司	363.9	3.5	14.3	–	381.7
不作分類資產					70.5
資產總值					2,347.1
資本開支	6.2	50.4	–	–	56.6

按主要業務活動－2004

	電訊 百萬美元	消費性 食品 百萬美元	地產 及運輸 百萬美元	總公司 百萬美元	2004 （重新列示） 總計 百萬美元
損益計算表					
分部收入－營業額	–	1,995.8	58.8	–	2,054.6
分部業績	–	189.1	34.2	(16.0)	207.3
借貸成本淨額					(111.9)
應佔聯營公司 溢利減虧損	87.8	(1.8)	(0.1)	–	85.9
除稅前溢利					181.3
稅項					(31.9)
年內持續業務溢利					149.4
年內一項已終止 業務溢利					18.8
年內溢利					168.2
資產及負債					
分部資產	–	1,796.1	122.7	42.3	1,961.1
聯營公司	140.7	1.4	26.8	–	168.9
不作分類資產					38.7
資產總值					2,168.7
分部負債	–	229.6	104.7	55.2	389.5
不作分類負債					1,188.1
負債總額					1,577.6
其他資料					
資本開支	–	101.6	3.5	–	105.1
折舊及攤銷	–	53.7	0.9	–	54.6
匯兌及衍生工具 虧損淨額	–	33.1	0.3	–	33.4
其他非現金開支	–	1.4	9.2	7.4	18.0

4. 營業額及分部資料

	2005 *百萬美元*	2004 *百萬美元*
營業額		
出售貨品及物業	1,946.3	2,022.5
提供服務	39.8	32.1
總計	1,986.1	2,054.6

分部資料

分部資料按本集團業務活動及地區市場分部列示如下。以業務活動分部資料作為本集團基本分部呈報方式，因其與本集團所作之營運及財務決策較為相符。本集團主要投資的詳情載於第132至133頁。有關一項已終止業務之詳情載於附註8。

按主要業務活動－2005

	電訊 *百萬美元*	**消費性食品** *百萬美元*	**地產及運輸** *百萬美元*	**總公司** *百萬美元*	**2005總計** *百萬美元*
損益計算表					
分部收入－營業額	–	1,923.4	62.7	–	1,986.1
分部業績	–	164.8	28.8	(58.6)	135.0
借貸成本淨額					(107.3)
應佔聯營公司溢利減虧損	141.8	(4.2)	0.1	–	137.7
除稅前溢利					165.4
稅項					(26.6)
年內溢利					138.8
資產及負債					
分部資產	–	1,578.8	116.4	199.7	1,894.9
聯營公司	364.4	3.5	13.8	–	381.7
不作分類資產					70.5
資產總值					2,347.1
分部負債	–	273.6	56.9	95.4	425.9
不作分類負債					1,214.5
負債總額					1,640.4
其他資料					
資本開支	–	50.4	6.2	–	56.6
折舊	–	57.4	5.2	–	62.6
匯兌及衍生工具虧損淨額	–	16.6	–	25.4	42.0
其他非現金開支	–	2.1	2.7	11.5	16.3

(g)　退休金及其他退休福利

本集團就界定福利之承擔及成本乃按其所選就計算有關金額之精算所用若干假設釐定。該等假設其中包括折讓率、計劃資產預期回報、薪金及退休金水平增加及僱員平均尚餘工作年期。按照香港公認會計準則，實際結果與本集團假設之差異於產生時即時於損益計算表確認。儘管本集團相信其假設屬合理恰當，本集團實際經驗之重大差別或本集團假設之重大變動均可能對其退休金及其他退休承擔構成重大影響。

(h)　所得稅

釐定本集團所得稅撥備時須作出重大估計一般業務過程中有大量難以確定最終稅項之交易及計算。本集團按估計是否須就預計稅務審核事宜繳付額外稅項而確認負債。倘此等事宜之最終稅項與初步記錄之金額有所不同，有關差額將影響作出有關計算期間之所得稅撥備。

(i)　種植園公平價值之計算

香港公認會計準則規定本集團必須就其種植園按公平價值減估計銷售時之成本列賬，當中須作出大量會計估計。公平價值重大部份之計算乃按假設釐定，包括種植園之平均壽命、每公頃產量、種植園面積及折讓率。倘本集團應用其他假設，公平價值變動金額將有所不同。種植園公平價值之任何變動將會直接影響本集團溢利及虧損與權益。

(j)　衍生工具負債

香港公認會計準則規定本集團必須就所發行可轉換票據附帶之購股權按公平價值列賬，當中須作出大量會計估計。公平價值重大部份之計算乃按包括可轉換票據之成交價、有關之PLDT股份之預期波幅及平均市場利率等假設釐定。倘本集團應用其他假設，公平價值變動金額將有所不同。可轉換票據公平價值之任何變動將會直接影響本集團溢利及虧損與權益。

(k)　以權益支付之購股權開支

香港公認會計準則規定本集團必須就本公司及其附屬公司所發行購股權按公平價值列賬，當中須作出大量會計估計。公平價值重大部份之計算乃按包括預期波幅及股息率及平均無風險利率等假設釐定。倘本集團應用其他假設，公平價值變動金額將有所不同。購股權公平價值之任何變動將會直接影響本集團溢利及虧損。

釐定物業及設備以及種植園於購入日期之公平價值時，須予確定預期自持續使用而產生之日後現金流量（即使用價值）及最終出售該等資產，本集團須就此作出可能對綜合財務報表構成重大影響之估計及假設。日後事件或會導致本集團斷定與其中一項收購業務相關之物業及設備以及種植園需被減值。因而產生之減值虧損或會對財政狀況及營運業績構成重大負面影響。

編製估計日後現金流量涉及重大估計。儘管本集團相信其假設屬恰當合理，惟其假設之重大變動或會對其可收回價值之評估構成重大影響，且或會根據香港公認會計準則作出日後額外減值支出。

(c)　遞延稅項資產

本集團於每個資產負債表結算日檢討其賬面值，並於不再可能有足夠應課稅溢利可用以抵銷全部或部份遞延稅項資產時調減遞延稅項資產。然而，並無保證本集團將產生足夠應課稅溢利可用以抵銷全部或部份已確認遞延稅項資產。

(d)　金融資產及負債

香港公認會計準則規定本集團必須按公平價值將其若干金融資產及負債列賬，即須作出大量會計估計。公平價值計量主要部份乃以可核證客觀證據（即匯率及利率）釐定，倘本集團採用其他估值方法，則公平價值變動金額或會有所不同。金融資產及負債公平價值之任何變動均會直接影響本集團之綜合溢利及虧損與權益。

(e)　估計呆賬準備

本集團按兩個方法估計其應收賬款有關之呆賬準備。使用此等方法中任何一項方法計算之金額會合併以釐定其撥備之總額。首先，本集團於得悉若干客戶無法履行其財務承擔時評估特定賬目。於該等情況，本集團按其所得最佳事實及狀況作出判斷，包括但不限於與有關客戶之關係長短，及按第三方信貸報告及已知市場因素作出之客戶現行信貸狀況，按本集團預期收回之應收款項金額作出調減，以記錄客戶個別撥備。由於所獲取進一步資料影響所估計金額，故此等個別撥備會被重新評估及調整。其次，本集團按應收款項賬齡某一百分比釐定撥備。該百分比乃按過往收回款項狀況、撇銷及其客戶付款期記錄及變動整體作出評估。

倘本集團作出不同估計，則就任何期間所記錄開支之金額及時間均會有所不同。本集團之呆賬準備增加將會導致其所記錄之經營開支增加及流動資產減少。

(f)　估計存貨準備

本集團按最佳可獲取事實及狀況估計其存貨準備，包括但不限於存貨本身狀況（即是否已損毀或全部或部份過時）、其市場售價、估計完成成本及估計銷售產生之成本。由於所獲取進一步資料影響所估計金額，故有關撥備會被重新評估及調整。

(u) *待售非流動資產*

待售非流動資產指其賬面值可透過銷售交易而非通過持續使用收回之資產。就此,資產必須可以其現況即時出售,而僅受出售該等資產之一般及慣常條款所規限,且有關出售極有可能進行。待售非流動資產乃按其賬面值或公平價值減出售成本之較低者列賬。

3. 重要會計判斷及估計

(A) 判斷

於應用本集團會計政策時,除涉及估計之判斷外,管理層作出以下對財務報表中所確認金額影響重大之判斷:

金融資產及金融負債之分類

本集團透過判斷資產及負債是否符合香港會計準則第39號所界定金融資產及金融負債將若干資產及負債分類為金融資產及金融負債。按此,金融資產及金融負債按照財務報表附註2(E)(r)所載本集團會計政策列賬。

(B) 估計項目之不肯定因素

有關未來之主要假設以及於資產負債表結算日其他主要估計項目不肯定因素之來源(其有導致下個財政年度內資產及負債賬面值須作出重大調整之重大風險)以論述如下。

(a) *估計物業及設備之可用年期及剩餘價值*

本集團按預期資產備妥可用之期間估計其物業及設備之可用年期及剩餘價值。物業及設備之估計可用年期及剩餘價值會每年檢討,並在基於耗損、技術或商業上過時及使用資產之法定或其他限制預計有別於早前估計時更新。此外,本集團按其對行業慣例、內部技術評估及類似資產之經驗整體評估物業及設備之可用年期及剩餘價值。然而,日後營運業績或會因估計受到上述因素變更所產生變動之重大影響。就任何期間記錄開支之金額及時間均受該等因素及狀況變動所影響。倘本集團物業及設備之估計可用年期及剩餘價值減少,其已記錄折舊開支將會增加,而非流動資產將會減少。

(b) *資產減值*

香港公認會計準則規定必須於出現若干減值跡象時進行減值檢討。就商譽而言,有關資產須每年及於有跡象顯示有關資產可能減值時檢測減值。

購買會計法須作出大量會計估計,以將購買價分配至所購入資產及負債之公平市值,包括無形資產及或有負債。本集團業務收購所產生商譽,過往就定期攤銷支出影響其營運業績。然而,本集團根據香港公認會計準則自二零零五年一月一日起不再攤銷商譽,而定期就商譽進行減值測試。

衍生工具將按下列基準確認為對沖項目:(i)預期對沖交易可有效地抵銷所對沖風險應佔之公平價值或現金流量變動,(ii)對沖之有效性能可靠地計量;(iii)對沖生效時有足夠文件記錄對沖關係;及(iv)就現金流量對沖而言,預期進行對沖之交易必須極具可能性,且必須顯示最終可影響溢利或虧損之現金流量波動風險。

就對沖會計而言,對沖可分為公平價值對沖,以對沖已確認資產或負債及公司承擔的公平價值變動之風險;或現金流量對沖,以對沖與已確認資產或負債或預計交易有關的特定風險所引起的現金流量變化風險。

就符合特別對沖會計條件之公平價值會計而言,按公平價值重新計算所產生之任何收益或虧損即時於損益計算表確認。對沖風險應佔之對沖項目所產生任何收益或虧損乃調整至對沖項目之賬面值並於損益計算表確認。

就現金流量對沖而言,釐定為有效對沖之對沖工具之收益或虧損乃直接於權益確認,而無效部分則於綜合損益計算表確認。於權益累計之收益或虧損乃轉撥至對沖項目影響溢利及虧損同期之損益計算表。

就不符合資格進行對沖會計之衍生工具而言,公平價值變動所產生之任何收益或虧損乃直接於損益計算表確認。

對沖會計將於對沖工具到期或出售、終止或獲行使,或不再合資格作對沖會計時終止確認。屆時,任何於權益確認之對沖工具之累積收益或虧損將仍然計入權益,直至預期進行之交易出現。倘預期進行之交易將不會出現,任何先前於權益確認之累積收益或虧損淨額將轉撥至損益計算表。

(t) 有關連人士

下列各方被視為本集團之有關連人士:

(I) 透過一名或多名中介人直接或間接(i)控制本集團或受本集團控制或共同控制;(ii)於本公司擁有權益,可對本集團行使重大影響力;或(iii)擁有本集團之共同控制權;

(II) 該方為相聯法團;

(III) 該方為共同控制實體;

(IV) 該方為本集團主要管理層人員;

(V) 該方為第(I)或(IV)項所述任何人士之直系親屬;

(VI) 該方為直接或間接受第(IV)或(V)項所述人士控制、共同控制或可行使重大影響力,或擁有重大投票權之實體;或

(VII) 該方為本集團為僱員而設立終止受僱後之福利計劃或屬本集團有關連之實體。

截至二零零五年十二月三十一日止年度適用：

本集團成為金融工具合約條文之訂約方時，於綜合資產負債表內確認金融資產或金融負債，並於本集團不再控制有關金融工具現金流量之合約權利（一般情況指金融工具被出售或金融工具應佔之所有現金流量已到期或已轉讓予一名獨立第三方）時終止確認金融資產。就金融資產一般方式購買或出售而言，則須按交收日會計法（按適用情況）確認及終止確認。

根據香港會計準則第39號所界定之金融資產可分為按公平價值計入溢利及虧損之金融資產、貸款及應收款項、持至到期之投資及可供出售金融資產（視適用者而定）。金融資產及金融負債初步按公平價值確認。除按公平價值計入溢利或虧損之金融工具外，交易成本乃計入初次計量所有金融資產及負債。公平價值乃參考交易價格或其他市價釐定。倘未能準確計算市價，代價之公平價值乃以所有未來現金付款或收款之總和，並按具有相近到期日之類似金融工具之現行市場利率折讓作出估計。

初次確認後，下列金融資產及負債乃利用實際利率法按攤銷成本計算：(i)貸款及應收款項；(ii)持至到期之投資；及(iii)按公平價值計入溢利或虧損之負債以外之金融負債。可供出售金融資產乃按公平價值計算，而損益或虧損則確認為權益當中一個獨立部分，直至終止確認有關投資或直至有關投資出現減值，屆時先前呈報於權益之累積收益或虧損將計入損益計算表。

非上市股本證券及與此有關之衍生工具之投資乃按成本值計算。

折讓及溢價之攤銷乃直接於綜合損益計算表確認。按(i)所有衍生工具（合資格作對沖會計處理者除外）；(ii)其他持有並作經常買賣之項目投資；及(iii)初步指定為「按公平價值計入溢利或虧損」持有之任何項目之公平價值計算之金融資產及金融負債之公平價值變動乃直接於損益計算表確認。可供出售證券之公平價值變動乃於權益確認，惟可供出售債務證券之匯率波動及利息部分除外，該等項目乃按資產之實際利率直接於期內溢利或虧損淨額確認。

金融資產及負債包括應收款項、應付款項及股本證券等可作為主要工具之金融工具，或金融期權、期貨及遠期工具、利率掉期及貨幣掉期等衍生工具。

金融工具按照合約安排之性質分類為金融負債、金融資產或權益。包含負債及權益部份之金融工具分開列作金融負債、金融資產及權益工具。有關金融工具之利息、股息、收益及虧損或屬金融負債一部份乃呈報為開支或收入。向金融工具持有人之分派分類為權益，並直接於權益扣除。金融工具於本集團擁有合法可強制執行權利抵銷，而本集團擬按淨值基準清償債務或同時變現資產及清償債務時抵銷。

(s)　衍生工具

本集團利用長期貨幣掉期、外幣期權、利率掉期及遠期貨幣合約等衍生金融工具對沖其與外幣及利率波動相關之風險。該等衍生金融工具乃按公平價值列賬。

當以權益結算報酬的條款修訂時，會確認最少的支出，猶如條款並無修訂。因修訂產生的任何交易價值增加均會按修訂日之計算確認支出。

當以權益結算報酬註銷時，會視作報酬已於註銷當日已歸屬處理，而報酬任何尚未確認的支出會即時確認。然而，倘註銷的報酬以新報酬替代，並指定為授出當日的替代報酬，則該項註銷及新報酬會如上段所述被視為原有報酬之修訂處理。

(IV) 以現金支付之交易

本集團之聯營公司向合資格主要行政人員及顧問授出股份獎勵權，並確認所獲提供服務及就該等服務繳付款項之負債為合資格主要行政人員及顧問於歸屬期所提供服務。有關負債初步及於每個結算日運用期權估值模式按股份獎勵權之公平價值，並計及授出股份獎勵權之條款及條件以及合資格主要行政人員及顧問直至當日為止所提供服務計算，直至清償負債為止。負債清償前，於各結算日之任何公平價值變動將於損益計算表確認。

(V) 結轉之有薪假期

集團根據僱用合約，按曆年向僱員提供有薪假期。在若干情況下，於資產負債表結算日尚未享用之有薪假期可以結轉，並由有關僱員於翌年享用。集團就此等由僱員於年內獲取並結轉之有薪假期，於資產負債表結算日計算預期之未來支出並予以入賬。

(q) 借貸成本

借貸成本指借入資金所產生的利息及其他成本。其他成本包括外幣貸款的匯兑差額。外幣貸款產生之匯兑差額計入借貸成本，包括作為利息支出的調整。

借貸成本於其產生年度計入損益計算表內。惟如資產須經長時間籌備才可作擬訂的用途或出售，而有關之借貸成本為直接歸屬於該資產的購置、建築或生產，則撥作資本處理。

(r) 金融資產／投資及金融負債

截至二零零四年十二月三十一日止年度適用：

短期投資為按公平價值列賬之證券。於每個資產負債表結算日，短期投資公平價值變動所產牛之未變現收益及虧損會於損益計算表中被確認。

出售短期投資之收益或虧損指有關投資之出售代價淨額與其賬面值之差額，將於產生時在綜合損益計算表中被確認。

倘可以優惠價購買、於租期完結時可轉讓業權，或有最低租賃付款之經營租賃承擔撥備相當於該物業之公平市值，該等撥備均被資本化。有關承擔乃確認為負債。融資租約款項乃分配至財務支出及經營租約負債減值，以就負債之餘額達至固定息率。融資租約導致資產產生折舊支出以及於該等期間產生借貸成本。財務支出直接自現有業務扣除。租賃資產之折舊政策與所持可折舊資產之政策一致。

(p)　*僱員福利*

(I)　退休金責任

集團設有界定供款及界定福利退休計劃。

集團及僱員為界定供款計劃之供款額是以僱員基本薪金的百分率計算。集團為界定供款計劃之供款額會以實際的支出入賬，並會沒收因僱員在未獲得授予全數集團供款前離開該計劃的供款，用以減少集團之未來供款。

界定福利供款是根據退休計劃資產的價值及尚欠退休金責任精算現值（根據將來事件的影響作評估，並根據精算評估法以預測單位信貸方法釐定）計算。界定福利計劃之成本，有系統地從溢利中計付，以便將有關成本於受惠的僱員的預計剩餘服務期內分攤。精算收益及虧損於綜合損益計算表立刻被確認。

(II)　長期服務金

集團部份僱員可於離職時獲發長期服務金，而集團已就未來可能支付之長期服務金提撥準備。此準備乃根據僱員於資產負債表結算日將可因服務於集團而享有之長期服務金，按最可靠之估計而提撥。

(III)　以權益支付之交易

與僱員進行的權益支付交易乃參考授出購股權當日的公平價值計算。公平價值乃按期權定價模式釐定。評估權益支付交易之價值時，不會計及任何表現條件，惟與有關股份價格相關的條件（市場條件）除外。

以權益支付交易的成本會於達到表現條件的期間內確認，直至相關僱員完全享有該報酬之日（歸屬日）為止，並於權益作相應調高。由每個結算日直至歸屬日就以權益支付交易確認的累積支出反映歸屬期屆滿情況以及按最佳估算將會歸屬的報酬數目。

最終不會歸屬的報酬將不會被確認為支出，惟歸屬附帶市場條件之報酬除外，該等報酬不論有關市場條件是否已達成均會視作歸屬處理，惟其他所有表現條件必須已達成。

(III) 集團公司

集團旗下所有實體的功能貨幣如與呈報貨幣不同（其中並無涉及嚴重通脹經濟體系的貨幣），其業績和財務狀況均按以下方法換算為呈報貨幣：

(i) 每項資產負債表的資產及負債均按照該資產負債表結算日的匯率換算；

(ii) 每項損益計算表的收入和支出均按照平均匯率換算；及

(iii) 所有匯兑差異均確認為權益內之獨立部份。在編製綜合賬目時，換算海外實體投資淨額和換算指定作有關投資之對冲項目的借貸及其他貨幣工具所產生的匯兑差異，均計入權益內。當出售海外業務時，該等匯兑差異將於損益計算表內確認為出售收益或虧損一部份。

因收購海外實體而產生之商譽及公平價值調整，均視作該海外實體之資產及負債處理，並按結算日的匯率折算。

(m) 營業額及確認收入

營業額為集團日常業務範圍內向第三者銷售貨品及物業或提供服務的已收及應收之金額。銷貨之營業額在售出貨品將所有權轉讓予買家時入賬。服務之營業額則按所指服務完成階段可明確地衡量時入賬。

(n) 分部資料

分部是指集團提供之若干商品或服務可區別的業務部份（業務分部），或於特定的經濟環境內（地區分部）提供產品或服務。此等分部是根據其與其他分部在風險及回報上之不同而區分。

分部之收入、支出、業績、資產及負債包括直接應佔分部之項目及其他在合理的原則上應歸納於該分部之項目。該等項目未包括集團內部之結算，而集團內部交易會於計算綜合賬目過程中抵銷。

分部資本支出乃屬年內收購分部資產之總支出，而該等分部資產預計使用超過一年。總公司及其他項目主要包括總公司資產、借貸及費用。

(o) 經營租約

資產所有權之風險及報酬實際上全部歸出租公司所有之租約均為經營租約。倘本集團為承租人，經營租約之應付租金均按直線法於租約期內記錄在損益計算表內。

就經營租賃項下土地租賃而作出的預付土地費用初步按成本值列賬，其後於租賃期內按直線基準確認為開支。

(k) 收購及出售業務之會計準則

(I) 業績

收購或出售之附屬或聯營公司，其業績由收購生效日期起計或計至出售生效日期止。

(II) 公平價值調整

就收購附屬或聯營公司權益時，收購成本將被分配至收購的可分開及可予識別之資產淨值和負債淨額的公平價值。

(III) 商譽

商譽為收購之成本超逾本集團所收購之資產、負債及或有負債於收購日之公平價值。於初次確認後，商譽乃按成本減任何累積減值虧損計算。於採納香港財務報告準則第3號後，商譽不再攤銷。於二零零五年一月一日之商譽累積攤銷賬面值按該日商譽成本作出相應調減作對銷。商譽減值測試會每年或出現顯示賬面值可能減值之事件或狀況變動時更頻密進行，其金額將於有需要時作減值調減。先前確認之商譽減值虧損不予撥回。

本集團在被收購方之可識別之資產、負債及或有負債的公平淨值中所佔權益超過收購成本的差額（經重新評估後），即時在綜合損益計算表中被確認。

如屬聯營公司，商譽將計入其賬面值，而非列作綜合資產負債表中獨立已識別資產。

於二零零一年採納的會計實務準則第30號「企業合併」前進行之收購事項所產生之商譽，已於收購年度在綜合保留溢利撇銷。於採納香港財務報告準則第3號後，商譽將維持與綜合保留溢利對銷，而不會於出售與商譽有關之全部或部份業務，或於出售與商譽有關之現金產生單位出現減值時於溢利或虧損中確認。

(l) 外幣

(I) 功能及呈報貨幣

本集團旗下每個實體之財務報表所包括之項目，均以該實體主要業務所在地區之貨幣計算（「功能貨幣」）。綜合財務報表乃以本公司之功能及呈報貨幣美元呈報。

(II) 交易及結餘

外幣交易均按交易當日之匯率換算為功能貨幣。此等交易結算以及按年結日之匯率換算外幣資產和負債而產生的匯兌收益及虧損，均於損益計算表內確認。

本期或過往期間之本期稅項及負債乃按預期可自稅務機關收回或向其繳付之金額計算。

遞延稅項負債乃採用負債法，對資產及負債之計稅基準與就財務申報該等項目之賬面值之間一切暫時差異而作出撥備（除有限的例外情況外）。

所有可予扣減暫時差異、未動用稅項資產結轉及未動用稅項虧損均予以確認遞延稅項資產（除有限的例外情況外）。遞延稅項資產賬面值於每個資產負債表結算日檢討，並予扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下，過往未確認之遞延稅項資產則予以確認。

遞延稅項資產及負債乃根據於資產負債表結算日已實施或已大致實施之稅率（及稅務法例），按資產變現時或負債償還時之預期適用之稅率予以估量。

(i)　撥備及或有負債

當集團現時因過去事項須承擔法定或推定責任時，而因此可能須以資源清償此等責任，同時此等數額可作出可靠之估計，則將撥備確認入賬。當折現的影響重大時，確認撥備之數額乃是於資產負債表結算日預期需要清償責任之將來支出的現值。因時間流逝而增加的折現值已納入損益計算表中的借貸成本淨額內。

當未必有可能需要付出經濟資源，或其數額未能可靠地估計，除非需付出之可能性極小，否則該責任將披露為或有負債。

(j)　資產減值

本公司在每個資產負債表結算日均會對有關資產減值作出評審，以釐定任何資產（包括物業、投資、商譽及其他長期資產）有否減值的跡象，或之前於早年為資產確認的減值虧損會否已不存在或有減少的跡象。如有此等跡象，將估計資產之可收回值。資產之可收回值會以資產之公平價值減出售成本及使用價值兩者較高者計算。

減值虧損只會在資產的賬面值高於其可收回值才被確認。除非資產是以重估價值列賬，而減值虧損是根據該重估資產有關的會計政策入賬，否則減值虧損會於其產生年度於損益計算表內列賬。

早前已確認的減值虧損只會因用作決定資產（除商譽外）可收回值的評估有所變動才會被回撥。可收回值將限制在不可高於早年前沒有為該資產確認減值虧損的賬面值（扣除任何折舊／攤銷後之淨額）。

除非資產是以重估價值列賬，而減值虧損回撥是根據該重估資產有關的會計政策入賬，否則減值虧損回撥會於其產生期間於損益計算表內入賬。

倘物業及設備項目部份之使用年期不同，則該項目之成本值乃於該等部份按合理基準分配，並就各部份分開折舊。

本公司定期檢討剩餘價值、可用年期及折舊方法，以確保折舊期間及方法與物業及設備項目達致經濟利益之預期模式貫徹一致。

(e)　種植園

油棕櫚樹種植園分為未成熟及已成熟種植園。當未成熟種植園開始於一年內每公頃平均出產最少四噸鮮果實串，即重新被分類為已成熟種植園。油棕櫚樹種植園自開始種植起平均需時約四年方可達至成熟。未成熟及已成熟種植園均以公平價值減估計銷售時之成本入賬。種植園之公平價值根據其預期現金流入淨額之現值釐定。種植園之公平價值增加及減少淨額將計入損益計算表。

橡膠種植園自開始種植日期起五至六年後被視為成熟。

(f)　聯營公司

聯營公司並非附屬公司，是指本集團在其股份表決權中有重大的長期權益（一般不少於20%）並可在其管理方面行使重大影響力，包括有權參與財務及營運決策過程。

於聯營公司之投資，乃採納權益會計法計算，並初步按原值確認。本集團於聯營公司之投資包括於收購時識別之商譽扣除任何累積減值虧損。本集團應佔其聯營公司收購後溢利或虧損乃於綜合損益計算表內確認，而其應佔收購後儲備變動則於綜合儲備內確認。累計收購後變動以撇銷該投資之賬面值調整。在綜合損益計算表中之聯營公司收入，乃按集團應佔聯營公司溢利減虧損列賬。

如有直接於聯營公司權益確認之變動，本集團將確認其應佔之任何變動部份，並於綜合權益變動表作出披露（如適用）。

當聯營公司投資之賬面值為零時，除非本集團已就該聯營公司承擔責任或擔保負債，否則不再繼續就該公司使用權益會計法入賬。

(g)　資產廢棄之承擔

就物業及設備項目由於收購、興建或發展及日常運作而廢棄之有關法律責任現值淨額乃於產生期間確認。

(h)　所得稅

所得稅包括本期及遞延稅項。所得稅於損益計算表內確認，或倘其與於權益直接確認之項目有關，則於權益中確認。

年內收購或出售附屬公司之業績乃按本集團取得該公司控制權之收購生效日期或截至出售之生效日期，選其適用者，在綜合損益計算表內列賬。出售附屬公司所得之收益或虧損相等於出售所得代價扣除集團所佔該公司之資產淨值（包括任何商譽賬面值應佔部份）。

年內收購之附屬公司乃以收購會計法處理。此計算方法包括分配業務合併之成本至於收購日期所收購資產、負債及或有負債之公平價值。收購成本乃按資產公平價值總額及交易日期所產生或承擔之負債加收購直接應佔之成本計算。

少數股東權益指少數股東在本公司附屬公司之業績及資產淨值中所佔之權益。

在本公司資產負債表內，附屬公司的投資是按成本減任何減值虧損撥備入賬。附屬公司之業績乃按本公司已收及應收的股息入賬。

(b)　現金及現金等值項目

資產負債表內，現金及現金等值項目包括手頭及存放於銀行之現金（沒有用途限制的定期存款）。

綜合現金流量表內，現金及現金等值項目包括手頭現金及銀行之現金（當中包括定期存款）以及短期高度流通性之投資（指其隨時可變現為可知數額之現金、價值變動的風險不大，而其到期日較短，普遍為購買後的三個月內）扣除銀行透支（需隨時償還及構成本集團現金管理其中一部份）。

(c)　存貨

存貨按成本及可變現淨值兩者中之較低者列賬。成本以先進先出法、加權平均法或流動平均法計算。就在建工程及製成品而言，包括直接材料、直接員工及經常性開支有關部份。購入用以轉售之貨品的成本包括將貨品運至其目前所在地之費用。可變現淨值之計算乃按目前預計之銷售價減估計之製造成本及銷售費用。

(d)　物業及設備

永久業權土地以原值入賬，不作折舊。其他物業及設備均按原值減累積減值虧損及累積折舊入賬。有關之折舊乃根據其估計可用年期按年率以直線法撇銷其賬面值減剩餘價值。折舊率詳情見附註12(A)。

物業及設備之初步成本包括其購買價及將該資產達致其擬定用途之工作狀態及地點直接應佔之任何成本。成本亦包括資產廢棄之承擔、於建築期間之借貨資金利息以及用作收購該等資產之外幣負債相關（並附合借貸成本定義）之外匯虧損。維修物業及設備以達至正常運作而產生之主要開支均列入損益計算表內支銷。改善物業及設備之費用撥作資金成本，並以其預計對集團之可用年期作折舊。當資產出售或廢棄，其成本、累積折舊、攤銷及減值虧損（如有）於賬目對銷，而出售產生之收益或虧損則計入損益計算表。

(D)　已頒布但未生效之香港財務報告準則之影響

本集團並無於財務報表採納下列已頒布但未生效之新訂及經修訂香港財務報告準則。除另有註明外，此等香港財務報告準則於二零零六年一月一日或之後開始之年度期間生效。

香港會計準則第1號（修訂）	「資本披露」
香港會計準則第19號（修訂）	「精算損益、集團計劃及披露」
香港會計準則第39號（修訂）	「預測集團內公司間交易之現金流量對沖會計處理」
香港會計準則第39號（修訂）	「公平價值選擇」
香港會計準則第39號及香港財務報告準則第4號（修訂）	「金融工具：確認及計量以及保險合約－財務擔保合約」
香港財務報告準則第1及6號（修訂）	「首次採納香港財務報告準則及礦產資源勘探及評估」
香港財務報告準則第6號	「礦產資源勘探及評估」
香港財務報告準則第7號	「金融工具：披露」
香港（國際財務報告詮釋委員會）－詮釋第4號	「確定安排是否包含租賃」
香港（國際財務報告詮釋委員會）－詮釋第5號	「終止運作、復原及環境修復基金產生權益之權利」
香港（國際財務報告詮釋委員會）－詮釋第6號	「參與特定市場產生之責任－廢棄電力及電子設備」
香港（國際財務報告詮釋委員會）－詮釋第7號	「應用於香港會計準則第29號「極度通貨膨脹經濟之財務報告」中之重列法」

香港會計準則第1號（修訂）將於二零零七年一月一日或之後開始之年度期間生效。經修訂準則將影響有關本集團目標、政策及管理資金之程序之資料披露；有關本公司界定為資本之量化資料；及遵守任何資本規定及任何不遵守規則之結果。

香港財務報告準則第7號包含香港會計準則第32號有關金融工具之披露規定。此香港財務報告準則將於二零零七年一月一日或之後開始之年度期間生效。

香港會計準則第39號修訂有關選擇以公平價值列賬，此修訂限制定明任何按公平價值計入溢利或虧損之金融資產或金融負債（除非符合若干條件）。

香港會計準則第19號（修訂）香港會計準則第39號（修訂）有關預測集團內公司間交易之現金流量對沖會計處理及財務擔保合約、香港財務報告準則第1及6號（修訂）、香港財務報告準則第6號、香港（國際財務報告詮釋委員會）－詮釋第5號、香港（國際財務報告詮釋委員會）－詮釋第6號及香港（國際財務報告詮釋委員會）－詮釋第7號並不適用於本集團業務。香港（國際財務報告詮釋委員會）－詮釋第6號將於二零零五年十二月一日或之後開始之年度期間生效。

除上文所述者外，本集團預期採納上文所列之頒布準則及詮釋將不會對本集團於初步採納期間之財務報表構成重大影響。

(E)　主要會計政策概要

(a)　綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零五年十二月三十一日止年度之財務報表。所有集團內各公司之間的重要交易及賬目餘額均在綜合賬目中對銷。

附屬公司是一家由本公司控制之實體。控制是指本公司有權力掌管該實體之財務及營運政策，從而受惠於其經營活動。

新會計政策之影響 截至2004年 12月31日止年度	香港 會計準則 第1號 呈報 *百萬美元*	香港 會計準則 第16號 物業及設備 之拆卸成本 *百萬美元*	香港 會計準則 第32號 可轉換 優先股之 利息累積 *百萬美元*	香港財務 報告準則 第2號 以權益支付 購股權 之安排 *百萬美元*	香港財務 報告準則 第5號 一項已終止 業務之 重新分類 *百萬美元*	總計 *百萬美元*
出售一項已終止業務、減持投資及權益攤薄之收益淨額減少	–	–	–	–	(17.1)	(17.1)
行政開支增加	–	(0.8)	–	(4.4)	–	(5.2)
應佔聯營公司溢利減虧損減少	(22.4)	(0.4)	(8.2)	–	(1.7)	(32.7)
稅項減少	22.4	0.4	2.6	–	–	25.4
一項已終止業務溢利增加	–	–	–	–	18.8	18.8
年內溢利減少	–	(0.8)	(5.6)	(4.4)	–	(10.8)
以下者應佔:						
母公司權益持有人	–	(0.6)	(5.6)	(4.4)	–	(10.6)
少數股東權益	–	(0.2)	–	–	–	(0.2)
年內溢利減少	–	(0.8)	(5.6)	(4.4)	–	(10.8)
母公司權益持有人應佔每股盈利減少(美仙)						
基本	–	(0.02)	(0.17)	(0.14)	–	(0.33)
攤薄	不適用	不適用	不適用	不適用	不適用	不適用

(c) 對截至2005年及2004年12月31日止年度綜合損益計算表之影響

新會計政策之影響 截至2005年 12月31日止年度	香港會計準則第1號 呈報 百萬美元	香港會計準則第16號 物業及設備之拆卸成本 百萬美元	香港會計準則第32號 可轉換優先股之利息累積 百萬美元	香港會計準則第39號 重新計量金融資產及負債 百萬美元	香港財務報告準則第2號 以權益支付購股權之安排 百萬美元	香港財務報告準則第3號 終止攤銷及重列商譽 百萬美元	總計 百萬美元
銷售成本增加	–	(1.2)	–	–	–	–	(1.2)
權益攤薄及減持投資之虧損淨額減少	–	–	–	–	–	26.8	26.8
行政開支(增加)/減少	–	–	–	(9.3)	(5.2)	3.0	(11.5)
其他經營開支淨額減少	–	–	–	2.2	–	–	2.2
借貸成本淨額減少	–	–	–	3.3	–	–	3.3
應佔聯營公司溢利減虧損(減少)/增加	(19.2)	(1.0)	(11.7)	(12.3)	–	0.8	(43.4)
稅項減少/(增加)	19.2	0.5	3.8	(5.1)	–	(0.1)	18.3
年內溢利(減少)/增加	–	(1.7)	(7.9)	(21.2)	(5.2)	30.5	(5.5)
以下者應佔:							
母公司權益持有人	–	(1.4)	(7.9)	(27.8)	(5.2)	29.5	(12.8)
少數股東權益	–	(0.3)	–	6.6	–	1.0	7.3
年內溢利(減少)/增加	–	(1.7)	(7.9)	(21.2)	(5.2)	30.5	(5.5)
母公司權益持有人應佔每股盈利(減少)/增加(美仙)							
基本	–	(0.04)	(0.25)	(0.87)	(0.16)	0.92	(0.40)
攤薄	–	(0.04)	(0.25)	(0.87)	(0.16)	0.92	(0.40)

(b) 對於2004年1月1日及2005年1月1日權益結存之影響

新會計政策之影響 增加／(減少)	香港會計準則第16號物業及設備之拆卸成本 百萬美元	香港會計準則第32號可轉換優先股之利息累積 百萬美元	香港會計準則第39號重新計量金融資產及負債 百萬美元	香港財務報告準則第2號以權益支付購股權之安排 百萬美元	總計 百萬美元
2004年1月1日結算					
累積虧損	(1.5)	(59.5)	–	–	(61.0)
少數股東權益	(1.1)	–	–	–	(1.1)
權益總額	(2.6)	(59.5)	–	–	(62.1)
2005年1月1日結算					
已發行購股權	–	–	–	4.4	4.4
可供出售資產之未變現收益	–	–	1.7	–	1.7
累積虧損	(2.1)	(65.1)	32.1	(4.4)	(39.5)
少數股東權益	(1.4)	–	–	–	(1.4)
權益總額	(3.5)	(65.1)	33.8	–	(34.8)

新會計政策之影響 增加／(減少)	香港會計準則第1號 呈報	香港會計準則第16號 物業及設備之拆卸成本	香港會計準則第17號 預付土地費用	香港會計準則第32號 可轉換優先股之利息累積	香港會計準則第39號 重新計量金融資產及負債	香港財務報告準則第2號 以權益支付購股權之安排	香港財務報告準則第3號 終止攤銷及重列商譽	香港財務報告準則第5號 分類為待售之輪船	總計
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
2005年12月31日結算									
資產									
物業及設備	–	4.8	(18.5)	–	–	–	–	(2.9)	(16.6)
聯營公司	–	(1.6)	–	(73.0)	28.3	–	27.5	–	(18.8)
長期應收賬款及預付款項	(160.7)	–	–	–	(0.8)	–	–	–	(161.5)
應收賬款、其他應收款項及預付款項（非流動）	11.7	–	–	–	–	–	–	–	11.7
商譽	–	–	–	–	–	–	3.0	–	3.0
預付土地費用	–	–	34.5	–	–	–	–	–	34.5
其他非流動資產	149.0	–	(16.0)	–	(2.2)	–	–	–	130.8
待售非流動資產	–	–	–	–	–	–	–	2.9	2.9
	–	3.2	–	(73.0)	25.3	–	30.5	–	(14.0)
負債／權益									
長期債務	–	–	–	–	(39.8)	–	–	–	(39.8)
遞延負債及撥備	–	6.7	–	–	–	–	–	–	6.7
遞延稅項負債	–	1.7	–	–	1.7	–	–	–	3.4
衍生工具負債	–	–	–	–	39.3	–	–	–	39.3
應付賬款、其他應付款項及應計款項	(15.3)	–	–	–	(1.0)	–	–	–	(16.3)
遞延負債及撥備之即期部分	15.3	–	–	–	–	–	–	–	15.3
股份溢價	–	–	–	–	–	0.3	–	–	0.3
已發行購股權	–	–	–	–	–	9.3	–	–	9.3
可供出售資產之未變現收益	–	–	–	–	6.4	–	–	–	6.4
現金流量對沖之未變現收益	–	–	–	–	4.0	–	–	–	4.0
累積虧損	–	(3.5)	–	(73.0)	4.3	(9.6)	29.5	–	(52.3)
少數股東權益	–	(1.7)	–	–	10.4	–	1.0	–	9.7
	–	3.2	–	(73.0)	25.3	–	30.5	–	(14.0)

日止年度母公司權益持有人應佔溢利及於二零零四年十二月三十一日之母公司權益持有人應佔權益均無影響。

(C) 會計政策更改之影響概要

(a) 對於2005年1月1日及2005年12月31日結算綜合資產負債表之影響

新會計政策之影響	香港會計準則第1號(i)	香港會計準則第16號(i)	香港會計準則第17號(i)	香港會計準則第32號(i)	香港會計準則第39號(ii)	香港財務報告準則第2號(i)	
增加/(減少)	呈報	物業及設備之拆卸成本	預付土地費用	可轉換優先股之利息累積	重新計量金融資產及負債	以權益支付購股權之安排	總計
	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元
2005年1月1日結算							
資產							
物業及設備	–	6.3	(23.3)	–	–	–	(17.0)
聯營公司	–	(0.9)	–	(65.1)	32.6	–	(33.4)
長期應收賬款及預付款項	(269.2)	–	–	–	–	–	(269.2)
應收賬款、其他應收款項及預付款項(非流動)	9.2	–	–	–	–	–	9.2
預付土地費用	–	–	41.0	–	–	–	41.0
可供出售資產/長期投資	11.5	–	–	–	–	–	11.5
其他非流動資產	260.0	–	(17.7)	–	(33.7)	–	208.6
可供出售資產/短期投資	(11.5)	–	–	–	–	–	(11.5)
	–	5.4	–	(65.1)	(1.1)	–	(60.8)
負債/權益							
長期債務	–	–	–	–	(25.8)	–	(25.8)
遞延負債及撥備	–	7.0	–	–	–	–	7.0
遞延稅項負債	–	1.9	–	–	(7.8)	–	(5.9)
應付賬款、其他應付款項及應計款項	(18.1)	–	–	–	(1.0)	–	(19.1)
短期債務	–	–	–	–	(0.3)	–	(0.3)
遞延負債及撥備之即期部分	18.1	–	–	–	–	–	18.1
已發行購股權	–	–	–	–	–	4.4	4.4
可供出售資產之未變現收益	–	–	–	–	1.7	–	1.7
累積虧損	–	(2.1)	–	(65.1)	32.1	(4.4)	(39.5)
少數股東權益	–	(1.4)	–	–	–	–	(1.4)
	–	5.4	–	(65.1)	(1.1)	–	(60.8)

(i) 該等調整/呈報已予追溯應用。

(ii) 該等調整自二零零五年一月一日始予應用。

香港會計準則第39號亦涵蓋衍生工具之會計方法。此準則擴大衍生工具之釋義，以包括包含於非衍生工具合約之衍生工具（即與衍生工具相似之條文）。根據此準則，各衍生工具於資產負債表列作按公平價值之變動數額計算之資產或負債。並非指定及不符合資格列為對沖工具之衍生工具則將調整至公平價值計入溢利及虧損。倘衍生工具指定及合資格列為對沖工具，則視乎對沖性質而定，衍生工具之公平價值變動乃透過溢利及虧損用作抵銷被對沖資產、負債或確實承擔之公平價值變動，或先於權益中被確認，直至該被對沖項目於溢利及虧損被確認為止。

採納香港會計準則第39號導致本集團更改其會計政策，由過往按成本計算多項金融資產及負債改為按公平價值計算或採用實際利率法攤銷成本計算。香港會計準則第39號一般不允許公司以追溯基準來確認、解除確認或計算金融資產及負債。因此，集團須重新計算其於二零零五年一月一日之多項金融資產及負債，並根據有關準則之過渡條文之要求，將重新計算所產生之差額調整至集團於二零零五年一月一日之累積虧損結餘。有關調整導致於二零零五年一月一日之母公司權益持有人應佔權益增加三千三百八十萬美元。

- 香港財務報告準則第2 號「基於股權的支付」規定，實體於取得貨品或獲取服務時，確認基於股權的支付之交易之開支。如貨品或服務於以權益結算之交易中收取，則實體須確認為相應權益增加；或如貨品或服務於以現金結算之交易中收取，則確認為負債。根據香港財務報告準則第2號之過渡條文，有關於二零零二年十一月七日後授出而於二零零五年一月一日尚未可全數行使之購股權開支，應按追溯基準計算。採納香港財務報告準則第2號導致截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利實際減少四百四十萬美元，而對於二零零四年十二月三十一日之母公司權益持有人應佔權益並無影響。

- 香港財務報告準則第3號「企業合併」規定，屬於其範圍之所有業務合併須採納購買法列賬。此外，此準則規定收購方須於收購日期初步按其公平價值獨立計算可予識別資產、負債及或有負債，而毋須考慮任何少數股東權益之數額。

  香港財務報告準則第3號亦規定，收購方自收購日期起確認業務合併之商譽為資產，初步按業務合併成本超出於被收購方可予識別資產、負債及或有負債之公平淨值中所佔權益之差額計算。此外，不得攤銷於業務合併所產生之商譽。商譽須每年檢測，如有事項或情況變動顯示資產可能出現減值，則須更頻密進行檢測。早前按會計處理方法於儲備抵銷之商譽，不會於資產出售或減值時恢復計入綜合損益計算表。採納香港財務報告準則第3號導致本集團自二零零五年一月一日開始，須最少每年檢測商譽結餘，而非攤銷商譽結餘，惟對截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利及於二零零四年十二月三十一日之母公司權益持有人應佔權益均無影響。

- 香港財務報告準則第5號「待售非流動資產及已終止業務」規定，如業務符合資格列入待售資產類別或有關實體已出售該業務，則該項業務須列作已終止。倘某資產項目的賬面值將主要透過出售交易而非持續使用而收取，該項目須分類為待售。採納香港財務報告準則第5號導致本集團綜合損益計算表之呈報方式有所更改，惟對截至二零零四年十二月三十一

報方式有所更改，惟對截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利及於二零零四年十二月三十一日之母公司權益持有人應佔權益均無影響。

- 香港會計準則第16號「物業、廠房及設備」規定對物業、廠房及設備確認及計量方式之附加指引及說明。有關準則亦規定物業、廠房及設備項目成本應計入其拆卸、遷移或復修成本以及本集團因於指定期間非基於生產存貨而安裝項目或使用項目產生之責任。採納香港會計準則第16號導致截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利實際減少六十萬美元，而於二零零四年十二月三十一日之母公司權益持有人應佔權益則減少二百一十萬美元。

- 香港會計準則第17號「租賃」規定，倘租賃土地之業權於租賃期完結後不會轉移予本集團，於該租賃土地之權益須列作經營租約。就經營租約項下土地租賃作出之預付土地費用初步按成本值入賬，並其後於租賃期內按直線基準確認為開支。採納香港會計準則第17號導致物業及設備以及其他非流動資產分別為二千三百三十萬美元及一千七百七十萬美元之租賃土地費用須於二零零四年十二月三十一日之本集團綜合資產負債表重新分類為預付土地費用。然而，對截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利及於二零零四年十二月三十一日母公司權益持有人應佔權益則並無影響。

- 香港會計準則第32號「金融工具：披露及呈報」涵蓋所有金融工具之披露及呈報方式。此準則規定，不論金融工具已於財務報表確認與否，公司必須就金融工具作出更全面披露。新披露規定包括所採用金融工具條款及條件、已確認及尚未確認金融工具相關風險類別（市場風險、價格風險、信貸風險、流通風險及現金流量風險）、已確認及尚未確認金融資產及金融負債之公平價值資料以及公司財政風險管理政策及目標。此準則亦規定金融工具根據其性質而非法定形式分類為負債或權益。香港會計準則第32號須追溯應用。採納香港會計準則第32號導致截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利減少五百六十萬美元，而於二零零四年十二月三十一日之母公司權益持有人應佔權益則減少六千五百一十萬美元。

- 香港會計準則第33號「每股盈利」訂明釐定及呈報每股盈利之原則。此準則規定，持續業務之每股基本及攤薄盈利須於綜合損益計算表獨立披露。採納香港會計準則第33號導致本集團每股盈利於綜合損益計算表之呈報方式有所更改。

- 香港會計準則第39號「金融工具：確認及計量」訂定確認及計量公司之金融資產及金融負債之會計方法及報告準則。此準則規定金融資產或金融負債初步按成本確認，即所支付（就資產而言）或收取（就負債而言）代價之公平價值。初步確認後，公司應繼續按金融資產的公平價值計算其價值，惟貸款及應收款項以及持至到期之投資則按成本或採用實際利率法攤銷成本計算。非上市股本證券之投資按成本減減值準備計算。金融負債於初步確認後按成本或已攤銷成本計算，惟列作「按公平價值計入溢利及虧損」之負債及衍生工具則按公平價值計算。

因此，由於香港會計師公會頒布於二零零五年一月一日或之後開始之會計期間生效之新香港財務報告準則，香港公認會計準則於二零零五年有重大更改。香港公認會計準則之主要更改及對本集團構成影響並於本年度之財務報表首次被採納之新香港財務報告準則概述如下。二零零四年比較數字已根據相關規定所訂明作出修訂。

香港會計準則第1號	「財務報表的呈報」
香港會計準則第2號	「存貨」
香港會計準則第7號	「現金流量表」
香港會計準則第8號	「會計政策、會計估計變更及差錯」
香港會計準則第10號	「資產負債表日後事項」
香港會計準則第11號	「建築合約」
香港會計準則第12號	「所得稅」
香港會計準則第14號	「分部報告」
香港會計準則第16號	「物業、廠房及設備」
香港會計準則第17號	「租賃」
香港會計準則第18號	「收入」
香港會計準則第19號	「僱員福利」
香港會計準則第20號	「政府資助之會計及政府協助之披露」
香港會計準則第21號	「外幣匯率變動之影響」
香港會計準則第23號	「借款費用」
香港會計準則第24號	「有關連人士披露」
香港會計準則第27號	「合併及獨立財務報表」
香港會計準則第28號	「於聯營公司的投資」
香港會計準則第29號	「極度通貨膨脹經濟之財務報告」
香港會計準則第31號	「合營項目權益」
香港會計準則第32號	「金融工具：披露及呈報」
香港會計準則第33號	「每股盈利」
香港會計準則第36號	「資產減值」
香港會計準則第37號	「準備、或有負債及或有資產」
香港會計準則第38號	「無形資產」
香港會計準則第39號	「金融工具：確認及計量」
香港會計準則第39號（修訂）	「金融資產及金融負債之過渡及初步確認」
香港會計準則第40號	「投資物業」
香港會計準則第41號	「農業」
香港財務報告準則第2號	「基於股權的支付」
香港財務報告準則第3號	「企業合併」
香港財務報告準則第5號	「待售非流動資產及已終止業務」

採納香港會計準則第2、7、8、10、11、12、14、18、19、20、21、23、24、27、28、29、31、36、37、38、40和41號對本集團的會計政策和在本集團綜合財務報表中的計算方法沒有重大的影響。採納其他香港財務報告準則的影響詳列如下：

- 香港會計準則第1號「財務報表的呈報」訂定實體評估公平呈報交易及其他事項影響之體制；規定流動或非流動資產及負債之分類基準；禁止經營業務所得收入及特殊項目於綜合損益計算表分開呈報；規定應佔聯營公司業績須按稅後基準於綜合損益計算表呈報及列明披露估計之主要資料來源、不明朗因素及所採納會計政策時管理層作出之判斷。有關準則亦影響少數股東權益於本集團之於綜合損益計算表、資產負債表及股東權益變動表之呈報方式及其他披露。採納香港會計準則第1號導致本集團綜合損益計算表、資產負債表、股東權益變動表及現金流量表之呈

財務報表附註

1. 公司資料

第一太平有限公司為一家建基於香港的投資及管理公司，業務位於東南亞。其主要業務權益與電訊、消費性食品以及地產及運輸有關。

本集團包括本公司及其附屬公司。

本公司為於百慕達註冊成立之有限公司。其註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

本公司普通股於聯交所上市，其股份亦透過美國預託證券方式在美國買賣。

2. 編製基準、主要會計政策概要及更改

(A) 編製基準

財務報表乃遵照香港會計師公會所頒布之香港財務報告準則（當中亦包括會計實務準則及詮釋）、香港公認會計準則、香港公司條例以及上市規則披露規定而編製。除了下列會計政策中提及之種植園、可供出售資產及衍生金融工具以公平價值列賬外，財務報表乃採用歷史成本會計法編製。誠如附註2(E)(u)進一步闡釋，待售非流動資產乃按賬面值與公平價值減出售成本之較低者列賬。除另有指明外，財務報表乃以美元呈列，並調整至最接近百萬金額（百萬美元）及一個小數位。

(B) 新訂及經修訂香港財務報告準則之影響

為配合香港會計師公會與國際會計準則委員會頒布之國際財務報告準則接軌之一貫政策，香港會計師公會於二零零四年頒布多項新訂及經修訂之香港會計準則及香港財務報告準則（以下統稱新香港財務報告準則），以取代、補充及涵蓋截至二零零四年十二月三十一日香港適用之會計實務準則未有涵蓋之範圍。

	附註	截至12月31日止年度 2005 百萬美元	2004 (重新列示)[i] 百萬美元
終止衍生工具交易所得款項		96.3	–
自一間聯營公司收取股息		38.9	–
就成立一間合營公司所收取之補償		13.3	–
出售物業及設備		7.1	7.9
減持於附屬公司投資		–	9.1
增加於聯營公司之投資	*33(A)*	(57.3)	–
購買物業及設備		(54.9)	(109.1)
(購買)／出售可供出售資產／短期投資		(20.4)	39.9
收購聯營公司	*33(B)*	(17.6)	–
於收購及增加附屬公司之投資而作出之按金	*33(C)*	(14.9)	(39.1)
收購附屬公司	*33(D)*	(6.2)	(25.6)
收購可換股債券	*33(E)*	(5.2)	–
增加於附屬公司之投資	*33(F)*	(4.9)	(16.9)
聯營公司(借取)／償還之貸款		(1.4)	0.5
來自持續業務		(27.2)	(133.3)
來自一項已終止業務		–	15.0
投資活動之現金開支淨額		(27.2)	(118.3)
新借貸所得款項		601.0	255.9
行使購股權而發行之股份		0.6	–
一間附屬公司發行予少數股東之股份		–	0.1
償還貸款		(517.5)	(277.6)
附屬公司支付予少數股東之股息		(29.8)	(26.5)
支付予股東之股息		(4.1)	–
受限制現金減少		4.5	11.2
融資活動之現金收入／(開支)淨額		54.7	(36.9)
現金及現金等值項目淨額之增加／(減少)		117.7	(29.6)
1月1日之現金及現金等值項目		186.6	233.3
匯兑折算		(8.3)	(17.1)
12月31日之現金及現金等值項目		296.0	186.6
代表			
現金及現金等值項目		296.0	186.6

(i) *參閱附註2(B)。*

(ii) *營運資金變動不包括因收購及出售附屬公司而導致之變動。*

綜合現金流量表

	附註	截至12月31日止年度 2005 百萬美元	2004 (重新列示)[i] 百萬美元
除稅前溢利			
來自持續業務		165.4	181.3
來自一項已終止業務		–	18.8
就下列各項調整：			
利息開支		115.2	126.6
折舊		62.6	53.1
匯兑及衍生工具虧損淨額		42.0	33.4
攤薄於一間附屬公司及一間聯營公司權益之虧損		6.3	3.0
以權益支付購股權之開支		5.2	4.4
確認預付土地費用		4.2	2.2
出售物業及設備之虧損／(收益)		0.7	(1.8)
商譽攤銷		–	1.5
出售一項已終止業務收益		–	(17.1)
減持投資之收益淨額		–	(11.0)
應佔聯營公司溢利減虧損			
來自持續業務		(137.7)	(85.9)
來自一項已終止業務		–	(1.7)
其他非流動資產(增加)／減少		(16.6)	24.5
種植園公平價值變動之收益		(12.3)	(1.7)
利息收入		(7.9)	(14.7)
遞延負債及撥備之開支		–	(17.5)
可供出售資產／投資之股息收入		(1.0)	–
其他		(26.3)	(5.9)
於營運資金變動前之經營溢利		199.8	291.5
應付賬款、其他應付款項及應計款項增加／(減少)		49.0	(48.0)
應收賬款、其他應收款項及預付款項減少		18.8	29.6
已抵押存款減少		–	1.9
存貨增加		(41.0)	(1.9)
營運產生之現金收入淨額[ii]		226.6	273.1
已收利息		7.6	14.8
已付利息		(101.6)	(120.8)
已付稅款		(42.4)	(41.5)
經營活動之現金收入淨額		90.2	125.6

公司權益變動表

	已發行 股本 百萬美元	股份溢價 百萬美元	已發行 購股權 百萬美元	實繳盈餘 百萬美元	保留盈利／ (累計虧損) 百萬美元	總計 百萬美元
2004年1月1日結算	31.9	958.2	–	173.8	(231.9)	932.0
年內溢利淨額，重新列示	–	–	–	–	130.3	130.3
以權益支付購股權之安排	–	–	4.4	–	–	4.4
2004年12月31日結算，(重新列示)[i]	31.9	958.2	4.4	173.8	(101.6)	1,066.7
2004年12月31日結算						
如前公布	31.9	958.2	–	173.8	(97.2)	1,066.7
前年度調整	–	–	4.4	–	(4.4)	–
重新列示[i]	31.9	958.2	4.4	173.8	(101.6)	1,066.7
年內溢利淨額	–	–	–	–	350.8	350.8
行使購股權而發行之股份	–	0.9	(0.3)	–	–	0.6
以權益支付購股權之安排	–	–	5.2	–	–	5.2
中期股息	–	–	–	–	(4.1)	(4.1)
2005年12月31日結算	31.9	959.1	9.3	173.8	245.1	1,419.2

(i) 參閱附註2(B)。

	母公司權益持有人應佔權益									
	已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益	現金流量對沖之未變現收益	匯兌儲備	累積虧損	總計	少數股東權益	權益總額
	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元
2004年12月31日結算										
如前公布	31.9	958.2	–	–	–	(59.8)	(635.7)	294.6	365.1	659.7
前年度調整	–	–	4.4	–	–	–	(71.6)	(67.2)	(1.4)	(68.6)
重新列示[(i)]	31.9	958.2	4.4	–	–	(59.8)	(707.3)	227.4	363.7	591.1
就採納香港會計準則第39號之調整[(i)]	–	–	–	1.7	–	–	32.1	33.8	–	33.8
2005年1月1日結算：重新列示	31.9	958.2	4.4	1.7	–	(59.8)	(675.2)	261.2	363.7	624.9
2005年之權益變動：										
換算海外業務之匯兌差額	–	–	–	–	–	9.7	–	9.7	(17.8)	(8.1)
可供出售資產之未變現收益	–	–	–	4.7	–	–	–	4.7	3.7	8.4
現金流量對沖之未變現收益	–	–	–	–	4.0	–	–	4.0	–	4.0
收購少數股東權益	–	–	–	–	–	–	(0.7)	(0.7)	(23.3)	(24.0)
直接於權益確認之收入及開支淨額	–	–	–	4.7	4.0	9.7	(0.7)	17.7	(37.4)	(19.7)
年內溢利淨額	–	–	–	–	–	–	103.0	103.0	35.8	138.8
年內確認之收入及開支總額	–	–	–	4.7	4.0	9.7	102.3	120.7	(1.6)	119.1
攤薄於一間聯營公司之權益	–	–	–	–	–	(0.8)	–	(0.8)	–	(0.8)
收購附屬公司	–	–	–	–	–	–	–	–	0.8	0.8
應佔權益變動	–	–	–	–	–	–	–	–	(9.2)	(9.2)
支付予少數股東之股息	–	–	–	–	–	–	–	–	(29.8)	(29.8)
行使購股權而發行之股份	–	0.9	(0.3)	–	–	–	–	0.6	–	0.6
以權益支付購股權之安排	–	–	5.2	–	–	–	–	5.2	–	5.2
中期股息	–	–	–	–	–	–	(4.1)	(4.1)	–	(4.1)
2005年12月31日結算	31.9	959.1	9.3	6.4	4.0	(50.9)	(577.0)	382.8	323.9	706.7

(i) 參閱附註2(B)。

綜合權益變動表

	母公司權益持有人應佔權益									
	已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益	現金流量對沖之未變現收益	匯兌儲備	累積虧損	總計	少數股東權益	權益總額
	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元
2004年1月1日結算										
如前公布	31.9	958.2	–	–	–	(3.4)	(935.6)	51.1	376.7	427.8
前年度調整	–	–	–	–	–	–	(61.0)	(61.0)	(1.1)	(62.1)
新列示	31.9	958.2	–	–	–	(3.4)	(996.6)	(9.9)	375.6	365.7
2004年之權益變動：										
換算海外業務之匯兌差額	–	–	–	–	–	(23.2)	–	(23.2)	(31.9)	(55.1)
直接於權益確認之開支淨額	–	–	–	–	–	(23.2)	–	(23.2)	(31.9)	(55.1)
年內溢利淨額：重新列示	–	–	–	–	–	–	123.9	123.9	44.3	168.2
年內確認之收入及開支總額	–	–	–	–	–	(23.2)	123.9	100.7	12.4	113.1
攤薄及出售附屬及聯營公司之權益	–	–	–	–	–	(33.2)	165.4	132.2	–	132.2
收購附屬公司	–	–	–	–	–	–	–	–	7.7	7.7
應佔權益變動	–	–	–	–	–	–	–	–	(5.5)	(5.5)
支付予少數股東之股息	–	–	–	–	–	–	–	–	(26.5)	(26.5)
以權益支付購股權之安排	–	–	4.4	–	–	–	–	4.4	–	4.4
2004年12月31日結算（重新列示）[1]	31.9	958.2	4.4	–	–	(59.8)	(707.3)	227.4	363.7	591.1

公司資產負債表

	附註	12月31日結算 2005 百萬美元	2004 (重新列示)[i] 百萬美元
非流動資產			
附屬公司	*14*	746.8	694.2
應收附屬公司款項	*14(A)*	1,534.8	1,169.9
		2,281.6	1,864.1
流動資產			
現金及現金等值項目	22	189.2	27.0
其他應收款項及預付款項		0.4	–
		189.6	27.0
流動負債			
應付賬款及應計款項		5.3	8.7
流動資產淨額		184.3	18.3
資產總值減流動負債		2,465.9	1,882.4
權益			
已發行股本	*29*	31.9	31.9
其他儲備		1,142.2	1,136.4
保留溢利/(累積虧損)		245.1	(101.6)
母公司權益持有人應佔權益		1,419.2	1,066.7
非流動負債			
應付附屬公司款項	*14(B)*	1,046.7	815.7
		1,046.7	815.7
		2,465.9	1,882.4

(i) 參閱附註2(B)。

	附註	12月31日結算 2005 百萬美元	2004 (重新列示)[i] 百萬美元
權益			
已發行股本	29	31.9	31.9
其他儲備	30	927.9	902.8
累積虧損		(577.0)	(707.3)
母公司權益持有人應佔權益		382.8	227.4
少數股東權益	31	323.9	363.7
權益總額		706.7	591.1
非流動負債			
長期債務	26	744.2	761.2
遞延負債及撥備	28	92.7	107.1
遞延税項負債	20	114.1	111.8
衍生工具負債	32	39.3	–
		990.3	980.1
		1,697.0	1,571.2

(i)　參閱附註2(B)。

綜合資產負債表

	附註	12月31日結算 2005 百萬美元	2004 (重新列示)[i] 百萬美元
非流動資產			
物業及設備	12	622.9	647.4
種植園	13	169.0	147.4
聯營公司	15	381.7	168.9
應收賬款、其他應收款項及預付款項	16	11.7	9.2
商譽	17	32.7	36.5
預付土地費用	18	34.5	41.0
可供出售資產／長期投資	19	2.7	11.5
遞延税項資產	20	15.4	5.8
受限制現金	33(G)	—	4.7
其他非流動資產	21	130.8	242.4
		1,401.4	1,314.8
流動資產			
現金及現金等值項目	22	296.0	186.6
受限制現金	33(G)	4.7	4.5
可供出售資產／短期投資	19	52.4	21.4
應收賬款、其他應收款項及預付款項	16	286.7	360.0
存貨	23	303.0	281.4
待售非流動資產	24	2.9	—
		945.7	853.9
流動負債			
應付賬款、其他應付款項及應計款項	25	278.6	264.3
短期債務	26	345.0	288.9
税項準備	27	11.2	26.2
遞延負債及撥備之即期部份	28	15.3	18.1
		650.1	597.5
流動資產淨額		295.6	256.4
資產總值減流動負債		1,697.0	1,571.2

	附註	截至12月31日止年度 2005 美仙	2004 (重新列示)[i] 美仙
母公司權益持有人應佔每股盈利	*11*		
基本			
－持續業務溢利		3.23	3.30
－一項已終止業務溢利		－	0.59
－年內溢利		3.23	3.89
攤薄			
－持續業務溢利		3.17	不適用
－一項已終止業務溢利		－	不適用
－年內溢利		3.17	不適用

(i)　參閱附註2(B)。

2. 截至二零零五年十二月三十一日止兩年之經審核綜合財務報表

以下為本公司截至二零零五年十二月三十一日止兩年之經審核綜合財務報表（連同有關附註）（摘錄自本公司截至二零零五年十二月三十一止年度之年報）：

綜合損益計算表

	附註	截至12月31日止年度 2005 百萬美元	2004 （重新列示）(i) 百萬美元
營業額	4	1,986.1	2,054.6
銷售成本		(1,511.7)	(1,536.1)
毛利		474.4	518.5
權益攤薄及減持投資之（虧損）／收益淨額		(6.3)	8.0
分銷成本		(175.0)	(172.2)
行政開支		(128.3)	(126.7)
其他經營開支淨額		(29.8)	(20.3)
借貸成本淨額	5	(107.3)	(111.9)
應佔聯營公司溢利減虧損		137.7	85.9
除税前溢利	6	165.4	181.3
税項	7	(26.6)	(31.9)
年內持續業務溢利		138.8	149.4
年內一項已終止業務溢利	8	–	18.8
年內溢利		138.8	168.2
以下者應佔：			
母公司權益持有人	9	103.0	123.9
少數股東權益		35.8	44.3
		138.8	168.2
普通股股息	10		
中期－每股0.13美仙（2004：無）		4.1	–
末期擬派－每股0.26美仙（2004：無）		8.2	–
總額		12.3	–

本集團之資產及負債

	12月31日結算		
	2005	2004	2003
	百萬港元	*百萬港元*	*百萬港元*
	(經審核)	(經審核)	(經審核)
資產總值	18,307.4	16,915.9	17,265.3
減:			
負債總額	12,795.1	12,305.3	13,928.4
少數股東權益	2,526.5	2,836.9	2,938.3
資產淨值	2,985.8	1,773.7	398.6

附註: 本集團之財務報表乃遵照香港會計師公會所頒布之香港財務報告準則(當中亦包括會計實務準則及詮釋)及香港公認會計準則而編製。由於香港會計師公會頒布於二零零五年一月一日或之後開始之會計期間生效之多項新及經修訂香港會計準則及香港財務報告準則,香港公認會計準則於二零零五年有重大更改。主要變動已概列於本附錄第70至74頁之截至二零零五年十二月三十一日止兩年之綜合財務報表附註2(B)內。

1. 截至二零零五年十二月三十一日止三年之財務業績概要

下文為本公司截至二零零五年十二月三十一日止三年之經審核綜合業績概要，乃根據本公司相關已刊發年報編製。本公司截至二零零五年十二月三十一日止三年各年年報內所載安永會計師事務所（執業會計師）核數師之報告書並無保留意見。於截至二零零五年十二月三十一日止三年之綜合財務報表內，並無影響本公司之特殊或非經常項目。

	截至12月31日止年度		
	2005 百萬港元 （經審核）	2004 百萬港元 （經審核）	2003 百萬港元 （經審核）
營業額	15,491.6	16,025.9	16,862.0
除税前溢利	1,290.1	1,414.2	1,327.6
税項	(207.5)	(248.8)	(274.6)
年內持續業務溢利	1,082.6	1,165.4	1,053.0
年內一項已終止業務溢利	–	146.6	–
未計少數股東權益前溢利	1,082.6	1,312.0	1,053.0
少數股東權益	(279.2)	(345.6)	(475.0)
母公司權益持有人應佔溢利	803.4	966.4	578.0
普通股股息			
中期－每股0.13美仙（1.00港仙）（2004及2003：無）	32.0	–	–
末期－每股0.26美仙（2.00港仙）（2004及2003：無）	63.9	–	–
	95.9	–	–
每股盈利*			
－基本	25.19港仙	30.34港仙	18.17港仙
－攤薄	24.73港仙	不適用	不適用

* *截至二零零五年十二月三十一日止年度之每股基本盈利乃按年內母公司權益持有人應佔溢利八億三百四十萬港元，及年內已發行普通股加權平均股數三十一億八千六百七十萬股計算。*

截至二零零五年十二月三十一日止年度之每股攤薄盈利乃按：(i)相當於年內母公司權益持有人應佔溢利八億三百四十萬港元，經假設(a)本公司行使期權以增加其於Level Up! International Holdings Pte Ltd之權益及(b)轉換Philippine Long Distance Telephone Company所發行具攤薄影響之可換股優先股及購股權所導致之應佔聯營公司溢利減虧損減少九百四十萬港元調整及(ii)相等於用於計算每股基本盈利之年內已發行普通股加權平均數三十一億八千六百七十萬股加上假設年內所有本公司之購股權被視為獲行使而按零代價發行普通股之加權平均數二千八百四十萬股之股份基礎計算。

(m) 在作出決定時，獨立股東或獨立購股權持有人應倚賴其本身對收購人、本集團及收購建議之條款（包括所涉及之好處及風險）所作出之研究。綜合文件之內容（包括所載之任何一般意見及推薦建議連同有關接納表格）不應被視為本公司、收購人或聯昌國際方面所提出之法律或商業意見。獨立股東或獨立購股權持有人可向本身之律師或財務顧問諮詢法律或財務意見。

(n) 根據收購守則，如收購建議獲延長或修訂，有關延長或修訂之公佈將載列下一個截止日期，而收購建議將於向獨立股東及獨立購股權持有人寄發延長或修訂通知書日期起之不少於14日內可供接納及除非獲事先延長或修訂，將於下一個截止日期截止。倘收購人修訂股份收購建議及／或購股權收購建議之條款，則所有獨立股東及／或獨立購股權持有人（不論彼等已接納股份收購建議或購股權收購建議（視情況而定））將可享有經修訂條款所賦予之權利。收購建議之任何有利修訂將適用於任何先前已接納股份收購建議及／或購股權收購建議（視情況而定）之任何股東及／或任何購股權持有人。任何股東或代表任何股東（先前已接納股份收購建議）或任何購股權持有人或代表購股權持有人（先前已接納購股權收購建議）（視情況而定）簽立任何白色接納表格或任何黃色接納表格（視情況而定）被視為構成接納經修訂股份收購建議或購股權收購建議（視情況而定），惟有關持有人有權撤回其接納及正式撤回除外。然而務須注意收購人無意在收購建議並無在該日期或之前成為無條件的情況下將收購建議期延長至最後截止日期之後，亦無意修改股份收購價或購股權收購價。

(o) 本綜合文件及接納表格之中英文版本在詮釋上如有任何歧義，概以英文版為準。

(h) 因接納股份收購建議而產生之賣方從價印花稅為就有關接納應付之款額或(如為更高額)根據香港法例第117章印花稅條例由印花稅署署長決定為收購股份價值之0.1%，將從應付予接納股東之款額中扣除。收購人(作為股份收購建議項下之股份買方)亦將繳付應付之印花稅。

(i) 收購人尚未決定能否引用根據百慕達1981年公司法所賦予之任何權利，於收購建議結束後強制性收購任何已發行之股份。

(j) 倘獨立股東或獨立購股權持有人為香港以外司法權區之公民或居民或國民，應自行全面地了解及遵守任何適用法例之規定。該等人士如欲接納收購建議，須自行完全遵守有關司法權區有關接納收購建議之法例及監管規定，包括獲得任何可能需要之政府同意、外匯管制或任何其他方面之同意，或遵守其他必需之手續或法律規定，並支付該司法權區之任何發行費用、過戶費用、其他適用稅項或其他政府付款。

(k) 任何人士接納收購建議，將被視為該等人士保證彼等根據所有適用法例獲准收取及接納收購建議(包括任何有關修訂)，而有關接納根據所有適用法例為有效及具約束力。

(l) 受收購守則規限，收購人及聯昌國際保留權利以公告或在香港印刷及流通之任何日報刊登付費廣告之方式，將任何事項(包括作出收購建議)通知全部或任何登記地址在香港境外之獨立股東或獨立購股權持有人，或收購人或聯昌國際知悉將為該等人士之代名人、受託人或保管人之人士；於此情況下，有關通知須視為已充份作出論，而毋須理會任何該等獨立股東或獨立購股權持有人是否並無接獲或閱覽有關通知，而本綜合文件對書面通知之提述亦應如此詮釋。

(b) 倘收購人未能遵守本附錄「公告」一段所載之規定，執行人員可要求向已交回接納收購建議之股東及購股權持有人，按執行人員接納之條款授予撤回接納之權利，直至該段所載之規定符合為止。

6. 一般事項

(a) 所有由股東或購股權持有人送交或向彼等發出或來自彼等之通訊、通告、接納表格、股票或購股權證書（如有）、過戶收據、任何其他所有權文件或彌償保證及款項，概由彼等（或彼等指定之代理人）送交或向彼等發出或來自彼等，並由彼等（或彼等指定之代理人）承擔郵誤風險，而本公司、收購人、聯昌國際或股份過戶處或彼等各自之任何代理人概不會承擔任何郵遞損失之任何責任或可能由此引起之任何其他責任。

(b) 隨附接納表格所載條文為收購建議之條款其中部分。

(c) 意外漏派本綜合文件及／或接納表格或其中任何一份文件予任何應獲提呈收購建議之人士，將不會導致收購建議在任何方面失效。

(d) 收購建議及所有接納將受香港法例規限，並按其詮釋。

(e) 本綜合文件及接納表格所述收購建議一詞，包括收購建議之任何修訂或延期。

(f) 正式簽署接納表格，將構成授權任何董事或本公司可能指定之有關人士，代表接納收購建議之人士，填妥及簽署任何文件及採取任何其他必須或適當之行動，使已接納收購建議人士之股份歸收購人或其所指定之有關人士所有。

(g) 任何人士接納收購建議，將被視為向收購人保證，根據收購建議收購該等人士出售之股份及購股權概不附帶任何第三方權利、留置權、索償、抵押、衡平權、產權負擔之限制，連同股份所積累或所附之一切權利，包括(但不限於）有權收取於聯合公告日期或之後就股份所宣派、派付或作出之所有未來股息或其他分派。購股權持有人一旦接納購股權收購建議，即須放棄並向本公司交出彼等就購股權之一切現有權利，該等購股權隨後將註銷及終止存在。

4. 公告

(a) 收購人須於二零零六年六月二日(即首個截止日期)下午六時正或經執行人員同意之較後時間及／或日期前,通知執行人員及聯交所其有關修訂或延長收購建議或收購建議屆滿之意向。收購人須於首個截止日期下午七時正前透過聯交所網站發表公告,聲明修訂或延長收購建議或收購建議屆滿。收購人亦須於下一營業日根據下文(b)項之規定再行發表有關公告。

有關公告須列明:

(i) 所收到接納股份收購建議所涉及之股份總數;

(ii) 所收到接納購股權收購建議所涉及之購股權總數;

(iii) 收購人或其一致行動人士於收購建議期間之前持有、控制或指示之股份及購股權總數;及

(iv) 收購人或其一致行動人士於收購建議期間收購或同意收購之股份及購股權總數。

有關公告亦須列明該等股份及購股權數目所佔本公司已發行股本及本公司投票權之百分比。

(b) 根據收購守則及上市規則之規定,有關該等收購協議之所有公告(執行人員及聯交所已確認對此並無進一步意見),將於最少一份主要英文報章及一份主要中文報章付費刊登,而兩者均須為每日發行及遍銷香港之報章。

5. 撤回權利

(a) 除下文(b)項所列之情況或遵照收購守則第17條(該條訂明倘若收購建議於首個截止日期時並無就接納而言成為無條件,則接納人有權於首個截止日期起計21日後撤回接納)外,收購建議一經股東及購股權持有人(視情況而定)提交接納,將不可撤回,亦不可撤銷。

2. 支付

任何接納股東及／或購股權持有人根據收購建議可獲得之代價將按照有關收購建議之條款悉數支付（有關支付賣方之從價印花稅除外），而不論有否任何留置權、對銷權、反索償或收購人可以或聲稱可以向有關接納股東及／或購股權持有人要求之其他類似權利。

有關根據收購建議購入收購股份及購股權之應付代價款項將盡快且無論如何於股份過戶處（適用於股份收購建議）及本公司之公司秘書（適用於購股權收購建議）收到所有有關文件以使有關接納根據收購建議完成及有效之日期，或收購建議成為或宣佈成為無條件之日期（以較後者為準）起計10日內以平郵寄交接納股東及購股權持有人，郵誤風險概由彼等承擔。

倘收購建議並無成為無條件並失效，則股票及／或購股權證書（如有）及／或任何根據收購建議提交之任何其他所有權文件將根據收購守則盡快且無論如何於10日內退還予接納收購建議之股東及／或購股權持有人。

3. 接納期間

除非收購建議先前在執行人員同意下經修訂或延期，或先前已成為或宣佈為無條件，否則所有接納表格須於二零零六年六月二日星期五（即首個截止日期）下午四時正之前接獲。根據收購守則第15.3條，倘若收購建議成為或宣佈為無條件，應於其後不少於14日內維持可供接納。收購建議一旦成為或宣佈為無條件，收購人將發出公告。**收購人無意延長收購建議之期限。**

接納必須按有關接納表格印列之指示，於首個截止日期下午四時正前由股份過戶處（適用於股份收購建議）及本公司（適用於購股權收購建議）收到，接納方為有效。

(ii) 由登記股東或其遺產代理人作出（倘有關接納涉及本(d)段並無計及之股份，則以所登記之持股數額為限）；或

(iii) 經股份過戶處或聯交所核證。

倘為登記股東以外之人士簽立**白色**股份接納及過戶表格，須同時提交適當且獲股份過戶處信納之授權憑證文件。

(e) 送交之任何**白色**股份接納及過戶表格、股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證）概不獲發收訖通知。

(f) 股份過戶處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室。

B. 購股權收購建議

(a) 閣下如欲接納購股權收購建議，務請按表格印備指示（該等指示構成購股權收購建議條款及條件其中部分）填妥**黃色**接納及註銷尚未行使購股權表格。該表格可於本公司之總辦事處兼主要營業地點索取，地址為香港中環康樂廣場八號交易廣場第二座二十四樓。

(b) 務請將填妥之**黃色**接納及註銷尚未行使購股權表格，連同註明尚未行使購股權數目（不少於　閣下擬接納購股權收購建議所涉及之尚未行使購股權數目）之有關購股權證書（如有）盡快郵寄或送交予本公司之公司秘書，地址為香港中環康樂廣場八號交易廣場第二座二十四樓，信封面註明「第一太平收購建議」，惟於任何情況下須於二零零六年六月二日星期五（即首個截止日期）下午四時正或收購人根據收購守則可能訂定及公佈之較後時間及／或日期前按上述地址送交本公司之公司秘書。

(b) 如　閣下欲就　閣下之股份接納股份收購建議，但暫時未能交出及／或已遺失有關股份之股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證），亦應填妥**白色**股份接納及過戶表格並連同聲明　閣下遺失或暫時未能交出一份或多份股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證）之函件送交股份過戶處。倘　閣下尋獲或可交出該等文件，則有關股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證）應於隨後盡快送交股份過戶處。倘　閣下遺失股票，應另致函股份過戶處索取彌償保證書，按指示填妥後交回股份過戶處。

(c) 如　閣下欲就　閣下之股份接納股份收購建議，但已將股份之過戶表格以　閣下之名義送往登記，而尚未收到　閣下之股票，亦應填妥**白色**股份接納及過戶表格，連同已由　閣下正式簽署之過戶收據一併送交股份過戶處。此舉將被視為授權收購人及／或聯昌國際及／或彼等各自之代理人代表　閣下在有關股票發出時向本公司為股份過戶處代為領取股票，並將該等股票送交股份過戶處，猶如該等股票已連同**白色**股份接納及過戶表格一併送交股份過戶處。

(d) 只有股份過戶處於二零零六年六月二日星期五（即首個截止日期）下午四時正或收購人根據收購守則可能訂定及公佈之較後時間及／或日期前收訖已填妥之**白色**股份接納及過戶表格，且達成以下事項，股份收購建議之接納方會被當作有效：

(i) 隨附有關股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證），及倘該等股票不屬　閣下名下，則可確立　閣下成為有關股份登記持有人之權利之其他文件；或

1. 接納之其他手續

A. 股份收購建議

(a) 如 閣下欲就 閣下之股份接納股份收購建議，但有關股份之股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證）乃以代理人公司或 閣下以外之其他名義登記，則 閣下必須：

(i) 將 閣下之股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證）送交代理人公司或其他代理人，並授權該代理人代表 閣下接納股份收購建議，及要求該代理人將填妥之**白色**股份接納及過戶表格，連同有關股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證）一併送交股份過戶處；或

(ii) 透過股份過戶處安排本公司以 閣下名義登記股份，並將填妥之**白色**股份接納及過戶表格連同有關股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證）一併送交股份過戶處；或

(iii) 如 閣下已透過中央結算系統將股份寄存於 閣下之經紀／託管銀行，則請指示 閣下之經紀／託管銀行授權香港中央結算（代理人）有限公司代表 閣下，於香港中央結算（代理人）有限公司所定最後限期或之前接納股份收購建議。 閣下應諮詢 閣下之經紀／託管銀行處理 閣下指示所需之時間，並在 閣下之經紀／託管銀行要求時提交 閣下之指示，以趕及香港中央結算（代理人）有限公司所定最後限期；或

(iv) 如 閣下之股份已存入 閣下於中央結算系統之投資者戶口持有人賬戶，則請於香港中央結算（代理人）有限公司所設之截止日期或之前經中央結算系統電話系統或中央結算系統互聯網系統發出授權指示。

意見及推薦建議

經考慮上述主要因素及理由，吾等認為股份收購建議及購股權收購建議之條款對獨立股東及獨立購股權持有人皆**非**公平合理。誠如上文所述，吾等認為收購人僅為遵守法規而非為增購股份或購股權而提出收購建議。因此，吾等建議獨立股東**不要**接納股份收購建議。同樣道理，吾等建議獨立購股權持有人**不要**接納購股權收購建議。獨立股東或獨立購股權持有人皆毋須就此採取行動。

此　致

香港
中環
康樂廣場八號
交易廣場第二座二十四樓
第一太平有限公司
獨立董事委員會　台照

代表
新百利有限公司
主席
邵斌
謹啟

二零零六年五月十二日

附註： 於本函件內，為方便說明，美元乃分別按1.00美元兌7.80港元、1.00美元兌8,785盧布及1.00美元兌51.775披索之概約匯率分別轉換為港元、盧布及披索。概不表示或保證以為港元、披索、盧布及美元列值之款項可按該等匯率或任何其他匯率兌換。

吾等認為股份建議並不吸引。股份收購價較：

- 股份於直至最後交易日前之十個交易日（包括該日）之平均收市價每股3.20港元折讓約31.20%；
- 股份於最後可行日期在聯交所之收市報價每股3.825港元折讓約42.48%；
- 股份於二零零五年十二月三十一日之每股經調整資產淨值約4.21港元折讓約47.74%；及
- 以二零零五年之每股股份基本盈利計，市盈率約8.7倍。

貴集團截至二零零五年十二月三十一日止年度之溢利主要來自PLDT。由於 貴集團特有之業務性質，吾等並未找到其他香港上市公司可用於與 貴公司比較，從而評價市盈率及股份收購建議之其他條款。 貴公司為恒生香港小型指數之成份股。此項指數於最後可行日期之市盈率約為10.61倍，某程度上高於上述股份收購價代表之約8.7倍市盈率，換句話說，股份收購建議並非按恒生香港小型指數之水平對 貴集團之盈利作為估值。雖然如以上所述，因 貴公司有別於此項指數之其他成份股（接近市值除外）之特點，吾等並未看重此項因素。

由於每份購股權0.44港元之購股權收購價乃參考股份收購價而計算，故吾等亦基於相同原因而認為購股權收購建議並不吸引。

收購人已表明不會提高股份收購價及購股權收購價。董事已表明無意接受收購建議。若接納股份收購建議，獨立股東將無法在市場買賣股份。除非收購人及其一致行動人士控制逾50%之股份（吾等目前認為機會不大），否則股份收購建議概不會成為無條件。吾等亦認為股份收購建議不大可能對股份之25%最低公眾持股量規定構成任何壓力又或上述之強制性收購條文會被引用。

雖然股份收購建議為確保股東可按固定價格變現股份之機會，惟如上文所述，吾等認為此價格並不吸引。有意將彼等之投資套現之獨立股東亦大可在市場上以遠較每股股份2.20港元之股份收購價為高的價格變現投資。因此，有意出售投資之獨立股東宜細心留意股份之市價及交投量。於最後可行日期，每股股份收報3.825港元。同樣道理，有意將投資套現之獨立購股權持有人亦可考慮根據購股權計劃行使購股權，然後在市場出售獲發行之股份。

整體而言，除二零零五年八月外，股份於二零零五年五月至二零零六年四月期間之每月成交量溫和，佔全部已發行股份不足6%，佔公眾持有之股份亦不足11%。吾等認為二零零五年八月之成交量增加可能是因為　貴公司於二零零五年八月四日發表報章公佈，表示PLDT截至二零零五年六月三十日止六個月之綜合純利較對上一年同期上升約35%。

討論及分析

貴公司多年來一直由三林家族（根據收購守則屬一致行動人士）所控制。收購建議之出現是因為三林家族重組權益，據此，林逢生先生明顯成為控股股東。此重組之條款（特別是價格）是該家族與一致行動成員所達致，當中考慮到林逢生先生收購之權益屬私人公司之少數股東權益，故有關權益並不流通。

按「透視」基準計算，就該等私人公司支付之價格為每股股份2.20港元。根據收購守則之條款，由於　貴公司之控制權已由整個三林家族（屬一致行動人士）轉移至林逢生先生手上，故特別需要按控制權視作易手之價格（即每股股份2.20港元）向獨立股東提出股份收購建議。收購人亦須向獨立購股權持有人提出購股權收購建議，而在香港提出有關購股權收購建議之慣常做法為以每股2.20港元之股份收購價減去每股股份1.76港元之購股權行使價後所得之數（即每份購股權0.44港元）作為出價。

股份收購價較股份最近之平均收市價折讓約30%。惟考慮到導致收購建議之情況，特別是林逢生先生收購之私人公司權益並不流通，故吾等對於股份收購價低於市價並不感到意外。林逢生先生已表明提出收購建議旨在符合收購守則之規定，而非增購股份或購股權。

貴集團最近已刊發二零零五年年報，其中顯示　貴集團之股東應佔綜合純利達約803,400,000港元。　貴集團與別不同之處在於，截至二零零五年十二月三十一日，　貴集團約15%之經審核資產總值來自於菲律賓上市之聯營電訊公司PLDT，而70%來自於印尼上市並從事消費性食品業務之附屬公司Indofood。倘若以市值衡量，則PLDT之權益可說居　貴集團各項資產之首。若以市價計算此等權益並作出其他主要關乎到市場之調整，　貴集團於二零零五年十二月三十一日之經調整價值約為1,700,000,000美元（相等於約每股股份4.21港元）。倘若於二零零六年四月二十八日進行相若分析，則結果將為每股股份約5.12港元。吾等認為二零零五年賬目反映　貴集團之整體狀況良好。

(ii) 股份成交量

下表載列於二零零五年五月至二零零六年四月止期間內股份之每月總成交量、股份之每月總成交量佔全部已發行股份之百分比及股份之每月總成交量佔公眾持股量之百分比：

	股份之每月總成交量 (附註1)	股份之每月總成交量佔全部已發行股份之百分比 (附註2)	股份之每月總成交量佔公眾持股量之百分比 (附註3)
二零零五年			
五月	112,394,015	3.53%	6.43%
六月	176,023,156	5.52%	10.07%
七月	72,225,554	2.27%	4.13%
八月	213,088,694	6.69%	12.19%
九月	73,632,448	2.31%	4.21%
十月	57,117,825	1.79%	3.26%
十一月	96,362,898	3.02%	6.88%
十二月	62,876,249	1.97%	4.60%
二零零六年			
一月	62,649,653	1.96%	4.58%
二月	113,260,737	3.55%	8.28%
三月	79,144,792	2.48%	5.78%
四月	67,021,291	2.10%	5.02%

附註：

1. 資料來源：彭博通訊社。

2. 根據於各月月結之已發行股份數目計算（二零零五年五月至二零零五年八月：3,185,993,003股股份；二零零五年九月：3,186,235,003股股份及二零零五年十月至二零零六年四月：3,188,833,003股股份）。

3. 根據公眾股東於各月月結時持有之已發行股份數目（乃參考聯交所網站上刊登之 貴公司財務報告及企業主要股東通知而得出）計算（二零零五年五月至二零零五年八月：1,748,308,152股股份；二零零五年九月：1,748,308,152股股份；二零零五年十月：1,751,148,152股股份；二零零五年十一月：1,400,758,360股股份；二零零五年十二月至二零零六年三月：1,368,155,005股股份及二零零六年四月：1,336,065,765股股份）。

股份收購價較：

(a) 股份於最後交易日在聯交所報價之收市價每股股份3.25港元折讓約32.31%；

(b) 股份於直至及包括最後交易日前之五個交易日之股份平均收市價每股股份約3.25港元折讓約32.31%；

(c) 股份於直至及包括最後交易日前之十個交易日之股份平均收市價每股股份約3.198港元折讓約31.20%；

(d) 股份於二零零五年五月一日起至最後交易日（包括該日）約一年期間之股份平均收市價每股股份約2.802港元折讓約21.48%；

(e) 貴公司截至二零零五年十二月三十一日止年度的年報所披露於二零零五年十二月三十一日的每股股份經調整資產淨值約4.21港元折讓約47.74%；及

(f) 股份於最後可行日期在聯交所報價之收市價每股股份3.825港元折讓約42.48%。

股份收購價較上述收市價及不同期間之平均收市價有重大折讓。

以下表2列出該期間股價相對於恒生指數及恒生小型股指數（貴公司為其成份股）之表現。

表2


%
500
450
400
350
300
250
200
150
100
50
0
2/5/2003
2/6/2003
2/7/2003
2/8/2003
2/9/2003
2/10/2003
2/11/2003
2/12/2003
2/1/2004
2/2/2004
2/3/2004
2/4/2004
2/5/2004
2/6/2004
2/7/2004
2/8/2004
2/9/2004
2/10/2004
2/11/2004
2/12/2004
2/1/2005
2/2/2005
2/3/2005
2/4/2005
2/5/2005
2/6/2005
2/7/2005
2/8/2005
2/9/2005
2/10/2005
2/11/2005
2/12/2005
2/1/2006
2/2/2006
2/3/2006
2/4/2006
2/5/2006
日期
貴公司
恒生指數
恒生小型股指數

資料來源：彭博通訊社

如表1所示，股份自二零零五年一月中起逾一年之成交價均高於每股股份2.2港元之股份收購價。從表2可見，股份於該期間內的大部份時間之表現也較恒生指數及恒生小型股指數為佳。

總的來說，股份於該期間的收市價走勢向上。股份於二零零六年四月三日前（即緊隨　貴集團發表截至二零零五年十二月三十一日止年度業績公佈後之首個交易日）多受制於每股股份3港元之價位。其後股份之成交價介乎每股股份2.975港元至3.25港元，而於二零零六年四月二十一日則收報每股股份3.325港元。此為股份於二零零三年五月一日至二零零六年四月二十七日（即刊發聯合聲明之前之最後交易日）期間之最高收市價。吾等認為二零零六年四月三日至二零零六年四月二十一日期間之股份價格上升極可能是因為貴集團發表全年業績公佈及大市氣氛良好所推動。

十一日持有之Indofood股份與PLDT股份之總價值將分別約為565,500,000美元及1,704,300,000美元。倘以此等於二零零六年四月二十八日之價值取代上文所載於二零零五年十二月三十一日之價值， 貴公司之經調整價值及其每股股份經調整資產淨值（「再調整資產淨值」）將分別約16,324,600,000港元及5.12港元。由於Indofood與PLDT之市價有所更新而負債淨額及衍生工具負債等其他項目仍維持與二零零五年十二月三十一日一致，故每股5.12港元之再調整資產淨值對獨立股東及獨立購股權持有人資料來說僅屬約數。根據股份於二零零六年四月二十七日（股份於二零零六年四月二十八日暫停買賣以待刊發聯合公告）在聯交所之收市報價每股股份3.25港元及每股股份之股份收購價2.20港元計算，對每股股份之再調整資產淨值之折讓將分別約為36.52%及57.03%。

4. **股份於聯交所之買賣**

(i) 股價

以下表1列出每股股份於二零零三年五月一日起至最後可行日期（包括該日）止期間（「該期間」）在聯交所之每日收市報價。

表1


每股股份港元
4
3.5
3
2.5
2
1.5
1
0.5
0
股份收購價= 2.2港元
2/5/2003
2/6/2003
2/7/2003
2/8/2003
2/9/2003
2/10/2003
2/11/2003
2/12/2003
2/1/2004
2/2/2004
2/3/2004
2/4/2004
2/5/2004
2/6/2004
2/7/2004
2/8/2004
2/9/2004
2/10/2004
2/11/2004
2/12/2004
2/1/2005
2/2/2005
2/3/2005
2/4/2005
2/5/2005
2/6/2005
2/7/2005
2/8/2005
2/9/2005
2/10/2005
2/11/2005
2/12/2005
2/1/2006
2/2/2006
2/3/2006
2/4/2006
2/5/2006
日期

*資料來源：*彭博通訊社

按　貴公司二零零五年年報所摘錄，董事認為按以下基準得出之　貴集團相關價值如下：

百萬美元	*基準*	於十二月三十一日 二零零五年	二零零四年
PLDT	*(i)*	1,491.5	999.0
Indofood	*(i)*	407.0	378.6
Level Up	*(ii)*	15.0	–
總公司			
一債務淨額		(152.6)	(103.3)
一 衍生工具負債	*(iii)*	(39.3)	–
總額	*(iv)*	1,721.6	1,274.3
已發行股份數目（百萬）		3,188.8	3,186.0
調整後每股資產淨值			
一美元		0.54	0.40
一港元		4.21	3.12
收市股價（港元）		3.00	2.08
收市股價較調整後每股資產淨值之折讓(%)		28.7	33.3
股份收購價（港元）		2.20	2.20
股份收購價較調整後資產淨值之折讓(%)		47.7	29.5

(i) *有關價值乃將PLDT及Indofood於結算日之收市所報之股價乘以　貴集團持有之相關經濟權益而得出。*

(ii) *Level Up於二零零五年三月被　貴集團收購，其價值乃根據投資成本而釐定。*

(iii) *指可轉換票據期權部份的之公平價值。*

(iv) *貴集團於Metro Pacific或Mobile-8（為　貴集團持有約7.5%權益之印尼電訊公司）之投資並沒有分配應估價值，蓋有關投資已於　貴集團賬目內已被全數撇銷。*

根據Indofood與PLDT於二零零六年四月二十八日（四月份之最後交易日）之市價分別為每股1,130盧比及每股2,045披索計算，　貴集團於二零零五年十二月三

貴集團之種植園主要指為製造天然棕櫚油及橄欖油而種植之油棕櫚樹。其他非流動資產主要是尚未投入業務之資產、退稅申索及遞延費用。長期借貸包括 貴公司一全資附屬公司發行之193,100,000美元(面值為199,000,000美元)可轉換票據。可轉換票據按初步轉換溢價21%可轉換為PLDT之股份,即每股PLDT股份之轉換價為29.33美元。

於二零零五年十二月三十一日, 貴集團之負債對權益比率約為111.57%,乃將約788,500,000美元借貸淨額(即借貸總額減去現金及現金等值項目以及受限制現金之數)除以約706,700,000美元之股東應佔權益及少數股東權益所得之數。根據(i)綜合文件附錄二所載 貴集團於二零零六年三月三十一日之負債聲明及(ii) 貴集團於二零零五年十二月三十一日之經審核現金及現金等值項目、受限制現金及股東應佔權益及少數股東權益, 貴集團之負債對權益比率升至約119.70%而借貸淨額則約為845,900,000美元。

根據二零零五年十二月三十一日之股東應佔 貴集團經審核綜合資產淨值約382,800,000美元及當時之3,188,800,000股已發行股份計算,二零零五年十二月三十一日之每股股份賬面值達0.12美元(相等於約每股股份0.94港元)。

惟倘分別於菲律賓上市之PLDT及於印尼上市之Indofood按股份市價而非賬面值進行估值,則上述的低淨值及高負債的情況便會大為不同。

3. 二零零五年年報所示之 貴集團資產淨值及「基本價值」

下表為 貴集團於二零零五年十二月三十一日之經審核綜合資產負債表摘要，其全文載於本綜合文件附錄二：

	百萬美元
非流動資產	
物業及設備	622.9
種植園	169.0
聯營公司	381.7
應收賬款、其他應收款項及預付款項	11.7
商譽	32.7
預付土地費用	34.5
可供出售資產／長期投資	2.7
遞延稅項資產	15.4
其他非流動資產	130.8
	1,401.4
流動資產	
現金及現金等值項目	296.0
受限制現金	4.7
可供出售資產／短期投資	52.4
應收賬款、其他應收款項及預付款項	286.7
存貨	303.0
待售非流動資產	2.9
	945.7
流動負債	
應付賬款、其他應付款項及應計款項	(278.6)
短期借貸	(345.0)
稅項撥備	(11.2)
遞延負債及撥備之即期部份	(15.3)
	(650.1)
非流動負債	
長期借貸	(744.2)
遞延負債及撥備	(92.7)
遞延稅項負債	(114.1)
衍生工具負債	(39.3)
	(990.3)
少數股東權益	(323.9)
於二零零五年十二月三十一日之股東應佔經審核資產淨值	382.8

(i) 二零零四年財政年度

(a) 電訊

應佔聯營公司溢利減虧損由二零零三年之51,600,000美元增至二零零四年之87,800,000美元，主要原因為PLDT之經營業績隨著菲律賓手提電話市場擴張而改善，當中尤以無線業務為然。

(b) 消費性食品

消費性食品業務由Indofood經營。分部業績由二零零三年之184,700,000美元稍微改善至二零零四年之189,100,000美元，主要原因為Indofood之麵食業務面對的競爭加劇。

(c) 地產及運輸

Metro Pacific主要從事地產及運輸業務，因面對財務困難，其進行企業復興計劃，以減低負債水平及重振業務。地產及運輸業務之總收入及分部業績雙雙報跌。 貴集團於二零零三年分佔聯營公司之非經常性溢利約為20,000,000美元，乃因為多項減債措施及債務重整活動所錄得之收益。

(ii) 二零零五年財政年度

(a) 電訊

應佔聯營公司溢利減虧損由二零零四年之87,800,000美元改善至二零零五年之141,800,000美元，主要原因為PLDT取得更理想業績。年內，PLDT進行多項推廣活動，使無線服務之收入增加約10.40%。

貴集團於二零零五年三月收購Level Up之25%權益，因分佔Level Up之收購後虧損（主要來自Level Up之巴西及印度業務之起始成本），故錄得應佔負值約1,500,000美元。

(b) 消費性食品

二零零五年，消費食品之總收入減少約3.63%至1,923,400,000美元，分部業績則減少12.85%至164,800,000美元。總收入與分部業績倒退是因為宏觀環境不景氣，當地貨幣疲弱，燃料成本上升以及印尼食品業之競爭轉趨激烈所致。

(c) 地產及運輸

Metro Pacific於期內進行削債及企業復興計劃。二零零五年之燃料成本上升亦對運輸分部業績產生不利影響。因此，地產及運輸之分部業績依然疲弱。

	截至十二月三十一日止年度		
	二零零五年	二零零四年	二零零三年
	百萬美元	*百萬美元*	*百萬美元*
總收入			
－電訊*（附註1）*	–	–	–
－消費性食品	1,923.4	1,995.8	2,090.1
－地產及運輸	62.7	58.8	71.7
－總公司	–	–	–
	1,986.1	2,054.6	2,161.8
分部業績			
－電訊*（附註1）*	–	–	–
－消費性食品	164.8	189.1	184.7
－地產及運輸	28.8	34.2	62.1
－總公司	(58.6)	(16.0)	(25.8)
	135.0	207.3	221.0
借貸成本淨額	(107.3)	(111.9)	(115.8)
應佔聯營公司溢利減虧損			
－電訊	141.8	87.8	51.6
－消費性食品	(4.2)	(1.8)	(0.4)
－地產及運輸	0.1	(0.1)	20.1
－一項已終止業務	–	–	(6.3)
除稅前溢利	165.4	181.3	170.2
稅項	(26.6)	(31.9)	(35.2)
除稅後溢利*（附註2）*	–	–	135.0
年內持續業務溢利*（附註2）*	138.8	149.4	–
年內一項已終止業務溢利*（附註2）*	–	18.8	–
少數股東權益	(35.8)	(44.3)	(60.9)
貴公司權益持有人應佔溢利	103.0	123.9	74.1
貴公司權益持有人應佔每股盈利			
－基本（美仙）	3.23	3.89	2.33

附註：

(1) 電訊業務由　貴集團之聯營公司經營，故　貴集團並無確認收入或分部業績。

(2) 二零零四年之經審核賬目並無顯示持續業務與及一項已終止業務之溢利，二零零四年之經審核賬目僅披露除稅後溢利。

二零零六年三月二十七日，Metro Pacific宣佈資本結構調整及重組之計劃，透過削減股本來抵銷累計虧損，當中包括以Metro Pacific之股份換取一間新企業控股公司之股份。該新企業控股公司亦會進行供股以籌集約50,900,000美元。此計劃應可於二零零六年九月完成。倘若計劃順利完成，Metro Pacific將可擺脱以往之困局而站穩陣腳。

貴公司為恒生香港小型股指數之成份股。然而，吾等認為無論在業務或架構方面，恒生香港小型股指數之其他成份股公司與貴集團皆不盡相同。吾等亦已考慮在香港上市之綜合企業，惟無一具備與　貴集團相近之架構及業務。由於　貴公司之溢利主要來自聯營公司而此情況並不普遍，吾等並未找到其他香港上市公司可用作評估收購建議之條款的比較個案。

2.　貴集團過往之業績

下表為　貴集團截至二零零五年十二月三十一日止三年各年之經審核綜合業績摘要，乃摘錄自　貴集團二零零四年及二零零五年之年報。香港會計師公會已頒佈多項新訂及經修訂之香港財務報告準則及香港會計準則（「經修訂香港財務報告準則」），並於二零零五年一月一日或之後開始之會計期間生效。二零零四年之數字已根據經修訂香港財務報告準則調整，惟二零零三年之數字並無調整，蓋　貴公司認為重列有關數字並不切實可行。有關　貴集團之業績及財務資料的進一步詳情載於本綜合文件附錄二。

貴集團之主要投資包括Philippine Long Distance Telephone Company（「PLDT」，為 貴集團於其持有約24.5%經濟權益之聯營公司）、PT Indofood Sukses Makmur Tbk（「Indofood」，持有約51.5%權益之附屬公司）、Metro Pacific Corporation（「Metro Pacific」，持有約75.5%權益之附屬公司）及Level Up! International Holdings Pte Limited（「Level Up」，持有25.0%權益之聯營公司）。

貴集團聯營公司PLDT為菲律賓數一數二具市場領導地位之電訊公司，提供無線、固網電話、手提電話及資訊與通訊技術服務。二零零五年三月， 貴集團收購Level Up之25.0%股權。Level Up之主要業務為在新興市場提供網上遊戲。Level Up目前於菲律賓、巴西及印度經營業務。

貴集團附屬公司Indofood主要在印尼從事消費性食品之生產及分銷，包括麵粉、意大利麵食品、麵食、食品調味料、零食、食油及脂油。 貴集團附屬公司Metro Pacific之主要業務為於菲律賓開發房地產及提供運輸服務。

二零零五年， 貴集團錄得經審核綜合股東應佔年度溢利約103,000,000美元（相等於約803,400,000港元），而經審核綜合股東應佔資產淨值約為382,800,000美元（相等於約2,985,800,000港元）。

迄今已有七十六年歷史的 PLDT為具市場領導地位之電訊公司，主要在菲律賓提供固網電話、流動電話、寬頻及外判電話中心服務。PLDT的3G服務於二零零六年五月正式開始商業運作，現正對可以處理更大量數據通訊之下一代IP網絡作出新投資，另一方面亦繼續以技術檔次較低之基建與較便宜之成本提供話音服務等傳統產品。PLDT管理層冀將股息派發比率提高至佔二零零六年核心盈利之60.00%。因此，董事認為PLDT之整體前景秀麗。

Indofood於二零零四年實行重新定位之策略計劃後，其正進行重組以精簡業務種類，從而提升營運效率，進一步鞏固其於印尼消費食品市場之領導地位。雖然經營成本上升致使利潤率受壓，董事仍對Indofood於重組完成後之前景具信心。

完成後


收購人及
一致行動
人士
Bethrive
Limited
Djuhar家族
3.20%
40.00%
100%
56.80%
FPIL (BVI)
FPIL (Liberia)
Brandes
Investment
Partners, L.P.
董事
公眾人士
19.70%
24.78%
13.02%
0.60%
41.90%
貴公司

*附註：*以最後可行日期之3,188,833,003股已發行股份為基準。

FPIL (BVI)之唯一重要資產為　貴公司之股份，而FPIL (Liberia)之唯一重要資產為　貴公司之股份及應收股東約55,000,000美元之貸款。按FPIL (BVI)及FPIL (Liberia)所持相關股份應佔之「透視」基準計，林逢生先生就FPIL (BVI)與FPIL (Liberia)之權益所支付之價格相若，為每股股份2.20港元。此價格明顯低於股份近期之市價。惟吾等認為，對直接持有之上市股份之出價與對透過私人公司的不流通少數股權而間接持有之上市股份之出價應有重大分別。吾等明白現時並無關於FPIL (BVI)或FPIL (Liberia)之股東協議或其他安排可使少數股東對該等公司發揮任何額外之影響。此外，有關價格乃來自一項更大型重組之商業協商條款，無疑受到主要賣方為林逢生先生父親所影響。

主要考慮因素及理由

吾等構思有關收購建議之意見時，已考慮以下主要因素及理由：

1. 貴集團之業務及前景

貴公司為一家建基於香港的投資及管理公司，業務位於東南亞。　貴集團之主要業務為消費性食品之生產及分銷以及經營物業及運輸業務。　貴集團亦透過其聯營公司從事電訊業務。

收購事項之背景及條款

一九八零年代初，三林家族聯同其一致行動人士收購First Pacific Finance Limited、First Pacific Holdings Limited及First Pacific International Limited，其中First Pacific Holdings Limited與First Pacific International Limited於香港當時兩間不同的證券交易所上市。此兩間上市公司其後通過計劃安排而合併並創設出 貴公司。林逢生先生自一九八一年起出任董事，於二零零三年六月擔任 貴公司主席。

貴公司之控制性股權（現時約佔 貴公司已發行股本之44.48%）自一九九六年起透過涉及FPIL (BVI)及FPIL (Liberia)之架構持有。FPIL (BVI)與FPIL (Liberia)現時分別持有 貴公司已發行股本約19.70%及約24.78%股權。

收購事項於二零零六年四月二十七日完成前，FPIL (BVI)由林逢生先生、其父親及其兄長或彼等各自控制之公司各擁有約三分一之股權。根據收購事項之條款，林逢生先生已收購FPIL (BVI)之100%股本權益，故已全面控制 貴公司約19.70%之股權。

至於FPIL (Liberia)方面，林逢生先生已向其父親全資擁有之公司收購30.00%股權。彼亦已向董事顧問Sudwikatmono先生擁有之公司收購10.00%股權，並向非執行董事Ibrahim Risjad先生全資擁有之公司收購其合共持有之10.00%股權中的6.80%。此等收購連同林逢生先生現時持有之10.00%股權，使林逢生先生於FPIL (Liberia)之股權增至56.80%。於FPIL (Liberia)之其餘股權由Djuhar家族及Ibrahim Risjad先生分別持有40.00%及3.20%。

於完成前及完成後之股權結構如下：

完成前


第一賣方
收購人及一致行動人士
第二賣方
Djuhar家族
66.666%
33.334%
10.00%
50.00%
40.00%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P.
董事
公眾人士
19.70%
24.78%
13.02%
0.60%
41.90%
貴公司

附註：以最後可行日期之3,188,833,003股已發行股份為基準。

倘收購建議並無於首個截止日期前成為無條件，收購人亦無意延長收購建議期至首個截止日期之後，亦無意修訂股份收購價或購股權收購價。概無董事擬就所持之股份或購股權接納收購建議。

4. 維持 貴公司之上市地位

股東務請留意，倘若公眾持有之股份數目（定義見上市規則）低於已發行股份之25%，則股份或會被暫停買賣。誠如「聯昌國際函件」所述，收購人有意於收購建議結束後維持股份於聯交所之上市地位。收購人之意向為，隨收購建結束後，將盡快採取恰當措施（如需要）以確保公眾持有不少於25%之股份。

5. 強制性收購

倘收購人藉收購取得百慕達1981年公司法相關條文規定之指定股份百分比，收購人或會考慮行使百慕達1981年公司法相關條文下之強制性收購權力。

收購守則第2.11條列明，除非獲得行政人員同意，倘任何人士尋求透過提出收購建議及使用強制性收購權利，藉以收購公司或將公司私有化，則收購人須同時符合法律施加之任何規定，且收購建議獲接納（就不涉及利益之股份而言）以及收購人及其一致行動人士於寄發綜合文件後四個月期間內購入之股份（就不涉及利益之股份而言）合共佔不涉及利益之股份90%後，方可行使有關權利。

收購人尚未決定倘獲准引用根據百慕達1981年公司法時會否對 貴公司股份提出強制性收購。

倘接納水平達百慕達1981年公司法規定之水平、收購守則第2.11條允許強制性收購而收購人將 貴公司私有化，則股份將由收購建議之最終結束日期起暫停買賣，而股份在聯交所之上市地位將根據上市規則第6.15條於適當時候撤銷。

基於下文所載之理由，吾等認為收購建議之條款並非公平合理，故建議不接納收購建議。

通知所指明之屆滿日自動失效且再不可行使。倘若任何尚未行使之購股權根據購股權計劃之條款於收購建議結束前行使，任何因此而發行之股份將受股份收購建議所規限。

(ii) 購股權收購建議之條款

購股權收購建議乃針對獨立購股權持有人持有之尚未行使購股權而提出，旨在使持有人放棄並交出其購股權以作註銷，基準如下：

註銷每份購股權 0.44港元現金

毋須就接納購股權收購建議而繳納印花稅。

根據收購守則第13條，如向股份提出收購建議而有關公司有尚未行使之購股權，則收購人必須對購股權持有人提出適當之收購建議或方案，確保購股權持有人之權益得到保障。收購人須對股東及購股權持有人一視同仁。上文所載之方程式為普遍採用之基準，屬「透視」價，即股份收購價減尚未行使購股權之行使價之數。

接納購股權收購建議之獨立購股權持有人將放棄並同意註銷相關之尚未行使購股權。尚未行使之購股權項下之一切權益將告失效並獲全面解除，且再無任何效力。

3. 條件

股份收購建議須待收購人經已於首個截止日期下午四時正前收到有關股份的股份收購建議的有效接納，而該等股份連同收購人及其一致行動人士於收購建議的收購期之前或期間已擁有或同意收購的股份將導致收購人及其一致行動人士持有 貴公司表決權逾50%，方可作實。

購股權收購建議將受制於及須待股份收購建議在各方面經已成為無條件，方可作實。

倘若收購人於首個截止日期下午四時正前尚未收到連同收購人及其一致行動人士於收購建議的收購期之前或期間已擁有或同意收購的股份將導致收購人及其一致行動人士持有 貴公司表決權逾50%的有關股份的股份收購建議的有效接納，則股份收購建議不能成為無條件，而收購建議將會失效。

1. 股份收購建議

股份收購建議乃針對收購人及其一致行動人士並未擁有或並未同意收購之全部股份而提出，基準如下：

每股股份 現金2.20港元

所收購之股份均不附帶任何留置權、押記、選擇權、索償、衡平權、不利權益、第三方權利或任何形式的產權負擔及其產生或附有的一切權利，包括但不限於收取於聯合公告發表日期或之後所宣派、作出或支付的股息及分派（如有）。

2. 購股權收購建議

(i) 尚未行使之購股權

於最後可行日期， 貴公司根據購股權授出而尚未行使之購股權如下：

購股權持有人	購股權數目	行使期	每股行使價
			港元
三名執行董事	88,100,000	二零零五年六月至二零一四年五月	1.76
兩名非執行董事	5,680,000	二零零五年六月至二零一四年五月	1.76
兩名獨立非執行董事	5,680,000	二零零五年六月至二零一四年五月	1.76
貴集團之高級行政人員	32,286,000	二零零五年六月至二零一四年五月	1.76
	131,746,000		

根據購股權計劃之條款，倘全體股東獲提出全面收購而有關收購建議於相關尚未行使之購股權屆滿日期前成為或宣佈成為無條件， 貴公司須向購股權持有人發出通知，指出彼等於 貴公司指定之期間內的任何時間行使全部或 貴公司於有關通知所指明之數額的購股權。尚未行使之購股權將於

於達致吾等之意見及建議時，吾等已審閱　貴集團截至二零零五年十二月三十一日止三年之經審核綜合財務報表、三林家族與彼等之一致行動人士之間有關重組　貴公司之股權架構的若干書信往來以及其他材料。吾等倚賴董事所提供之資料及事實，以及彼等所表達之意見，並假設吾等所獲得之該等資料、事實及意見為真實、準確及完整。吾等亦已尋求並獲得董事確認，吾等接獲所提供有關　貴集團及收購建議之資料及所表達之意見並無遺漏任何重要事實。吾等依賴該等資料並認為已獲提供充足資料，以達致知情之意見並提出本函件所載之建議。吾等並無理由質疑所獲資料之真實性或準確性，亦無理由相信有任何重大事實遺漏或被隱瞞。吾等亦假設本綜合文件所載或提述之一切陳述於本綜合文件之日期為真實，而於收購建議仍可供接納之期間內繼續為真實。然而，吾等並無對　貴集團之業務及事務進行獨立調查。

收購建議之條款

收購人為一家投資控股公司，由　貴公司主席兼主要股東林逢生先生全資擁有。應獨立董事委員會之要求，吾等已聯絡林逢生先生，林逢生先生向吾等確認，收購建議並非任何涉及　貴集團資產之計劃或重組之一部份，而提出股份收購建議及相關購股權收購建議僅為遵守收購守則之規定。此外，林逢生先生目前無意出售其於FPIL (BVI)或FPIL (Liberia)之權益予第三方，而FPIL (BVI)或FPIL (Liberia)亦不會出售所持有之任何股份。

有關收購人之其他資料載於本綜合文件「聯昌國際函件」。誠如本綜合文件「聯昌國際函件」所述，按收購人之計劃，　貴集團將會繼續經營現有業務。收購人將於收購建議結束後檢討　貴集團之董事會組成及僱員之持續聘用。收購人無意因收購建議而對　貴集團之業務及資產作出任何主要變動（包括調配固定資產）。

以下條款乃摘錄自本綜合文件「聯昌國際函件」，另加上吾等若干意見。獨立股東與獨立購股權持有人宜細閱相關章節。

於最後可行日期，FPIL (BVI)持有628,296,599股股份，約佔　貴公司已發行股本之19.70%，而FPIL (Liberia)則持有790,229,364股股份，約佔　貴公司已發行股本之 24.78%。因此，完成後，林逢生先生及其一致行動人士控制　貴公司已發行股本約44.48%。

根據就FPIL (BVI)約三份之二股本權益（約921,490,000港元）及FPIL (Liberia)約46.80%股本權益（約813,620,000港元）而作出收購事項之代價，收購人就FPIL (BVI)持有之628,296,599股股份之三份二權益及就FPIL (Liberia)持有之790,229,364股股份之46.80%權益而作出收購事項之隱含代價相當於每股股份約2.20港元。

於最後可行日期，　貴公司根據　貴公司購股權計劃合共授出131,746,000份尚未行使購股權，賦予購股權持有人以按每股股份行使價1.76港元認購總共131,746,000股股份之權利。

收購事項於二零零六年四月二十七日完成。根據收購守則第26條，收購人須提出股份收購建議以收購獨立股東持有之全部已發行股份，並須根據收購守則第13條就獨立購股權持有人持有之全部尚未行使購股權向獨立購股權持有人提出合適之收購建議。

董事會目前由主席、三名執行董事、五名非執行董事及三名獨立非執行董事組成。根據收購守則第2.8條，獨立董事委員會須由在收購建議中並無直接或間接權益之各非執行董事組成。非執行董事林文鏡先生及林宏修先生（彼等為Djuhar家族之成員），以及非執行董事Ibrahim Risjad先生屬三林家族之一致行動人士。非執行董事謝宗宣先生為收購人之董事。Albert F. del Rosario大使與　貴集團有業務往來。因此，三名獨立非執行董事已獲委任為收購建議之獨立董事委員會。新百利有限公司獲委任就收購建議向獨立董事委員會提供建議，特別是收購建議之條款是否公平合理，並就是否接納收購建議提供意見及推薦建議。

新百利有限公司與收購人或　貴公司或彼等各自之主要股東或彼等各自任何一致行動人士或假定之一致行動人士並無關連，故被視為合資格就收購建議提供獨立意見。除吾等就是項委聘應收取之一般專業費用外，概無任何安排致使吾等將獲得收購人或　貴公司或彼等各自之主要股東或彼等各自任何一致行動人士或假定之一致行動人士給予任何費用或利益。

以下為獨立董事委員會委任之獨立財務顧問新百利有限公司之意見函件，以供載入本文件，本文件列載其就收購建議致獨立董事委員會、獨立股東及獨立購股權持有人之意見。



新百利有限公司
香港
中環
金融街8號
國際金融中心二期
22樓2201室

敬啟者：

就收購第一太平有限公司
全部已發行股份
及註銷第一太平有限公司所有尚未行使之購股權
(不包括已由收購人
或其一致行動人士實益擁有或同意收購者)
提出之強制性有條件現金收購建議

緒言

謹此提述吾等獲委任為獨立財務顧問，就收購建議向獨立董事委員會、獨立股東及獨立股權持有人提供意見。收購建議之詳情載於日期為二零零六年五月十二日致獨立股東及獨立購股權持有人之綜合收購建議文件(「綜合文件」)，本函件為該綜合文件之一部份。除文義另有所指外，本函件所用之詞匯與綜合文件所界定者具有相同涵義。

於二零零六年四月二十七日，林逢生先生及若干其他股東同意重組彼等各自於　貴公司之權益以及其一致行動團體之組合。，根據收購事項，收購人(由林逢生先生全資擁有之公司)已收購(i)尚未由林逢生先生(或其控制之公司)擁有之全部FPIL (BVI)股份，總代價為約921,490,000港元，使其於FPIL (BVI)之權益由約三份之一權益增至100%；及(ii)收購佔FPIL (Liberia) 46.80%之股本權益，總代價為約813,620,000港元，使其於FPIL (Liberia)之權益由佔FPIL (Liberia)之10.00%增至56.80%。

推薦意見

經考慮收購建議之條款及新百利有限公司之意見後，吾等認為(i)考慮到獨立股東及獨立購股權持有人後，收購建議之條款並非公平合理，因此，建議獨立股東及獨立購股權持有人不接納收購建議。

儘管有吾等之推薦意見，　閣下應審慎考慮收購建議之條款。

此致

列位獨立股東及獨立購股權持有人　台照

代表
獨立董事委員會
陳坤耀教授，*金紫荊星章、CBE、太平紳士*
Graham L. Pickles先生
鄧永鏘先生，
OBE、 Chevalier de L'Ordre des Arts et des Lettres
獨立非執行董事

二零零六年五月十二日



FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

(於百慕達註冊成立之有限公司)

(股份代號:00142)

敬啟者:

聯昌國際證券(香港)有限公司
代表
SALERNI INTERNATIONAL LIMITED
就收購第一太平有限公司
全部已發行股份
及註銷第一太平有限公司所有尚未行使之購股權
(不包括由SALERNI INTERNATIONAL LIMITED
及其一致行動人士實益擁有之股份)
提出之強制性有條件現金收購建議

緒言

吾等茲提述本公司及收購人於二零零六年五月十二日聯合刊發之綜合文件,而本函件為其中一部份。除文義另有所指外,綜合文件所界定之詞彙與本函件所用者具相同涵義。

作為董事兼獨立於收購人之人士,吾等已獲委任為獨立董事委員會之成員,以考慮收購建議之條款,吾等並就收購建議之條款對 閣下而言是否公平合理提出意見,並以就收購建議之條款向獨立股東及獨立購股權持有人提供意見。新百利有限公司已獲委任為獨立財務顧問,就有關收購建議之條款向吾等提供意見。新百利有限公司意見之詳情及其達致推薦意見時所考慮之主要因素載述於綜合文件第28至49頁。新百利有限公司認為收購建議之條款並非屬公平合理,並建議吾等推薦 閣下考慮不接納收購建議。

吾等亦謹請 閣下垂注:(i)董事會函件;(ii)聯昌國際函件函件;(iii)新百利有限公司函件;及(iv)綜合文件各附錄所載之其他資料。

所有文件及付款將以平郵寄方式送交股東及／或購股權持有人，郵誤風險概由彼等自行承擔。該等文件及付款將按照股東及購股權持有人各自在　貴公司股東名冊或購股權持有人名冊（視情況而定）上所示之地址寄發予彼等，或倘若為聯名股東，則寄發予在　貴公司股東名冊上名列首位之股東（如適用）。收購人、　貴公司、聯昌國際或其各自之任何董事或參與收購建議之任何其他人士概不會就傳送上之任何遺失或延誤或可能就此產生之任何其他責任負責。

其他資料

謹請　閣下注意隨附接納表格及本綜合文件各附錄所載之其他資料，而各附錄組成本綜合文件之一部份。

此致

列位獨立股東及獨立購股權持有人　台照

代表
聯昌國際證券（香港）有限公司
行政副總裁　　*高級副總裁*
劉志華　　**洪琬貽**
謹啟

二零零六年五月十二日

(b) **收購建議之交收**

股份收購建議

倘若收購建議成為無條件及**白色**接納表格、股票及／或過戶收據及／或任何其他所有權文件(及／或就此所需並令人滿意之任何彌償保證或該等彌償保證)乃於各方面屬完整及妥善，且已由股份過戶處接獲，則應付 閣下之 閣下所交回股份所涉及現金代價金額(經扣除 應付閣下之有關賣方從價印花稅)之支票，將儘快以平郵寄發予 閣下，郵誤風險概由 閣下承擔，惟於任何情況下須於股份過戶處接獲所有有關文件以使該項接納完成及有效之日期或股份收購建議成為或宣佈無條件件當日(以較後者為準)後十日內。

購股權收購建議

倘若收購建議成為無條件及**黃色**尚未行使購股權接納及註銷表格(及／或就此所需並令人滿意之任何彌償保證或該等彌償保證)及購股權證書(如有)乃於各方面屬完整及妥善，且已由 貴公司公司秘書接獲，則應付 閣下之 閣下根據購股權收購建議註銷購股權所涉及現金代價金額之支票，將儘快以平郵寄發予 閣下，郵誤風險概由 閣下承擔，惟於任何情況下須於 貴公司公司秘書接獲所有有關文件以使該項接納完成及有效之日期或購股權收購建議成為或宣佈無條件當日(以較後者為準)後十日內。

向接納之股東及／或獨立購股權持有人根據收購建議交收應得之代價，將根據收購建議之條款(有關支付賣方從價印花稅者除外)全數實行，而不考慮收購人對該等股東或購股權持有人可能另外有權或聲稱有權享有之任何留置權、抵銷權、反索償或其他類似權利。

一般事項

為確保全體股東獲得平等待遇，以代名人身份替一位以上實益擁有人持有股份之股東務應在實際可行情況下獨立處理各實益擁有人之持股量。股份實益擁有人之投資如以代名人之名義登記，則務必就其對股份收購建議之意向向其代名人提供指示，以接納股份收購建議。

接納及付款

(a) 收購建議之接納手續

股份收購建議

為接納股份收購建議， 閣下務應依照隨附**白色**股份接納及過戶表格上印備之指示填妥該表格，而有關指示構成股份收購建議之條款之一部份。

於接獲**白色**股份接納及過戶表格後， 閣下務應按實際可行情況，儘快將已填妥之白色股份接納及過戶表格連同就不少於 閣下計劃接納股份收購建議所涉及之股份數目之有關股票及／或過戶收據及／或其他所有權文件（及／或就此所需並令人滿意之任何彌償保證或該等彌償保證），一併郵寄或送交股份過戶處（地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室），並在信封上註明「第一太平收購建議」，惟無論如何須不遲於二零零六年六月二日星期五（即首個截止日期）下午四時正，或收購人根據收購守則可能訂定及公佈之較後時間及／或日期。

購股權收購建議

為接納購股權收購建議， 閣下務應依照隨附**黃色**尚未行使購股權接納及註銷表格（同時可於 貴公司位於香港中環康樂廣場八號交易廣場二期二十四樓之總辦事處及主要營業地點索取）上印備之指示填妥該表格，而有關指示構成購股權收購建議之條款之一部份。

於接獲本綜合文件後， 閣下務應按實際可行情況，儘快將已填妥之**黃色**尚未行使購股權接納及註銷表格連同就不少於 閣下計劃接納購股權收購建議所涉及之購股權數目之有關購股權證書（如有），一併郵寄或送交 貴公司之公司秘書（地址為香港中環康樂廣場八號交易廣場二期二十四樓），並在信封上註明「第一太平收購建議」，惟無論如何須不遲於二零零六年六月二日星期五（即首個截止日期）下午四時正，或收購人根據收購守則可能訂定及公佈之較後時間及／或日期。

維持　貴公司之上市地位

收購人有意於收購建議結束後維持股份於聯交所之上市地位。收購人之意向為，隨收購建結束後，將儘快採取恰當措施以確保公眾持有不少於25%之股份。

聯交所已表明，倘於收購建議結束後，股份之公眾持股量不足25%或倘聯交所相信：

- 股份買賣存在或可能存在造市之情況；或
- 公眾持有之股份不足以維持有秩序之市場，

則聯交所會考慮行使酌情權，暫停股份買賣，直至達致足夠之公眾持股量為止。

聯交所將會密切監察　貴公司日後進行之所有資產收購或出售。根據上市規則，不論擬進行交易之規模，聯交所可酌情要求　貴公司向股東刊發公告及通函，尤其當該等擬進行之交易偏離　貴公司之主要業務時。根據上市規則，聯交所亦有權將　貴公司之連串資產收購或出售合併處理，而該等交易或會導致　貴公司被視為新上市申請人，並須符合上市規則所載之新上市申請人之規定。

強制性收購

根據收購守則，除非獲得執行人員同意，倘收購人尋求透過提出收購建議及行使強制性收購權利，藉以收購　貴公司或將　貴公司私有化，則收購人須同時符合百慕達1981年公司法（經不時修訂）施加之任何規定，且收購建議獲接納（就不涉及利益之股份或購股權而言），以及收購人及其一致行動人士於寄發綜合文件後四個月期間內購入合共90%不涉及利益之股份後，方可行使有關權利。收購人尚未決定能否引用根據百慕達1981年公司法（經不時修訂）所賦予之任何權利，於收購建議結束後強制性收購任何已發行之股份。

稅項

獨立股東及獨立購股權持有人如對彼等因接納收購建議而引致之稅務影響有任何疑問，則務應諮詢彼等之專業顧問。謹此強調　貴公司、收購人或聯昌國際及其各自之任何董事及參與收購建議之任何人士概不會對任何人士或該等人士因接納收購建議而引致之任何稅務影響或負債承擔責任。

付款

有關接納收購建議的現金付款將盡快及無論如何於收購人接獲有關所有權文件以確保有關接納屬全面及有效當日或收購建議成為或宣告成為無條件當日（以較遲者為準）起計十日內作出。

買賣及持有股份

於最後可行日期，收購人聯同其一致行動人士於1,418,525,963股股份中實益擁有權益，佔　貴公司已發行股本總額約44.48%。除收購事項外，概無收購人、其實益擁有人及與彼等任何人士一致行動之人士於收購事項生效日期前六個月開始當日至最後可行日期止期間內買賣任何股份或任何購股權、認股權證或可換股證券。

撤銷權利

除於收購守則第19.2條所之情況下，否則收購建議一經股東及購股權持有人提交接納，將不可撤回，亦不可撤銷。收購守則第17條亦訂明倘若收購建議於首個截止日期時並無就接納而言成為無條件，則接納人有權於該日期起計21日後撤回其接納，其他詳情載於本綜合文件附錄一「撤銷權利」一段內。

收購人之資料

收購人為一家投資控股公司。　貴公司主席林逢生先生擁有收購人之全部已發行股本權益。收購人之董事為林逢生先生、謝宗宣先生（非執行董事）及Alamsah Suhardi先生。林逢生先生自一九八一年起出任董事，並於二零零三年六月起就任　貴公司主席一職。

收購人對　貴集團之意向

業務及管理

收購建議乃因三林家族及其一致行動人士在有關一致行動團體內重組各自之權益，而須根據收購守則而作出，因此，按收購人之計劃，　貴集團將會繼續經營其現有業務。收購人將於收購建議結束後檢討　貴集團目前之董事會組成及　貴集團僱員之持續聘用。收購人並無計劃對　貴集團之業務及資產作出任何重大變動（包括不會由於收購建議而調配　貴集團之固定資產）。

倘若收購人於首個截止日期下午四時正前尚未收到連同收購人及其一致行動人士於收購建議的收購期之前或期間已實益擁有或同意收購的股份將導致收購人及其一致行動人士持有　貴公司表決權逾50%的有關股份的股份收購建議的有效接納，則股份收購建議不能成為無條件，而收購建議將會失效。收購人現無意延長收購建議期至首個截止日期之後，亦無意修訂股份收購價或購股權收購價。

收購建議的條款

任何股東接納股份收購建議，將被視為構成其保證，其根據股份收購建議所出售的所有股份均不附帶任何留置權、押記、選擇權、索償、衡平權、不利權益、第三方權利或任何形式的產權負擔及其產生或附有的一切權利，包括但不限於收取於聯合公告發表日期或之後所宣派、作出或支付的股息及分派（如有）。

任何購股權持有人接納購股權收購建議，將被視為構成其保證，其根據購股權收購建議所出售的所有購股權均不附帶任何留置權、押記、選擇權、索償、衡平權、不利權益、第三方權利或任何形式的產權負擔及其產生或附有的一切權利，以及於聯合公告發表日期或隨後附有的其他所有權利一併註銷及終止。

向任何登記地址在香港以外的司法權區的人士提出收購建議可能受相關司法權區的適用法例所影響。身為香港以外司法權區的公民或居民或國民的股東及購股權持有人應瞭解並遵守彼等本身的司法權區所適用的法律規定。

印花稅

接納股份收購建議的股東必須支付相關接納所產生的賣方從價印花稅。收購人將代表接納的股東支付因接納股份收購建議而產生的賣方從價印花稅，即按代價中每1,000港元或（不足1,000港元的部份）而支付1.00港元，稅款須由接納股東繳付並會自股份收購建議下該等接納股東之所得款項中扣除。

毋須就接納購股權收購建議支付任何印花稅。

收購建議的總代價

以最後可行日期的已發行股份合共為3,188,833,003股(其中1,418,525,963股股份由收購人及其一致行動人士控制)為基準,股份收購建議評估 貴公司的價值約為7,015,430,000港元。

以購股權收購價為基準計算,收購人根據購股權收購建議應付的金額合共約為57,970,000港元。假設全部131,746,000份購股權獲悉數行使,且亦就因此而發行的新股份提出股份收購建議,則收購人為應付收購建議獲全面接納而應付的最高金額將約為4,184,520,000港元。於最後可行日期,收購人並無接獲任何有關接納或不接納收購建議的不可撤回承諾。概無董事有意就所持的股份或購股權接納收購建議。

收購人將負責全面接納收購建議。收購人將順序按以下方式支付因收購建議獲全面接納而應付的最高金額:i)本身的股本;ii) Bumiputra-Commerce Bank Berhad,香港分行所授出的備用融通額,及iii)與聯昌國際就按股份收購價包銷股份收購建議項下提呈收購的餘下股份(「包銷股份」)(並非動用收購人本身的股本及備用融通額所收購者)訂立一項包銷協議。收購人、保證人與聯昌國際經已訂立一項包銷協議,據此,各方已同意,(其中包括)倘若股份收購建議就該等接納成為無條件,聯昌國際將按股份收購價購入及/或促使他人購入根據股份收購建議有效提出收購的包銷股份。根據收購守則第21.2條,須待執行人員先批准及在公開公告24小時後,此等銷售方可進行,而收購人及其一致行動人士不得於收購建議期內出售股份。根據收購守則第21.2條,在上文所述包銷安排獲同意前已經向執行人員作出申請。聯昌國際無意於收購建議截止前以低於股份收購價向獨立第三方配售或出售該等包銷股份保證人經已同意保證收購人履行其根據包銷協議的責任。

聯昌國際信納收購人將有足夠的財務資源以應付收購建議獲全面接納所須的資金。

收購建議的條件

股份收購建議須待收購人經已於首個截止日期下午四時正前收到有關股份的股份收購建議的有效接納,而該等股份連同收購人及其一致行動人士於收購建議的收購期之前或期間已擁有或同意收購的股份將導致收購人及其一致行動人士持有 貴公司表決權逾50%,方可作實。購股權收購建議將受制於及須待股份收購建議在各方面經已成為無條件,方可作實。

價值的比較

股份收購價較：

- 股份於二零零六年四月二十七日(即最後交易日)在聯交所報價之收市價每股3.25港元折讓約32.31%；
- 股份於截至最後交易日前之連續五個交易日(包括最後交易日)在聯交所報價之平均收市價約每股3.25港元折讓約32.31%；
- 股份於截至最後交易日前之連續十個交易日(包括最後交易日)在聯交所報價之平均收市價約每股3.198港元折讓約31.20%；
- 股份於最後可行日期在聯交所報價之收市價每股3.825港元折讓約42.48%。
- 二零零五年十二月三十一日的每股經審核綜合資產淨值約0.94港元(根據　貴集團於二零零五年十二月三十一日的經審核綜合財務報表的資產淨值2,985,800,000港元及於二零零五年十二月三十一日的3,188,833,003股已發行股份計算)溢價約134.04%；及
- 貴公司截至二零零五年十二月三十一日止年度的年報所披露於二零零五年十二月三十一日的每股經調整資產淨值約4.21港元折讓約47.74%。

於聯合公告日期前六個月開始時至最後可行日期之期間，股份在聯交所之最高收市價為每股3.85港元(於二零零六年五月八日)，而股份在聯交所之最低收市價為每股2.475港元(於二零零五年十月二十七日)。

於最後可行日期，　貴公司有131,746,000份尚未行使的購股權，倘全面行使該等購股權，將導致發行額外131,746,000股股份(佔　貴公司經該等數目的購股權獲行使後所擴大的已發行股本的3.97%)。購股權收購價乃參考股份收購價與每份購股權行使價1.76港元的差價釐定。

於最後可行日期，除上述的購股權外，　貴公司概無其他已發行之可換股證券、購股權、衍生工具或認股權證，亦無就發行　貴公司任何可換股證券、購股權、衍生工具或認股權證而訂立任何協議。

(b) 向林紹良先生（林逢生先生之父親）全資擁有之一家公司收購佔FPIL (Liberia) 30.00%之股份；向Sudwikatmono先生全資擁有之一家公司收購佔FPIL (Liberia) 10.00%之股份；以及向Ibrahim Risjad先生全資擁有之一家公司收購佔FPIL (Liberia) 6.80%之股份，使林逢生先生於FPIL (Liberia)之權益由佔FPIL (Liberia)之10.00%增至56.80%。

強制性有條件現金收購建議

於最後可行日期，收購人及其一致行動人士實益擁有FPIL (BVI)之全部已發行股本及FPIL (Liberia)已發行股本56.80%。因此，由於已取得FPIL (BVI)與FPIL (Liberia)之法定控制權，收購人及其一致行動人士於最後可行日期於 貴公司已發行股本約44.48%擁有權益。

根據收購守則第26.1條附註8所述之「連鎖關係原則」，上述有關分別於FPIL (BVI)及FPIL (Liberia)之股權的重組以及收購人及其一致行動人士取得各該等公司之法定控制權，導致收購人有責任根據收購守則第26條及第13條就收購人或其一致行動人士尚未擁有或同意收購的全部股份及尚未行使的購股權分別提出收購建議。

收購建議

聯昌國際代表收購人，謹此根據以下基準提出有條件收購建議，以現金收購所有已發行股份（收購人及其一致人士經已擁有或同意予以收購者除外）及所有尚未行使的購股權：

每股股份 現金2.20港元

註銷每份購股權 現金0.44港元

根據收購守則，股份收購價乃按就每股股份支付的「透視」價而釐定，該透視價乃根據收購事項項下的FPIL (BVI)股份及FPIL (Liberia)股份的代價而計算。按此釐定的股份收購價較股份的市價折讓，並反映其乃按照在一致行動人士之間重組三林家族及其一致行動人士的各自權益的商業上議定的條款而釐定。FPIL (BVI)股份及FPIL (Liberia)股份亦反映FPIL (BVI)及FPIL (Liberia)均為擁有重大少數股東權益的私人非上市公司，且該等公司的股份亦不流通。

收購人無意在收購建議並無在該日期或之前成為無條件的情況下將收購建期延遲至首個截止日期之後，亦無意改股份收購價或購股權收購價。

收購事項

貴公司於二零零六年四月二十七日獲收購人通知，得悉林逢生先生與若干其他股東同意根據收購事項，重組彼等各自於 貴公司之權益及重組彼等之一致行動人士；而根據有關重組，林逢生先生（及／或其全資擁有之公司）將增加於 貴公司之投資。根據收購事項，收購人（由林逢生先生全資擁有之公司）收購尚未由林逢生先生（或其控制之公司）擁有之全部FPIL (BVI)股份，使其於FPIL (BVI)之權益由佔FPIL (BVI)約33.334%增至100%；及收購佔FPIL (Liberia) 46.80%之股份，使林逢生先生於FPIL (Liberia)之權益由佔FPIL (Liberia)之10.00%增至56.80%，收購事項已於二零零六年四月二十七日完成。

FPIL (BVI)目前持有628,296,599股股份，佔 貴公司已發行股本約19.70%；FPIL (Liberia)目前持有790,229,364股股份，佔 貴公司已發行股本約24.78%。

收購事項完成前，FPIL (BVI)由林逢生先生（或彼全資擁有之公司）持有約33.334%股權，餘下的FPIL (BVI)股份則由林逢生先生之父親及其兄長全資擁有之公司持有。收購事項完成前，FPIL (Liberia)由林逢生先生、其父親林紹良先生、林文鏡先生、林宏修先生、Ibrahim Risjad先生及Sudwikatmono先生或透過彼等擁有之公司分別持有10.00%、30.00%、30.00%、10.00%、10.00%及10.00之權益。林文鏡先生、林宏修先生及Ibrahim Risjad先生皆為非執行董事，林紹良先生為董事會顧問兼 貴公司榮譽主席，而Sudwikatmono先生為董事會顧問及前董事。

三林家族與上述Djuhar家族之成員、Ibrahim Risjad先生及Sudwikatmono先生構成一致行動人士，彼等以FPIL (BVI)及FPIL (Liberia)為主要投資工具，成為 貴公司的長期投資者。此組一致行動人士由三林家族（特別是林逢生先生）所領導。

根據收購事項，收購人（其為林逢生先生全資擁有之公司）已：

(a) 向分別由林逢生先生之父親及其兄長全資擁有之公司收購並未由林逢生先生（或彼控制之公司）擁有之全部FPIL (BVI)股份，使其於FPIL (BVI)之權益由佔FPIL (BVI)約33.334%增至100%；及

CIMB

聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者:

聯昌國際證券(香港)有限公司
代表
SALERNI INTERNATIONAL LIMITED
就收購第一太平有限公司
全部已發行股份
及註銷第一太平有限公司所有尚未行使之購股權
(不包括由SALERNI INTERNATIONAL LIMITED
及其一致行動人士實益擁有之股份)
提出之強制性有條件現金收購建議

緒言

於二零零六年四月二十八日,收購人及 貴公司宣佈(其中包括)收購人有意透過聯昌國際提出收購建議。

本函件載有收購建議之詳情、收購人之資料及收購人有關 貴集團之意向,收購建議之條款於本函件下文及隨附之接納表格中載列。

強烈建議獨立股東及獨立購股權持有人審慎考慮本函件為其中部份之綜合文件第8頁至第14頁之董事會函件、第26頁至第27頁之獨立董事會函件及第28頁至第49頁之新百利有限公司(為獨立董事委員會、獨立股東及獨立購股權持有人之獨立財務顧問)函件所載有關收購建議之資料。

其他資料

獨立股東及獨立購股權持有人於採取任何有關收購建議之行動時，應考慮彼等之稅務狀況，倘彼等有任何疑問，應諮詢彼等之專業顧問。

閣下亦務須注意本綜合文件附錄所載之額外資料。

推薦意見

閣下務須注意獨立董事委員會及新百利有限公司（為獨立董事委員會、獨立股東及獨立購股權持有人之獨立財務顧問）之函件，有關函件載有彼等有關收購建議之推薦意見及意見，以及彼等於達致彼等之推薦意見時所考慮到之主要因素。獨立董事委員會函件及新百利有限公司之函件分別載本綜合文件之第26頁至第27頁及第28頁至第49頁。

此致

列位獨立股東及獨立購股權持有人 台照

代表
第一太平有限公司
董事
黎高信
謹啟

二零零六年五月十二日

有關本集團的其他財務資料載於本綜合文件附錄二。

於完成前及完成後但於收購建議開始前之本公司股權結構(假設購股權並無獲行使)如下:

完成前


第一賣方
收購人及一致行動人士
第二賣方
Djuhar家族
66.666%
33.334%
10.00%
50.00%
40.00%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P.
董事
公眾人士
19.70%
24.78%
13.02%
0.60%
41.90%
貴公司

附註: 以最後可行日期之已發行股本3,188,833,003股股份為基準。

收購後


收購人及一致行動人士
Bethrive Limited
Djuhar家族
3.20%
40.00%
100%
56.80%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P.
董事
公眾人士
19.70%
24.78%
13.02%
0.60%
41.90%
貴公司

附註: 以最後可行日期之已發行股本3,188,833,003股股份為基準。

收購人將負責全面接納收購建議。收購人將順序按以下方式支付因收購建議獲全面接納而應付的最高金額：i)本身的股本；ii) Bumiputra-Commerce Bank Berhad，香港分行所授出的備用融通額；及iii)與聯昌國際就按股份收購價包銷股份收購建議項下提呈收購的餘下股份（並非動用收購人本身的股本及備用融通額所收購者）訂立一項包銷協議。收購人、保證人與聯昌國際經已訂立一項包銷協議，據此，各方已同意，（其中包括）倘若股份收購建議就該等接納成為無條件，聯昌國際將按股份收購價購入及／或促使他人購入根據股份收購建議有效提出收購的包銷股份。根據收購守則第21.2條，須待執行人員先批准及在公開公告24小時後，此等銷售方可進行，而收購人及其一致行動人士不得於收購建議期內出售股份。根據收購守則第21.2條，在上文所述包銷安排獲同意前已經向執行人員作出申請。聯昌國際無意於收購建議截止前以低於股份收購價向獨立第三方配售或出售該等包銷股份保證人經已同意保證收購人履行其根據包銷協議的責任。

聯昌國際信納收購人將有足夠的財務資源以應付收購建議獲全面接納所須的資金。

收購建議之其他詳情包括（其中包括）接納之條款及條件及程序，載於本綜合文件聯昌國際函件、本綜合文件附錄一及隨附之接納表格內。

本集團之資料

本公司為一家建基於香港的投資及管理公司，業務集中於東南亞。本公司之主要業務為透過聯營公司及附屬公司從事有關電訊及消費食品業務。以下為本集團於截至二零零五年十二月三十一日止三個年度各年之經審核財務業績概要：

	截至十二月三十一日止年度		
	二零零三年	**二零零四年**	**二零零五年**
	(百萬港元)	*(百萬港元)*	*(百萬港元)*
營業額	16,862.0	16,025.9	15,491.6
股東應佔溢利	578.0	966.4	803.4

本集團於二零零五年十二月三十一日之經審核綜合資產淨值約為2,985,800,000港元。

(ii) 股份於截至最後交易日前之連續五個交易日(包括最後交易日)在聯交所報價之平均收市價約每股3.25港元折讓約32.31%;

(iii) 股份於截至最後交易日前之連續十個交易日(包括最後交易日)在聯交所報價之平均收市價約每股3.198港元折讓約31.20%;

(iv) 股份於最後可行日期在聯交所報價之收市價每股3.825港元折讓約42.48%;

(v) 二零零五年十二月三十一日的每股經審核綜合資產淨值約0.94港元(根據本集團於二零零五年十二月三十一日的經審核綜合財務報表的資產淨值約2,985,800,000港元及於二零零五年十二月三十一日的3,188,833,003股之已發行股份計算)溢價約134.04%;及

(vi) 本公司截至二零零五年十二月三十一日止年度的年報所披露於二零零五年十二月三十一日的每股經調整資產淨值約4.21港元折讓約47.74%。

於最後可行日期,本公司有131,746,000份尚未行使的購股權,倘全面行使該等購股權,將導致發行額外131,746,000股股份(佔本公司經該等數目的購股權獲行使後所擴大的已發行股本的3.97%)。購股權收購價乃參考股份收購價與每份購股權行使價1.76港元的差價釐定。

於最後可行日期,除上述的購股權外,本公司概無其他已發行之可換股證券、購股權、衍生工具或認股權證,亦無就發行本公司任何可換股證券、購股權、認股權證或衍生工具而訂立任何協議。

收購建議的總代價

以最後可行日期的已發行股份合共為3,188,833,003股(其中1,418,525,963股股份由收購人及其一致行動人士控制)為基準,股份收購建議評估本公司的價值約為7,015,430,000港元。

以購股權收購價為基準計算,收購人根據購股權收購建議應付的金額合共約為57,970,000港元。假設全部131,746,000份購股權獲悉數行使,且亦就因此而發行的新股份提出股份收購建議,則收購人為應付收購建議獲全面接納而應付的最高金額將約為4,184,520,000港元。於最後可行日期,收購人並無接獲任何有關接納或不接納收購建議的不可撤回承諾。概無董事有意就所持的股份或購股權接納收購建議。

新百利有限公司已獲委任為獨立董事委員會、獨立股東及獨立購股權持有人之獨立財務顧問，以就收購建議對有關獨立股東及獨立購股權持有人是否公平及合理及彼等將作出之行動提供建議。

獨立董事委員會謹請股東及潛在投資者注意，股份收購價較股份現行市價及經調整資產淨值有大幅折讓。因此，彼等就收購建議採取任何行動前，務須注意載於本綜合文件第26頁至第27頁之獨立董事委員會意見及載於本綜合文件第28頁至第49頁之新百利有限公司（為獨立董事委員會、獨立股東及獨立購股權持有人之獨立財務顧問）之建議，以及載於本綜合文件附錄內之額外資料。

本函件旨在向　閣下提供（其中包括）有關本集團及收購人之其他資料，以及獨立董事委員會就收購建議之推薦意見。

收購建議

聯昌國際謹代表收購人，根據以下基準提出收購建議（包括股份收購建議及購股權收購建議）：

每股股份 現金2.20港元

註銷每份尚未行使購股權 現金0.44港元

根據收購守則，股份收購價乃按就每股股份支付的「透視」價而釐定，該透視價乃根據收購事項項下的FPIL (BVI)股份及FPIL (Liberia)股份的代價而計算。按此釐定的股份收購價較股份的市價折讓，並反映其乃按照在一致行動人士之間重組三林家族及其一致行動人士的各自權益的商業上議定的條款而釐定。FPIL (BVI)股份及FPIL (Liberia)股份亦反映FPIL (BVI)及FPIL (Liberia)均為擁有重大少數股東權益的私人非上市公司，且該等公司的股份亦不流通。

股份收購建議

股份收購價較：

(i) 股份於二零零六年四月二十七日（即最後交易日）在聯交所報價之收市價每股3.25港元折讓約32.31%；

據有關重組，林逢生先生（及／或其全資擁有之公司）將增加於本公司之投資。根據收購事項，收購人（由林逢生先生全資擁有之公司）收購尚未由林逢生先生（或其控制之公司）擁有之全部FPIL (BVI)股份，使其於FPIL (BVI)之權益由佔FPIL (BVI)約33.334%增至100%；及收購佔FPIL (Liberia) 46.80%之股份，使林逢生先生於FPIL (Liberia)之權益由佔FPIL (Liberia)之10.00%增至56.80%，收購事項已於二零零六年四月二十七日完成。

根據收購事項項下66,666股FPIL(BVI)股份及234股FPIL (Liberia)股份分別約921,490,000港元及813,620,000港元計算，收購人就收購事項引申之收購FPIL (BVI)持有之628,296,599股股份之66.666%應佔權益及FPIL(Liberia)持有之790,229,364股股份之46.80%應佔權益之隱含代價相當於每股2.20港元。

股份收購建議須待收購人經已於首個截止日期下午四時正前收到有關股份之股份收購建議之有效接納，而該等股份連同收購人及其一致行動人士於收購建議期之前或期間已擁有或同意收購之股份將導致收購人及其一致行動人士持有本公司表決權逾50%，方可作實。購股權收購建議將受制於及須待股份收購建議在各方面經已成為無條件，方可作實。收購人無意在收購建議並無在該日期或之前成為無條件的情況下將收購建議期延長至最後截止日期之後，亦無意修改股份收購價或購股權收購價。

董事會目前由一名主席、三名執行董事、三名獨立非執行董事及五名非執行董事組成。林逢生先生為本公司之主席及收購人之董事。彭澤倫先生、唐勵治先生及黎高信先生均為受薪執行董事，非執行董事林文鏡先生及林宏修先生（均為Djuhar家族成員）及Ibrahim Risjad先生為三林家族之一致行動人士，謝宗宣先生為非執行董事及收購人之董事，Albert F. del Rosario大使則與本集團有業務關係。因此，執行董事及非執行董事被視為其獨立性不足以參與制定向獨立股東及獨立購股權持有人提供之推薦意見，以避免可能出現之利益衝突。根據收購守則第2.1條，獨立董事委員會經已成立，成員包括三名獨立執行董事陳坤耀教授、Graham L. Pickles先生及鄧永鏘先生，以考慮收購建議之條款。獨立董事委員會之成員已宣佈彼等就收購建議並無任何利益衝突，因此獲委任考慮收購建議之條款，以及向獨立股東及獨立購股權持有人作出推薦意見。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

(股份代號:00142)

主席:
林逢生先生

執行董事:
彭澤倫先生 *(常務董事兼行政總監)*
唐勵治先生
黎高信先生

獨立非執行董事:
陳坤耀教授,*金紫荊星章、CBE、太平紳士*
Graham L. Pickles先生
鄧永鏘先生,*OBE、Chevalier de L'Ordre des Arts et des Lettres*

非執行董事:
Albert F. del Rosario大使
林文鏡先生
林宏修先生
Ibrahim Risjad先生
謝宗宣先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點:
香港
中環
康樂廣場八號
交易廣場第二座
二十四樓

敬啟者:

聯昌國際證券(香港)有限公司
代表
SALERNI INTERNATIONAL LIMITED
就收購第一太平有限公司
全部已發行股份
及註銷第一太平有限公司所有尚未行使之購股權
(不包括由SALERNI INTERNATIONAL LIMITED
及其一致行動人士實益擁有之股份)
提出之強制性有條件現金收購建議

緒言

本公司於二零零六年四月二十七日獲收購人通知,得悉林逢生先生與若干其他股東同意根據收購事項,重組彼等各自於本公司之權益及重組彼等之一致行動人士,而根

「股份收購建議」 聯昌國際代表收購人根據本綜合文件之條款及條件就所有已發行股份而進行之強制性有條件現金收購建議，惟不包括收購人或其一致行動人士已擁有或同意收購之股份

「股份收購價」 根據股份收購建議就每股股份付2.20港元

「新百利有限公司」 新百利有限公司，根據證券及期貨條例可進行第1類（證券買賣）、第4類（就證券提供建議）、第6類（就企業融資提供建議）及第9類（資產管理）受規管活動之持牌公司，由本公司委聘擔任獨立財務顧問，以向獨立董事委員會、獨立股東及獨立購股權持有人就收購建議提供建議

「聯交所」 香港聯合交易所有限公司

「收購守則」 香港公司收購及合併守則

「美元」 美元，美利堅合眾國之法定貨幣

「**白色**接納表格」 有關股份收購建議之**白色**股份接納及過戶表格

「**黃色**接納表格」 有關購股權收購建議之**黃色**向未行使購股權接納及註銷表格

「%」 百分比

「上市規則」	聯交所證券上市規則
「收購人」	Salerni International Limited，一家於二零零六年三月二十三日在英屬維爾京群島註冊成立之有限公司，由林逢生先生直接全資擁有
「收購建議」	股份收購建議及購股權收購建議
「購股權」	本公司根據本公司於二零零四年五月二十四日採納之僱員購股權計劃授出之購股權，每份購股權賦予承授人權利，按行使價1.76港元認購一股新股份
「購股權持有人」	購股權持有人
「購股權收購建議」	聯昌國際代表收購人根據本綜合文件之條款及條件提出之強制性有條件現金收購建議，以註銷所有尚未行使之購股權
「購股權收購價」	根據購股權收購建議就每份購股權應付0.44港元
「中國」	中華人民共和國
「股份過戶登記處」	香港中央證券登記有限公司，本公司於香港之股份過戶登記分處，位於香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室
「證券及期貨條例」	香港法例第571章證券及期貨條例
「三林家族」	林逢生先生、其父親林紹良先生及兄長林聖宗先生
「股份」	本公司已發行股本中每股面值0.01美元之股份
「股東」	股份持有人

「FPIL (BVI)股份」	FPIL (BVI)已發行股本中每股面值1.00美元之股份
「FPIL (Liberia)」	First Pacific Investments Limited，一家於利比利亞共和國註冊成立之公司，於最後可行日期由收購人及其一致行動人士擁有56.80%之權益
「FPIL (Liberia)股份」	FPIL (Liberia)已發行股本中每股面值2.00美元之股份
「保證人」	Magic Success International Limited，一家於二零零五年十二月八日在香港註冊成立之有限公司（由林逢生先生全資擁有）
「本集團」或「貴集團」	本公司及其附屬公司
「香港」	中華人民共和國香港特別行政區
「香港結算」	香港中央結算有限公司
「港元」	港元，香港法定貨幣
「獨立董事委員會」	獨立董事委員會，由三名獨立非執行董事組成，分別為陳坤耀教授，*金紫荊星章*、*CBE*、*太平紳士*、Graham L. Pickles先生及鄧永鏘先生，*OBE*、*Chevalier de L'Ordre des Arts et des Lettres*
「獨立購股權持有人」	收購人及其一致行動人士以外之購股權持有人
「獨立股東」	收購人及其一致行動人士以外之股東
「聯合公告」	本公司及收購人於二零零六年四月二十八日就收購建議發出之聯合公告
「最後交易日」	二零零六年四月十七日，即緊接聯合公告發出前股份之最後交易日
「最後可行日期」	二零零六年五月十日，即本綜合文件付印前確定所載若干資料之最後實際可行日期

「中央結算系統」	由香港結算設立及管理之中央結算及交收系統
「聯昌國際」	聯昌國際證券(香港)有限公司,一家根據證券及期貨條例進行第1類(證券交易)、第4類(就證券作出意見)及第6類(就企業融資作出意見)受規管活動之持牌機構,並為收購人之財務顧問
「本公司」或「貴公司」	第一太平有限公司,於百慕達註冊成立之獲豁免有限公司,其股份於聯交所上市
「完成」	收購事項之完成,於二零零六年四月二十七進行
「綜合文件」	根據收購守則,將由收購人及本公司向全體股東及購股權持有人刊發日期為二零零六年五月十二日之綜合收購建議文件,其中載有收購建議之條款、接納及轉讓/註銷表格、由獨立董事委員作出之推薦建議,以及獨立財務顧問就有關收購建議條款作出之建議
「一致行動人士」	具收購守則內「一致行動」人士之涵義
「董事」	本公司之董事
「執行人員」	香港證券及期貨事務監察委員會的企業融資部門之執行人員或其授權人員
「首個截止日期」	二零零六年六月二日下午四時正,即綜合文件寄發後第21天
「接納表格」	**白色**接納表格及**黃色**接納表格
「FPIL (BVI)」	First Pacific Investments (BVI) Limited,一家於英屬維爾京群島註冊成立之公司,於最後可行日期由收購人及其一致行動人士擁有100%權益

除非文意另有所指，否則以下詞彙於本綜合文件內具備以下涵義：

「第一賣方」	Lagrima Investments Limited及Crisciuta Limited，緊接完成前分別擁有FPIL (BVI)已發行股本約33.334%及33.332%。Lagrima Investments Limited及Crisciuta Limited之全部已發行股本分別由林紹良先生及林聖宗先生全資擁有
「第二賣方」	Lagrima Investments Limited、Thrivetime Limited及Bethrive Limited，緊接完成前分別擁有FPIL (Liberia)已發行股本之30.00%、10.00%及10.00%。Lagrima Investments Limited、Thrivetime Limited及Bethrive Limited之全部已發行股本分別由林紹良先生、Sudwikatmono先生及Ibrahim Risjad先生全資擁有
「接納股東」	按股份收購建議之條款有效接納之股東，條款之詳情載於本綜合文件及隨附之接納表格
「收購事項」	收購人分別向第一賣方及第二賣方收購66,666股FPIL (BVI)股份及234股 FPIL(Liberia)股份
「一致行動」	收購守則所賦予之相同涵義
「每股經調整資產淨值」	如本公司截至二零零五年十二月三十一日止年度之年報所披露之每股經調整資產淨值約4.21港元
「聯繫人士」	收購守則所賦予之相同涵義
「董事會」	本公司董事會
「營業日」	香港持牌銀行一般於日常營業時間營業之日子，不包括星期六及香港於上午九時正至下午五時正任何時間懸掛八號或以上熱帶氣旋或黑色暴雨警告訊號之日子

2. 根據收購建議交出之股份及購股權而應付之現金代價(就股份收購建議而言經扣除賣方從價印花稅)款項將儘快以平郵方式寄發予接納獨立股東及獨立購股權持有人,郵誤風險概由彼等承擔,惟在任何情況下須於就股份收購建議之過戶處或就購股權收購建議之本公司(視情況而定)收到填妥之接納書之日或收購建議成為或宣佈無條件當日(以較後者為準)後10日內寄發。

3. 假設收購建議於首個截止日成為無條件,則根據收購守則,其須仍公開予以接納不少於十四日。

4. 倘於二零零六年七月十二日(即緊隨本綜合文件寄發後60日之後之下一個營業日)或之前股份收購建議尚未就接納宣佈成為或已成為無條件,則除非執行人員同意另一較後日期,否則收購建議將告失效。

本綜合文件所提述之所有日期及時間均指根據收購守則計算之香港日期及時間。

預期時間表

二零零六年

本綜合文件寄發日期及收購建議之開始時間 .... 五月十二日星期五

首個截止日期 *(附註1)* .... 六月二日星期五下午四時正

於首個截止日期在聯交所網站公佈收購建議結果 .... 六月二日星期五下午七時正

於首個截止日期在報章公佈收購建議結果 .... 六月五日星期一

於首個截止日期下午四時正或之前就收到
有效接納而根據收購建議應付款項寄發
付款支票之最後日期(假設收購建議
於首個截止日期成為或宣佈成為無條件) *(附註2)* .... 六月十二日星期一

接納之最後日期(假設收購建議於首個截止日期
成為或宣佈成為無條件) *(附註3)* .... 六月十六日星期五下午四時正

於二零零六年六月十六日下午四時正或之前
就收到有效接納而根據收購建議應付款項
寄發付款支票之最後日期 *(附註2)* .... 六月二十六日星期一

收購建議可宣佈成為無條件之最後日期 *(附註4)* .... 七月十二日星期三

附註：

1. 收購建議須待接納後始可作實。除非收購人根據收購守則修訂或延長收購建議之期限，否則接納收購建議之最後時間將為二零零六年六月二日下午四時正截止。收購人將於首個截止日期下午七時正透過聯交所網站公佈以述明收購建議之結果及收購建議是否已予修訂或延長期限、已到期或已成為或宣佈成為無條件。任何有關延長收購建議之公佈，必須列出下一個截止日期，或倘收購建議就接納已成為無條件，則載列收購建議將可供接納直至另行通告為止之陳述。在後者之情況下，將會在收購建議截止前向尚未接納收購建議之獨立股東及獨立購股權持有人給予最少14日之書面通知，並將刊發公佈。然而務須注意收購人無意在收購建議並無在該日期或之前成為無條件的情況下將收購建議期延長至最後截止日期之後，亦無意修改股份收購價或購股權收購價。

目錄

頁次

隨附文件：

— 白色接納表格
— 黃色接納表格

此乃要件　請即處理

閣下如對本綜合文件任何方面或對應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或以其他方式轉讓**，應立即將本綜合文件及隨附之接納表格送交買主或承讓人或經手買賣之持牌證券商或註冊證券機構或其他代理商，以便轉交買主或承讓人。本綜合文件應與隨附之接納表格一併閱讀，其內容構成本綜合文件所載之收購建議之一部份。


FIRST
PACIFIC

Salerni International Limited
(於英屬維爾京群島註冊成立之有限公司)

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司
(於百慕達註冊成立之有限公司)
(股份代號：00142)

聯昌國際證券(香港)有限公司
代表
SALERNI INTERNATIONAL LIMITED
就收購第一太平有限公司之
全部已發行股份
及註銷第一太平有限公司所有尚未行使之購股權
(不包括已由SALERNI INTERNATIONAL LIMITED
及其一致行動人士實益擁有之股份)
提出之強制性有條件現金收購建議

Salerni International Limited的財務顧問

CIMB

聯昌國際證券(香港)有限公司

獨立董事委員會之獨立財務顧問


新百利有限公司

聯昌國際證券(香港)有限公司之函件，包括(其中包括)，收購建議條款之詳情載列於本綜合文件第15至第25頁。

董事會函件載列於本綜合文件第8至第14頁。

獨立董事委員會的函件載於本綜合文件第26至第27頁，當中載有其就收購建議致獨立股東及獨立購股權持有人之推薦建議，另獨立財務顧問(新百利有限公司)的函件載於本綜合文件第28至第49頁，當中載有致獨立董事委員會、獨立股東及獨立購股權持有人之建議。

接納收購建議之手續及有關資料載於本綜合文件附錄一第50至第57頁及隨附之接納表格。股份收購建議的接納文件應不遲於二零零六年六月二日星期五下午四時正(「首個截止日期」)或收購人可能決定及按照收購守則之規定宣佈之其他時間及日期交回香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室，而購股權收購建議的的接納文件亦應不遲於上述時間交回本公司，地址為香港中環康樂廣場八號交易廣場二期二十四樓。收購人無意延長收購建議期於首個截止日期之後，或修訂股份收購價或購股權收購價。

二零零六年五月十二日